As Filed with the Securities and Exchange Commission on August 10, 2015

Registration No. 333-205539

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GENSIGHT BIOLOGICS S.A.

(Exact name of registrant as specified in its charter)

France	2836	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

74, rue du Faubourg Saint-Antoine

75012 Paris - France

Telephone: +33 (0)1 76 21 72 20

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Fl.

New York, N.Y. 10017

Telephone: (212) 750-6474

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Melinda Stege Arsouze Gide Loyrette Nouel LLP 22, cours Albert Ier 75008 Paris - France Telephone: +33 (0)1 40 75 60 00	Craig E. Marcus Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 Telephone: (617) 951-7000	Lisa L. Jacobs Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 Telephone: (212) 848-4000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2015.

PRELIMINARY PROSPECTUS

American Depositary Shares

GenSight Biologics S.A.

            American Depositary Shares

Representing             Ordinary Shares

This is the initial public offering of American Depositary Shares, or ADSs, representing             ordinary shares of GenSight Biologics S.A. We are offering             ADSs. Each ADS will represent                  issued ordinary shares, nominal value €0.01 per share. All proceeds of the offering, net of expenses, are to be paid to us. We anticipate that the initial offering per ADS will be between $             and $            . Currently, no public market exists for the ADSs or our ordinary shares.

We intend to list the ADSs on the NASDAQ Global Market under the symbol “GNST.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discounts and commissions[1]	$	$
Proceeds to us, before expenses	$	$

(1)	The underwriters will also be reimbursed for certain expenses incurred in this offering. See “Underwriting” for details.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional                  ADSs. If the underwriters exercise their option in full, the total underwriting discounts and commissions payable by us will be $                        , and the total proceeds to us, before expenses, will be $            .

Investing in the ADSs involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any U.S. state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the ADSs is expected to be made on or about            , 2015.

Leerink Partners	Evercore ISI	Canaccord Genuity

The date of this prospectus is             , 2015.

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

We are incorporated in France, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In this prospectus, unless otherwise specified, all monetary amounts are in euros, all references to “€” and “euros” mean euros and all references to “U.S. dollars,” “US$” and “USD” mean United States dollars. Throughout this prospectus, references to ADSs mean ADSs or ordinary shares represented by such ADSs, as the case may be.

INDUSTRY AND MARKET DATA

Although we are responsible for all disclosure contained in this prospectus, in some cases we have relied on certain market and industry data obtained from third-party sources that we believe to be reliable. Market estimates are calculated by using independent industry publications and third-party forecasts in conjunction with our assumptions about our markets. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

TRADEMARKS AND SERVICE MARKS

We own a trademark registration for “GenSight” in France and have a pending Community Trade Mark application for this trademark. All other trademarks or service marks appearing in this prospectus that are not identified as marks owned by us are the property of their respective owners.

Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ®, (TM) and (sm) symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.

EXCHANGE RATE INFORMATION

The following table sets forth, for each period indicated, the low and high exchange rates for euros expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the noon buying rate of the Federal Reserve Bank of New York for the euro. As used in this document, the term “noon buying rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, as certified by the Federal Reserve Bank of New York for customs purposes. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this prospectus may vary.

	Year Ended December 31,
	2010	2011	2012	2013	2014
High	1.4536	1.4875	1.3463	1.3816	1.3927
Low	1.1959	1.2926	1.2062	1.2774	1.2101
Rate at end of period	1.3269	1.2973	1.3186	1.3779	1.2101
Average rate per period	1.3216	1.3931	1.2858	1.3281	1.3297

The following table sets forth, for each of the last six months, the low and high exchange rates for euros expressed in U.S. dollars and the exchange rate at the end of the month based on the noon buying rate as described above.

	February 2015	March 2015	April 2015	May 2015	June 2015	July 2015
High	1.1462	1.1212	1.1174	1.428	1.1404	1.1150
Low	1.1197	1.0524	1.1145	1.0876	1.0913	1.0848
Rate at end of period	1.1197	1.0741	1.1241	1.0994	1.1154	1.1028

In various places throughout this prospectus we show financial amounts in both U.S. dollars and euros. Unless otherwise stated, these conversions, which are provided solely for convenience, are made at the exchange rate of €1.00 = $         the noon buying rate on             , 2015.

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PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in the ADSs and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before deciding to buy the ADSs. Unless the context requires otherwise, references in this prospectus to the “Company,” “GenSight,” “we,” “us” and “our” refer to GenSight Biologics S.A.

Overview

We are a clinical-stage biotechnology company discovering and developing novel therapies for mitochondrial and neurodegenerative diseases of the eye and, in the future, of the central nervous system. To address these therapeutic areas, we leverage our integrated development platform by combining a gene therapy-based approach with our core technology platforms of mitochondrial targeting sequence, or MTS, and optogenetics. Our management and scientific teams have extensive experience in gene therapy and drug development, in particular in the field of ophthalmology, and have served in leadership roles at several innovative ophthalmology companies.

Our initial focus has been on developing therapies for severe retinal diseases, with the goal of preserving or restoring vision in patients suffering from such diseases. Using our gene-therapy based approach, our product candidates are designed to be administered in a single treatment to each eye by intravitreal or subretinal injection in order to provide patients with a long-lasting functional cure, potentially for the rest of their lives.

Our pipeline currently consists of two lead product candidates for the treatment of sight-threatening retinal degenerative diseases, together with products in preclinical development targeting ophthalmic and neurodegenerative diseases.

Our Core Technology Platforms

Our first core technology platform based on our MTS is, to our knowledge, the only existing technology that permits missing mitochondrial proteins to be shuttled into the mitochondrion, enabling the restoration of mitochondrial function. Using our proprietary MTS technology platform, we are developing product candidates for the treatment of Leber hereditary optical neuropathy, or LHON, an orphan mitochondrial disease leading to irreversible and sudden sight loss in teens and young adults and for which no treatment approved by the U.S. Federal Drug Administration, or FDA, is currently available. Our lead product candidate, GS010, targets LHON due to a mutation in the NADH dehydrogenase 4 mitochondrial gene, or ND4. NADH dehydrogenase is an enzyme that acts on NADH, the reduced form of nicotinamide adenine dinucleotide, and is an important enzyme in cellular metabolism. Based on data from regional studies, we estimate the incidence of LHON to be approximately 1,400 to 1,500 new patients who lose their sight every year in the United States and Europe. We believe that, given its stage of clinical development, GS010 has the potential to be the first therapy approved by the FDA for the treatment of LHON.

We believe that our MTS technology platform is unique and can be used to address indications outside of ophthalmology involving defects of the mitochondrion, such as Kearns-Sayre syndrome, mitochondrial encephalopathy and other disorders of the central nervous system. The technology is protected by patents over which we have acquired exclusive licenses for ophthalmic disease indications and non-exclusive licenses in other mitochondrial diseases.

Our second core technology platform is optogenetics, a novel approach that restores vision to patients by using gene therapy to introduce a gene encoding for light-sensitive protein into specific target cells in the retina in order to make them responsive to light. An external wearable medical device to specifically stimulate the transduced cells is currently being developed to amplify the light signal and enable vision restoration. Using our optogenetics technology platform, we are developing our product candidate, GS030, to restore vision in patients suffering from Retinitis Pigmentosa, or RP. RP is an orphan disease caused by multiple mutations in several genes involved in the visual cycle. Our optogenetics technology platform is independent of the specific genetic mutations that lead to the disease. On average, RP patients begin experiencing vision loss in their young adult years, eventually turning blind around the age of 40 to 45. There is currently no existing treatment for RP. RP has an estimated prevalence of 1.5 million people throughout the world.

We believe that our optogenetics technology platform could also be used to treat patients suffering from geographic atrophy, or GA, which is a late-stage form of age-related macular degeneration, or AMD, a well-known disease affecting the elderly that results in blindness. We plan to move GS030 into a clinical trial in patients suffering from GA once clinical proof-of-concept studies have been successfully completed for RP. We have compiled a portfolio of exclusive licenses and options for exclusive licenses for specific light-sensitive proteins to be used in developing products that restore vision in RP and GA patients.

We believe that we have a significant competitive advantage as a result of the collective experience of our management and scientific team in the biotechnology industry, specifically in the areas of ophthalmology and gene therapy. Our Chief Executive Officer, Executive Chairman and co-founder, Bernard Gilly Ph.D., has over 20 years of experience in the pharmaceutical sector and as an entrepreneur. Dr. Gilly was Chief Executive Officer of Transgene S.A., or Transgene, heading Transgene’s public listing and financing. Dr. Gilly also was founder and Chief Executive Officer of Fovea Pharmaceuticals S.A., or Fovea, and later became the Executive Vice President of the Ophthalmology Division of Sanofi S.A., or Sanofi, after Fovea was acquired by Sanofi. Other members of our executive management team have significant experience in the discovery and development of gene therapy and ophthalmology drug products. Our co-founder, Jose-Alain Sahel M.D. Ph.D. is Director of Institut de la Vision and Chairman of the Department of Ophthalmology at the Centre Hospitalier National d’Ophtalmologie des XV-XX in Paris, France. Dr. Sahel has conducted pioneering research into the understanding of the pathological mechanisms involved in RP and was recently recognized by the Foundation Fighting Blindness. Our co-founder, Botond Roska M.D. Ph.D., Professor at University of Basel and senior group leader at the Friedrich Miescher Institute, or FMI, in Switzerland focuses on the structure and function of the retina and optogenetic vision restoration. For more information on our management and directors, see “Management.”

Our Lead Product Candidate: GS010 for the Treatment of LHON

We are developing GS010 as a treatment for LHON due to the ND4 gene mutation, a rare mitochondrial genetic disease. GS010 is based on our MTS technology platform, which permits missing mitochondrial proteins to be shuttled into the mitochondrion, enabling the restoration of mitochondrial function. There is currently no FDA-approved treatment to prevent loss of sight or restore vision in LHON patients.

LHON is a maternally-inherited genetic disease that causes the onset of irreversible and severe loss of sight leading to blindness and disability in teens and young adults. LHON causes patients to suffer from sudden and rapid vision loss resulting in disability that affects patients and their families socially, emotionally and financially. LHON greatly alters the patient’s ability to perform daily life activities, reduces their autonomy and, in particular, affects their ability to read, drive and recognize facial features and expressions. The quality of life of patients with LHON is generally poor.

LHON is caused by defects in mitochondrial genes encoding for proteins called NADH dehydrogenase. These proteins are part of a large enzyme complex known as the respiratory chain complex I, or complex I, which is active in the mitochondrion. Complex I is one of several enzyme complexes necessary for oxidative phosphorylation. Within mitochondria enzyme complexes carry out chemical reactions that drive the production of adenosine triphosphate, or ATP. ATP is the main energy source within the cell. Complex I is responsible for the first step in the process that leads to the generation of ATP. Three different genes encoding for four NADH dehydrogenases have been linked to LHON and are considered to be the primary mutations for the disease to manifest.

Although the genetic mutation is present throughout the body, LHON symptoms are almost uniquely limited to retinal ganglion cells, or RGCs, leading to their dysfunction and to optic nerve atrophy. RGCs are located near the inner surface of the retina. They receive visual information from photoreceptors. RGCs collectively transmit image-forming and non-image forming visual information from the retina to several regions in the brain. Once the RGCs degenerate, signals can no longer be transmitted to the brain resulting in loss of vision.

Our preclinical studies demonstrated that, in vitro, GS010 restored mitochondrial respiratory chain function in ND4-mutated patient fibroblasts and, in vivo, protected RGCs and restored vision in a rat model of LHON. In a cellular assay with cells derived from LHON patients with the ND4 mutation, GS010 was able to restore mitochondrial function and ATP production. We isolated and cultured fibroblasts from LHON-ND4 patients. In these fibroblasts, we demonstrated that GS010 restores mitochondrial function, including complex I activity and ATP production, to the level of normal fibroblasts. We also determined that, in vivo, IVT injection of GS010 leads to the expression of the human, wild-type ND4 gene in rat RGCs. The human protein was also found within the mitochondria.

The Phase III program for GS010 has been designed to demonstrate efficacy in patients with the ND4 mutation. The pivotal studies will focus first on patients who have manifested visual decline for up to one year. The two proposed studies, which are to be conducted in parallel, are called CLIN-03A and CLIN-03B. We submitted an Investigational New Drug, or IND, application in the United States on June 30, 2015 and a Clinical Trial Application, or CTA, in certain individual European Union countries in July 2015. The first patient, first visit, or FPFV, for the pivotal studies at a trial site is expected by the end of 2015.

Our Second Product Candidate: GS030 for the Treatment of RP

Our second product candidate, GS030, is based on optogenetics, a technology that makes cells responsive to light. We are using a modified AAV2, to which we have exclusive rights in optogenetics, to introduce a DNA sequence that encodes a photosensitive protein, ChrimsonR, into the nucleus of target cells. Once this protein is expressed, it confers a photoreceptor-like function to the target cell, enabling the restoration of vision in patients with extremely reduced vision or who are blind due to RP. We have secured exclusive rights to several specific light-sensitive proteins known as opsins, including ChrimsonR, in ophthalmology from the Massachusetts Institute of Technology, or M.I.T., and, through our license with Novartis Pharma AG, or Novartis, from the Friedrich Miescher Institute. Once transfected, the opsins expressed by the targeted retinal cells will be stimulated by a specific wavelength transmitted by an external wearable medical device in the form of biomimetic goggles, which we are developing.

RP is the leading cause of hereditary blindness in developed countries. RP represents a group of related genetic eye disorders that clinically manifest in both non-syndromic forms involving isolated visual disability as well as syndromic forms involving other organs or tissues, such as Usher disease or Bardet-Biedl syndrome, which manifests both in the retina and in the cochlea of the ear. The mutations that cause RP are heterogeneous and include recessive, dominant and X-linked forms of more than 60 genes and affect a variety of cell functions. Syndromic forms of RP are equally heterogeneous.

RP causes progressive vision loss due to degeneration of rod photoreceptors, resulting in the loss of peripheral vision, followed by degeneration of cone photoreceptors, resulting in the loss of central vision. The first symptom of RP is usually difficulty with night vision, which may occur as early as childhood. The disease progresses over a period of years or decades and ultimately leads to blindness. Some patients become blind as early as age 30, and the majority of patients become legally blind before the age of 60.

The optogenetic strategy for a patient suffering from RP aims at conferring light sensitivity to normally light insensitive retinal neurons, such as RGCs, in order to restore a light response. While there is significant loss of photoreceptor cells, other retinal cell types are usually preserved.

Because cells expressing optogenetic protein are less light sensitive than normal photoreceptors, vision under regular daylight conditions is unlikely to be possible. Our biomimetic goggles, which mimic the normal retinal activity of capturing visual information, will then amplify the light signal at the appropriate wavelength to enable vision restoration.

GS030 consists of two components:

•	A gene therapy product comprising a gene encoding a photoactivatable channelrhodopsin protein, ChrimsonR, delivered via a modified AAV2 known as AAV2 7m8; and

•	Biomimetic goggles that stimulate the engineered retinal cells. The images are projected by a light source that uses a specific wavelength onto the retina.

An rd1 mouse, which is a relevant model of RP, is affected by the degeneration of rods followed by the degeneration of cones, leading to the loss of vision five to six weeks after birth. When the retinas of such mice are dissected post-mortem and connected to a multi-electrode array, an electrical response to light is not detected. Using the same method with the retinas from rd1 mice that have received an IVT injection of GS030, an electrical response to light is produced and detected with the multi-electrode array, and this response is a function of light intensity.

We are planning to conduct the following three main studies in order to support a CTA submission:

•	phototoxicity of the specific 600nm light in mice models of RP;

•	safety of photoactivated proteins and vector biodistribution in mice models of RP in a Good Laboratory Practices, or GLP, study; and

•	long-term safety and biodistribution of GS030 in a GLP study.

We are currently planning a Phase I/II, open-label, single-center trial to evaluate the safety and tolerability of GS030 and the external wearable medical device in RP patients. This study will be conducted at the Centre Hospitalier National d’Ophtalmologie des XV-XX in Paris, France. The trial will include secondary endpoints that could serve to demonstrate proof of concept of the efficacy of our optogenetic approach in RP patients. Capability of the combination of GS030 treatment with the use of biomimetic goggles to restore a sense of vision, meaning the ability to react to a visual stimulus, by a given RP patient would serve as a proof of concept.

Our Strategy

Our goal is to transform the lives of patients suffering from degenerative diseases of the eye and, in the future, of the central nervous system through the development of novel therapies combining gene therapy-based approaches with our MTS and optogenetics technology platforms. The key elements of our strategy are the following:

•

Rapidly complete clinical development and commercial launch of our lead product candidate, GS010, for the treatment of LHON. Following the recent successful completion of the Phase I/II study, we expect to initiate a pivotal Phase III clinical trial of GS010 in the fourth quarter of 2015 and report results of this study by the second half of 2017. Upon completion of the Phase III trial, if successful, we intend to apply for regulatory approval in the United States and Europe in 2018. GS010 has received orphan drug designation for the treatment of LHON in the United States and the European Union. We believe that, given its stage of clinical development, GS010 has the potential to be the first FDA-approved therapy for LHON, addressing a significant unmet medical need.

•	Advance clinical development of our second lead product candidate, GS030, using our optogenetics technology for the treatment of RP. Our second lead product candidate, GS030, will enter preclinical GLP toxicology studies in the fourth quarter of 2015. We intend to initiate clinical development in RP patients by the end of 2016 with the expectation of receiving interim data in 2017. We believe that, due to its ability to introduce a gene encoding for light-sensitive protein into target cells, GS030 has the potential to be the first therapy that partially or fully restores the sight of patients who are blind due to RP.

•	Expand our pipeline by leveraging our proprietary MTS technology platform. Our initial focus for our MTS technology platform is ophthalmology and, in particular, the treatment of LHON using GS010. Several degenerative diseases of the optic nerve, such as LHON, have long been associated with defects of the mitochondria. There is increasing evidence for mitochondrial involvement in other neurodegenerative diseases, including rare diseases such as Kearns-Sayre syndrome and Alpers disease and more frequent disorders such as Parkinson’s disease and amyotrophic lateral sclerosis. We believe our capabilities, clinical experience and know-how will allow us to pursue the preclinical and clinical development of treatments using our MTS technology platform to more broadly target degenerative diseases such as other forms of LHON or diseases of the central nervous system. For example, we have initiated a research program for GS011 using our MTS technology platform to treat LHON due to mutation in the NADH dehydrogenase 1 mitochondrial gene, or
ND1.

•	Pursue preclinical development of other indications using our optogenetics technology platform. The initial focus of our optogenetics technology platform using GS030 is for disorders of the photoreceptor cells, in particular RP. However, since GS030 can address diseases of photoreceptor degeneration regardless of the type of mutation, we believe that GS030 may be extended to address patients suffering from GA.

•	Directly commercialize our lead products, GS010 and GS030, in key geographies. If approved, we intend to commercialize GS010 and GS030, initially in the United States and the European Union. Because of the orphan nature of LHON and RP, we believe a targeted sales and marketing organization would be able to reach specialized ophthalmology centers and their patients. For example, we believe that this sales force approach would be sufficient to manage commercialization of GS010 in North America, since we anticipate that a large majority of patients suffering from these diseases will be referred to a limited number of large, well-equipped eye hospitals. We plan to deploy a similar commercialization strategy in Europe. We intend to find partners for Asia and the rest of the world.

•	Leverage our management’s expertise to acquire or in-license complementary product candidates. In addition to our current product candidates, we will evaluate acquisition or in-licensing opportunities with the potential to expand and diversify our pipeline. We believe that our management team’s expertise in the gene therapy market provides our company with a competitive advantage in evaluating product opportunities.

Summary Risk Factors

An investment in the ADSs involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in the ADSs. Among these important risks are the following:

•	We have never generated revenue from product sales and have incurred operating losses since inception. We expect to continue to incur losses for the foreseeable future and may never achieve or maintain profitability.

•	Even if this offering is successful, we may need to raise additional capital, which may not be available on acceptable terms, or at all.

•	Currently, no gene therapy product has been approved in the United States and only one such product has been approved in the European Union. Our product candidates are based on gene therapy technology, which makes it difficult to predict the timing and cost of development and subsequent regulatory approval for our product candidates.

•	We have not completed the evaluation of our lead product candidate, GS010, in clinical trials and our second lead product candidate, GS030, is being evaluated in preclinical studies.

•	Our product candidates and the process for administering our product candidates using AAV vectors may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial potential or result in significant negative consequences following any potential marketing approval.

•	We face significant competition in an environment of rapid technological change and our competitors may achieve regulatory approval before us or develop therapies that are more advanced or effective than ours.

•	We rely on third parties to conduct, supervise and monitor our clinical studies. If these third parties do not meet our deadlines or otherwise conduct the trials as required, our clinical development programs could be delayed or unsuccessful and we may not be able to obtain regulatory approval for or commercialize our product candidates when expected or at all.

•	The commercial success of our product candidates depends upon their degree of market acceptance by physicians, patients, third-party payors and others in the medical community.

•	We may choose in the future to enter into collaborations with third parties for the development and commercialization of our product candidates. If we are unable to enter into such collaborations on acceptable terms, or if these collaborations are not successful, our business could be adversely affected.

•	We may be unable to establish sales and marketing capabilities.

•	We may not be successful in our efforts to identify or discover additional product candidates and may fail to capitalize on programs or product candidates that may be a greater commercial opportunity or for which there is a greater likelihood of success.

•	We do not own any issued patents and our rights to develop and commercialize our product candidates are limited by the terms and conditions of intellectual property licenses granted to us by others.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than US$1.0 billion in revenue during our most recently completed fiscal year as of the initial filing date of the registration statement of which this prospectus forms a part, we qualify as an

“emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, which we refer to as the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have US$1.0 billion or more in annual revenues as of the end of our fiscal year, more than US$700.0 million in market value of our stock held by non-affiliates as of the end of our second fiscal quarter, or we issue more than US$1.0 billion of non-convertible debt securities over a three-year period. We may choose to take advantage of some but not all of these reduced disclosure obligations. If we do, the information that we provide shareholders may be different than you might get from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We prepare our financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standard Board, which make no distinction between public and private companies for purposes of compliance with new or revised accounting standards. As a result, the requirements for our compliance as a private company and as a public company are the same.

Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosures of material information by issuers.

Corporate Information

We were incorporated as a société anonyme, or S.A., on April 17, 2012 and our principal executive offices are located at 74, rue du Faubourg Saint-Antoine, 75012 Paris, France. We are registered at the Paris Trade and Companies Register (Registre du commerce et des sociétés) under the number 751 164 757. Our telephone number at our principal executive offices is +33 1 76 21 72 20. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. Our website address is www.gensight-biologics.com. The reference to our website is an inactive textual reference only and information contained in, or that can be assessed through, our website is not part of this prospectus.

THE OFFERING

ADSs offered by us	ADSs.

Ordinary shares to be outstanding immediately after completion of this offering	Ordinary shares ( ordinary shares if the option to purchase additional ADSs is exercised in full).

Option to purchase additional ADSs	We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to an additional ADSs.

American Depositary Shares	Each ADS represents one ordinary share. You will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and all holders and beneficial owners of ADSs issued thereunder. To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	The Bank of New York Mellon.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, at an assumed initial public offering price of US$ per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with our existing resources, to fund development of GS010 through clinical studies, regulatory approvals and commercialization, to fund development of GS030 through non-clinical studies, clinical studies, regulatory approvals and commercialization and for our other product candidates and research projects, as well as working capital, capital expenditures and other general corporate purposes. See “Use of Proceeds” for additional information.

Dividend policy	We do not expect to pay any dividends on the ADSs in the foreseeable future.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in the ADSs.

Proposed NASDAQ Global Market trading symbol for the ADS	“GNST.”

The number of ordinary shares to be outstanding after this offering is based on a total of 5,044,495 ordinary shares and 17,416,135 Series A preferred shares and 11,562,175 Series B preferred shares, exchangeable into ordinary shares on a one-for-one basis, outstanding as of August 10, 2015 and excludes 3,193,096 ordinary shares issuable upon the exercise of warrants outstanding as of August 10, 2015 at a weighted average exercise price of €0.01, or $         per share and 2,135,747 ordinary shares issuable upon the exercise of warrants outstanding as of August 10, 2015 at a weighted average exercise price of €1.31, or $             per share. See “Security Ownership of Beneficial Owners and Management.”

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the conversion of all of our Series A and Series B outstanding preferred shares into an aggregate of 28,978,310 ordinary shares on a one-for-one basis, which will occur automatically immediately prior to the completion of this offering;

•	the effectiveness of our amended and restated bylaws upon the completion of this offering; and

•	no exercise by the underwriters of their option to purchase additional ADSs.

SUMMARY FINANCIAL DATA

The following summary statement of income (loss) data for the years ended December 31, 2013 and 2014 and the summary statement of financial position data as of December 31, 2014 have been derived from our audited financial statements included elsewhere in this prospectus. Our audited financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The following summary financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our financial statements and related notes beginning on page F-1 of this prospectus, as well as the sections entitled “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Exchange Rate Information” included elsewhere in this prospectus.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

As of March 31, 2015, our cash and cash equivalents amounted to €8,923,170, or $        .

	Year Ended December 31,
	2013	2014
	€	€	US$(1)
Statements of Income (Loss) Data:
Operating income	€908,442	€1,102,693	$1,334,369
Operating expenses:
Research and development	2,785,743	6,197,031	7,499,027
General and administrative	961,077	1,648,832	1,995,252

Total operating expenses	3,746,820	7,845,863	9,494,279

Operating profit (loss)	(2,838,378)	(6,743,170)	(8,159,910)

Financial profit (loss)	75,517	72,028	87,161

Net income (loss)	€(2,762,861)	€(6,671,142)	$(8,072,749)

Basic and diluted earnings (loss) per share(2)	€(0.16)	€(0.30)	$(0.36)

Number of shares used for computing
basic and diluted earnings (loss) per share	17,438,174	21,886,723	21,886,723

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00 = US$ 1.2101 at December 31, 2014.
(2)	See Note 21 to our financial statements for further details on the calculation of basic and diluted earnings (loss) per share.

	As of December 31,
	2013	2014
	Actual	Actual		Pro forma As Adjusted(2)(3)
	€	€	US$(1)	€	US$(1)
Statements of Financial Position Data:
Cash and cash equivalents	€17,093,389	€10,669,471	$12,911,127	€	$
Marketable securities	—	1,402,151	1,696,743
Total assets	18,871,629	14,816,505	17,929,453
Total shareholders’ equity	16,965,495	10,579,019	12,801,671
Total non-current liabilities	9,812	672,819	814,178
Total current liabilities	1,896,322	3,564,666	4,313,602
Total liabilities	1,906,134	4,237,485	5,127,781
Total liabilities and shareholders’ equity	€18,871,629	€14,816,505	$17,929,453	€	$

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00 = US$ 1.2101 at December 31, 2014.

(2)	Pro forma amounts reflect (i) the issuance and sale of 11,562,178 Series B preferred shares for an aggregate purchase price of €32,142,855 and (ii) the conversion of all of our outstanding Series A and Series B preferred shares on a one-for-one basis into an aggregate of 28,978,310 ordinary shares immediately prior to the completion of this offering.

(3)	The pro forma as adjusted information gives further effect to the sale of ADSs offered by us in this offering at an assumed initial public offering price of US$ per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information presented above is illustrative only and will adjust based on the actual public offering price, the actual number of shares and ADSs offered by us, and the other terms of the offering determined at pricing. The pro forma as adjusted information is unaudited and is not derived from our audited financial statements.

RISK FACTORS

Investing in the ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and the related notes, before deciding to invest in the ADSs. If any of the following risks actually occurs, our business, prospects, operating results and financial condition could suffer materially, the trading price of the ADSs could decline and you could lose all or part of your investment.

Risks Related to Our Financial Condition and Capital Requirements

We have never generated revenue from product sales and have incurred operating losses since inception. We expect to continue to incur losses for the foreseeable future and may never achieve or maintain profitability.

Since inception, we have devoted substantially all of our efforts to research and development, including preclinical and clinical development of our product candidates, as well as to building our team. We have never generated revenue from our products sales and we have incurred operating losses since inception. Our net loss was €2.8 million and €6.7 million for the fiscal years ended December 31, 2013 and 2014, respectively.

Our capacity to generate revenues from product sales and to achieve profitability will depend on our ability, alone or with collaborative partners, to successfully complete the development of and to obtain the regulatory approvals necessary to commercialize product candidates with significant market potential. We do not currently have the required approvals to market GS010, GS030 or any other product candidates and we may never obtain such approvals or be able to commercialize any of our current or any future product candidates. We do not anticipate generating revenues from product sales for at least the next several years. Our ability to generate future revenues from product sales will depend heavily on our and any of our collaborators’ success in:

•	continuing our research and development of our two lead product candidates, including our pivotal Phase III clinical trial for our lead product candidate GS010 and preclinical studies and clinical trials for our second lead product candidate GS030;

•	initiating additional preclinical studies, clinical trials or other studies of our other product candidates;

•	identifying and validating new product candidates that combine gene therapy approaches with our key platform technologies;

•	preparing our biologic license application, or BLA, and marketing authorization application, or MAA, for GS010 and GS030 and seeking marketing approvals for any of our other product candidates that successfully complete clinical trials;

•	completing and submitting applications to, and obtaining regulatory approval from, other foreign regulatory authorities;

•	launching and commercializing product candidates for which we obtain regulatory and marketing approval by establishing a sales force, marketing and distribution infrastructure or, in regions where we choose to do so, collaborating with a commercialization partner;

•	setting a commercially viable price for any products for which we may receive approval;

•	obtaining and maintaining adequate coverage and reimbursement from government and third-party payors for our product candidates;

•	maintaining and enhancing a sustainable, scalable, reproducible and transferable manufacturing process for our vectors and product candidates;

•	establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and the market demand for our product candidates, if approved;

•	obtaining market acceptance of our product candidates as a viable treatment option and satisfying any post-marketing requirements;

•	addressing any competing technological and market developments;

•	implementing additional internal systems and infrastructure, as needed;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter and performing our obligations in such collaborations;

•	acquiring or in-licensing other product candidates and technologies;

•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how;

•	avoiding and defending against third-party interference or infringement claims; and

•	attracting, hiring and retaining qualified personnel.

We may never succeed in any or all of these activities and, even if we do, we may never generate revenues that are significant or large enough to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis and may need to obtain additional funding to continue operations. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business, diversify our product pipeline or continue our operations. A decline in the value of our company also could cause you to lose all or part of your investment.

Our limited operating history may make it difficult for you to evaluate our business to date and to assess our future viability.

We began our operations in April 2012. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, acquiring our technology, identifying potential product candidates, undertaking preclinical studies and clinical trials of our most advanced product candidates, and establishing collaborations. We have not yet demonstrated the ability to complete Phase III trials of our product candidates, obtain marketing approvals, manufacture a commercial-scale product or conduct sales and marketing activities necessary for successful commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a development-stage business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from a company with a research focus to a company that is also capable of supporting commercial activities. We may not be successful in such a transition.

Even if this offering is successful, we may need to raise additional capital, which may not be available on acceptable terms, or at all.

Our operations have consumed significant amounts of cash since inception. To date, we have financed our activities primarily through private placements and funding received from Bpifrance Financement. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, initiate further clinical trials of and seek marketing approval for, our product candidates. Our expenses could increase beyond our current expectations, depending on:

•	the scope, progress, results and costs of drug discovery, laboratory testing, preclinical development and clinical trials for our product candidates;

•	the costs, timing and outcome of regulatory review of our product candidates, including, in particular, if we are required by the U.S. Food and Drug Administration, or FDA, the European Medical Agency, or EMA, or other regulatory agencies to perform clinical trials and other studies in addition to those that we currently anticipate;

•	the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

•	pricing and reimbursement levels for commercial sale of our products and the amount of any revenues we would receive from such sales; and

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims.

Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

Until such time that we can generate substantial revenue from product sales, we expect to finance our operating activities through a combination of our existing liquidity sources and the proceeds of this initial public offering. If we are unable to generate revenue from product sales, in particular from GS010, within our expected timeframes, or if our expenses increase to a level or at a rate beyond our expectations, we will need to raise additional capital. However, we may be unable to raise additional funds or enter into other funding arrangements when needed on favorable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate certain of our research and development programs. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. To the extent that additional capital is raised through the sale of equity or equity-linked securities, the issuance of those securities could result in substantial dilution for our current shareholders and the terms may include liquidation or other preferences that adversely affect the rights of our current shareholders. Furthermore, the issuance of additional securities, whether equity or debt, or the possibility of such issuance, may cause the market price of our ordinary shares, and therefore the ADSs, to decline, and existing shareholders may not agree with our financing plans or the terms of such financings.

Risks Related to the Discovery and Development and Regulatory Approval of Our Product Candidates

Currently no gene therapy product has been approved in the United States and only one such product has been approved in the European Union and it is therefore difficult to predict the timing and cost of development and of subsequent regulatory approval for our product candidates.

We have concentrated our research and development efforts on gene therapy approaches using our core platform technologies, mitochondrial targeting sequence and optogenetics, and our future success depends on our successful development of viable product candidates. We may experience problems or delays in developing GS010, GS030, or any other new product candidates, and such problems or delays may result in unanticipated costs, or there can be no assurance that any such development problems can be solved. We also may experience unanticipated problems or delays in developing a sustainable, reproducible and scalable manufacturing process or transferring that process to commercial partners, which may prevent us from completing our clinical trials, meeting the obligations of our collaborations or commercializing our products on a timely or profitable basis, if at all. For example, we, a collaborator or another group may uncover a previously unknown risk associated with AAV, which is the vector currently used in our gene therapy approaches, and this may prolong the period of observation required for obtaining regulatory approval or may necessitate additional clinical testing.

The regulatory approval process of the FDA, the EMA and other regulatory authorities are lengthy, time-consuming and inherently unpredictable, and we may be unable to obtain regulatory approval for our product candidates.

The regulatory approval process for novel product candidates such as ours can be more expensive and take longer than for other, better known or more extensively studied product candidates. Only one gene therapy product, uniQure N.V.’s Glybera, has received marketing authorization from the EMA, which makes it difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for our product candidates in either the United States or the European Union or how long it will take to commercialize our product candidates. Approvals by the EMA may not be indicative of what the FDA may require for approval.

In addition, regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future. The clinical trial requirements of the FDA, the EMA and other regulatory authorities and the criteria used to determine the safety and efficacy of a new product candidate can vary substantially according to the type, complexity, novelty and intended use and market of such product candidates. For example, clinical trial protocols for some gene therapies are potentially subject to review by the Recombinant DNA Advisory Committee, or RAC, a committee of the U.S. National Institutes of Health, and the RAC review process can delay the initiation of a clinical trial, even if the FDA has approved the initiation of the trial. In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other oversight bodies to change the requirements for approval of any of our product candidates. Similarly, the EMA may issue new guidelines concerning the development and marketing authorization for gene therapy medicinal products and require that we comply with these new guidelines.

As a result of the regulatory review process or changes in regulatory positions and interpretations, we may be required to perform additional studies, which would increase our development costs, delay or prevent approval and commercialization of these product candidates or lead to significant post-approval limitations or restrictions. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a product to market could decrease our ability to generate sufficient product revenue.

The complexity of a combination product that includes a biological product and a medical device presents additional, unique development and regulatory challenges, which may adversely impact our development plans and our ability to obtain regulatory approval of GS030.

GS030 relies on the combination of two components: a gene therapy to restore light sensitivity in retinal cells, and biomimetic goggles that stimulates the reengineered retinal cells by projecting light-amplified images onto the retina. Developing and obtaining regulatory approval for combination products such as GS030 pose unique challenges because they involve components that are regulated under different types of regulatory requirements, and by different FDA Centers. As a result, such products raise regulatory, policy and review management challenges. For example, because divisions from both CBER and FDA’s Center for Devices and Radiological Health must review our submissions concerning GS030, the regulatory review and approval process for GS030 may be lengthened. In addition, differences in regulatory pathways for each component of a combination product can impact the regulatory processes for all aspects of product development and management, including preclinical testing, clinical investigation, marketing applications, manufacturing and quality control, adverse event reporting, promotion and advertising, user fees and post-approval modifications.

To be successful in developing and commercializing GS030, we would need to address a number of scientific, technical and regulatory challenges. We have limited experience in the development of drug-device combinations and may not be successful in developing GS030. Given our limited experience in developing devices, we expect to rely in part on third parties for the design and manufacture of the biomimetic goggles. As a result we have entered into a consortium agreement and related agreements for the financing and conduct of research and development activities with Pixium Vision and Fondation Voir et Entendre, or FVE, a scientific foundation that funds scientific programs in the field of ophthalmic diseases and failure to supplement the current agreement to cover GS030 optogenetics product candidates may have a material adverse effect on our ability to successfully develop GS030. See “Business—Collaboration Agreements—Sight Again.”

Success in preclinical studies or early clinical trials may not be indicative of results obtained in later trials.

Results from preclinical studies or previous clinical trials are not necessarily predictive of future clinical trial results, and interim results of a clinical trial are not necessarily indicative of final results. Our product candidates may fail to show the desired safety and efficacy in clinical development despite demonstrating positive results in preclinical studies or having successfully advanced through initial clinical trials.

We have no clinical data demonstrating either the safety or efficacy of GS030 in humans, and we have no clinical data demonstrating efficacy of GS010 in humans. There can be no assurance that the results demonstrated in the Phase I/II clinical studies for GS010 will result in success in our planned clinical trials. In addition, we cannot assure you that we will be able to achieve the same or similar success in our preclinical studies and clinical trials of our other product candidates.

There is a high failure rate for drugs and biological products proceeding through clinical trials. Companies in the pharmaceutical and biotechnology industries frequently suffer significant setbacks in late-stage clinical trials, even after earlier clinical trials have shown promising results. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including due to changes in regulatory policy during the period of our product candidate development. Only a small percentage of drugs under development result in the submission of a new drug approval, or NDA, application to the FDA, the EMA or other regulatory agencies, and even fewer are approved for commercialization. Any such delays or rejections could materially and adversely affect our business, financial condition, results of operations and prospects.

We may not be successful in our efforts to identify or discover additional product candidates.

The success of our business depends primarily upon our ability to develop and commercialize our lead product candidates, GS010 and GS030, as well as to identify other product candidates based on our MTS and optogenetics technology platforms. Our research programs may fail to identify other potential product candidates for clinical development for a number of reasons. Our research methodology may be unsuccessful in identifying potential product candidates or our potential product candidates may be shown to have harmful side effects or other characteristics that could make the products unmarketable or unlikely to receive marketing approval. Research programs to identify new product candidates require substantial technical, financial and human resources and we may focus our efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful. Additionally, as a result of our limited resources, we may decide to forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations.

We may find it difficult to enroll patients in our clinical trials, which could delay or prevent us from proceeding with clinical trials of our product candidates.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends on how quickly we can recruit patients and complete required follow-up periods. If patients are unwilling to participate in our gene therapy studies because of negative publicity from adverse events related to the biotechnology or gene therapy fields, competitive clinical trials for similar patient populations, clinical trials in products employing our vectors or our platform or for other reasons, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of our product candidates may be delayed. These delays could result in increased costs, delays in advancing our product candidates, delays in testing the effectiveness of our product candidates or termination of the clinical trials altogether.

We may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics to achieve adequate diversity, to complete our clinical trials in a timely manner. In particular, our current product candidates are being developed to treat rare conditions with limited patient pools. The eligibility criteria of our clinical trials will further limit the pool of available trial participants.

Patient enrollment is affected by factors including:

•	size of the patient population and process for identifying subjects;

•	design of the trial protocol;

•	eligibility and exclusion criteria;

•	perceived risks and benefits of the product candidate under study;

•	perceived risks and benefits of gene therapy-based approaches to treat diseases;

•	availability of competing therapies and clinical trials;

•	severity of the disease under investigation;

•	availability of genetic testing for potential patients;

•	proximity and availability of clinical trial sites for prospective subjects;

•	ability to obtain and maintain subject consent;

•	efforts to facilitate timely enrollment in clinical studies;

•	patient referral practices of physicians; and

•	ability to monitor subjects adequately during and after treatment.

We may not be able to initiate or continue clinical trials if we cannot enroll a sufficient number of eligible patients to participate in the clinical trials required by the FDA or the EMA or other regulatory authorities. Our ability to successfully initiate, enroll and complete a clinical trial in any foreign country is subject to numerous risks unique to conducting business in foreign countries, including:

•	inability to find contract research organizations, or CROs, qualified local consultants, physicians and partners, or difficulty in establishing or managing relationships with such persons;

•	difficulty in making patients and patients’ communities aware of the existence of the clinical trials;

•	different standards for the conduct of clinical trials;

•	absence in some countries of regulatory authorities with sufficient expertise for review of gene therapy protocols; and

•	the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatment.

If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials, any of which would have an adverse effect on our business, financial condition, results of operations and prospects.

We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive and time-consuming and the results are uncertain. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. Failure of a clinical trial can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

•	delays in raising, or inability to raise, sufficient capital to fund the planned clinical trials;

•	delays in reaching a consensus with regulatory authorities on trial design;

•	delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites;

•	delays in opening clinical trial sites or obtaining required IRB or approval by an independent ethics committee in the European Union approval at each clinical trial site;

•	delays in recruiting suitable subjects to participate in our clinical trials;

•	imposition of a clinical hold by regulatory authorities as a result of a serious adverse event or after a negative finding following an inspection of our clinical trial operations or trial sites;

•	failure by us, any CROs we engage or any other third parties to adhere to clinical trial requirements;

•	failure to perform in accordance with Good Clinical Practices, or GCP, or applicable regulatory guidelines in the United States, the European Union or other countries;

•	delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical sites, including delays by any third parties we contracted to perform certain of those functions;

•	delays in having subjects complete a trial or return for post-treatment follow-up;

•	clinical trial sites or subjects dropping out of a trial;

•	selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

•	the occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•	the occurrence of serious adverse events in trials of the same class of agents conducted by other sponsors; and

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

Any inability to successfully complete preclinical and clinical development could result in additional costs or impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates.

Additionally, if the results of our clinical trials are inconclusive or if there are safety concerns or serious adverse events associated with our product candidates, we may:

•	be delayed in obtaining marketing approval for our product candidates, if at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to changes in the way the product is administered;

•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw, or suspend, their approval of the product or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy;

•	be sued; or

•	experience damage to our reputation.

Any of these events could prevent us from achieving or maintaining market acceptance of our product candidates and impair our ability to commercialize our product candidates.

We have not completed the evaluation of our lead product candidate, GS010, in clinical trials and our second lead product candidate, GS030, is being evaluated in preclinical studies.

GS010 is entering a pivotal Phase III clinical trial and GS030 is entering preclinical studies. However, neither GS010 nor GS030, nor our other product candidates have ever been fully evaluated in human clinical studies, and we may experience unexpected results in the future. We or any of our future development partners will be required to demonstrate through adequate and well-controlled clinical trials that our product candidates containing our proprietary vectors are safe and effective, with a favorable benefit-risk profile, for use in their target indications before we can seek regulatory approvals for their commercial sale. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of development, including after commencement of any of our clinical trials.

Our product candidates and the process for administering our product candidates using AAV vectors may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial potential or result in significant negative consequences following any potential marketing approval.

Our product candidates may produce undesirable side effects or adverse reactions. In previous studies involving gene therapy treatments, some subjects experienced significant adverse side effects, including reported cases of leukemia and death. While new recombinant vectors have been developed to reduce these side effects, gene therapy is still a relatively new approach and additional adverse side effects could develop. Insertional oncogenesis, where the vector is inserted near a cancer causing gene, or an oncogene, may cause adverse immunologic reactions and we cannot assure that such reactions will not occur in any of our planned or future studies. There also is the potential risk of delayed adverse events following exposure to gene therapy products due to persistent biologic activity of the genetic material or other components of products used to carry the genetic material.

Possible adverse side effects that could occur with treatment with gene therapy products include an immunologic reaction shortly after administration which, while not necessarily adverse to the patient’s health, could substantially limit the effectiveness of the treatment. If our products demonstrate a similar effect, we may decide or be required to halt or delay further clinical development of our product candidates. There are also risks inherent in intravitreal injections, including those used to administer GS010 and GS030, such as intraocular inflammation, cataract, sterile and culture-positive endophthalmitis, retinal detachment and retinal tear.

In addition to side effects caused by the product candidate, the administration process or related procedures also can cause adverse side effects. If any such adverse events occur, our clinical trials could be suspended or terminated.

If in the future we are unable to demonstrate that such adverse events were caused by the administration process or related procedures rather than the product candidate, the FDA, the EMA or other regulatory authorities could deny approval or order us to cease further development of our product candidates for any or all targeted indications. Even if we are able to demonstrate that all future serious adverse events are not product-related, such occurrences could affect patient recruitment or the ability of enrolled patients to complete the trial. Moreover, if we elect or are required to delay, suspend or terminate any clinical trial of any of our product candidates, the commercial prospects of such product candidates may be harmed and our ability to generate product revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our ability to develop other product candidates and may harm our business, financial condition and prospects significantly.

Additionally, if any of our product candidates receives marketing approval, the FDA could require us to adopt a Risk Evaluation and Mitigation Strategy, or REMS, to ensure that its benefits outweigh its risks, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients and a communication plan to healthcare practitioners. Furthermore, if we or others later identify undesirable side effects caused by our product candidates, several potentially significant negative consequences could result, including:

•	regulatory authorities may suspend or withdraw approvals of such product candidate;

•	regulatory authorities may require additional warnings on the label;

•	we may be required to change the way a product candidate is administered or conduct additional clinical trials;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of our product candidates and could significantly harm our business, prospects, financial condition and results of operations.

We may be unable to obtain orphan drug designation or exclusivity for our product candidates other than GS010. If our competitors are able to obtain orphan drug exclusivity for products that constitute the same drug and treat the same indications as our product candidates, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA may designate a product candidate as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as having a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. Additionally, orphan designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment the drug or biologic product.

Generally, if a product candidate with an orphan drug designation receives the first marketing approval for a particular indication, the product is entitled to a period of marketing exclusivity. If another sponsor receives such approval under orphan drug designation before we do, we could be precluded from receiving market exclusivity for our product for the applicable exclusivity period. The applicable period is seven years in the United States and ten years in the European Union. The exclusivity period in the United States can be extended by six months if the BLA sponsor submits sufficient pediatric data. The exclusivity period in the European Union can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be revoked if any regulatory agency determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition.

GS010 has been granted orphan drug designation by the FDA and the EMA for the treatment of LHON. If we request orphan drug designation for our other product candidates, there can be no assurances that the FDA or the EMA will grant any of our product candidates such designation. Additionally, the designation of any of our product candidates as an orphan product does not guarantee that any regulatory agency will accelerate regulatory review of, or approve, that product candidate, nor does it limit the ability of any regulatory agency to grant orphan drug designation to product candidates of other companies that treat the same indications prior to our product candidates receiving exclusive marketing approval.

Even if we obtain orphan drug exclusivity for a product candidate, such as has been obtained for GS010, that exclusivity may not effectively protect the product candidate from competition because different drugs can be approved for the same condition. In the United States, even after an orphan drug is approved, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug or is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the European Union, marketing authorization may be granted to a similar medicinal product for the same orphan indication if:

•	the second applicant can establish that its medicinal product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior;

•	the holder of the marketing authorization for the original orphan medicinal product consents to a second orphan medicinal product application; or

•	the holder of the marketing authorization for the original orphan medicinal product cannot supply sufficient quantities of orphan medicinal product.

Breakthrough therapy designation by the FDA may not lead to a faster development, regulatory review or approval process, and it does not increase the likelihood that any product candidates will receive marketing approval in the United States.

We may, in the future, apply for breakthrough therapy designation for our product candidates in the United States. A breakthrough therapy product candidate is defined as a product candidate that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that such product candidate may demonstrate substantial improvement on one or more clinically significant endpoints over existing therapies. The FDA seeks to ensure the sponsor of a breakthrough therapy product candidate receives: (i) intensive guidance on an efficient drug development program; (ii) a proactive, collaborative and cross-disciplinary review; and (iii) a rolling review process whereby the FDA may consider reviewing portions of a BLA before the sponsor submits the complete application. Product candidates designated as breakthrough therapies by the FDA may be eligible for priority review if supported by clinical data.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree. The receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to products considered for approval under conventional FDA procedures and does not assure approval by the FDA. In addition, even if any of our product candidates are designated as a breakthrough therapy product candidate, the FDA may later decide that it no longer meets the conditions for designation.

Even if we complete the necessary clinical trials, we cannot predict when, or if, we will obtain regulatory approval to commercialize a product candidate and the approval may be for a more narrow indication than we seek.

We cannot commercialize a product candidate until the appropriate regulatory authorities have reviewed and approved the product candidate. Even if our product candidates meet their safety and efficacy endpoints in clinical trials, regulatory authorities may not complete their review processes in a timely manner and may recommend non-approval or may place restrictions on approval. In addition, we may experience delays or rejections as a result of future legislation or administrative action, or changes in regulatory authority policy during the period of product development, clinical trials and the review process.

Regulatory authorities also may approve a product candidate for more limited indications than requested, may require precautions or contraindications or they may grant approval subject to the performance of costly post-marketing clinical trials or implementation of REMS. In addition, regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. Any of the foregoing events could materially harm the commercial prospects for our product candidates.

Further, the regulatory authorities may require concurrent approval for the European conformity, or CE mark, of a companion diagnostic device. For our current product candidates, we believe that diagnoses based on symptoms, in connection with existing genetic tests developed and administered by laboratories certified under the Clinical Laboratory Improvement Amendments, or CLIA, are sufficient to diagnose patients and will be permitted by the FDA. For future product candidates, however, it may be necessary to use FDA-cleared or FDA-approved diagnostic tests to diagnose patients or to assure the safe and effective use of product candidates in trial subjects. The FDA refers to such tests as in vitro companion diagnostic devices. On July 31, 2014, the FDA published final guidance on its position relating to the development and regulation of in vitro companion diagnostic devices. When safe and effective use of a therapeutic product depends on a diagnostic device, the FDA requires approval of the diagnostic device at the same time it approves the therapeutic product, except when the therapeutic product is intended to treat serious and life-threatening conditions for which no alternative exists, or when a serious safety issue arises for an approved therapeutic agent and no FDA-cleared or FDA-approved companion diagnostic test is yet available. It is unclear how the FDA will apply this policy to our current or future product candidates. Should the FDA deem genetic tests used for diagnosing patients for our therapies to be in vitro companion diagnostics requiring FDA clearance or approval, we may face significant delays or obstacles in obtaining approval of a BLA for our product candidates. In the European Union, the European Commission has proposed substantial revisions to the current regulations governing in vitro diagnostic medical devices. If adopted, these revisions may impose additional obligations on us that may impact the development and authorization of our product candidates in the European Union.

Even if we obtain regulatory approval for a product candidate, our products will remain subject to regulatory oversight.

Even if we obtain any regulatory approval for our product candidates, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record keeping and submission of safety and other post-market information. Any regulatory approvals that we receive for our product candidates also may be subject to REMS, limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase IV clinical trials, and surveillance to monitor the quality, safety and efficacy of the product. For example, the holder of an approved BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. FDA guidance advises that patients treated with some types of gene therapy undergo follow-up observations for potential adverse events for as long as 15 years. If a previously unknown safety issue is discovered with a product after approval, the FDA or other regulatory authorities may require revisions to the labeling or approved indications of the product or withdraw approval of the product entirely. The holder of an approved BLA also must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and other applicable federal and state laws.

In addition, product manufacturers are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current Good Manufacturing Practices, or cGMP, requirements and adherence to commitments made in the BLA or foreign marketing application.

If we fail to comply with applicable regulatory requirements following approval of any of our product candidates, a regulatory authority may:

•	issue a warning letter asserting that we are in violation of the law;

•	seek an injunction or impose administrative, civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve a pending BLA or comparable foreign marketing application (or any supplements thereto) submitted by us or our strategic partners;

•	restrict the marketing or manufacturing of the product;

•	seize or detain the product or otherwise require the withdrawal of the product from the market;

•	refuse to permit the import or export of products; or

•	refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and adversely affect our business, financial condition, results of operations and prospects.

In addition, the FDA’s policies, and those of equivalent foreign regulatory agencies, may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

We face significant competition in an environment of rapid technological change and our competitors may achieve regulatory approval before us or develop therapies that are more advanced or effective than ours.

The biotechnology and pharmaceutical industries, including the gene therapy field, are characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. We face substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions, government agencies and public and private research institutions.

We are aware of several companies focused on developing gene therapies for various indications, including bluebird bio, Inc., Applied Genetic Technologies Corporation, Asklepios BioPharmaceutical, Inc., Audentes Therapeutics, Inc., Avalanche Biotechnologies, Inc., Dimension Therapeutics, Inc., NightstaRx Ltd, Spark Therapeutics Inc. and uniQure N.V., as well as several companies addressing other methods for modifying genes and regulating gene expression. Advances in gene therapy technology made by a competitor may be used to develop therapies that could compete against any of our product candidates. In addition, our individual product candidates face competition from companies outside the gene therapy approach who are using other treatment methods to address the same target indications. See “Business—Competition.”

Many of our potential competitors have substantially greater financial, technical and other resources, such as larger research and development, clinical, marketing and manufacturing departments. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Our commercial opportunities could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Competitors also may obtain FDA or other regulatory approval for their products more rapidly or earlier than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, technologies developed by our competitors may render our product candidates uneconomical or obsolete.

Furthermore, members of our management team may be affected by conflicts of interest to the extent that they serve in management or directorship capacities at our competitors. For example, Bernard Gilly is currently non-executive chairman of the board of directors of Pixium Vision S.A., a company working on a retinal implant technology targeting RP patients in a more advanced stage of the disease. See “Management—Executive Officers and Directors.”

In addition, as a result of the expiration or successful challenge of the patent rights that we license from third parties, we could face more litigation with respect to the validity or scope of patents. The availability of our competitors’ products could limit the demand and the price we are able to charge for any products that we may develop and commercialize.

Even if we obtain and maintain approval for our product candidates from the FDA or the EMA, we may never obtain approval for our product candidates outside of the United States or the European Union.

Approval of a product candidate in the United States by the FDA or in the European Union by the EMA does not ensure approval of such product candidate by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by the FDA, the EMA or regulatory authorities in other foreign countries. Sales of our product candidates outside of the United States will be subject to foreign regulatory requirements governing clinical trials and marketing approval. Even if the FDA grants marketing approval for a product candidate, comparable regulatory authorities of foreign countries also must approve the manufacturing and marketing of the product candidates in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and more onerous than, those in the United States, including additional preclinical studies or clinical trials. In many countries outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that we intend to charge for our products, if approved, is also subject to approval. We intend to submit a marketing authorization application to the EMA for approval of our product candidates in the European Union, but obtaining such approval from the European Commission following the opinion of the EMA is a lengthy and expensive process. Even if a product candidate is approved, the FDA or the EMA may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming additional clinical trials or reporting as conditions of approval. Regulatory authorities in countries outside of the United States and the European Union also have requirements for approval of product candidates with which we must comply prior to marketing in those countries. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our product candidates in certain countries.

Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Also, regulatory approval for any of our product candidates may be withdrawn. If we fail to comply with the regulatory requirements, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed and our business, financial condition, results of operations and prospects will be adversely affected.

Risks Related to Third Parties

We rely on third parties to conduct, supervise and monitor our clinical studies. If these third parties do not meet our deadlines or otherwise conduct the trials as required, our clinical development programs could be delayed or unsuccessful and we may not be able to obtain regulatory approval for or commercialize our product candidates when expected or at all.

We do not have the ability to conduct all aspects of our preclinical studies or clinical trials ourselves. We rely and expect to continue to rely on medical institutions, clinical investigators, CROs, contract laboratories and collaborators to carry out our clinical trials and to perform data collection and analysis. Such third parties play a significant role in the conduct of these trials and the subsequent collection and analysis of data. While we have agreements governing their activities, we have limited influence over their actual performance and will control only certain aspects of such third parties’ activities. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable legal, regulatory, ethical and scientific standards, and our reliance on the third party does not relieve us of our regulatory responsibilities.

We and our CROs are required to comply with the FDA’s and other regulatory authorities’ GCP, cGMP, GLP, and other applicable requirements for conducting, recording and reporting the results of our preclinical studies and clinical trials to assure that the data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. Regulatory authorities around the world, including the FDA and the EMA, enforce these requirements through periodic inspections of study sponsors, CROs, principal investigators and clinical trial sites. If we, our CROs, our investigators or trial sites fail to comply with applicable GCP, GLP and cGMP requirements, the clinical data generated in our future clinical trials may be deemed unreliable and the FDA, EMA or other regulatory authorities around the world may require us to perform additional clinical trials before issuing any marketing authorizations for our product candidates. Upon inspection, the FDA or EMA may determine that our clinical trials did not comply with GCP, GLP and cGMP requirements, which may render the data generated in those trials unreliable or unusable for the purpose of supporting the marketing authorization applications for our products. In addition, our future clinical trials will require a sufficient number of study subjects to evaluate the safety and efficacy of our product candidates. Accordingly, if, for example, our CROs fail to comply with these regulations or if trial sites fail to recruit a sufficient number of patients, we may be required to repeat such clinical trials or incur delays in the performance of such trials, which would delay the regulatory approval process.

Therefore, the timing of the initiation and completion of trials is largely controlled by such third parties and may occur at times substantially different from our estimates. Clinical trials conducted in reliance on third parties may be delayed, suspended or terminated if:

•	we are unable to negotiate agreements with third parties under reasonable terms;

•	termination or nonrenewal of agreements with third parties occurs in a manner or at a time that is costly or damaging to us;

•	the third parties do not successfully carry out their contractual duties or fail to meet regulatory obligations or expected deadlines; or

•	the quality or accuracy of the data obtained by third parties is compromised due to their failure to adhere to clinical protocols, regulatory or ethical requirements, or for other reasons.

Third party performance failures in connection with our preclinical studies and clinical trials may increase our costs, delay our ability to obtain regulatory approval, delay or prevent starting or completion of clinical trials and delay or prevent commercialization of our product candidates. While we believe that there are numerous alternative sources to provide these services, in the event that we seek such alternative sources, we may not be able to enter into replacement arrangements without incurring delays or additional costs.

We may choose in the future to enter into collaborations with third parties for the development and commercialization of our product candidates. If we are unable to enter into such collaborations on acceptable terms, or if these collaborations are not successful, our business could be adversely affected.

We may seek to enter into collaborations in the future with pharmaceutical and biotechnology companies for the development and potential commercialization of our product candidates, whether in specific geographic regions or worldwide, due to substantial capital costs required to develop the product candidates or manufacturing constraints. We may not be successful in our efforts to establish such strategic partnerships or other alternative arrangements for our product candidates because our research and development pipeline may be insufficient, our product candidates may be deemed to be at too early of a stage of development for collaborative effort or third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy. In addition, we may be restricted under existing collaboration agreements from entering into future agreements with potential collaborators.

If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms or at all, we may have to curtail the development of a product candidate, reduce or delay its development program, delay its potential commercialization, reduce the scope of any sales or marketing activities or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates.

Even if we are able to enter into such collaborations, our ability to generate revenues from these arrangements would depend on our and our collaborators’ abilities to successfully perform the functions assigned to each of us in these arrangements. Our relationships with such collaborators may pose several risks, including the following:

•	collaborators have significant discretion in determining the efforts and the amount and timing of resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

•	collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

•	we may not have access to, or may be restricted from disclosing, certain information regarding product candidates being developed or commercialized under a collaboration and, consequently, may have limited ability to inform our shareholders about the status of such product candidates;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	product candidates developed in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

•	a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of any such product candidate;

•	disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development of any product candidates, may cause delays or termination of the research, development or commercialization of such product candidates, may lead to additional responsibilities for us with respect to such product candidates or may result in litigation or arbitration, any of which would be time-consuming and expensive;

•	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	disputes may arise with respect to the ownership of intellectual property developed pursuant to our collaborations;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

•	collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

Moreover, an unsuccessful outcome in any clinical trial for which our collaborator is responsible could be harmful to the public perception and prospects of our gene therapy platform. If any collaborations we enter into do not result in the successful development and commercialization of products, or if a collaborator terminates its agreement with us, we would not receive any future research funding or milestone or royalty payments under such collaboration. If we did not receive the funding we expected under such agreements, our development of product candidates could be delayed and we could need additional resources to develop our product candidates. In addition, if a collaborator terminates its agreement with us, we may find it more difficult to attract new collaborators and the perception of us in the business and financial communities could be adversely affected. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus apply to the activities of any of our collaborators.

Relationships with pharmaceutical and biotechnology companies for the development and potential commercialization of our product candidates, or those like them, may require us to incur additional expenses, issue securities that dilute our existing shareholders or disrupt our management and business. In addition, we could face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. Our ability to reach a definitive collaboration agreement will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of several factors. If we license rights to product candidates, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we currently rely on Genethon, Lonza Houston Inc., or Lonza, Henogen S.A., or Henogen, and other third parties to manufacture all or part of our product candidates and to perform quality testing, and because we collaborate with various organizations and academic institutions for the advancement of our gene therapy platform, we must share our proprietary technology and confidential information with them. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements limit the rights of the third parties to use or disclose our confidential information. Despite these confidentiality agreements, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based on our know-how and trade secrets, a competitor’s discovery of our proprietary technology and confidential information or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Manufacturing

Gene therapies are complex and difficult to manufacture, which could cause delays in our development or commercialization programs.

We currently have contracts with Genethon, Lonza and Henogen to manufacture clinical supplies of our product candidates, and we expect to continue to rely on third parties for our manufacturing needs. The manufacturing process to produce our product candidates is complex, novel and has not been validated for commercial use. Several factors could cause production interruptions, including equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error or disruptions in the operations of our current and future suppliers.

Our product candidates require processing steps that are more complex than those required for most chemical pharmaceuticals because the physical and chemical properties of a biologic such as ours generally cannot be fully characterized. As a result, assays of the finished product may not be sufficient to ensure that the product will perform in the intended manner. Accordingly, we employ multiple steps to control the manufacturing process to assure that the product candidate is made in strict and consistent compliance with our requirements. Problems with the manufacturing process, including even minor deviations from our requirements, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims or insufficient inventory. In addition, we may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet FDA, EMA or other applicable standards or specifications with consistent and acceptable production yields and costs.

The FDA, the EMA and other foreign regulatory authorities may also require submission of samples of any lot of an approved product together with the protocols showing the results of applicable tests. Under some circumstances, the FDA, the EMA or other foreign regulatory authorities may require that a lot not be distributed until the agency authorizes its release. Slight deviations in the manufacturing requirements, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay product launches or clinical trials, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects.

We may also encounter problems hiring and retaining the experienced specialist scientific, quality control and manufacturing personnel needed to supervise manufacturing processes carried out by third parties, which could result in delays in our production or difficulties in complying with applicable regulatory requirements.

Any problems in the manufacturing process or facilities for our product candidates could make us a less attractive collaborator for potential partners, including larger pharmaceutical companies and academic research institutions, which could limit our access to additional attractive development programs. Problems in our manufacturing process or facilities also could restrict our ability to meet market demand for our products.

We rely on Genethon, Lonza, Henogen and other third parties to conduct manufacturing for our clinical trials, and these third parties may not perform satisfactorily.

We currently rely, and expect to continue to rely to a significant degree, on Genethon, Lonza, Henogen and other third parties for the production of our clinical trial materials and we can control only certain aspects of their activities.

Under certain circumstances, Genethon, Lonza and Henogen are entitled to terminate their engagements with us. If we need to enter into alternative arrangements, it could delay our product development activities. Our reliance on Genethon and Lonza for certain manufacturing activities will reduce our control over these activities but will not relieve us of our responsibility to ensure compliance with all required regulations. If Genethon, Lonza or Henogen do not successfully carry out their contractual duties, meet expected deadlines or manufacture our clinical trial materials in accordance with regulatory requirements, or if there are disagreements between us and Genethon, Lonza or Henogen, we will not be able to complete, or may be delayed in completing, the preclinical studies required to support future IND submissions and the clinical trials required for approval of our product candidates. In such instances, we would need to find an appropriate replacement third-party relationship, which may not be readily available or on acceptable terms, causing additional delay or increased expense prior to the approval of our product candidates.

In addition to Genethon, Lonza and Henogen, we rely on additional third parties to manufacture ingredients of our product candidates and to perform quality testing, and reliance on these third parties rather than manufacturing the product candidates ourselves, exposes us to additional risks, including:

•	reduced control for certain aspects of manufacturing activities;

•	termination or nonrenewal of such manufacturing agreements in a manner or at a time that is costly or damaging to us; and

•	disruptions to the operations of our third-party manufacturers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or service provider.

Any of these events could lead to clinical trial delays or failure to obtain regulatory approval, or impact our ability to successfully commercialize future product candidates. Some of these events could be the basis for FDA action, including injunction, recall, seizure or partial or total suspension of product manufacture.

Failure to comply with regulatory requirements related to manufacturing could result in suspension or delay of commercial sales.

In the future, we may rely on third parties’ manufacturing facilities for commercial supplies of our product candidates and the facilities and quality systems of such parties must pass an inspection for compliance with the applicable regulations as a condition of regulatory approval. The preparation of therapeutics for clinical trials or commercial sale is subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMP requirements. These regulations govern manufacturing processes and procedures, including record keeping, and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of outside agents or other contaminants, or to inadvertent changes in the properties or stability of product candidates that may not be detectable in final product testing. We must supply all necessary documentation in support of a BLA or other marketing authorization application on a timely basis and must adhere to the FDA’s and the EMA’s cGMP requirements.

In addition, the regulatory authorities may, at any time following approval of a product for sale, audit the manufacturing facilities for such product. If any such inspection or audit identifies a failure to comply with applicable regulations, or if a violation of product specifications or applicable regulations occurs independent of such an inspection or audit, the relevant regulatory authority may require remedial measures that may be costly or time-consuming to implement and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a manufacturing facility. Any such remedial measures imposed upon a third-party manufacturer or us could materially harm our business, financial condition, results of operations and prospects.

If any of our third-party manufacturers fails to comply with applicable cGMP regulations, the FDA and foreign regulatory authorities can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new product candidate or suspension or revocation of a pre-existing approval. Such an occurrence may cause our business, financial condition, results of operations and prospects to be materially harmed.

Additionally, if supply from our third-party manufacturer is interrupted, there could be a significant disruption in commercial supply of our products. We do not currently have a backup manufacturer of our product candidate supply for clinical trials. An alternative manufacturer would need to be qualified, through a supplement to its regulatory filing, which could result in further delay. The regulatory authorities also may require additional trials if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and could result in a delay in our desired clinical and commercial timelines.

Any contamination in the manufacturing process for our product candidates could result in delays in our clinical development or marketing schedules.

Given the nature of biologics manufacturing, there is a risk of contamination. Any contamination could materially adversely affect our ability to produce product candidates on schedule and could, therefore, harm our results of operations and cause reputational damage.

Most of the raw materials required in our manufacturing process are derived from biologic sources. Such raw materials are difficult to procure and may be subject to contamination or recall. A material contamination, recall or restriction on the use of biologically derived substances in the manufacture of our product candidates could adversely impact or disrupt the commercial manufacturing or the production of clinical material, which could materially and adversely affect our development timelines.

Interruptions in the supply of product or inventory loss may adversely affect our operating results and financial condition.

Our product candidates are manufactured using technically complex processes requiring specialized facilities, highly specific raw materials and other production constraints. The complexity of these processes, as well as strict government standards for the manufacture and storage of our products, subjects us to production risks. While product batches released for use in clinical trials undergo sample testing, some defects may only be identified following product release. In addition, process deviations or unanticipated effects of approved process changes may result in these intermediate products not complying with stability requirements or specifications. Our product candidates must be stored and transported at temperatures within a certain range. If these environmental conditions deviate, our product candidates’ remaining shelf-lives could be impaired or their efficacy and safety could be adversely affected, making them no longer suitable for use.

The occurrence, or suspected occurrence, of production and distribution difficulties can lead to lost inventories and, in some cases, product recalls, with consequential reputational damage and the risk of product liability. The investigation and remediation of any identified problems can cause production delays, substantial expense, lost sales and delays of new product launches. Any interruption in the supply of finished products or the loss thereof could hinder our ability to timely distribute our products and satisfy customer demand. Any unforeseen failure in the storage of the product or loss in supply could delay our clinical trials and, if our product candidates are approved, result in a loss of our market share and negatively affect our business, financial condition, results of operations and prospects.

Risks Related to the Commercialization of Our Product Candidates

We may be unable to establish sales and marketing capabilities.

We currently have no sales and marketing capabilities. To successfully commercialize any of our product candidates, we will need to develop these capabilities, either on our own or with others, which will be expensive and time-consuming and could delay any product launch. Moreover, we cannot be certain that we will be able to successfully develop this capability. We intend to commercialize our products in Europe and North America and will seek partnership agreements in Asia for sales and distribution. If any current or future collaborators do not commit sufficient resources to commercialize our products, or we are unable to develop the necessary capabilities on our own, we will be unable to generate sufficient product revenue to sustain our business. We compete with many companies that currently have extensive, experienced and well-funded marketing and sales operations to recruit, hire, train and retain marketing and sales personnel. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

Market opportunities for our product candidates may be smaller than anticipated.

Our understanding of both the number of people who have the diseases targeted by our product candidates, as well as the subset of people with such diseases who have the potential to benefit from treatment with our product candidates, are based on estimates. These estimates have been derived from a variety of sources, including the scientific literature, surveys of clinics, patient foundations and market research and may prove to be incorrect. Further, new studies may reduce the estimated incidence or prevalence of these diseases. The number of patients in the United States, the European Union and elsewhere may turn out to be lower than expected, may not be otherwise amenable to treatment with our products or patients may become increasingly difficult to identify and access. In addition, even if we obtain significant market share for our product candidates, because the potential target populations are very small, we may never achieve profitability despite obtaining significant market share.

Future insurance coverage and reimbursement status of our product candidates is uncertain.

We expect the cost of a single administration of our products candidates to be substantial, when and if they achieve regulatory approval. We expect that coverage and reimbursement by government and private payors will be essential for most patients to be able to afford these treatments. Accordingly, sales of our product candidates will depend substantially, in the United States and Europe in particular, on the extent to which the costs of our product candidates will be paid or reimbursed by government authorities, private health coverage insurers and other third-party payors. Coverage and reimbursement by a third-party payor may depend upon several factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement for a product from third-party payors is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. If coverage and reimbursement are not available, or are available only at limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be adequate to realize a sufficient return on our investment.

There is significant uncertainty related to third-party coverage and reimbursement of newly approved products. In the United States, third-party payors, including government payors such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered and reimbursed. The Medicare and Medicaid programs increasingly are used as models for how private payors and government payors develop their coverage and reimbursement policies. Currently, no gene therapy product has been approved for coverage and reimbursement by the Centers for Medicare & Medicaid Services, or CMS, the agency responsible for administering the Medicare program. It is difficult to predict what CMS will decide with respect to coverage and reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these types of products. Moreover, reimbursement agencies in the European Union may be more conservative than CMS. For example, several cancer drugs have been approved for reimbursement in the United States and have not been approved for reimbursement in certain European Union member states. It is difficult to predict what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

Outside the United States, international operations generally are subject to extensive government price controls and other market regulations, and increasing emphasis on cost-containment initiatives in the European Union, Canada and other countries may put pricing pressure on us. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared to the United States and may be insufficient to generate commercially reasonable product revenues.

Increasing efforts by government and third-party payors in the United States, Europe and elsewhere to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. Payors increasingly are considering new metrics as the basis for reimbursement rates, such as average sales price, average manufacturer price and actual acquisition cost. The existing data for reimbursement based on some of these metrics is relatively limited, although certain states have begun to survey acquisition cost data for the purpose of setting Medicaid reimbursement rates, and CMS has begun making National Average Drug Acquisition Cost and National Average Retail Price data publicly available on at least a monthly basis. Therefore, it may be difficult to project the impact of these evolving reimbursement metrics on the willingness of payors to cover candidate products that we or our partners are able to commercialize. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations additional legislative changes and downward pressure on healthcare costs in general. As a result, increasingly high barriers are being erected to the entry of new products such as ours.

The commercial success of any of our product candidates will depend upon their degree of market acceptance by physicians, patients, third-party payors and others in the medical community.

Our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful. Such efforts may require more resources than are typically required due to the complexity and uniqueness of our potential products. If any of our product candidates is approved but fails to achieve market acceptance among physicians, patients or third-party payors, we will not be able to generate significant revenues from such product.

The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on several factors, including:

•	the potential and perceived advantages of product candidates over alternative treatments;

•	the cost of treatment relative to alternative treatments;

•	patient awareness of genotyping;

•	the willingness of physicians to prescribe new therapies;

•	the willingness of the target patient population to try new therapies;

•	the prevalence and severity of any side effects;

•	product labeling or product insert requirements of the FDA, the EMA or other regulatory authorities, including any limitations or warnings contained in a product’s approved labeling;

•	relative convenience and ease of administration;

•	the strength of marketing and distribution support;

•	the timing of market introduction of competitive products;

•	publicity concerning our products or competing products and treatments; and

•	sufficient third-party payor coverage and reimbursement.

Even if a potential product displays a favorable efficacy and safety profile in preclinical studies and clinical trials, market acceptance of the product will not be fully known until after it is launched.

Negative public opinion and increased regulatory scrutiny of gene therapy may damage public perception of the safety of our product candidates.

Gene therapy remains a novel technology, and, to date, no gene therapy product approved in the United States and only one gene therapy product has been approved in the European Union. Public perception may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. Our success will depend upon physicians who specialize in the treatment of genetic diseases targeted by our product candidates, prescribing treatments that involve the use of our product candidates in lieu of, or in addition to, existing treatments for which greater clinical data may be available. For example, earlier gene therapy trials led to several well-publicized adverse events, including cases of leukemia and death seen in trials using other vectors. Serious adverse events in our clinical trials, or other clinical trials involving gene therapy products, even if not ultimately attributable to the relevant product candidates, could result in increased government regulation, unfavorable public perception, potential regulatory delays in the testing or approval of our product candidates, stricter labeling requirements for any approved product candidates, and a decrease in demand for any such product candidates.

Our research and development activities could be affected or delayed as a result of possible restrictions on animal testing.

Certain laws and regulations require us to test our product candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal-testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities may be interrupted, delayed or become more expensive.

If we obtain approval to commercialize our product candidates outside of the United States or the European Union, we would be subject to additional risks associated with international operations.

If approved, we intend to commercialize GS010 and GS030, initially in the United States and the European Union. Because of the orphan nature of LHON and RP, we believe a targeted sales and marketing organization would be able to reach specialized ophthalmology centers and their patients. We plan to deploy a similar commercialization strategy in Europe. We intend to find partners for Asia and the rest of the world. We expect that we will be subject to additional risks in commercializing our product candidates outside the United States or the European Union, including:

•	different regulatory requirements for approval of drugs and biologics from country to country;

•	reduced protection for intellectual property rights;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from natural disasters including earthquakes, typhoons, floods and fires.

Risks Related to Our Business Operations

We may not be successful in our efforts to identify or discover additional product candidates and may fail to capitalize on programs or product candidates that may be a greater commercial opportunity or for which there is a greater likelihood of success.

The success of our business depends upon our ability to identify, develop and commercialize product candidates based on our gene therapy platform. Research programs to identify new product candidates require substantial technical, financial and human resources. Although certain of our product candidates are currently in clinical or preclinical development, we may fail to identify other potential product candidates for clinical development for several reasons. For example, our research may be unsuccessful in identifying potential product candidates or our potential product candidates may be shown to have harmful side effects, may be commercially impracticable to manufacture or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval.

Additionally, because we have limited resources, we may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential. Our spending on current and future research and development programs may not yield any commercially viable products. If we do not accurately evaluate the commercial potential for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaboration, licensing or other arrangements when it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. Alternatively, we may allocate internal resources to a product candidate in a therapeutic area when it would have been more advantageous to enter into a partnering arrangement.

If any of these events occur, we may be forced to abandon our development efforts with respect to a particular product candidate or fail to develop a potentially successful product candidate, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our future success depends on our ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel, and members of our management team may be affected by conflicts of interest to the extent that they serve in management or directorship capacities at our competitors.

We are highly dependent on members of our executive team, the loss of whose services may adversely impact the achievement of our objectives. While we have entered into employment agreements with each of our executive officers, any of them could leave our employment at any time, as all of our employees are “at will” employees. We currently do not have “key person” insurance on any of our employees. The loss of the services of one or more of our current employees might impede the achievement of our research, development and commercialization objectives.

Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is a shortage of skilled individuals with substantial gene therapy experience, which is likely to continue. As a result, competition for skilled personnel, including the area of gene therapy research and vector manufacturing, is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies and academic institutions for individuals with similar skill sets. In addition, failure to succeed in preclinical or clinical studies or applications for marketing approval may make it more challenging to recruit and retain qualified personnel. The inability to recruit, or loss of services of certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and have a material adverse effect on our business, financial condition, results of operations and prospects.

Members of our management team have served, and may in the future serve, in management or directorship capacities at companies engaged in similar areas of research and development, or that have product candidates or products targeting the same indications as our product candidates. As a result, such members of management may face actual, potential or perceived conflicts of interest, in particular when we enter into contractual arrangements with such companies. Bernard Gilly is currently non-executive chairman of the board of directors of Pixium Vision, a company working on retinal implant technology targeting RP patients at a more advanced stage of the disease. See “Management—Executive Officers and Directors.” We have entered into a consortium agreement and related agreements for the financing and conduct of research and development activities with Pixium Vision and Fondation Voir et Entendre, or FVE, a scientific foundation that funds scientific programs in the field of ophthalmic diseases. See “Business—Collaboration Agreements—Sight Again.”

If we are unable to manage our expected growth, we may not achieve our research and development plans in line with our timing expectations or at all.

To be successful in executing our business strategy, we expect that we will need to expand our resources to manage our operations, continue our research and development activities and, in the longer term, build a commercial infrastructure to support commercialization of any of our product candidates that are approved for sale. Future growth would impose significant added responsibilities on members of management. The expansion of our operations may lead to significant costs and may divert our management and business development resources. It is likely that our management, finance and development personnel, management and information technology systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and product candidates will require us to continue to develop more robust business processes and to improve our systems and procedures in each of these areas, and to recruit, train and retain sufficient numbers of qualified personnel. We may be unable to successfully implement these tasks on a larger scale. Any inability to manage growth could delay or prevent the execution of our research, development and growth plans or disrupt our operations, and have a material adverse effect on our business.

The requirements of being a U.S. public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a company publicly listed in the United States, we will incur additional legal, accounting and other expenses. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the NASDAQ listing requirements and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” and/or a foreign private issuer. The Exchange Act would require that, as a public company, we file annual and semi-annual reports with respect to our business, financial condition and result of operations. However, as a foreign private issuer, we are not required to file quarterly with respect to our business and results of operations. Unless otherwise required by the Exchange Act or the NASDAQ listing requirements, we do not expect to file quarterly financial reports and will continue to file financial reports on an annual and semi-annual basis. Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 of the Sarbanes-Oxley Act within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially hire more employees or engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm, when required, will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

We also expect that, as a result of being a company publicly listed in the United States, these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a U.S. public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and results of operations.

Healthcare legislative reform measures may limit reimbursement of our future products.

In the United States, there have been, and continue to be, several legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or PPACA, was passed, which substantially changes the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The PPACA, among other things: (i) addresses a new method by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; (ii) increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations; (iii) establishes annual fees and taxes on manufacturers of certain branded prescription drugs; (iv) expands the availability of lower pricing under the 340B drug pricing program by adding new entities to the program and (v) establishes a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. Additionally, in the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biologic products that are demonstrated to be “highly similar” or “biosimilar or interchangeable” with an FDA-approved biologic product. This new pathway could allow competitors to reference data from biologic products already approved after 12 years from the time of approval. This could expose us to potential competition by lower-cost biosimilars even if we commercialize a product candidate faster than our competitors.

Additional changes that may affect our business include those governing enrollment in federal healthcare programs, reimbursement changes, rules regarding prescription drug benefits under the health insurance exchanges and fraud and abuse and enforcement. Continued implementation of the PPACA and the passage of additional laws and regulations may result in the expansion of new programs such as Medicare payment for performance initiatives, and may impact existing government healthcare programs, such as by improving the physician quality reporting system and feedback program.

For each state that does not choose to expand its Medicaid program, there likely will be fewer insured patients overall, which could impact the sales, business and financial condition of manufacturers of branded prescription drugs. Where patients receive insurance coverage under any of the new options made available through the PPACA, the possibility exists that manufacturers may be required to pay Medicaid rebates on that resulting drug utilization, a decision that could impact manufacturer revenues. The U.S. federal government also has announced delays in the implementation of key provisions of the PPACA. The implications of these delays for our and our partners’ business and financial condition, if any, are not yet clear.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

We or our employees, principal investigators, consultants, and commercial partners may violate U.S. federal and state and European healthcare fraud and abuse laws, false claims laws and health information privacy laws.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations will be directly, or indirectly through our prescribers, customers and purchasers, subject to various federal and state fraud and abuse laws and regulations, including, without limitation, the federal Health Care Program Anti-Kickback Statute, the federal civil and criminal False Claims Act and Physician Payments Sunshine Act and regulations. These laws will impact, among other things, our proposed sales, marketing and educational programs. In addition, we may be subject to patient privacy laws by both the federal government and the states in which we conduct our business. The laws that will affect our operations include, but are not limited to:

•	the federal Health Care Program Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, in return for the purchase, recommendation, leasing or furnishing of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers on the other. The PPACA amends the intent requirement of the federal Anti-Kickback Statute. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it;

•	federal civil and criminal false claims laws and civil monetary penalty laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other government payors that are false or fraudulent. The PPACA provides and recent government cases against pharmaceutical and medical device manufacturers support the view that federal Anti-Kickback Statute violations and certain marketing practices, including off-label promotion, may implicate the False Claims Act;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit a person from knowingly and willfully executing a scheme or from making false or fraudulent statements to defraud any healthcare benefit program, regardless of the payor (e.g., public or private);

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, and as amended again by the final HIPAA omnibus rule, Modifications to the HIPAA Privacy, Security, Enforcement, and Breach Notification Rules Under HITECH and the Genetic Information Nondiscrimination Act; Other Modifications to HIPAA, published in January 2013, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization by entities subject to the rule, such as health plans, healthcare clearinghouses and healthcare providers;

•	federal transparency laws, including the federal Physician Payment Sunshine Act, that require disclosure of payments and other transfers of value provided to physicians and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations; and

•	state law equivalents of each of the above federal laws, state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts in certain circumstances, such as specific disease states.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the laws described above or any other government regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is prohibited in the European Union. The provision of benefits or advantages to physicians is also governed by the national anti-bribery laws of European Union Member States, such as the UK Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain European Union Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual European Union Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the European Union Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

The collection and use of personal health data in the European Union is governed by the provisions of the Data Protection Directive. This directive imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The Data Protection Directive also imposes strict rules on the transfer of personal data out of the European Union to the United States. Failure to comply with the requirements of the Data Protection Directive and the related national data protection laws of the European Union Member States may result in fines and other administrative penalties. The draft Data Protection Regulation currently going through the adoption process is expected to introduce new data protection requirements in the European Union and substantial fines for breaches of the data protection rules. If the draft Data Protection Regulation is adopted in its current form it may increase our responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include failure to comply with the FDA, the EMA, or other applicable regulations or the regulations applicable in other jurisdictions, provide accurate information to the FDA, the EMA and other regulatory authorities, comply with applicable healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA, the EMA or other regulatory authorities, which could result in sanctions and cause serious harm to our reputation. We have adopted a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations and prospects, including the imposition of significant fines or other sanctions.

We may be subject to product liability lawsuits.

We face an inherent risk of product liability exposure related to the testing of our product candidates in clinical trials and may face an even greater risk if we commercialize any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates that we may develop;

•	loss of revenue;

•	substantial monetary awards to trial participants or patients;

•	significant time and costs to defend the related litigation;

•	withdrawal of clinical trial participants;

•	the inability to commercialize any product candidates that we may develop; and

•	injury to our reputation and significant negative media attention.

Although we maintain insurance coverage for our clinical trials in the amount of €1 million per victim, €6 million per protocol and €10 million in the aggregate over a one-year period, this insurance may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage each time we commence a clinical trial and if we successfully commercialize any product candidate. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the generation, handling, use, storage, treatment, manufacture, transportation and disposal of, and exposure to, hazardous materials and wastes, as well as laws and regulations relating to occupational health and safety. Our operations involve the use of hazardous and flammable materials, including chemicals and biologic and radioactive materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance for certain costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for toxic tort claims that may be asserted against us in connection with our storage or disposal of biologic, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations, which have tended to become more stringent over time. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions or liabilities, which could materially adversely affect our business, financial condition, results of operations and prospects.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. The most recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, such as the most recent global financial crisis, could result in a variety of risks to our business, including weakened demand for our product candidates and our ability to raise additional capital when needed on acceptable terms, if at all. This is particularly true in the European Union, which is undergoing a continued severe economic crisis. A weak or declining economy could strain our suppliers, possibly resulting in supply disruption, or cause delays in payments for our services by third-party payors or our collaborators. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

We expect to be exposed to significant foreign exchange risk as our activity increases.

Currently, we incur a small portion of our expenses, and may in the future derive revenues, in currencies other than the euro, in particular, the U.S. dollar. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the euro. For example, an increase in the value of the euro against the U.S. dollar could have a negative impact on our revenue and earnings growth as U.S. dollar revenue and earnings, if any, would be translated into euros at a reduced value. We cannot predict the impact of foreign currency fluctuations, which in the future may adversely affect our financial condition, results of operations and cash flows.

We and our third-party collaborators may be adversely affected by natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters could severely disrupt our operations or the operations of our suppliers’ manufacturing facilities and have a material adverse effect on our business, financial condition, results of operations and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our suppliers’ manufacturing facilities, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we or our collaborators have in place currently are limited and may not prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our internal computer systems, or those of our collaborators or other contractors or consultants, may fail or suffer security breaches.

Our internal computer systems and those of our current and any future collaborators and other contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such material system failure, accident or security breach, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations and delays in our research and development work, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Any breach of our data security, especially a breach resulting in the unauthorized use or disclosure of protected health information, personally identifiable information or other data subject to privacy laws, could damage our reputation and/or result in monetary damages or other liabilities. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed.

Related-party transactions may be challenged by tax authorities.

Many of the jurisdictions in which we conduct or may in the future conduct business have detailed transfer pricing rules which require that all transactions with related parties be priced using arm’s-length pricing principles. Contemporaneous documentation must exist to support this pricing. The taxation authorities in these jurisdictions could challenge our arm’s-length related-party transfer pricing policies. International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment. If any of these taxation authorities are successful in challenging our transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges. Any increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.

Risks Related to Our Intellectual Property

We do not own any issued patents and our rights to develop and commercialize our product candidates are limited by the terms and conditions of intellectual property licenses granted to us by others.

We do not currently own any issued patents or patent applications and we are heavily reliant upon licenses to certain patent rights and other intellectual property from third parties that are important or necessary to the development and commercialization of our technology and products, including technology related to our manufacturing process and our gene therapy product candidates. These intellectual property licenses may not provide us with rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future. In particular there may be unforeseen areas of technology over which the licensed rights may not extend and for which we may be unable to obtain rights in the future. To the extent our licenses do not cover a relevant field or territory, the third-party licensor of applicable intellectual property rights may block our ability to develop or commercialize our technology and products in such field or territory unless we are able to extend our license to cover such field or territory. Further, our licenses may not provide us with exclusive rights to use such intellectual property in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in fields and/or territories included in our licenses.

In some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain or enforce the patents, covering technology that we license from third parties. For example, pursuant to our intellectual property license agreement with Avalanche Biotechnologies, or Avalanche, Avalanche retains control of such activities. If our licensors fail to prepare, file, maintain or enforce such patents or patent applications, or lose rights to such patents or patent applications, the rights we have licensed may be reduced or eliminated and our right to develop and commercialize any of our products that are the subject of such licensed rights could be adversely affected. In addition, we face similar risks and uncertainties regarding any patent rights we may own in the future.

In some circumstances, our license agreements provide that we must grant, on a non-exclusive royalty-free basis, a license to the licensor to exploit technological improvements we have made to the licensed technology. Such “grant-back” provisions may limit our exclusive rights in technology we develop in-house, and so may limit the extent to which we can prevent competitors from developing and commercializing competitive products relating to those technologies.

We also in-license certain patents owned by the Regents of the University of California pursuant to our license agreement with Avalanche and have an option to in-license certain patent rights from the Massachusetts Institute of Technology, or M.I.T. Under applicable law, to the extent that the research giving rise to the patents or technology that we license was funded by the U.S. government, the U.S. government may have certain rights, including (1) a non-exclusive, irrevocable, paid-up license to practice or have practiced such patents or technology on behalf of the United States and (2) “march-in rights” requiring the grant of licenses under such patent rights and technology to one or more third parties. When new technologies are developed with U.S. government funding, the U.S. government generally obtains certain rights in any resulting patents and inventions, including a non-exclusive license to practice or have practiced on behalf of the U.S. government such patents and inventions. These rights may further permit the U.S. government to disclose our confidential information to third parties and to exercise march-in rights to allow third parties to use our licensed technology. The U.S. government can exercise its march-in rights if it determines that action is necessary because we or our licensors fail to achieve practical application of the U.S. government-funded technology, or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the U.S. government of such rights could harm our business, financial condition, results of operations and prospects.

We or our licensors may be unable to obtain and maintain adequate patent protection for our products and technology.

Our success depends, in large part, on our licensors’ ability to obtain and maintain patent protection in the United States, the European Union and other countries with respect to our proprietary product candidates and manufacturing technology. Our licensors have sought and we intend to seek to file patent applications in the United States, the European Union and other jurisdictions related to many of our novel technologies and product candidates that are important to our business. If our licensors fail to obtain and maintain patent or other protection for the proprietary intellectual property we license from them, we could lose our rights to such intellectual property or our exclusivity with respect to those rights, and our competitors could market competing products using the intellectual property. The patent prosecution process is expensive, time-consuming and complex and our licensors may not be able to, or may choose not to, file, prosecute, maintain or enforce in a timely manner, or at all, all issued patents or patent applications that we believe are necessary or desirable for our business. In addition, any issued patents may be challenged, invalidated, circumvented or rendered unenforceable. We cannot assure that either we or our licensors will be successful should such patents be challenged. If our licensors’ patent claims are rendered invalid or unenforceable, or narrowed in scope, it could seriously impair our competitive position. Consequently, we would not be able to assert any such patents to prevent others from using our technology for, and developing and marketing competing products to treat, these indications. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection.

The patent position of biotechnology and pharmaceutical companies is highly uncertain, involves complex legal and factual questions and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. We cannot be certain that any patents will be granted with respect to any of the pending patent applications that are licensed to us or any patent applications that we or our licensors may file in the future. In addition, we cannot be certain that any of the existing patents that we in-license or that we may in-license or own in the future will adequately protect our technology and our product candidates and methods of manufacturing the same and effectively prevent others from commercializing competitive technologies and product candidates. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. In the European Union, variation in the application of laws relating to the patentability of biotechnological inventions, including the application of specific exclusions to patentability means we cannot be certain that we or our licensors can effectively protect our technology in order to prevent competitors from developing and commercializing competitive products and technology similar or identical to ours, and our ability to successfully commercialize our products and technology may be adversely affected.

We may not be aware of all third-party intellectual property rights potentially relating to our product candidates. Because patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, and because publication of discoveries in the scientific or patent literature often lags behind actual discoveries and filings of patent applications, we cannot be certain of the priority of inventions covered by any pending patent applications. Accordingly, if we file patent applications in the future, we may not be the first to invent the subject matter disclosed in such patent applications or the first to file patent applications covering such subject matter, and we may become subject to interference proceedings or derivation proceedings before the United States Patent and Trademark Office, or the USPTO, to determine priority of invention.

Even if the patent applications that we license from third parties or may own in the future do issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us or otherwise provide us with any competitive advantage. Our competitors or other third parties may be able to design around or otherwise circumvent our or our licensors’ patents by developing similar or alternative technologies or products in a non-infringing manner.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our licensors’ patents, or any patents that we may independently seek may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and product candidates. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property rights may not provide us with sufficient protection to exclude others from commercializing products similar or identical to ours.

Our intellectual property licenses with third parties may be subject to disagreements over contract interpretation.

The agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any disagreement regarding contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to comply with our obligations under the agreements under which we in-license intellectual and could thereby lose license rights that are important to our business.

We are a party to a number of intellectual property license agreements, including agreements with Inserm Transfert S.A., Avalanche and M.I.T. that are important to our business, and we expect to enter into additional license agreements in the future. Our existing license agreements impose, and we expect that any future license agreements will impose various diligence, development and commercialization timelines, milestone payments, royalties and other obligations on us. See “Business—Intellectual Property” for a description of our license agreements. If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy or certain other specified events, the licensor may have the right to terminate the license, in which event we would not be able to market products covered by the license. Further, in certain of our license agreements, we have the first right to bring actions against any third party for infringing the patents licensed to us. Certain of our license agreements also require us to meet development thresholds to maintain the license, including establishing a set timeline for developing and commercializing products and minimum yearly diligence obligations in developing and commercializing the product. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe any intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of intellectual property and other rights under our collaborative development, manufacturing and other third-party relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship or ownership intellectual property resulting from the joint creation or use of intellectual property by our licensors, consultants, contractors, collaborators or partners and us; and

•	the priority of invention of patented technology.

If disputes over intellectual property that we have in-licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

We may not be successful in obtaining or maintaining necessary rights to gene therapy components and processes for our development pipeline.

Because our development pipeline may require the use of proprietary rights held by third parties, the growth of our business likely will depend, in part, on our ability to acquire, in-license or use proprietary rights from third parties in the future. We may be unable to acquire or in-license compositions, methods of use, processes or other intellectual property rights from third parties necessary to advance our research or allow commercialization of our product candidates at a reasonable cost or on reasonable terms, or that we may otherwise identify as necessary or desirable for our product candidates. In that event, we may be required to expend significant time and resources to redesign our product candidates or the methods for manufacturing them or to develop or license from third parties replacement technology, some or all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could harm our business significantly. We cannot provide any assurances that third-party patents do not exist that might be enforced against our product candidates or future products or methods for manufacturing the same, resulting in either an injunction prohibiting our manufacture or sale of such products, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties. The in-licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to in-license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We may be unable to in-license or acquire third-party intellectual property rights on terms acceptable to us or at all.

For example, we sometimes collaborate with non-profit or academic institutions to further our preclinical research or development activities under written agreements with these institutions. Typically, these institutions may provide us with an option to negotiate a license to, or co-ownership of, any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license or ownership rights within the specified timeframe or under terms that are acceptable to us or at all. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our program.

If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or product candidate and our business, financial condition, results of operations and prospects could be adversely affected.

Our patent protection could be reduced or eliminated for non-compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to the USPTO and various government patent agencies outside of the United States, including the European Patent Office, or the EPO, over the lifetime of our in-licensed patents or applications and any patent rights we may own in the future. For our in-licensed patents, we rely on our licensing partners to timely pay these fees due to the USPTO and foreign government patent agencies, including the EPO. The USPTO and various foreign government patent agencies, including the EPO, require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. We are dependent on our licensors to take the necessary actions to comply with these requirements with respect to our in-licensed intellectual property and may rely on advice from our outside counsel to comply with these requirements with respect to any patent rights we may own in the future. In certain cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market and this circumstance could have a material adverse effect on our business.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, defending and enforcing patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States. Our in-licensed U.S. patent rights may not and will not have corresponding foreign patents or patent applications. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection or may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as in the United States. These products may compete with our products patents or other intellectual property rights that we license from third parties.

Many companies have encountered significant problems in protecting, defending and enforcing intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property rights, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our in-licensed patents or marketing of competing products in violation of our proprietary rights. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our in-licensed patents, or patents we may own in the future, at risk of being invalidated or interpreted narrowly and our in-licensed patent applications, or patent applications we may own in the future, at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or in-license.

Issued patents that we in-license and that cover our product candidates could be found invalid or unenforceable, and we may not be able to protect our trade secrets in court.

If one of our licensing partners initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid or unenforceable. In patent litigation in the United States, counterclaims by defendants alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge include, without limitation, an alleged failure to meet any of several statutory requirements such as lack of novelty, obviousness, written description or non-enablement. Grounds for an unenforceability assertion include, without limitation, an allegation that someone connected with prosecution of the patent withheld information material to patentability from the USPTO, the EPO or other agency outside the United States, or made a misleading statement, during prosecution. Third parties also may raise similar claims before administrative bodies in the United States, the European Union or elsewhere, even outside the context of litigation. Such proceedings could result in the revocation or cancellation of or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which the patent examiner and we or our licensing partners were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we could lose at least part, and perhaps all, of the patent protection on one or more of our product candidates. Such a loss of patent protection could have a material adverse impact on our business.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to our protect proprietary information, including know-how, processes, techniques and data, and technology that is not patentable or that we elect not to patent or which patents are difficult to enforce. However, trade secrets and other proprietary information can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets and other proprietary information. If any of our trade secrets or other proprietary information were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that information to compete with us. We seek to protect our trade secrets and other proprietary information, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or other proprietary information. We also seek to preserve the integrity and confidentiality of our trade secrets and other proprietary information by maintaining the physical security of our premises and the physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any such breach and we cannot guarantee that our trade secrets and other proprietary know-how will not be publicly disclosed.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability and the ability of our existing or future collaborators and third-party service providers to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights and intellectual property of third parties. The biotechnology and pharmaceutical industries are characterized by extensive and complex litigation regarding patents and other intellectual property rights. We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our product candidates and technology, including interference proceedings, post-grant review and inter partes review before the USPTO or equivalent measures outside the United States. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. We are aware of certain third-party patents relating to gene delivery to ocular cells and certain vector manufacturing methods that may relate to, and potentially could be asserted to encompass our product candidates. There is a risk that third parties may choose to engage in litigation with us to enforce or to otherwise assert their patent rights against us. A court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed by us, which could materially and adversely affect our ability to commercialize our GS010 or GS030 product candidates or any other of our product candidates or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. In addition, even if we were to prevail in any such litigation, the cost and diversion of management and employee attention could be significant and could adversely affect our business. The risks of such third-party action apply equally outside the United States, where it may also be necessary to establish, through a court or other procedure, that a patent is invalid. Where a patent issued by the EPO, otherwise known as a European Patent, is concerned, it may be necessary to do this on a country by country basis, leading to increased litigation costs and diversion of management and employee attention.

If we are found to infringe a third party’s valid and enforceable intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technology or product candidates. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent or other intellectual property right. A finding of infringement could prevent us from manufacturing and commercializing our product candidates or force us to cease some of our business operations. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business, financial condition, results of operations or prospects. We may be able to avoid such an outcome by obtaining a license from such third party to continue developing, manufacturing and marketing our product candidates and technology, however, we may not be able to obtain such a license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Competitors may infringe our intellectual property or the intellectual property of our licensors, or we may be required to defend against claims of infringement. To counter infringement or unauthorized use claims or to defend against claims of infringement can be expensive and time consuming. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

We may be subject to claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants or advisors are currently, or were previously, employed, consulted or advised at universities or other biotechnology or pharmaceutical companies, including some of our competitors or potential competitors. We may be subject to claims that such individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property on our behalf to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes several significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and also may affect patent litigation. These also include provisions that switched the United States from a “first-to-invent” system to a “first-to-file” system, allow third-party submission of prior art to the USPTO during patent prosecution and set forth additional procedures to attack the validity of a patent by the USPTO administered post-grant proceedings. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications of our licensors or any future applications owned by us and the enforcement or defense of any patents issuing from these applications, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The patent positions of companies engaged in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Two cases involving diagnostic method claims and “gene patents” have recently been decided by the Supreme Court of the United States, or the Supreme Court. On March 20, 2012, the Supreme Court issued a decision in Mayo Collaborative Services v. Prometheus Laboratories, Inc., or Prometheus, a case involving patent claims directed to a process of measuring a metabolic product in a patient to optimize a drug dosage for the patient. According to the Supreme Court, the addition of well-understood, routine or conventional activity such as “administering” or “determining” steps was not enough to transform an otherwise patent-ineligible natural phenomenon into patent-eligible subject matter. On July 3, 2012, the USPTO issued a guidance memo to patent examiners indicating that process claims directed to a law of nature, a natural phenomenon or a naturally occurring relation or correlation that do not include additional elements or steps that integrate the natural principle into the claimed invention such that the natural principle is practically applied and the claim amounts to significantly more than the natural principle itself should be rejected as directed to not patent-eligible subject matter. On June 13, 2013, the Supreme Court issued its decision in Association for Molecular Pathology v. Myriad Genetics, Inc., or Myriad, a case involving patent claims held by Myriad Genetics, Inc. relating to the breast cancer susceptibility genes BRCA1 and BRCA2. Myriad held that an isolated segment of naturally occurring DNA, such as the DNA constituting the BRCA1 and BRCA2 genes, is not patent eligible subject matter, but that complementary DNA, which is an artificial construct that may be created from RNA transcripts of genes, may be patent eligible.

On March 4, 2014, the USPTO issued a guidance memorandum to patent examiners entitled “2014 Procedure For Subject Matter Eligibility Analysis Of Claims Reciting Or Involving Laws Of Nature/Natural Principles, Natural Phenomena And/Or Natural Products.” These guidelines instruct USPTO examiners on the ramifications of the Prometheus and Myriad rulings and apply the Myriad ruling to natural products and principles including all naturally occurring nucleic acids. Patents for certain of our product candidates may contain claims related to specific DNA sequences that are naturally occurring and, therefore, could be the subject of future challenges made by third parties. In addition, the recent USPTO guidance could make it impossible for us to pursue similar claims in U.S. patent applications we may prosecute in the future.

We cannot assure you that our efforts to seek patent protection for our technology and products will not be negatively impacted by the decisions described above, rulings in other cases or changes in guidance or procedures issued by the USPTO. We cannot fully predict what impact the Supreme Court’s decisions in Prometheus and Myriad may have on the ability of life science companies to obtain or enforce patents relating to their products and technologies in the future. These decisions, the guidance issued by the USPTO and rulings in other cases or changes in USPTO guidance or procedures could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

Moreover, although the Supreme Court has held in Myriad that isolated segments of naturally occurring DNA are not patent-eligible subject matter, certain third parties could allege that activities that we may undertake infringe other gene-related patent claims, and we may deem it necessary to defend ourselves against these claims by asserting non-infringement and/or invalidity positions, or paying to obtain a license to these claims. In any of the foregoing or in other situations involving third-party intellectual property rights, if we are unsuccessful in defending against claims of patent infringement, we could be forced to pay damages or be subjected to an injunction that would prevent us from utilizing the patented subject matter. Such outcomes could harm our business, financial condition, results of operations or prospects.

Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing in-licensed patents and any patents that we might obtain in the future.

Upon the expiration of any of our in-licensed patents, we may not receive the benefit of patent term extension or data exclusivity for our product candidates.

Depending upon the timing, duration and specifics of any marketing approval by the FDA of our product candidates, one or more of our in-licensed U.S. patents that we in-license may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially.

In the European Union, one or more of the in-licensed U.S. patents may be eligible for limited patent term extension if a Supplementary Protection Certificate, or SPC, is available under Regulation (EC) No 469/2009. Further protection may also be available by means of a Paediatric Extension to such an SPC. Alternatively, our licensors we may be able to extend their de facto exclusive rights by means of trial data exclusivity protection. In any case, failure to obtain, or lack of eligibility for, such protection may allow our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially to the extent that we, and/or our licensors have no effective period of market exclusivity.

Our trademarks and trade names may not be adequately protected and we may not be able to build name recognition in our markets of interest.

The validity of our registered trademark for “GenSight” in France could be challenged by third parties. Likewise our pending Community Trade Mark application for “GenSight,” and any subsequent trademark applications we make, are not guaranteed to become registered. For example, a trademark application may be subject to an opposition proceeding in the USPTO or corresponding foreign trademark office, which could result in the denial of the trademark application. Once registered, our trademark or trade name may be challenged, infringed, circumvented or declared generic or determined to be infringing other marks. We may not be able to protect our rights to our trademark and trade name, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, domain names or copyrights may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks alleging that the use of a corporate name or logo, product names or other signs by which we distinguish our products and services are infringing their trade mark or allied rights. The outcome of such claims is uncertain and may adversely affect our business and/or our freedom to use our corporate name or other relevant signs as well as all the risks identified in the above paragraph. If litigation arises in this area it may lead to significant costs and diversion of management and employee attention.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make products that are similar to our product candidates but that are not covered by the claims of the patents that we in-license or may own in the future;

•	we, or our current or future licensors or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we in-license or may own in the future;

•	we, or our current or future licensors or collaborators, might not have been, or might not be, the first to file the patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or in-licensed intellectual property rights;

•	it is possible that the pending licensed patent applications of our licensors or those that we may own in the future will not lead to issued patents;

•	issued patents that our licensors hold rights to, or that our licensors or we may hold rights to in the future, may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

•	other may conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable; and

•	we may choose not to file a patent application for certain trade secrets or other proprietary information, and a third party may subsequently file a patent application covering such intellectual property.

Should any of these events occur, they could significantly harm our business, financial condition, results of operations or prospects.

Risks Related to this Offering and Ownership of the ADSs

The price of the ADSs may be volatile and may fluctuate due to factors beyond our control, including foreign currency exchange rates.

The price of equity securities of publicly traded clinical-stage biotechnology companies has been highly volatile and is likely to remain highly volatile in the future. The market price of the ADSs may fluctuate significantly due to a variety of factors, including:

•	disputes or other developments concerning proprietary rights, including patents and litigation matters, and our ability to obtain patent protection for our technologies;

•	positive or negative results of testing and clinical trials by us, strategic partners or competitors;

•	delays in entering into strategic relationships with respect to development and/or commercialization of gene therapy or entry into strategic relationships on terms that are not deemed to be favorable to us;

•	technological innovations or commercial product introductions by us or competitors;

•	additions or departures of key management scientific personnel;

•	changes in government regulations;

•	public concern relating to the commercial value or safety of gene therapy;

•	financing or other corporate transactions;

•	publication of research reports or comments by securities or industry analysts;

•	announcements or expectations of additional debt or equity financing efforts;

•	sales of our ordinary shares or the ADSs by us, our insiders or our other shareholders;

•	general market conditions in the pharmaceutical industry or in the economy as a whole; or

•	other events and factors beyond our control.

These and other market and industry factors may cause the market price and demand for the ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of our capital shares. In addition, the stock market in general has recently experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies. Broad market and industry factors may materially affect the market price of companies’ equity securities, including ours, regardless of actual operating performance.

The ADSs will be quoted in U.S. dollars on the NASDAQ Global Market. Our financial statements are prepared in euros. Fluctuations in the exchange rate between euros and the U.S. dollar will affect, among other matters, the U.S. dollar value of the ADSs relative to the euro value of our ordinary shares.

There was no public market for the ADSs prior to this offering, and an active market in the ADSs may not develop in which investors can resell the ADSs, which could harm the market price of the ADSs.

There has been no public market for the ADSs or our ordinary shares in the United States. Although, we anticipate the ADSs being approved for listing on the NASDAQ Global Market, an active trading market for the ADSs may never develop or be sustained following this offering. The initial public offering price of the ADSs in this offering will be determined through negotiations between us and the underwriters based on a number of factors, including market conditions in effect at the time of this offering, which may not be indicative of the price at which the ADSs will trade following completion of this offering. In the absence of an active trading market for the ADSs or ordinary shares, investors may not be able to sell their ADSs at or above the initial public offering price or at the time that they would like to sell.

You will not be directly holding our ordinary shares.

As an ADS holder, you will not be treated as one of our shareholders and you will not have shareholder rights. French law governs shareholder rights. The depositary, the Bank of New York Mellon, will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. The deposit agreement among us, the depositary and you, as an ADS holder, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights, as well as the rights and obligations of the depositary.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement and not as a direct shareholder. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders.

You may instruct the depositary to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote, unless you withdraw the ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs or to withdraw the ordinary shares underlying your ADSs so that you can vote them yourself. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise any right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

You may be subject to limitations on the transfer of your ADSs and the withdrawal of the underlying ordinary shares.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to surrender your ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, you may not be able to surrender your ADSs and withdraw the underlying ordinary shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See the section of this prospectus entitled “Description of American Depositary Shares—Your Right to Receive the Ordinary Shares Underlying Your ADSs.”

Future sales, or the perception of future sales, of a substantial number of our ordinary shares or ADSs could adversely affect the price of the ADSs, and actual sales of our equity will dilute shareholders and ADS holders.

Future sales of a substantial number of our ordinary shares or ADSs, or the perception that such sales will occur, could cause a significant decline in the market price of the ADSs that could be below the public offering price. We will have      ordinary shares outstanding upon the completion of this offering (assuming no exercise of the underwriters’ over-allotment option). This includes the shares underlying the ADSs offered in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Assuming the purchase in this offering of      of the ADSs by certain of our existing shareholders or their affiliates, the number of our ordinary shares beneficially owned by our existing shareholders will, in the aggregate, increase to      of our ordinary shares. A significant portion of these shares will be subject to the lock-up agreements described in the “Underwriting” section of this prospectus. If, after the end of such lock-up agreements, these shareholders sell substantial amounts of shares or ADSs in the public market, or the market perceives that such sales may occur, the market price of the ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected. In addition, we intend to register all ordinary shares that we may issue under our equity compensation plans. Once we register these ordinary shares, they can be freely sold in the public market or otherwise upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

If you purchase ADSs in this offering, you will experience substantial and immediate dilution.

If you purchase ADSs in this offering, you will experience substantial and immediate dilution of $    , or €     per ADS in the net tangible book value after giving effect to the offering at the initial public offering price of $     per ADS, because the price that you pay will be substantially greater than the net tangible book value per ordinary share represented by the ADSs that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their ordinary shares. You will experience additional dilution upon exercise of any outstanding options or warrants to purchase ordinary shares, if we issue shares to our employees under any equity incentive plans or if we otherwise issue additional ordinary shares or ADSs below the public offering price. For a further description of the dilution that you will experience immediately after this offering, see the section of this prospectus entitled “Dilution.”

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of the ADSs and our trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our ordinary shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the price of our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for the ADSs could decrease, which might cause the price of our ordinary shares and trading volume to decline.

The concentration of our share capital ownership with insiders upon the closing of this offering will likely limit your ability to influence corporate matters.

We anticipate that our executive officers, employees, directors, current 5% or greater shareholders and their respective affiliates will together beneficially own or control, in aggregate, approximately         % of the shares of our outstanding ordinary shares, after giving effect to the conversion of all outstanding preferred shares and assuming no exercise of outstanding options or warrants following the closing of this offering (assuming no exercise of the underwriters’ over-allotment option). As a result, these executive officers, directors and principal shareholders, acting together, will have substantial influence over most matters that require approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all or of our assets or any other significant corporate transaction. Corporate action might be taken even if other shareholders, including those who purchase shares in this offering, oppose such action. These shareholders may delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of our company, even if such change of control would benefit our other shareholders. This concentration of share ownership may adversely affect investors’ perception of our corporate governance or delay, prevent or cause a change in control of our company, any of which could adversely affect the market price of our ordinary shares. Certain of our existing shareholders have agreed to purchase an aggregate of $             million in shares of our ordinary shares in this offering at the initial public offering price. The effect of these anticipated purchases is reflected in the ownership percentage discussed above.

We expect that only a relatively small percentage of our ordinary shares will be publicly traded following this offering, which may limit the liquidity of your investment and may have a material adverse effect on the price of our ordinary shares.

After this offering, approximately         % of our ordinary shares will be held by parties other than our executive officers and directors, existing shareholders holding 5% or more of our ordinary shares, and their respective affiliates, or approximately         % if our 5% shareholders and their affiliated entities purchase all of the ordinary shares they have agreed to purchase in this offering. As a result, we expect that only a relatively small number of our ordinary shares will be actively traded in the public market following this offering. Reduced liquidity may have a material adverse effect on the price of our ordinary shares.

Any sale of a substantial number of our ordinary shares by an existing shareholder in the public market may cause our stock price to decline.

Any sale of a substantial number of our ordinary shares in the public market after this offering, or the perception that such a sale may occur, could cause the market price of our ordinary shares to decline. Based on the number of our ordinary shares outstanding as of December 31, 2014, upon the closing of this offering, we will have              of ordinary shares outstanding, assuming no exercise of the underwriters’ overallotment option. Of these, only              ordinary shares sold in this offering, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, if applicable, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriter for this offering. After the lock-up agreements expire, up to an additional             of our ordinary shares will be eligible for sale in the public market,      of which are held by directors, executive officers, 5% shareholders and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act. In addition, 5,328,443 of our ordinary shares that are subject to outstanding warrants will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. To the extent these shares are sold, or if it is perceived that they will be sold, into the market, the market price of our ordinary shares could decline. See “Shares and ADSs Eligible for Future Sale” for a more detailed description of the restrictions applicable to the sale of shares of our ordinary shares after this offering.

Our failure to maintain certain tax benefits applicable to French technology companies may adversely affect our results of operations.

As a French technology company, we have benefited from certain tax advantages, including, for example, the French research tax credit (crédit d’impôt recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France and represented €908,442 and €911,682 in 2013 and 2014, respectively. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in their view for the CIR benefit. If the French tax authority determines that our research and development programs do not meet the requirements for the CIR benefit, we could be liable for additional corporate tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows.

The French tax authorities may challenge our eligibility to, or our calculation of certain tax reductions and/or deductions in respect of our research and development activities and, should the French tax authorities be successful, we may be liable to additional corporate tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the French Parliament decides to eliminate, or reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

Our bylaws and French corporate law contain provisions that may delay or discourage a takeover attempt.

Provisions contained in our bylaws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•	a merger (i.e., in a French law context, a stock for stock exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	a merger of our company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;

•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

•	our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

•	our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

•	our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

•	our board of directors can only be convened by our chairman or our managing director, if any, or, when no board meeting has been held for more than two consecutive months, by directors representing at least one-third of the total number of directors;

•	our board of directors’ meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference, enabling the directors’ identification and ensuring their effective participation in the board’s decisions;

•	our shares are in registered form only and we must be notified of any transfer in order for such transfer to be validly registered;

•	under French law, residents outside of France, as well as any French entity controlled by non-French residents, may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings; see the section of this prospectus entitled “Limitations Affecting Shareholders of a French Company”;

•	approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

•	advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;

•	our bylaws may be amended in accordance with applicable laws; and

•	pursuant to French law, the sections of the bylaws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by 66 2/3% of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

Your right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to your holdings.

According to French Law, if we issue additional securities for cash, current shareholders will have preferential subscription rights for these securities on a pro rata basis unless they waive those rights at an extraordinary meeting of our shareholders (by a two-thirds majority vote) or individually by each shareholder. However, the ADS holders in the United States will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

We are an “emerging growth company” and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make the ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.0 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

As a foreign private issuer, we are exempt from a number of rules under the U.S. Securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of ADSs. Our ordinary shares are not listed, and, for the time being, we do not intend to list our shares, on any market in France, our home country. This may limit the information available to holders of ADSs.

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations, and consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Furthermore, our ordinary shares are not listed and we do not currently intend to list our ordinary shares on any market in France, our home country. As a result, we are not subject to the reporting and other requirements of listed companies in France. For instance, we are not required to publish quarterly financial statements. Accordingly, although we intend to submit semi-annual financial data to the SEC, there will be less publicly available information concerning our company than there would be if we were a U.S. or a French public company.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NASDAQ corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer listed on the NASDAQ Global Market, we are subject to corporate governance listing standards. However, rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in France, which is our home country, may differ significantly from corporate governance listing standards. For example, as a non-public French company, neither the corporate laws of France nor our bylaws require a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We intend to rely on exemptions for foreign private issuers and follow French corporate governance practices as applicable to a non-public French company in lieu of the NASDAQ corporate governance rules, to the extent possible.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2016.

In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. We could lose our foreign private issuer status if more than 50% of our securities are held by U.S. residents and any one of the following applies: (i) more than 50% of our executive officers or members of our board of directors are residents or citizens of the United States, (ii) more than 50% of our assets are located in the United States, or (iii) our business is administered principally in the United States. Immediately following the closing of the global offering, approximately         % of our outstanding ordinary shares will likely be held by U.S. residents (assuming that all purchasers in the U.S. offering are residents of the United States and none of the purchasers in the French offering are residents of the United States).

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP will involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

U.S. investors may have difficulty enforcing civil liabilities against our company and directors and senior management and the experts named in this prospectus.

Certain members of our board of directors and senior management and certain experts named in this prospectus are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. The enforceability of any judgment in France will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and France do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. See the section of this prospectus entitled “Enforcement of Civil Liabilities.”

The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a French company with limited liability. Our corporate affairs are governed by our bylaws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our board of directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our board of directors is required by French law to consider the interests of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. See the sections of this prospectus entitled “Management—Corporate Governance Guidelines” and “Description of Share Capital.”

After the completion of this offering, we may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant share price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We expect to be classified as a passive foreign investment company, or a PFIC, in 2015 and future years. If we are a PFIC for any taxable year, this could result in adverse U.S. federal income tax consequences to U.S. Holders.

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Whether we will be a PFIC in any year depends on the composition of our income and assets (which may be determined in large part by reference to the market value of the ADSs and our ordinary shares, which may be volatile).

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Material United States Federal Income Tax Considerations for U.S. Holders”) holds ADSs, a U.S. Holder may be subject to adverse tax consequences, including (i) if a mark-to-market election or a qualified electing fund, or QEF, election has not been made with respect to the ADSs, a U.S. Holder may incur significant additional U.S. federal income taxes on income resulting from distributions on, or any gain from the disposition of, such ADSs, as such income generally would be allocated over the U.S. Holder’s holding period for its ADSs and would be subject to tax at the highest rates of U.S. federal income taxation in effect for such years, with an interest charge then imposed on the resulting taxes in respect of such income, and (ii) dividends paid by us would not be eligible for preferential individual rates of U.S. federal income tax. In addition, U.S. Holders that own an interest in a PFIC are required to comply with certain reporting requirements.

A U.S. Holder may in certain circumstances mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a QEF, or, if shares of the PFIC are “marketable stock” as described in “Material United States Federal Income Tax Considerations for U.S. Holders” for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. However, in the event that we are or become a PFIC, we have not determined whether we will provide to U.S. holders the information required to make a valid QEF election and we currently make no undertaking to provide such information. Furthermore, if a U.S. Holder were to make a mark-to-market election with respect to its ADSs, the U.S. Holder would be required to include annually in its U.S. federal taxable income an amount reflecting any year end increase in the value of its ADSs. For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see “Material United States Federal Income Tax Considerations for U.S. Holders.”

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that ultimately do not improve our results of operations or enhance the value of our ordinary shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of the ADSs to decline and delay the development of our technologies. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

We do not currently intend to pay dividends on our securities, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ADSs. In addition, French law may limit the amount of dividends we are able to distribute.

We have never declared or paid any cash dividends on our ordinary shares and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your ADSs for the foreseeable future and the success of an investment in ADSs will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our shareholders have purchased the ADSs. Investors seeking cash dividends should not purchase the ADSs.

Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our statutory financial statements prepared and presented in accordance with French accounting principles. In addition, payment of dividends may subject us to additional taxes under French law. Please see the section of this prospectus entitled “Description of Share Capital—Certain Important Provisions of Our Articles of Incorporation, Bylaws and French Law—Rights, Preferences and Restrictions Attaching to Ordinary Shares” for further details on the limitations on our ability to declare and pay dividends and the taxes that may become payable by us if we elect to pay a dividend. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France.

In addition, exchange rate fluctuations may affect the amount of euros that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euros, if any. These factors could harm the value of the ADSs, and, in turn, the U.S. dollar proceeds that holders receive from the sale of the ADSs.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, our operational results and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectation concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this prospectus, which include, but are not limited to, the following:

•	the initiation, timing, progress and results of our preclinical and clinical studies, and our research and development programs;

•	our ability to advance product candidates into, and successfully complete, clinical studies;

•	the timing of regulatory filings and the likelihood of favorable regulatory outcomes and approvals;

•	the regulatory treatment of our products;

•	regulatory developments in the United States and other countries;

•	the commercialization of our product candidates, if approved;

•	the pricing and reimbursement of our product candidates, if approved;

•	our ability to contract on commercially reasonable terms with third-party suppliers and manufacturers;

•	the implementation of our business model and strategy and the development of our product candidates and technology platforms;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	the ability of third parties with whom we contract to successfully conduct, supervise and monitor clinical studies for our product candidates;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	our ability to obtain additional funding for our operations;

•	the potential benefits of our strategic collaboration agreements and our ability to enter into future strategic arrangements;

•	our ability to maintain and establish collaborations or obtain additional funding;

•	the rate and degree of market acceptance of our product candidates;

•	our financial performance;

•	our ability to attract and retain key scientific and management personnel;

•	developments relating to our competitors and our industry, including competing therapies; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus.

Although we based these forward-looking statements on assumptions that we believe were reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of            ADSs in this offering will be approximately $            million, or €            million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This estimate assumes an initial public offering price of US$             per share, the midpoint of the price range set forth on the cover page of this prospectus.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per share would increase (decrease) the net proceeds to us from this offering by $            million, or €            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. The pro forma as adjusted information discussed herein is illustrative only and will be adjusted based on the actual public offering price, the actual number of shares and ADSs offered by us and the other terms of this offering determined at pricing.

As of March 31, 2015, we had cash and cash equivalents of €8,923,170 million, or $            million. We currently estimate that we will use the net proceeds from this offering, together with our cash on hand, as follows:

•	approximately € million, or $ million, to support further clinical development of GS010 for LHON with the ND4 gene mutation, and, pending the results of clinical trials, subsequent applications for marketing approval of GS010 in Europe and the United States, and commercial launch in these territories;

•	approximately € million, or $ million, to support further preclinical and clinical development of GS030 for RP, and, pending the results of clinical trials, subsequent applications for marketing approval of GS030 in Europe and the United States, and commercial launch in these territories; and

•	the remainder to fund internal research and development expenses associated with our other product candidates and research projects, as well as working capital, capital expenditures and other general corporate purposes.

We may also use a portion of the net proceeds to in-license, acquire or invest in complementary technologies, products or assets. However, we have no current plan, commitments or obligations to do so.

This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials, as well as any collaboration that we may enter into with third parties for our product candidates, and any unforeseen cash needs. As a result, our management retains broad discretion over the allocation of the net proceeds from this offering. We have no current agreements, commitments or understandings for any material acquisitions or licenses of any products, businesses or technologies.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including term deposits, short-term, investment-grade, interest-bearing instruments and government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain all future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends on our equity securities, including the ADSs offered hereby, in the foreseeable future.

Subject to the requirements of French law and our bylaws, dividends may only be distributed from our distributable profits, plus any amounts held in our available reserves, which are those reserves other than the legal and statutory reserves and the revaluation surplus. The declaration and payment of any dividends in the future will be determined by our board of directors, in its discretion, and will depend on a number of factors, including our earnings, capital requirements, overall financial condition, and contractual restrictions, including restrictions contained in any agreements governing any indebtedness we may incur.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2014: on an actual basis; on a pro forma as adjusted basis to give effect to (i) the issuance and sale of 11,562,178 Series B preferred shares for an aggregate purchase price of €32,142,855 and (ii) the conversion of all of our outstanding Series A and Series B preferred shares on a one-for-one basis into 28,978,310 ordinary shares, which will occur automatically immediately prior to the completion of this offering; (iii) the issuance of             ADSs in this offering; and (iv) the application of net proceeds from this offering described under “Use of Proceeds.”

The information below is illustrative only, and assumes an initial public offering price at the midpoint of the price range set forth on the cover page of this prospectus. Our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing, including the amount by which actual offering expenses are higher or lower than estimated. The table should be read in conjunction with the information contained in “Use of Proceeds,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2014
	Actual	Pro forma as adjusted
Cash and cash equivalents	€10,669,471	€
Marketable securities	1,402,151

Total cash, cash equivalents and marketable securities	€12,071,622	€

Conditional advances	632,332

Preferred shares, €0.01 nominal value: 28,978,310 shares issued and outstanding	174,161
Ordinary shares, €0.01 nominal value: 5,044,495 shares issued and outstanding	50,445
Additional paid in capital	19,043,787
Accumulated reserves	(2,018,232)
Net income (loss)	(6,671,142)

Total equity attributable to shareholders	10,579,019

Total capitalization	€11,211,351	€

The number of ordinary shares that will be outstanding after this offering is based on the number of shares outstanding as of         , 2015 and excludes 3,192,696 ordinary shares issuable upon the exercise of warrants issued to employees and non employees outstanding as of         , 2015 at a weighted average exercise price of €0.01, or $     per share and 2,135,747 ordinary shares issuable upon the exercise of warrants outstanding as of August 10, 2015 at a weighted average exercise price of €1.31, or $             per share. See “Security Ownership of Beneficial Owners and Management.”

DILUTION

If you invest in the ADSs in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of the ADSs in this offering and the pro forma as adjusted net tangible book value per share of the ADSs after this offering.

Our net tangible book value as of December 31, 2014 was €10.3 million ($12.5 million), or €0.46 ($0.56) per share/ADS. Net tangible book value per share/ADS is determined by dividing (1) our total assets less our intangible assets and our total liabilities by (2) the number of shares outstanding as of December 31, 2014, or 5,044,488 ordinary shares and 17,416,135 Series A preferred shares, exchangeable into ordinary shares on a one-for-one basis, which will occur automatically immediately prior to the completion of this offering; and excludes all warrants outstanding as of August 10, 2015 to purchase ordinary shares which, in the aggregate, entitle the holders to purchase 5,328,443 ordinary shares immediately prior to the completion of this offering.

On a pro forma basis, after giving effect to (i) the issuance and sale of 11,562,178 Series B preferred shares in July 2015 for aggregate gross proceeds of approximately €32.1 million ($38.9 million) and (ii) the conversion of all of our outstanding Series A and Series B preferred shares on a one-for-one basis into an aggregate of 28,978,310 ordinary shares immediately prior to the completion of this offering, our pro forma net tangible book value as of December 31, 2014 would have been approximately €42.5 million ($51.4 million), or approximately €1.25 ($1.51) per share of our ordinary shares.

After giving effect to the receipt of the estimated net proceeds from our sale of ADSs in this offering, assuming an initial public offering price of US$             per ADS (the midpoint of the price range shown on the cover of this prospectus), and the application of the estimated net proceeds therefrom as described under “Use of Proceeds,” our pro forma as adjusted net tangible book value at            , 2015 would have been approximately €($)             , or €($ )             per share. This represents an immediate increase in net tangible book value per ordinary share of €($ )             to existing shareholders and an immediate dilution in net tangible book value per ordinary share of €($ )             to you, or             %. The following table illustrates this dilution per share.

Assumed initial public offering price per share(1)	$
Net tangible book value per share as of , 2015	$
Increase in net tangible book value per share attributable to new investors	$
Pro forma as adjusted net tangible book value per share after this offering	$
Dilution per share to new investors	$

(1)	Based on an assumed initial public offering price of US$ , after conversion into Euro.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per share of the ADSs would increase (decrease) our pro forma net tangible book value after giving effect to the offering by €($ )             , assuming no change to the number of the ADSs offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

The following table sets forth, as of            , 2015, the number of ordinary shares purchased from us, the total consideration paid to us and the average price per share paid by existing shareholders and to be paid by new investors participating in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary shares purchased			Total consideration			Average price per ordinary share
	Number	Percent		Amount	Percent
Existing shareholders	$		%	€		%	$
New investors

Total	$	100%		€	100%		$

If the underwriters were to fully exercise their option to purchase additional ADSs from us, the percentage of our ordinary shares held by existing shareholders would be             %, and the percentage of our ordinary shares held by new investors would be             %.

SELECTED FINANCIAL DATA

The following selected statements of income (loss) data for the years ended December 31, 2013 and 2014 and the summary statement of financial position data as of December 31, 2014 have been derived from our audited financial statements included elsewhere in this prospectus. Our audited financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The following selected financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our financial statements and related notes beginning on page F-1 of this prospectus, as well as the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Exchange Rate Information” included elsewhere in this prospectus.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

As of March 31, 2015, our cash and cash equivalents amounted to €8,923,170, or $                .

	Year Ended December 31,
	2013	2014
	€	€	US$(1)
Statements of Income (Loss) Data:
Operating income	€908,442	€1,102,693	$1,334,369
Operating expenses:
Research and development	2,785,743	6,197,031	7,499,027
General and administrative	961,077	1,648,832	1,995,252

Total operating expenses	3,746,820	7,845,863	9,494,279

Operating profit (loss)	(2,838,378)	(6,743,170)	(8,159,910)

Financial profit (loss)	75,517	72,028	87,161

Net income (loss)	€(2,762,861)	€(6,671,142)	$(8,072,749)

Basic and diluted earnings (loss) per share(2)	€(0.16)	€(0.30)	$(0.36)

Number of shares used for computing
basic and diluted earnings (loss) per share	17,438,174	21,886,723	21,886,723

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00 = US$ 1.2101 at December 31, 2014.
(2)	See Note 21 to our financial statements for further details on the calculation of basic and diluted earnings (loss) per share.

	As of December 31,
	2013	2014
	Actual	Actual
	€	€	US$(1)
Statements of Financial Position Data:
Cash and cash equivalents	€17,093,389	€10,669,471	$12,911,127
Marketable securities	—	1,402,151	1,696,743
Total assets	18,871,629	14,816,505	17,929,453
Total shareholders’ equity	16,965,495	10,579,019	12,801,671
Total non-current liabilities	9,812	672,819	814,178
Total current liabilities	1,896,322	3,564,666	4,313,602
Total liabilities	1,906,134	4,237,485	5,127,781
Total liabilities and shareholders’ equity	€18,871,629	€14,816,505	$17,929,453

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00 = US$ 1.2101 at December 31, 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Financial Data” and our audited financial statements and the related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. The terms “Company,” “GenSight,” “we,” “our” or “us” as used herein refer to GenSight Biologics S.A.’s unless otherwise stated or indicated by context.

Overview

We are a clinical-stage biotechnology company discovering and developing novel therapies for mitochondrial and neurodegenerative diseases of the eye and, in the future, of the central nervous system. To address these therapeutic areas, we leverage our integrated development platform by combining a gene therapy-based approach with our core technology platforms of mitochondrial targeting sequence, or MTS, and optogenetics. Our management and scientific teams have extensive experience in gene therapy and drug development, in particular in the field of ophthalmology, and have served in leadership roles at several innovative ophthalmology companies.

We have never generated any revenues from product sales. We do not expect to generate material revenue from product sales unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. To date, we have financed our operations primarily through private placements of ordinary shares and preferred shares and through conditional advances and non-refundable subsidies received from Bpifrance Financement, part of Bpifrance, a French public investment bank.

We have incurred operating losses in each year since our inception in April 2012. Substantially all of our operating losses resulted from costs incurred in connection with our development programs and from general and administrative expenses associated with our operations. See “Risk Factors—Risks Related to Our Financial Condition and Capital Requirements—We have never generated revenue from product sales and have incurred operating losses since inception. We expect to continue to incur losses for the foreseeable future and may never achieve or maintain profitability.” We expect to incur substantial losses from operations in the foreseeable future as we continue our research and development efforts, advance GS010, GS030 and other product candidates through preclinical and clinical development, seek regulatory approval and prepare for and, if approved, proceed to commercialization. Specifically, we have incurred and we expect to continue to incur substantial expenses in connection with any Phase III clinical trials that we may conduct for GS010 and our planned preclinical and clinical studies for GS030. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:

•	continue the development of our product candidates, including planned and future clinical trials;

•	seek regulatory approvals for our product candidates;

•	prepare for the potential launch and commercialization of our product candidates, if approved;

•	establish a sales and marketing infrastructure for the commercialization of our product candidates, if approved; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and commercialization efforts and operations as a U.S. public company.

Until such time that we can generate substantial revenue from product sales, we expect to finance these expenses and our operating activities through a combination of our existing liquidity and the proceeds of this initial public offering. If we are unable to generate revenue from product sales, in particular from GS010, in accordance with our desired timeframes, we will need to raise additional capital. However, we may be unable to raise additional funds or enter into other funding arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

As indicated in Note 2 of our financial statements for the periods ended December 31, 2013 and 2014, such financial statements have been prepared for the first time in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. IFRS includes the International Accounting Standards, or IASs, approved by the IASB and the accounting interpretations issued by the International Financial Reporting Interpretations Committee, or IFRIC, or the former Standing Interpretations Committee, or SIC. As required by IFRS 1 First-time adoption of IFRS, or IFRS 1, our financial statements include comparative information for the 12-month period ended December 31, 2013. As we were incorporated on April 17, 2012, the first financial statements prepared for statutory reporting purposes in accordance with accounting principles generally accepted in France, or French GAAP, cover a period of 20 months and 14 days from April 17, 2012 to December 31, 2013. However, for comparative purposes and given that the amount of expenses incurred from April 17, 2012 to December 31, 2012 was immaterial, we have prepared our financial statements under IFRS using a 12-month period as of and for the two years ended December 31, 2014. For the purposes of preparing the financial statements in accordance with IFRS 1, the principal areas that have been affected by the change from French GAAP to IFRS are described in Note 24 Reconciliation from French GAAP and IFRS to our financial statements included elsewhere in this prospectus.

None of the exemptions contained in IFRS 1 are applicable in the context of the preparation of our financial statements.

Financial Operations Overview

Operating Income

Our operating income consists of revenues and other income.

Revenues

To date, we have not generated any revenue from the sale of our products.

Our ability to generate product revenue and become profitable depends upon our ability to successfully develop and commercialize our product candidates. Because of the numerous risks and uncertainties associated with product development, we are unable to predict the amount or timing of product revenue. None of our product candidates have completed clinical trials. We expect that our lead product candidate, GS010, will enter into Phase III trials in the fourth quarter of 2015, with results expected by the second half of 2017. Even if the results from such Phase III trials are successful, we do not expect to file for regulatory approval until 2018. Even if we are able to manage to bring GS010 or our other product candidates at earlier stages of development through to commercialization, we may be unable to continue our operations at planned levels and be forced to reduce our operations.

Other Income

Subsidies and Conditional Advances

Due to the innovative nature of our product candidate development programs, we have benefited from certain sources of financial assistance from Bpifrance Financement. Bpifrance Financement’s mission is to provide assistance and support to emerging French enterprises to facilitate the development and commercialization of innovative technologies.

The funds we have received are intended to finance our research and development efforts and the recruitment of specific personnel. Such funding is in the form of non-refundable subsidies and conditional advances.

We account for non-refundable subsidies as other income ratably over the duration of the funded project. Funds are recognized in other income in our statement of income (loss) for the fiscal year in which the financed expenses or expenditures were recorded. Since inception, we have received one non-refundable subsidy from Bpifrance Financement in connection with our development of product candidates using our optogenetics technology platform. Of the €865,000 received in December 2014, we recognized €191,011 in other income based on research and development expenses incurred as of December 31, 2014, with the balance recorded in deferred revenue.

Funds received from Bpifrance Financement in the form of conditional advances are recognized as financial liabilities, as we are obligated to reimburse Bpifrance Financement for such conditional advances in cash based on a repayment schedule.

Research Tax Credits

The research tax credit (crédit d’impôt recherche), or CIR, is granted to companies by the French tax authorities in order to encourage them to conduct technical and scientific research. Companies demonstrating that they have expenditures that meet the required criteria, including research expenditures located in France or, since January 1, 2005, within the European Community or in another State that is a party to the Agreement on the European Economic Area that has concluded a tax treaty with France that contains an administrative assistance clause, receive a tax credit which can be used against the payment of the corporate tax due the fiscal year in which the expenditures were made and during the next three fiscal years, or, as applicable, can be reimbursed for the excess portion. The expenditures taken into account for the calculation of the CIR only involve research expenses.

The main characteristics of the CIR are the following:

•	the CIR results in a cash inflow to us from the tax authorities, i.e., it is used to offset the payment of corporate tax or is paid directly to us for the portion that remains unused for corporate tax;

•	a company’s corporate tax liability does not limit the amount of the CIR—a company that does not pay any corporate tax can request direct cash payment of the research tax credit; and

•	the CIR is not included in the determination of the corporate tax.

As a result, we have concluded that the CIR meets the definition of a government grant as defined in IAS 20 Accounting for Government Grants and Disclosure of Government Assistance and, as a result, it has been classified as other income within operating income in our statement of income (loss).

We received a reimbursement of the CIR for 2013 during 2014. We have requested the reimbursement of the 2014 CIR under the Community tax rules for small and medium firms in compliance with the regulatory texts in effect.

Operating Expenses

Since inception, our operating expenses have consisted primarily of research and development activities and general and administrative costs.

Research and Development

We engage in substantial research and development efforts to develop innovative pharmaceutical product candidates. Research and development expense consists primarily of:

•	sub-contracting, collaboration and consultant expenses, that primarily include the cost of third-party contractors such as contract research organizations, or CROs, who conduct our non-clinical studies and clinical trials;

•	personnel costs, including salaries, related benefits and share-based compensation, for our employees engaged in scientific research and development functions;

•	licensing and intellectual property costs, including upfront payment for exclusive licensing;

•	purchases, real-estate leasing costs and rental income received from sublease agreements, as well as conferences and travel costs; and

•	depreciation and amortization.

Our research and development expenses in the periods presented, and for the current period to date, mainly relate to the following activities:

•	GS010: We conducted preclinical studies for GS010 during 2013. Our Phase I/II dose-escalation safety study for GS010, initiated in 2014, was completed at the end of June 2015. We plan to initiate a pivotal Phase III trial for GS010 in the fourth quarter of 2015. The trial is designed as a double-masked, sham-controlled, multi-center, multi-country pivotal clinical trial in Europe and the United States. The trial is expected to enroll 36 subjects in each of two parallel studies.

•	GS030: In 2013 and 2014, we conducted preclinical, proof-of-concept studies with different molecules that led to the definition of GS030. We plan to complete Good Laboratory Practice, or GLP, toxicology studies on non-human primates prior to moving GS030 to a Phase I safety and tolerability trial in humans by the end of 2016.

Our direct research and development expenses consist principally of external costs, such as manufacturing expenses, non-clinical studies, startup fees paid to investigators, consultants, central laboratories and CROs in connection with our clinical studies, acquiring and manufacturing clinical study materials and costs related to collaborations, which we allocate to our specific research programs. In addition, we allocate personnel-related costs, depreciation and other indirect costs to specific programs.

Research and development activities are central to our business. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase in the foreseeable future as we initiate clinical trials for certain product candidates and pursue later stages of clinical development of other product candidates.

We cannot determine with certainty the duration or costs of the current or future clinical trials of our product candidates or if, when, or to what extent we will generate revenue from the commercialization and sale of any of our product candidates that obtain regulatory approval. We may never succeed in achieving regulatory approval for any of our product candidates. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress and expense of our ongoing, as well as any additional, non-clinical studies, clinical trials and other research and development activities;

•	clinical trial and early-stage results;

•	the terms and timing of regulatory approvals;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

•	the ability to market, commercialize and achieve market acceptance for GS010, GS030 or any other product candidate that we may develop in the future.

A change in the outcome of any of these variables with respect to the development of GS010, GS030 or any other product candidate that we are developing could mean a significant change in the costs and timing associated with the development of such product candidates. For example, if the FDA, the EMA or other regulatory authority were to require us to conduct non-clinical and clinical studies beyond those which we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in enrollment in any clinical trials, we could be required to spend significant additional financial resources and time on the completion of clinical development. For a discussion on the risks associated with completing the development projects on schedule, see “Risks Related to the Discovery and Development and Regulatory Approval of Our Product Candidates.”

General and Administrative

General and administrative expense consists primarily of personnel costs and share-based compensation for personnel other than research and development staff. General and administrative expense also consists of fees for professional services, mainly related to audit, IT, accounting, recruitment and legal services, communication and travel costs, real-estate leasing costs, net of rental income received from sublease agreements, office furniture and equipment costs, allowance for amortization and depreciation, directors’ attendance fees, insurance costs and overhead costs, such as postal and telecommunications expenses.

We anticipate that our general and administrative expenses will increase in the future as we grow our support functions for the expected increase in our research and development activities and the potential commercialization of our product candidates. We also anticipate increased expenses associated with being a public company in the United States, including costs related to audit, legal, regulatory and tax-related services associated with maintaining compliance with U.S. exchange listing and SEC requirements, director and officer insurance premiums, and investor relations costs.

Finance Income (Expense)

Our cash and cash equivalents have been deposited primarily in savings and money market and time deposit accounts with original maturities of six months or less. Our savings and deposit accounts and marketable securities generate a modest amount of interest income. We expect to continue this investment philosophy.

Our financial expenses exclusively relate to foreign currency losses related to the purchase of services denominated in U.S. dollars.

Sales and Marketing

If and when we believe that regulatory approval of the first product candidate appears likely, we anticipate an increase in payroll and related expenses as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of our product candidates.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with IFRS. Some of the accounting methods and policies used in preparing our financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions change and these changes had an impact on the assumptions adopted. We believe that the most significant management judgments and assumptions in the preparation of our financial statements are described below. See Note 3 to our financial statements for a description of our other significant accounting policies.

Licenses Recognized as Intangible Assets

As of December 31, 2013, we recorded an intangible asset relating to exclusive in-licenses for two patent families from Novartis. We issued 670,588 ordinary shares as consideration paid for the exclusive licenses. Given that the fair value of the licenses cannot be reliably estimated, in accordance with IFRS 2 Share-based payment, or IFRS 2, the amount of the intangible asset being recognized was determined by reference to the fair value of the ordinary shares that we issued based on an independent valuation. The licenses are being amortized over 15 years from February 2013, the date the licenses was entered into, which corresponds to the expected useful life of the licenses.

Conditional Advances

In 2014, we received a grant from Bpifrance Financement of both subsidies and conditional advances in relation to the development of our optogenetics technology platform. The program will be funded according to a specified schedule set forth in the contract, subject to completion of milestones. As the program advances, we will provide Bpifrance Financement with interim progress reports and a final report when the funded project ends. Based on these reports, we are entitled to conditional advances from Bpifrance Financement.

Each award of an advance is made to help fund a specific development milestone. The total amount of the conditional advances granted was €5,685,975, of which €678,000 was received in December 2014 and recognized as non-current liabilities in our statement of financial position, as this conditional advance is repayable by us according to a repayment schedule.

Our contract with Bpifrance Financement sets forth a repayment schedule that totals €6,490,000. Following the repayment of the conditional advances, we may be required to make additional payments over a period of two years of up to €2.72 million, depending on whether we reach cumulative revenues, excluding taxes, of €80 million by 2029. See also Note 10.1 to our audited financial statements for the years ended December 31, 2013 and 2014. Our obligation to repay these amounts is based on the technical and commercial success of the funded program, as determined by the revenue forecasts or revenues deriving from direct or indirect exploitation of the products and results of our optogenetics technology platform. In the event Bpifrance Financement determines that the program is not successful, Bpifrance Financement will meet with us to assess the impact on the repayments and the repayment schedule.

Actual results related to the development of these programs may differ from these estimates in which case the financial liability reflected in our financial statements for the conditional advances may be reduced. The current and non-current portions of the financial liability recognized in our financial statements associated with these conditional advances are determined based on the applicable reimbursement schedules at the end of each reporting period. The portion of the conditional advances for terms longer than one year are classified as non-current liabilities while the portion for terms of less than one year are classified as current liabilities. In addition, in the case of conditional advances, we treat the benefit resulting from the low interest nature of the award as a subsidy and recognize this amount as other income over the applicable repayment period. We determine the amount of this deemed subsidy amount by applying a discount rate equal to the rate of fungible treasury bonds over the time period that corresponds to the time period of the repayment of the advances.

Share-Based Compensation

We have granted share-based warrants in the form of share warrants for founders (Bons de Souscription de Parts de Créateur d’Entreprise, or BCE) and share warrants (Bons de Souscription d’Actions, or BSA), since July 8, 2013 with the following exercise prices for each of the grant dates reflected below:

Grant date	Number of warrants granted	Exercise price per share	Ordinary share fair market value per share at grant date	Per share fair value of warrants granted
July 8, 2013	3,050,000	€0.01	€0.41	€0.18
April 9, 2014	567,000	€0.01	€0.41	€0.18
December 3, 2014	150,000	€0.01	€0.43	€0.18
July 8, 2015	2,135,747	€1.31	€1.31	€—	(1)

(1)	The assessment of the per share fair value of warrants granted July 8, 2015 will be determined at the time that the financial statements for the year ended December 31, 2015 are prepared.

We account for share-based compensation in accordance with the authoritative guidance on share compensation. Under the fair value recognition provisions of this guidance, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award.

We use the Black-Scholes option-pricing model to determine the fair value of warrants. Use of this valuation method requires management to apply judgment and make estimates, including:

•	the expected term of our share-based warrants;

•	the volatility of our ordinary shares;

•	the risk-free rate for a period that approximates the expected term of our share-based warrants;

•	the expected dividend yield; and

•	the fair value of our ordinary shares on date of grant.

To determine the grant date fair value of share-based warrants, these complex and subjective variables are estimated as follows:

Expected Term. The expected term represents the period that our share-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the warrant awards granted, we have based our expected term on the simplified method, which represents the average period from vesting to the expiration of the award.

Expected Volatility. As we do not have a trading history for our ordinary shares, the expected share price volatility for our ordinary shares was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the warrant grants. We did not rely on implied volatilities of traded warrants and options in our industry peers’ shares because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own ordinary share price becomes available.

Risk-Free Interest Rate. The risk-free interest rate is based on the yields of France Treasury securities with maturities similar to the expected term of the warrant for each warrant group.

Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model changes significantly, share-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the weighted-average assumptions used to estimate the fair value of warrants granted during the periods presented:

	As of December 31,
	2013	2014
Volatility	42.50%	42.50%
Risk-free interest rate	1.21%-1.49%	0.70%-0.92%
Expected life (in years)	10 years	10 years
Dividend yield	— %	— %

Fair Value of Our Ordinary Shares. Because our ordinary shares are not publicly traded, we must estimate the fair value of ordinary shares. Therefore, our board of directors has estimated the fair value of our ordinary shares contemporaneously, with input from management, considering our most recently available independent third-party valuations and the board’s assessment of additional objective and highly subjective factors that it believed were relevant.

The method used to determine the fair value of the ordinary shares at each grant date on July 8, 2013, April 9, 2014 and December 3, 2014 was an income approach based on discounted cash flows. This method involves estimating future cash flows, based on the expected stage of development for our products candidates, the related amount of research and development expenditures to be incurred as well as the degree of completion of significant development milestones. These assumptions, along with the discount rate used and the estimated market size for our product candidates and the population of patients, are highly complex and subjective variables.

On July 7, 2015, we sold 11,562,178 Series B preferred shares for an aggregate purchase price of €32,142,855 in a private placement. The fair value of a Series B preferred share has been estimated to be €2.78 per share. As described in “Description of Share Capital,” Series B preferred shares provide for priority payments to their holders in the event of a sale of the company and, as a result, their fair value, has been deemed to be higher than the fair value of our ordinary shares, which as of July 7, 2015 was €1.31 per ordinary share, an increase of €0.88 per ordinary share from €0.43 as of December 31, 2014. The increase was driven primarily by our consideration of the pre-money valuation of our Series B share financing and also impacted by assumptions regarding the increased probability we complete an initial public offering in the near-term and certain other assumptions regarding the timing, value and probability of other scenarios.

Following the completion of this offering, once our ordinary shares begin trading, the fair value of our ordinary shares generally will be determined by reference to the closing price of a share on the grant date.

Results of Operations

Comparisons for the Years Ended December 31, 2013 and 2014

Operating Income

We generated operating income of €908,442 in 2013 and €1,102,693 in 2014, an increase of 21%. Income was exclusively generated by our CIR and by subsidies received from Bpifrance Financement for research projects conducted by us.

	As of December 31,
	2013	2014
Revenues	€—	€—
Other income	908,442	1,102,693

CIR	€908,442	€911,682
Subsidies	—	191,011

Total operating income	€908,442	€1,102,693

As no research and development expenditure is capitalized before obtaining a marketing authorization, the CIR related to a research program is entirely recorded as operating income.

For the year ended December 31, 2014, we recorded other income related to CIR of €911,682, which we requested for reimbursement in 2015. The €908,442 of CIR recorded in 2013 was received in cash in 2014. Similarly, the CIR recorded for the year ended December 31, 2014 is expected to be paid in cash in 2015.

The increase of €191,011 recorded in 2014 was due to a grant received from Bpifrance Financement.

Research and Development Expenditures

From 2013 to 2014, the total amount spent by us for research and development activity increased from €2,785,743 to €6,197,031, or an increase of 122%.

Our research and development expenses for the periods presented, and for the current period to date, mainly relate to the following activities:

•	GS010: We conducted preclinical studies for GS010 during 2013. Our Phase I/II dose-escalation safety study for GS010, initiated in 2014, was completed at the end of June 2015. We plan to initiate a pivotal Phase III trial for GS010 in the fourth quarter of 2015. The trial is designed as a double-masked, sham-controlled, multi-center, multi-country pivotal clinical trial in Europe and the United States. The trial is expected to enroll 36 subjects in each of two parallel studies.

•	GS030: In 2013 and 2014, we conducted preclinical, proof-of-concept studies with different molecules that led to the definition of GS030. We plan to complete good laboratory practice, or GLP, toxicology studies on non-human primates prior to moving GS030 to a Phase I safety and tolerability trial in humans by the end of 2016.

Our research and development expenses consist principally of external costs, such as manufacturing expenses, non-clinical studies, startup fees paid to investigators, consultants, central laboratories and CROs in connection with our clinical studies, costs related to acquiring and manufacturing clinical study materials and costs related to collaborations, which we allocate to our specific research programs. In addition, we allocate personnel-related costs and other indirect costs to specific programs.

	As of December 31,
	2013	2014
Personnel expenses(1)	€1,189,954	€2,037,956
GS010	712,578	1,152,838
GS030	477,376	885,118
Sub-contracting, collaboration and consultants	1,123,927	3,469,888
GS010	575,379	2,303,751
GS030	472,548	1,114,269
Other	76,000	51,868
Licensing and intellectual property	259,395	211,209
GS010	256,706	128,121
GS030	—	72,500
Other	2,689	10,588
Real estate property rental, net(2)	91,626	107,121
Conferences and travel expenses	82,894	153,137
GS010	56,877	91,728
GS030	26,017	61,409
Allowance for amortization and depreciation	32,955	200,410
Others	4,992	17,311
GS010	4,935	13,712
GS030	57	3,599

Total R&D expenses	€2,785,743	€6,197,031

(1)	Includes €69,048 and €184,160 related to share-based compensation expense for 2013 and 2014, respectively.
(2)	Includes €352,654 related to rental income from sublease agreements for 2014.

The increased expenditures from year to year resulted from:

•	a 71% increase of total payroll dedicated to research and development, resulting in both an increase in staff from seven employees at the end of 2013 to 13 employees at the end of 2014, and in share-based compensation expense related to granting warrants to employees;

•	a 209% increase in subcontracting and collaborations that includes the costs of service providers within the conduct of manufacturing, non-clinical and clinical studies in 2014;

•	an 85% increase in travel expenses, in line with the increase in our research and development staff; and

•	a 508% increase in depreciation and amortization reflecting our increased investment in capital equipment.

General and Administrative Expenses

During the period presented, our general and administrative expenses increased from €961,077 to €1,648,832, or an increase of 72%. The increase of €687,755 in general and administrative expenses was primarily due to an increase in staff.

Our general and administrative expenses are broken down as follows:

	As of December 31,
	2013	2014
Personnel expenses(1)	€478,225	€818,446
Fees	286,708	342,667
Communication and travel expenses	101,773	167,409
Real estate property rental, net(2)	50,842	64,897
Office furniture and small equipment	18,366	82,735
Postal and telecommunication expenses	8,568	36,710
Allowance for amortization and depreciation	7,355	55,186
Directors attendance fees	—	35,127
Insurance and banking fees	6,529	18,720
Equipment rental	—	14,385
Others	2,711	12,552

Total G&A expenses	€961,077	€1,648,832

(1)	Includes €61,897 and €110,811 related to share-based compensation expense as of December 31, 2013 and 2014, respectively.
(2)	Includes €88,163 related to rental income from sublease agreements for 2014.

Our general and administrative expenses consist primarily of salaries and related costs for personnel and travel expenses for our employees in executive, operational, finance and legal and human resources functions and facility-related costs, net of rental income.

Financial Income (Loss)

Our net financial profit decreased to €72,028 in 2014 from €75,517 in 2013. Our financial income increased to €93,191 in 2014 from €75,817 in 2013 but we generated foreign exchange losses of (€20,663) in 2014 related to the purchase of services denominated in U.S. dollars.

Liquidity and Capital Resources

We have financed our operations since inception primarily through private placements of equity securities raising a total of €19,404,555 as of December 31, 2014. In July 2015, we sold Series B preferred shares for an aggregate purchase price of €32,142,855 in a private placement. We estimate that we will receive net proceeds of approximately €        , or $        , based on the initial public offering price of €        , or $         per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The table below summarizes our sources and uses of cash for the years ended December 31, 2013 and 2014:

	As of December 31,
	2013	2014
Net cash flows from operating activities	€(1,950,097)	€ (5,516,392)
Net cash flows from investment activities	(374,111)	(1,591,331)
Net cash flows from financing activities	19,398,750	683,805

Net (decrease)/increase in cash and cash equivalents	€17,074,542	€ (6,423,918)

Our net cash flows from operating activities were (€5,516,392) and (€1,950,097) for 2014 and 2013, respectively. During 2014, our net cash flows from operating activities increased due to our growing efforts in advancing our research and development programs, mainly GS010, that progressed through its Phase I/II clinical trial. Our net cash from operating activities in 2014 consisted primarily of a net loss of €6,671,142 adjusted for non-cash items, including share-based payments of €294,971, retirement pension obligations of €14,547 and amortization and depreciation of €255,615. Changes in working capital amounted to €589,617 and €641,508 for 2014 and 2013, respectively. The significant items in the change in working capital in 2014 include an increase in accounts payable of €534,770 due to an increase in our research and development expenses and other current liabilities of €1,087,906 driven by an increase in liabilities due to our employees and social security and payroll contribution liabilities following an increase in our number of employees as well as an increase in deferred revenue as a result of the non-refundable subsidy received in relation to the Sight Again program, which was partially offset by an increase in accounts receivable of €530,461, primarily related to rental income due to us from sublease agreements and an increase of €502,598, primarily driven by an increase in prepaid expenses as a result of cash advances paid for equipping and refurbishing our new headquarters.

Our net cash flows from investment activities were (€1,591,331) and (€374,111) in 2014 and 2013, respectively. This increase mainly reflects the purchase of marketable securities, as a result of managing our cash surplus.

Our net cash flows from financing activities declined to €683,805 in 2014 from €19,398,750 in 2013, mainly due to the capital increase carried out in 2013. The cash received in 2014 is related to the conditional advance from Bpifrance Financement in an amount of €678,000.

Funding sources

During 2013 and 2014, we obtained new financing by issuance of securities and receipt of conditional advances and a non-refundable subsidy from Bpifrance Financement.

	Equity capital	Conditional advances	Subsidies	Total
2013	€19,398,750	€—	€—	€19,398,750
2014	5,805	678,000	865,000	1,548,805

Total	€19,404,555	€678,000	€865,000	€20,947,555

On July 7, 2015, we sold Series B preferred shares for an aggregate purchase price of €32,142,855 in a private placement.

We have incurred net losses in each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from general and administrative expenses associated with our operations.

We have not incurred any bank debt.

In 2014, we received a grant from Bpifrance Financement of both non-refundable subsidies and conditional advances in relation to the development of our optogenetics technology platform. The program will be funded according to a specified schedule set forth in the contract, subject to completion of milestones. As the program advances, we will provide Bpifrance Financement with interim progress reports and a final report when the funded project ends. Based on these reports, we are entitled to conditional advances from Bpifrance

Financement. Each award of an advance is made to help fund a specific development milestone. The total amount of the conditional advances granted was €5,685,975, of which €678,000 was received in December 2014 and recognized as non-current liabilities in the statement of financial position, as this conditional advance is repayable by us according to a repayment schedule.

Bpifrance Financement conditional advances

The payment schedule for conditional advances under the program is summarized below:

•	€678,000 received in December 2014;

•	€2,675,000 to be received in May 2016;

•	€494,000 to be received in November 2017;

•	€852,975 to be received in November 2018; and

•	€986,000 to be received in November 2019.

The advances bear interest depending on the level of success of the funded program. The repayment schedule for a total amount of € 6,490,000, including interest at an annual rate of 1.44%, is as follows:

•	€550,000 on or before June 30, 2022;

•	€1,000,000 on or before June 30, 2023;

•	€1,500,000 on or before June 30, 2024;

•	€1,700,000 on or before June 30, 2025; and

•	€1,740,000 on or before June 30, 2026.

Following the repayment of all of the conditional advances, we may be required to make additional payments over a period of two years of up to €2.72 million, depending on whether we reach cumulative revenue, excluding taxes, of €80 million by 2029. Our obligation to repay these amounts is based on the technical and commercial success of the funded program, as determined by the revenues forecasts or revenues deriving from direct or indirect exploitation of the products and results of our optogenetics technology platform. In the event Bpifrance Financement determines that the program is not successful, Bpifrance Financement will meet with us to assess the impact on the repayments and the repayment schedule.

Bpifrance Financement non-refundable subsidy

We have been granted a total of €1,147,471 in non-refundable subsidies as follows:

•	€865,000 received in December 2014;

•	€172,471 to be received in November 2018; and

•	€110,000 to be received in November 2019.

Contractual Obligations and Commitments

The following table discloses aggregate information about our material contractual obligations and the periods in which payments are due as of December 31, 2014. Future events could cause actual payments and timing of payments to differ from the amounts set forth below.

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Conditional advances	€—	€—	€—	€678,000	€678,000
Pension and employee benefits	—	—	—	40,468	40,468
Rental agreements	489,255	956,473	945,932	1,891,864	4,283,524
Collaborations and licensing arrangements	522,513	462,725	54,545	27,273	1,067,056

Total	€1,011,768	€1,419,198	€1,000,477	€2,637,605	€6,069,048

On January 1, 2015, we entered into a lease agreement for our new premises with SAS Passage de l’Innovation. Pursuant to this agreement, we will pay €472,966, excluding taxes, on an annual basis for rent and rental charges through the end of 2024. For the first year, the annual rent has been set at €443,733, excluding taxes.

The amounts of contractual obligations set forth in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.

Operating Capital Requirements

We believe that the net proceeds of the offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements until the end of 2019. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. In any event, we have to raise additional capital to pursue preclinical and clinical activities, obtain regulatory approval for, and to commercialize our product candidates.

Until we can generate a sufficient amount of revenue from our product candidates, if ever, we expect to finance our operating activities through our existing liquidity and the proceeds of this offering.

Our present and future funding requirements will depend on many factors, including, among other things:

•	the size, progress, timing and completion of our clinical trials for any current or future product candidates, including our lead product candidates, GS010 and GS030;

•	the number of potential new product candidates we identify and decide to develop;

•	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims of infringement raised by third parties;

•	the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these product candidates;

•	selling and marketing activities undertaken in connection with the anticipated commercialization of the GS010 product candidate and any other current or future product candidates, including GS030 and other product candidates in preclinical development, together with the costs involved in the creation of an effective sales and marketing organization; and

•	the amount of revenues, if any, we may derive either directly, or in the form of royalty payments from any future potential partnership agreements, on the GS010 platform or relating to our other product candidates.

For more information as to the risks associated with our future funding needs, see the section of this prospectus entitled “Risk Factors.”

Capital Expenditures

Our main capital expenditures in 2013 and 2014 were related primarily to leasehold improvements and office and IT equipment for our headquarters and to license and software fees. Clinical research and development costs are not capitalized until marketing authorizations are obtained.

	As of December 31,
	2013	2014
Licenses, software	€276,009	€—
Property, plant and equipment	341,693	201,021
Non-current financial assets	31,350	38

Total	€649,052	€201,059

In 2013, we refurbished, equipped and opened our first facilities to accommodate the recruitment of our first employees, for which we recorded an investment in property, plant and equipment of €341,693. We also entered into an exclusive license agreement with Novartis in 2013 for which we recorded €274,941 as an intangible asset.

In 2014, we recorded an investment in property, plant and equipment of €201,021, which primarily related to the continued expansion, equipping and refurbishing of our headquarters.

Since January 1, 2015, our capital expenditures primarily relate to equipping and refurbishing our headquarters.

As of December 31, 2014, the Company has no material contractual commitments to acquire property, plant or equipment.

Off-Balance Sheet Arrangements

During the periods presented, we did not and do not currently have any off-balance sheet arrangements as defined under Securities and Exchange Commission rules, such as relationships with other entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our balance sheet.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The Company believes it has very low exposure to interest rate risk. Such exposure primarily involves money market funds and time deposit accounts. Changes in interest rates have a direct impact on the rate of return on these investments and the cash flows generated.

We have no credit facilities. The repayment flows of the conditional advances from Bpifrance Financement are not subject to interest rate risk.

Foreign Currency Exchange Risk

We are exposed to foreign exchange risk inherent in certain services provided in the United States, which have been invoiced in U.S. dollars. We do not currently have revenues in euros, dollars nor in any other currency. Due to the relatively low level of these expenditures, the exposure to foreign exchange risk is unlikely to have a material adverse impact on our results of operations or financial position. Our exposure to currencies other than the U.S. dollar is negligible. For the year ended December 31, 2014, less than 16% of our purchases and other external expenses were made in U.S. dollars, generating a foreign exchange loss of €20,663. In light of these insignificant amounts, we have not adopted, at this stage, a hedging mechanism in order to protect our business activity against fluctuations in exchange rates. As we further increase our business activity, particularly in the United States, we expect to face greater exposure to exchange rate risk and would then consider adopting an appropriate policy for hedging against these risks.

Liquidity Risk

We do not currently believe that we are exposed to short-term (12 months) liquidity risk, considering the cash, cash equivalents and marketable securities that we had available as of December 31, 2014 amounting to €12,071,622, which was primarily cash and money market funds, term deposits and marketable securities that are convertible into cash immediately without penalty.

Moreover, we believe that the net proceeds of the offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements until the end of 2019.

Credit Risk

We believe that the credit risk related to our cash, cash equivalents and marketable securities is not significant in light of the quality of the co-contracting financial institutions.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

JOBS Act Exemptions and Foreign Private Issuer Status

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. This includes an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act. We may take advantage of this exemption for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than US$1.0 billion in annual revenue, have more than US$700.0 million in market value of our ordinary shares held by non-affiliates or issue more than US$1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens.

We will not take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Since IFRS standards make no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same.

Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation FD, which regulates selective disclosures of material information by issuers.

Recent Developments

Cancellation of share warrants attached to the Series A preferred shares

On July 7, 2015, we cancelled 34,759,120 share warrants attached to the Series A preferred shares.

Series B preferred share financing

On July 7, 2015, we sold 11,562,178 Series B preferred shares to 19 investors at a purchase price of €2.78 per share, for an aggregate purchase price of €32,142,855 in a private placement.

Issuance of share warrants for founders (bons de souscription de parts de créateur d’entreprise, or BCE) and share warrants (bons de souscription d’actions, or BSA)

On July 8, 2015, we issued 1,833,247 BCE and 302,500 BSA, each BCE and BSA giving the right to subscribe for one share at an exercise price of €1.31.

BUSINESS

Overview

We are a clinical-stage biotechnology company discovering and developing novel therapies for mitochondrial and neurodegenerative diseases of the eye and, in the future, of the central nervous system. To address these therapeutic areas, we leverage our integrated development platform by combining a gene therapy-based approach with our core technology platforms of mitochondrial targeting sequence, or MTS, and optogenetics. Our management and scientific teams have extensive experience in gene therapy and drug development, in particular in the field of ophthalmology, and have served in leadership roles at several innovative ophthalmology companies.

Our initial focus has been on developing therapies for severe retinal diseases, with the goal of preserving or restoring vision in patients suffering from such diseases. Using our gene-therapy based approach, our product candidates are designed to be administered in a single treatment to each eye by intravitreal or subretinal injection in order to provide patients with a long-lasting functional cure, potentially for the rest of their lives.

Our first core technology platform, based on our MTS is, to our knowledge, the only existing technology that permits missing mitochondrial proteins to be shuttled into the mitochondrion, enabling the restoration of mitochondrial function. Using our proprietary MTS technology platform, we are developing product candidates for the treatment of Leber hereditary optical neuropathy, or LHON, an orphan mitochondrial disease leading to irreversible and sudden sight loss in teens and young adults and for which no treatment approved by the U.S. Federal Drug Administration, or FDA, is currently available. Our lead product candidate, GS010, targets LHON due to a mutation in the NADH dehydrogenase 4 mitochondrial gene, or ND4. NADH dehydrogenase is an enzyme that acts on NADH, the reduced form of nicotinamide adenine dinucleotide, and is an important enzyme in cellular metabolism. Based on data from regional studies, we estimate the incidence of LHON to be approximately 1,400 to 1,500 new patients who lose their sight every year in the United States and Europe.

GS010 has received orphan drug designation for the treatment of LHON in the United States and the European Union. We have completed a Phase I/II trial for GS010 in France in 15 patients with advanced LHON with an ND4 gene mutation and GS010 was shown to be safe and well tolerated. Although the Phase I/II trial was designed specifically as a safety and tolerability trial and was conducted in patients with advanced disease who were not expected to recover significant vision, improvement of some electrophysiological parameters was observed, suggesting that GS010 may be active in restoring a level of functionality in ganglion cells. We submitted an Investigational New Drug, or IND, application, in the United States on June 30, 2015 and we plan to submit a Clinical Trial Application, or CTA, in Europe in July 2015. Subsequently, we plan to move into pivotal trials in the fourth quarter of 2015, both in the United States and Europe. We expect that the benefits of GS010 treatment will be prevention of further vision loss and/or vision restoration, leading to increased autonomy and overall quality of life. We believe that, given its stage of clinical development, GS010 has the potential to be the first therapy approved by the FDA, for the treatment of LHON. We have also initiated a research program to target other LHON mutations using our MTS technology platform. Our GS011 product candidate is designed to treat LHON due to mutation in the NADH dehydrogenase 1 mitochondrial gene, or ND1. Given the unmet medical need and the orphan status of the disease, we believe that the market for LHON treatment is very attractive.

We believe that our MTS technology platform is unique and can be used to address indications outside of ophthalmology involving defects of the mitochondrion, such as Kearns-Sayre syndrome, mitochondrial encephalopathy and other disorders of the central nervous system. The technology is protected by patents over which we have acquired exclusive licenses for ophthalmic disease indications and non-exclusive licenses in other mitochondrial diseases.

Our second core technology platform is optogenetics, a novel approach that restores vision to patients by using gene therapy to introduce a gene encoding for light-sensitive protein into specific target cells in the retina in order to make them responsive to light. An external wearable medical device to specifically stimulate the transduced cells is currently developed to amplify the light signal and enable vision restoration. Using our optogenetics technology platform we are developing our product candidate, GS030, to restore vision in patients suffering from Retinitis Pigmentosa, or RP. RP is an orphan disease caused by multiple mutations in several genes involved in the visual cycle. Our optogenetics technology platform is independent of the specific genetic mutations that lead to the disease. On average, RP patients begin experiencing vision loss in their young adult years, eventually turning blind around the age of 40 to 45. There is currently no existing treatment for RP. RP has an estimated prevalence of 1.5 million people throughout the world.

Our preclinical proof-of-concept studies have demonstrated that GS030 can restore light sensitivity in the retina of blind mice. In other studies we have also restored the functioning of the visual cortex and visual behaviors in vivo in blind rats using GS030. We plan to complete Good Laboratory Practice, or GLP, toxicology studies in non-human primates prior to moving GS030 to a Phase I safety and tolerability trial in humans. We intend to start clinical trials of GS030 by the end of 2016 with the expectation of receiving interim data by the end of 2017.

We believe that our optogenetics technology platform could also be used to treat patients suffering from geographic atrophy, or GA, which is a late-stage form of age-related macular degeneration, or AMD, a well-known disease affecting the elderly that results in blindness. We plan to move GS030 into a clinical trial in patients suffering from GA once clinical proof-of-concept studies have been successfully completed for RP. We have compiled a portfolio of exclusive licenses and options for exclusive licenses for specific light-sensitive proteins to be used in developing products that restore vision in RP and GA patients.

We believe that we have a significant competitive advantage as a result of the collective experience of our management and scientific team in the biotechnology industry, specifically in the areas of ophthalmology and gene therapy. Our Chief Executive Officer, Executive Chairman and co-founder, Bernard Gilly Ph.D., has over 20 years of experience in the pharmaceutical sector and as an entrepreneur. Dr. Gilly was Chief Executive Officer of Transgene S.A., or Transgene, heading Transgene’s public listing and financing. Dr. Gilly was also founder and Chief Executive Officer of Fovea Pharmaceuticals S.A., or Fovea, and later became the Executive Vice President of the Ophthalmology Division of Sanofi S.A., or Sanofi, after Fovea was acquired by Sanofi. Other members of our executive management team have significant experience in the discovery and development of gene therapy and ophthalmology drug products. Our co-founder, José Sahel M.D. Ph.D. is Director of Institut de la Vision and Chairman of the Department of Ophthalmology at the Centre Hospitalier National d’Ophtalmologie des XV-XX in Paris, France. Dr. Sahel has conducted pioneering research into the understanding of the pathological mechanisms involved in RP and was recently recognized by the U.S. Foundation Fighting Blindness. Our co-founder, Botond Roska M.D. Ph.D., Professor at University of Basel and senior group leader at the Friedrich Miescher Institute, or FMI, in Switzerland focuses on the structure and function of the retina and optogenetic vision restoration. For more information on our management and directors see “Management.”

Our Key Addressable Markets in Ophthalmology

Inherited diseases of the eye can cause severe vision loss leading to blindness. These conditions can have significant, multidimensional effects on patients’ quality of life, including their physical and emotional well-being. In high-income countries, health-related quality of life in severely visually impaired persons has been shown to be similar or even lower, and emotional distress higher, as compared to other serious chronic health conditions such as stroke or metastasized solid tumors. Blindness and visual impairment impact not only the individual but also the family, caregivers, and the community, leading to significant societal costs.

We believe that the multi-billion dollar global ophthalmic drug market is witnessing significant growth. Some of the key factors driving the growth of the ophthalmic drug market are thought to be aging populations, the development of innovative therapeutic approaches, technological changes in drug delivery techniques, and increasing government initiatives for healthcare infrastructure in developing countries.

There is currently no FDA-approved treatment for many monogenic, or single gene, mutation conditions such as LHON. We believe the use of gene therapy in ophthalmology has great potential to address these conditions, where other approaches have proven inadequate. Moreover, gene therapy tends to be technically feasible in rare diseases with very high unmet needs and defined outcomes. We believe that our ability to commercialize our gene therapy approaches in ophthalmology will benefit from the potential to target a select number of treatment centers in key countries, involving specialists such as retinal surgeons, neurophthalmologists and orthoptists. As a result, we believe that our future commercial operations will employ a limited number of highly skilled sales people, both in North America and Europe.

We expect the approval of new gene therapies in ophthalmology and other fields over the next five years to provide some benchmarks for pricing strategies and lead to evolutions in pricing and reimbursement systems to accommodate the high value of such therapies.

Our Focus

We believe that the characteristics of our core technology platforms combined with our extensive expertise allow us to address areas of significant unmet medical need through novel gene therapy approaches. Our focus includes:

Product Candidates Addressing Significant Unmet Medical Need

The initial focus of our integrated development platform is the ophthalmic market, specifically with products in development for the treatment of LHON and RP.

Our lead product candidate GS010 is entering a Phase III pivotal trial for the treatment of LHON, which has no approved therapy available in the United States. In the European Union, the Committee for Medicinal Products for Human Use, or CHMP, recommended granting a marketing authorization under exceptional circumstances for Rexone/Idebenone as a treatment for LHON in June 2015. Our novel approach potentially represents a therapeutic solution for patients for whom there is no existing treatment. Based on data from regional studies, we estimate the incidence of LHON to be approximately 1,400 to 1,500 new patients who lose their sight every year in the United States and Europe. LHON is designated as a rare and orphan disease in the United States and Europe.

RP is the most widespread hereditary cause of blindness in developed nations, with a prevalence of about 1.5 million people throughout the world. In Europe and the United States, about 350,000 to 400,000 patients suffer from RP and every year between 15,000 and 20,000 patients with RP lose their sight. RP is a rare and orphan disease that has no current treatment.

A Gene Therapy Approach that is Well-Placed to Address Ophthalmic Disorders and Disorders of the Broader Central Nervous System

Gene therapy involves the insertion of genes into cells either to replace defective genes that cause disease because they fail to produce a functional protein or to produce therapeutic proteins locally. Gene therapy offers the possibility to administer the treatment once, or a limited number of times, to achieve a long-term, durable benefit and potentially a cure.

In the last two decades, gene therapy has become a powerful, viable and safe treatment modality to address diseases in a targeted and efficient way. The following recent events have reinforced the likelihood that gene therapy will be an effective therapeutic approach to address unmet medical needs:

•	Clinical data. Positive data from gene therapy have been reported in a variety of indications including several ophthalmic diseases such as Leber congenital amaurosis, or LCA, and the wet form of AMD.

•	Product approval. In 2012, the European Medical Agency, or EMA, granted approval in Europe for Glybera, a product developed by uniQure N.V., or uniQure, for the treatment of lipoprotein lipase deficiency. As a result, Glybera has become the first gene therapy product approved in Europe.

•	Guidance from regulatory agencies. The FDA has provided guidance for the development of gene therapy products, establishing the Office of Cellular, Tissue and Gene Therapies within the Center for Biologics Evaluation and Research, or CBER, to consolidate the review of gene therapy products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its reviews.

•	Pharmaceutical industry investment in gene therapy. Large, global biotechnology and pharmaceutical companies have recently increased their investments and strategic partnering activity in the gene therapy field, including partnerships between Spark Therapeutics Inc. and Pfizer Inc., Sangamo BioSciences Inc. and Shire plc, Avalanche Biotechnologies, Inc. and Regeneron Pharmaceuticals, Inc., Dimension Therapeutics Inc. and Bayer HealthCare AG and Voyager Therapeutics, Inc. and Sanofi/Genzyme.

Our technologies use adeno-associated virus, or AAV, vectors for the treatment of retinal diseases. AAV vectors are the safest, most studied, and most widely used vectors in the field of gene therapy. The use of AAV vectors in the retina has proven to be an efficient way to transfer genes into cells and the resulting protein expression appears sustainable over the long term.

Applications of Gene Therapy in Opththalmology

We believe that gene therapy, combined with our key proprietary technologies described below, is the right approach for the treatment of sight-threatening ophthalmic diseases for the following reasons:

•	The genetics of the retina are well understood and genetic mutations have been clearly and unequivocally associated with the presence of disease symptoms and disease progression;

•	The anatomy of the eye makes it a closed system, which facilitates the administration of biological products and reduces the risk of leakage or shedding in the rest of the body, thus limiting undesired systemic effects of treatment;

•	The eye benefits from some level of immune privilege that lowers the risk of harmful inflammation and immune response against foreign antigens;

•	Retinal cells are subject to limited or no renewal, allowing the sustained expression of a therapeutic gene over several years;

•	Access and visualization inside the eye are facilitated by the availability of various non-invasive devices and imaging techniques to monitor the condition of the retina;

•	The potential of optogenetics to expand to mutation-independent strategies prevent vision loss or restore vision without the need to identify specific genetic defects causing disease; and

•	Gene therapy has the potential to address significant unmet medical need in a number of sight-threatening diseases, creating an attractive market opportunity.

We believe that the potential pricing of gene therapy products will reflect the long-term benefits of a one-time, single injection treatment with the potential to be curative. Although a gene therapy product, Glybera, has been approved in Europe, its pricing is still being assessed. We believe that prices for gene therapy treatment of sight-threatening disease can exceed the current prices of many orphan drugs.

We believe that gene therapy could also be used for the treatment of neurodegenerative diseases. For example, local and targeted administration is possible in the brain, which features a certain level of immune privilege, while the limited turn-over of neurons would allow achieving sustained expression over several years.

Leveraging Our Leading Technology Platforms to Address Ophthalmic and Central Nervous System Disorders: MTS and Optogenetics Technology Platforms

We have developed an integrated development platform to replace or restore the function of retinal cells that have degenerated in order to regain quality of sight for patients, thereby transforming their lives. Our integrated platform combines gene therapy with our core MTS and optogenetics technology platforms, reflecting substantial cross-disciplinary know-how in early research and development, process development, assay development and validation, product design, clinical trial design and execution and regulatory affairs. We intend to pursue the application of our integrated development platform to other indications beyond ophthalmology, in particular, for degenerative diseases of the central nervous system.

Mitochondrial Targeting Sequence (MTS)

MTS, our first core technology platform is, to our knowledge, the only existing technology that permits missing mitochondrial proteins to be shuttled into the mitochondrion, thereby enabling restoration of mitochondrial function.

Our MTS technology platform enables efficient expression of a mitochondrial gene by nuclear deoxyribonucleic acid, or DNA, and delivery of messenger ribonucleic acid, or mRNA, to polysomes located at the mitochondrial surface. This allows for the synthesis, internalization and proper localization of the mitochondrial protein.

Illustration of MTS Mechanism

Mitochondrial DNA mutations, whether inherited or acquired, lead to impairment of the electron transport chain functioning. Impaired electron transport, in turn, leads to decreased adenosine triphosphate, or ATP, production, overall reduced energy supply to the cells, formation of damaging free-radicals, and altered calcium metabolism. These toxic consequences lead to further mitochondrial damage including oxidation of mitochondrial DNA, proteins and lipids, and opening of the mitochondrial permeability transition pore, an event linked to cell death. This cycle of increasing oxidative damage insidiously damages neurons, including those in the retina, over a period of years, eventually leading to neuronal cell death.

LHON originates mainly from mutations in three NADH dehydrogenase mitochondrial genes: ND1, ND4 and ND6. Because ND4 mutations account for more than 75% of the LHON population in North America and Europe, we chose to first focus on this specific mutation. We have demonstrated the feasibility of using our MTS technology platform for the treatment of LHON due to the ND4 gene mutation in animal studies. We plan to use our MTS technology platform to address other LHON mutations and have already initiated a research program for our next potential product candidate, GS011, which targets the ND1 gene mutation.

Optogenetics

A number of sight-threatening diseases are caused by the inability of the retina to detect light due to damaged photoreceptor cells. Optogenetics uses gene therapy to introduce a gene encoding for a light-sensitive protein into specific target cells in the retina enabling them to respond to light stimulation in place of damaged photoreceptor cells.

We believe optogenetics offers a unique opportunity to enable the stimulation of individual retinal neurons. To our knowledge the only existing alternative technology to stimulate the retina to induce visual perception involves the use of electrical stimulation. This technology is being deployed by medical technology companies, such as Second Sight Medical Products, Inc., or Second Sight, and Pixium Vision S.A., or Pixium Vision, using retinal implants that place electrode arrays on the surface of the retina. However, this approach has several limitations due to the number and size of electrodes that can be implanted in the retina. We believe that our technology has the potential to overcome the current limitations of electrode-based neuronal stimulation.

Retinal optogenetics involves (i) the insertion of a gene encoding a protein that confers light responsiveness into target cells and (ii) the use of a medical device to deliver light at the desired intensity and wavelength in order to stimulate the transduced retinal cells to transmit a signal to the brain. We believe that optogenetics can be applied effectively to stimulate the retinas of blind patients and obtain a meaningful sensory response in their visual cortex.

Our preclinical studies using photoreceptor deficient mice that are blind have shown that light triggers electrical signals in the visual cortex after the transduction of retinal cells with channelrhodopsin. These studies demonstrated that the retina of the test subjects regained photosensitivity, which is transmitted via the optic nerve to the brain. Visual behavior of the previously blind mice was restored at a level similar to that of mice with normal vision. We achieved similar results in experiments involving the retinas of non-human primates.

We have chosen to target RP as the first indication using our optogenetics technology. Our GS030 product candidate uses optogenetics with an external wearable medical device in the form of biomimetic goggles to provide light source and stimulation algorithms.

The Optogenetics Concept

We are developing our optogenetics technology in collaboration with several of the most well-respected international academic teams in the field, including the FMI in Switzerland, the Max Planck Institute in Germany, the Massachusetts Institute of Technology, or M.I.T., in the United States, and the Vision Institute in France.

GS030 uses optogenetics and can address diseases of photoreceptor degeneration regardless of the type of mutation. Therefore, we believe that GS030 could be used for the treatment of other retinal degenerative diseases such as GA in the future.

In addition, we believe that we could leverage our optogenetics platform into indications outside ophthalmology that are receptive to electrical stimulation, such as congenital deafness and pain treatment.

Our Strategy

Our goal is to transform the lives of patients suffering from degenerative diseases of the eye and central nervous system through the development of novel therapies combining gene therapy-based approaches with our MTS and optogenetics technology platforms. The key elements of our strategy are the following:

•	Rapidly complete clinical development and commercial launch of our lead product candidate, GS010, for the treatment of LHON. Following the recent successful completion of the Phase I/II study, we expect to initiate a pivotal Phase III clinical trial of GS010 in the fourth quarter of 2015 and report results of this study by the second half of 2017. Upon completion of the Phase III trial, if successful, we intend to apply for regulatory approval in the United States and Europe in 2018. GS010 has received orphan drug designation for the treatment of LHON in the United States and the European Union. We believe that, given its stage of clinical development, GS010 has the potential to be the first FDA-approved therapy for LHON, addressing a significant unmet medical need.

•

Advance clinical development of our second lead product candidate, GS030, using our optogenetics technology for the treatment of RP. Our second lead product candidate, GS030 will enter preclinical GLP toxicology studies in the fourth quarter of 2015. We intend to initiate clinical development in RP patients by the end of 2016 with the expectation of receiving interim data in 2017.

We believe that, due to its ability to introduce a gene encoding for light-sensitive protein into target cells, GS030 has the potential to be the first therapy that partially or fully restores the sight of patients who are blind due to RP.

•	Expand our pipeline by leveraging our proprietary MTS technology platform. Our initial focus for our MTS technology platform is ophthalmology and, in particular, the treatment of LHON using GS010. Several degenerative diseases of the optic nerve, such as LHON, have long been associated with defects of the mitochondria. There is increasing evidence for mitochondrial involvement in other neurodegenerative diseases, including rare diseases such as Kearns-Sayre syndrome or Alpers disease and more frequent disorders such as Parkinson’s disease or amyotrophic lateral sclerosis. We believe our capabilities, clinical experience and know-how will allow us to pursue the preclinical and clinical development of treatments using our MTS technology platform to more broadly target degenerative diseases such as other forms of LHON or diseases of the central nervous system. For example, we have initiated a research program for GS011 using our MTS technology platform to treat LHON due to mutation in the ND1 gene.

•	Pursue preclinical development of other indications using our optogenetics technology platform. The initial focus of our optogenetics technology platform using GS030 is for disorders of the photoreceptor cells, in particular RP. However since GS030 can address diseases of photoreceptor degeneration regardless of the type of mutation, we believe that GS030 may be extended to address patients suffering from GA.

•	Directly commercialize our lead products, GS010 and GS030, in key geographies. We currently possess all commercial rights to our platform technologies, product candidates and development programs. If approved, we intend to commercialize GS010 and GS030, initially in the United States and the European Union. Because of the orphan nature of LHON and RP, we believe a targeted sales and marketing organization would be able to reach specialized ophthalmology centers and their patients. For example, we believe that this sales force approach would be sufficient to manage commercialization of GS010 in North America, since we anticipate that a large majority of patients suffering from these diseases will be referred to a limited number of large, well-equipped and renowned eye hospitals. We plan to deploy a similar commercialization strategy in Europe. We intend to find partners for Asia and the rest of the world.

•	Leverage our management’s expertise to acquire or in-license complementary product candidates. In addition to our current product candidates, we will evaluate acquisition or in-licensing opportunities with the potential to expand and diversify our pipeline. We believe that our management team’s expertise in the gene therapy market provides our company with a competitive advantage in evaluating product opportunities.

Product & Development Pipeline

Our pipeline currently comprises two lead product candidates for the treatment of sight-threatening retinal degenerative diseases, together with products in preclinical development targeting ophthalmic and neurodegenerative diseases. Set forth below is a table summarizing our development programs:

Our Lead Product Candidate: GS010 for the Treatment of LHON

We are developing GS010 as a treatment for LHON due to the ND4 gene mutation, a rare mitochondrial genetic disease. GS010 is based on our MTS technology platform, which permits missing mitochondrial proteins to be shuttled into the mitochondrion, enabling the restoration of mitochondrial function. There is currently no FDA-approved treatment to prevent loss of sight or restore vision in LHON patients.

LHON Overview

LHON is a rare, maternally-inherited mitochondrial genetic disease that causes the onset of irreversible and severe loss of sight leading to blindness and disability in teens and young adults. LHON causes patients to suffer from sudden and rapid vision loss resulting in disability that affects patients and their families socially, emotionally and financially. LHON greatly alters the patient’s ability to perform daily life activities, reduces their autonomy and, in particular, affects their ability to read, drive and recognize facial features and expressions. The quality of life of patients with LHON is generally poor.

Patients with LHON typically suffer vision loss over a period of weeks. Approximately half of patients with LHON experience vision loss in both eyes two months after onset. At six months after onset examination reveals atrophic changes of the optic nerve in most patients. In the majority of patients vision loss is sequential, although some patients have simultaneous bilateral onset. Vision loss reaches a nadir several weeks after onset and patients suffer severe loss of central acuity. Although maintaining peripheral vision to a variable extent, the majority of patients with the ND4 mutation qualify for legal blindness. For the vast majority of patients with the ND4 mutation vision loss is not recovered.

For ND4 patients the delay between the first affected and second affected eye averages 1.8 months and the duration of progression of vision loss averages 3.2 months. The mean Early Treatment Diabetic Retinopathy Study, or ETDRS, score at 12 months is 23.3 letters in patients within the first year of vision loss onset. The normal visual acuity score is 20/20 or 20/25 equivalent to an ETDRS score of 100 and 95 letters respectively. This indicates a mean potential loss of approximately 75 letters.

For patients with a severe extent of vision loss, such as those who cannot count the fingers of the examiner held very close to their face, even small improvements, such as going from off-chart to on-chart or an improvement by five to 10 ETDRS letters, can have a positive impact on functionality and quality of life.

LHON is caused by defects in mitochondrial genes encoding for proteins called NADH dehydrogenase. These proteins are part of a large enzyme complex known as the respiratory chain complex I, or complex I, which is active in the mitochondrion. Complex I is one of several enzyme complexes necessary for oxidative phosphorylation. Within mitochondria enzyme complexes carry out chemical reactions that drive the production of ATP. ATP is the main energy source within the cell. Complex I is responsible for the first step in the process that leads to the generation of ATP. Three different genes encoding for four NADH dehydrogenases have been linked to LHON and are considered to be the primary mutations for the disease to manifest.

Although the genetic mutation is present throughout the body, LHON symptoms are almost uniquely limited to retinal ganglion cells, or RGCs, leading to their dysfunction and to optic nerve atrophy. RGCs are located near the inner surface of the retina. They receive visual information from photoreceptors. RGCs collectively transmit image-forming and non-image forming visual information from the retina to several regions in the brain. Once the RGCs degenerate, signals can no longer be transmitted to the brain resulting in loss of vision.

Schematic Cross-Section of the Human Retina

The onset of vision loss due to LHON typically occurs between 15 and 35 years of age.

Existing Therapies for the Treatment of LHON

No treatments for vision loss due to LHON have been approved in the United States. In the European Union, the CHMP recommended granting a marketing authorization under exceptional circumstances for Rexone/Idebenone as a treatment for LHON in June 2015. People known to be carriers of one of the primary genetic mutations that cause LHON are advised to avoid environmental triggers for the disease, such as cigarette smoking and alcohol consumption. There are a number of alternatives offered to patients, although to our knowledge their efficacy for halting or reversing vision loss has not been clinically proven. These alternatives include enzyme supplements and antioxidants, such as Coenzyme Q10 and Idebenone.

Market Opportunity for LHON

LHON is the most common illness caused by mitochondrial DNA, or mtDNA, mutations. Limited data exists for LHON incidence and prevalence. We estimate the incidence of LHON to be approximately 1,400 to 1,500 new patients who lose their sight every year in the United States and Europe. Based on the limited data available, we estimated prevalence for LHON to be between 1 in 31,000 and 1 in 40,000.

European and North American studies of LHON patients indicate that the ND4 mutation accounts for 75% of LHON cases. In Asian countries, the proportion of ND4 mutation is higher, ranging from 80% to 85%.

Our LHON Product Candidate: GS010

Our GS010 product candidate is a recombinant AAV vector, serotype 2, or AAV2, containing the human wild-type mitochondrial ND4 gene combined with our proprietary MTS technology. We are developing GS010 for the treatment of LHON due to the ND4 gene mutation.

Schematic Design of GS010

GS010 allows an efficient expression in the cell nucleus of a mitochondrial wild-type ND4 gene, encoding for a protein which is normally produced in the mitochondrion. For such purpose, the ND4 transgene is flanked by our MTS, the cox10 MTS, which is referred to as MTS1 in the above diagram, coupled to cox10 3’ untranslated region, or UTR, which is referred to as MTS2 in the above diagram, allowing ND4 mRNA to be addressed to polysomes that are attached to the outer mitochondrial membrane. This results in synthesis of ND4 protein within the mitochondrial membrane. ND4 protein is then further shuttled into the mitochondria and integrated into complex I of the respiratory chain in order to restore normal function.

Preclinical Development of GS010

Our preclinical studies demonstrated that, in vitro, GS010 restored mitochondrial respiratory chain function in ND4-mutated patient fibroblasts and, in vivo, protected RGCs and restored vision in a rat model of LHON.

In a cellular assay with cells derived from LHON patients with the ND4 mutation, GS010 was able to restore mitochondrial function and ATP production. We isolated and cultured fibroblasts from LHON-ND4 patients. In these fibroblasts, we demonstrate that GS010 restores mitochondrial function, including complex I activity and ATP production, to the level of normal fibroblasts.

We also determined that, in vivo, IVT injection of GS010 leads to the expression of the human, wild-type ND4 in rat RGCs. The human protein was also found within the mitochondria.

We also tested GS010 in a rat model of LHON that reproduces the main features of the human disease, including a progressive loss of RGCs, optic nerve atrophy, alteration of mitochondrial function in the optic nerve and impairment of vision. We observed the preservation of RGC and optic fiber integrity after injection of

GS010 10 days after induction of LHON. Normal vision was also maintained for up to six months. We detected human ND4 mRNA at 12 months in GS010-treated retinas of LHON rats. In addition, in the LHON rat model, GS010 was also shown to preserve mitochondrial function of the optic nerve as measured by the complex I/V activity ratio. The figure set forth below presents some of the results.

Assessment of Visual Function and Respiratory Chain complex I Activity in LHON Rats

(A)	Visual performance was evaluated using the optomotor test. Head tracking per minute ± standard error mean, or SEM, in the clockwise direction of motion for untreated eyes and for LHON eyes treated with AAV2/2-GFP was significantly different (P < 0.0001). In contrast, LHON rats treated with AAV2/2-ND4 (GS010) (5 x10[8] vg and 5 x10[9] vg) performed similarly in both clockwise and counterclockwise drum rotations.
(B)	Specific complex I enzymatic activity was assessed in optic nerves from LHON eyes. Histograms representing complex I / complex V activity ratios in the left panel or specific complex I enzymatic activity are displayed. Error bars are SEM.

These data demonstrate that GS010 delivers human ND4 protein to RGC mitochondria and that ND4 integrates complex I of the respiratory chain.

We completed a GLP toxicology study in 24 monkeys over a period of 6 months. IVT injection of GS010 at different dose-levels was safe and well tolerated. In addition, this study demonstrated that human ND4 mRNA was present in the monkeys’ retinas three months post IVT injection.

Bilateral Injections

LHON is a bilateral disease typically involving sequential, but occasionally simultaneous, vision loss in both eyes. We planned a preclinical program to test the safety and efficacy of bilateral injections of GS010 in non-human primates to support future clinical activity with regards to local tolerance and immune response.

The preclinical study follow-up will be six months after GS010 is administered to the second eye. We believe that this study period is appropriate to assess safety and tolerability for persistence of AAV2, duration of expression and immunogenicity. As agreed with the EMA, reproductive toxicology studies are not required.

Clinical Development Program for GS010

The clinical development program for GS010 was designed as a two-phase approach of proof of safety and tolerability followed by proof of efficacy. The proposed clinical plan takes into account the severity of visual outcomes for patients suffering LHON, the rarity of the disease, the lack of existing treatment options and the likelihood of a therapeutic window.

Phase I/II dose-escalation safety study for GS010 (CLIN-01)

The clinical development of GS010 was initiated in 2014 with the CLIN-01 trial, which is the first-in-man safety and tolerability study of GS010, and was completed at the end of June 2015. CLIN-01 was conducted at the Centre Hospitalier National d’Ophtalmologie des XV-XX in Paris.

CLIN-01 was designed to test the safety and tolerability profile of GS010 with ascending doses in patients with LHON due to the ND4 mutation, including four ascending dose cohorts each comprised of three patients: 9E9 vector genome per eye, or vg/eye in cohort 1, 3E10 vg/eye in cohort 2, 9E10 vg/eye in cohort 3 and 1.8 E11 vg/eye in cohort 4.

According to the protocol, we included three additional patients in the study, who were administered the maximum tolerated dose level to increase the reliability of our observations. Several secondary endpoints were included in CLIN-01: immuno-monitoring and vector bio-dissemination, visual acuity, color and contrast vision as well as structural tests such as optical coherence tomography, or OCT, and electrophysiological tests related to the functioning of the RGCs and the optic nerve. The dose to be used in the pivotal efficacy study will be based on the accruing data from CLIN-01.

Patients enrolled in CLIN-01 were required to have severe vision loss, which is measured by visual acuities of less than 20/200 in the initial four cohorts. Given the neurodegenerative nature of LHON, these patients had developed an optic neuropathy prior to entering the study. GS010 was administered in the more severely affected eye of the patients. In patients with relatively chronic optic neuropathy, visual response to GS010, as assessed by the visual testing noted above, was expected to be limited, especially in regards to recovery of central visual acuity and visual field.

To date, 15 patients have been included in GS-LHON-CLIN-01 and each has received a single IVT injection of GS010.

The members of the data safety monitoring board, or DSMB, recommended dose escalation in accordance with the protocol and without restriction after data review of each of the first three dose-escalation cohorts. A fourth cohort was then injected with the maximal feasible dose of 1.8E11 vg/eye. After subsequent review of the safety and tolerability data of this cohort, the DSMB recommended an extension cohort with a dose of 9E10 vg/eye. Three patients were included in an extension cohort and injected with 9E10 vg/eye. A review of the cumulative safety data up to eight weeks post-IVT injection of the last patient of this cohort took place on June 22, 2015. The DSMB recommended no further exposure of patients to GS010 within GS-LHON-CLIN-01 as the safety and tolerability profile of GS010 is satisfactory based on current accrued data. They further recommended pursuing close, structured monitoring of patients in subsequent studies of GS010.

An interim clinical study report dated June 16, 2015 included data from all cohorts, including the extension cohort, with a total of 15 patients who have accrued various lengths of follow-up. Overall, the safety and tolerability profile of GS010 appears to be good, with very good systemic safety and mostly mild, treatment-responsive local side effects. No unexpected treatment emergent adverse events was reported and no patient had discontinued the study. No serious adverse event related to GS010 or study procedures were documented. The most common local ocular adverse events were elevated intra-ocular pressure and ocular inflammation. These were well tolerated, mostly mild and responsive to standard of care therapies. Overall treatment with GS010 was well tolerated and when side effects did occur and require treatment they were well managed with non-invasive standard therapies. Electrophysiology visual testing can provide information regarding RGC function. Preliminary analysis of electrophysiology data revealed a trend of improved structure of responses on flash visual evoked potential, more so in the treated eyes compared to untreated eyes. This may indicate improved RGC function and possibly better relay of the visual signals to the brain.

A report dated June 24, 2015 conducted by the clinical investigation center in charge of the interim clinical report of June 16, 2019 showed a trend towards efficacy for visual acuity, color vision and contrast sensitivity, although none reached statistical significance at 24 weeks. However, the rate of visual improvement at 24 weeks was statistically significant at p<0.001 for all visual tests when compared to the expected spontaneous recovery reported in the literature for the ND4 mutation. This interim analysis showed some trends towards efficacy of the GS010 vector in LHON for most aspects of visual function, such as a higher rate of improvement with respect to contrast sensitivity in the treated eye of 62.5% versus 22% in the non-treated eye, although most results were not statistically significant, as one would have expected with such a small sample. These interim results are encouraging regarding the efficacy of the rAAV2/2-ND4 vector in LHON, although the study was not designed for this purpose. Further investigations with trials designed to assess efficacy, including patients with recent onset, will need to be carried out.

Pivotal Phase III clinical study for GS010 (CLIN-03A and CLIN-03B)

The second phase of the clinical development of GS010 is designed to demonstrate efficacy in patients with the ND4 mutation. We submitted an IND application in the United States on June 30, 2015 and a CTA in certain individual European Union countries in July 2015. The first patient, first visit, or FPFV, at a trial site is expected by the end of 2015.

Given that time since onset of vision loss is considered to be a major factor in the ability to intervene therapeutically due to the neuro-degenerative nature of LHON and the cell death of the RGCs, the proposed plan divides patients with the onset of vision loss of less than one year into two separate groups. This will allow us to define the efficacy of GS010 in early affected populations of patients at different stages of the disease and to compare homogeneous patient populations.

The pivotal studies will focus first on patients who have manifested visual decline for up to one year. The two proposed studies, which are to be conducted in parallel, are:

•	GS-LHON-CLIN-03A (CLIN-03A) to evaluate the efficacy of GS010 in patients with an onset of vision loss up to 6 months in duration (≤180 days); and

•	GS-LHON-CLIN-03B (CLIN-03B) to evaluate the efficacy of GS010 in patients with an onset of vision loss for 7 to 12 months in duration (181 to ≤365 days).

The pivotal trials are intended to determine if GS010 is an effective treatment in halting or reversing vision loss associated with LHON due to the ND4 mutation or as prophylaxis for vision loss in an eye not yet affected. The trials will also seek to identify the therapeutic window of opportunity for treatment after onset of disease. Both trials have been adequately powered to evaluate a clinically relevant difference of at least 15 ETDRS letters between treated and untreated eyes adjusted to baseline.

An additional trial of GS010, CLIN-04, is planned in patients with vision loss due to the ND4 mutation for more than one year and less than three years. Vision loss in those patients may be recent enough to allow for vision recovery using our GS010 product candidate. We plan to use data from CLIN-01 to guide the extent of investigation in this more chronic population so that only patients with potential benefit will be exposed to GS010.

CLIN-03A – Patients Affected for Up to Six Months

CLIN-03A is designed as a randomized, double-masked, sham-controlled, multi-center, multi-country pivotal clinical trial in Europe and the United States, of LHON patients with the ND4 mutation with vision loss of less than six months in duration. We plan to enroll 36 LHON patients. The study design will compare treated eyes versus eyes receiving sham treatment.

•	Primary efficacy endpoint. Efficacy of GS010 in treated eyes relative to sham treated eyes will be based on BCVA, as measured with the ETDRS at 48 weeks post dose. The patients’ Log of the Minimal Angle of Resolution, or LogMAR, scores, which are derived from the number of letters they read on the ETDRS chart, will be used for statistical purposes.

•	Secondary efficacy endpoints. The secondary efficacy endpoints will involve the application of the primary analysis to best seeing eyes that received GS010 compared to those receiving sham and to worse seeing eyes that received GS010 compared to those that received sham. Additionally, a qualitative evaluation with a responder analysis will be evaluated. Complementary vision metrics will include automated visual fields, OCT, and color and contrast sensitivity, in addition to quality of life scales, bio-dissemination and the time course of immune response.

CLIN-03B – Patients Affected for 7-12 Months

CLIN-03B is designed as a randomized, double-masked, sham-controlled, multi-center, multi-country pivotal clinical trial in Europe and the United States, of LHON patients with the ND4 mutation with vision loss of 181 to ≤365 days in duration. We plan to enroll 36 patients. The study design will compare treated eyes versus eyes receiving sham treatment.

•	Primary efficacy endpoint. Efficacy of GS010 with respect to sham will be based on BCVA, as measured with the ETDRS at 48 weeks post dose. The patients’ LogMAR, scores, which are derived from the number of letters they read on the ETDRS chart, will be used for statistical purposes.

•	Secondary efficacy endpoints. The secondary efficacy endpoints will involve the application of the primary analysis to best seeing eyes that received GS010 compared to those receiving sham and to worse seeing eyes that received GS010 compared to those that received sham. Additionally, a qualitative evaluation with a responder analysis will be evaluated. Complementary vision metrics will include automated visual fields, OCT and color and contrast sensitivity, in addition to quality of life scales, bio-dissemination and the time course of the immune response.

Study Conduct for CLIN-03A and CLIN-03B

In these pivotal efficacy trials for GS010, treatment will be administered to a single eye of each subject once by IVT injection. The dose level of GS010 in the pivotal efficacy CLIN-03A and CLIN-03B trials will be determined based on outcomes of the safety and tolerability CLIN-01 study. We plan to administer a dose of 9E10 vg/eye via IVT injection, as defined by CLIN-01 to be the maximum tolerated dose, in a volume of 90µL.

For CLIN-03A and CLIN-03B, 12 study visits are planned for each patient, including a selection visit, an inclusion visit, a treatment visit, and nine follow-up visits post-IVT injection over a 96 to 100 week period. Interim data will be available at 48 weeks and we expect final results by the end of 2017.

At the end of the initial study period, a long term follow up period will commence for a duration of three years, to ensure the durability of safety and efficacy outcomes.

Pediatric Investigational Plan for GS010

We are currently developing a Pediatric Investigational Plan, or PIP. The visual prognosis in LHON is dependent on two major factors: gene mutation, of which ND4 has the worst prognosis, and age of onset of vision loss. An earlier age of onset is consistent with a better visual prognosis and in general the pediatric population has better visual outcomes relative to the adult LHON population. This is especially true in patients younger than approximately 15 years of age. Natural history studies to further delineate vision outcomes in the pediatric population and initial efficacy data from the adult LHON trials will inform acceptable benefit-risk levels and trial protocol design. We have initiated contact with experts in pediatric LHON.

Regulatory Interaction for GS010

In October 2014, we initiated our first discussions with the FDA regarding the prerequisites for future initiation of clinical trials in the United States.

In parallel, we have had several interactions with the CHMP and the Scientific Advice Working Party of the EMA, or SAWP, since October 2014. SAWP has endorsed our proposal to study the treatment effect of GS010 in a randomized trial setting including sham control, as well as the measurement of efficacy with ETDRS charts.

We intend to approach the Paediatric Committee, or PDCO, of the EMA in the second half of 2015 to apply for agreement on a PIP with EMA.

Our Second Product Candidate: GS030 for the Treatment of RP

Our second product candidate, GS030, is based on optogenetics, a technology that makes cells responsive to light. We are using a modified AAV2, to which we have exclusive rights in optogenetics, to introduce a DNA sequence that encodes a photosensitive protein, ChrimsonR, into the nucleus of the target cells. Once this protein is expressed, it confers a photoreceptor-like function to the target cell, enabling the restoration of vision in patients with extremely reduced vision or who are blind due to RP. We have secured exclusive rights to several specific light-sensitive proteins known as opsins, including ChrimsonR, in ophthalmology from M.I.T. and, through our license with Novartis, from the Friederich Miescher Institute. Once transfected, the opsins expressed by the targeted retinal cells will be stimulated by a specific wavelength transmitted by an external wearable medical device in the form of biomimetic goggles, which we are developing.

We believe the application of this novel technology to treat RP will improve patients’ ability to see, and therefore increase their autonomy, independence and overall quality of life.

RP Overview

RP is the leading cause of hereditary blindness in developed countries. RP represents a group of related genetic eye disorders that clinically manifest in both non-syndromic forms involving isolated visual disability as well as syndromic forms involving other organs or tissues, such as Usher disease or Bardet-Biedl syndrome, which manifests both in the retina and in the cochlea of the ear. The mutations that cause RP are heterogeneous and include recessive, dominant and X-linked forms of more than 60 genes and affect a variety of cell functions. Syndromic forms of RP are equally heterogeneous.

The following image illustrates the deterioration of normal vision to blindness in RP:

Illustration of Progressive Vision Loss in RP Patients

RP causes progressive vision loss due to degeneration of rod photoreceptors resulting in the loss of peripheral vision followed by degeneration of cone photoreceptors resulting in the loss of central vision. The first symptom of RP is usually difficulty with night vision, which may occur as early as childhood. The disease progresses over a period of years or decades and ultimately leads to blindness. Some patients become blind as early as age 30, and the majority of patients become legally blind before the age of 60.

Existing Therapies for the Treatment of RP

To date, no therapeutic treatments have been approved for RP by the FDA or the EMA. Vitamin A has been discussed as potentially having a progression slowing effect, but we are not aware of any clinical studies demonstrating such effects in RP. No therapy is currently available that has shown to halt vision loss or to restore vision. Therefore, treatment of RP is considered a significant unmet medical need.

Other approaches to treat vision loss due to RP are under development, including gene replacement therapy and small molecule therapeutics. Given that RP is a group of genetic diseases involving more than 60 different genes, specific gene replacement therapies will be limited to a tiny fraction of the patient population at one time.

We believe such technologies would not be as efficient as our optogenetic approach, which has the potential to treat RP independent of the specific genetic mutation and could potentially treat all RP patients. As a result, we believe our optogenetic approach is a breakthrough technology that can provide significant competitive advantages as compared to existing modalities.

Another alternative to treat vision loss from RP involves medical devices in the form of retinal implants, such as those being developed by Pixium Vision or Second Sight which has received marketing approval for its product in Europe and the United States. Retinal implants have proven to restore some visual perception in patients. Retinal implants are intended for patients with advanced RP who have lost their photoreceptors. Retinal implants generate external electrical impulses, whereas our optogenetics product, GS030, creates an intrinsic and physiological electrical activity at the cell level.

By giving the ability to sense light to other neuronal cells of the retina, such as RGCs, our strategy is applicable even at advanced stages of rod and cone degeneration.

Market Opportunity in RP

RP is the leading cause of hereditary blindness in developed countries, with a prevalence of about 1.5 million people throughout the world. In Europe and the United States, about 350,000 to 400,000 patients suffer from RP and every year between 15,000 and 20,000 patients with RP suffer vision loss. There is currently no curative treatment for RP, which is designated as a rare and orphan disease in the United States and Europe.

The threshold for loss of function is usually defined as 20/200. The main impacts at this stage are the inability to read despite visual aids, difficulties with facial recognition, and difficulties navigating unassisted outside the home. Once patients become legally blind, they may continue to experience declining vision. Most RP patients have already lost the ability to work and function independently outside the home before reaching this stage.

Certain key opinion leaders have stated that these studies may underreport the number of severely visually impaired patients with RP since they were based on patients with active follow-up at major centers. We believe that many patients stop seeing ophthalmologists within a few years after reaching legal blindness because of a perceived lack of treatment and difficulty in traveling to medical centers.

Optogenetics for the Treatment of RP

The optogenetics strategy in the retina of a patient suffering from RP aims at conferring light sensitivity to normally light insensitive retinal neurons, such as RGCs, in order to restore a light response. While there is significant loss of photoreceptor cells, other retinal cell types are usually preserved.

Our primary optogenetics strategy consists of introducing ChrimsonR, a light-sensitive protein belonging to the channelrhodopsin family into normally light insensitive cells present in the inner retinal layer, particularly RGCs via a gene therapy product injected into the vitreous of an affected eye. Upon light stimulation, the ChrimsonR protein is activated leading to an electrical response of the cell, which in turn carries electrical signals encoding visual information through the optic nerve into the visual cortex of the brain. This process mimics the natural function of the retina without the need for the initial step of the transduction cascade which normally occurs in the outer segments of the cone. By stimulating RGCs, partial restoration of retina performance allowing daily life tasks is expected. The figure below illustrates our optogenetics strategy aimed at restoring vision in retinal degenerative diseases.

Gene Therapy Applied to Optogenetics

Because cells expressing optogenetic protein are less light sensitive than normal photoreceptors, vision under regular daylight conditions is unlikely to be possible. Our biomimetic goggles, which mimic the normal retinal activity of capturing visual information, will then amplify the light signal at the appropriate wavelength to enable vision restoration.

Product Structure for GS030

GS030 consists of two components:

•	A gene therapy product comprising a gene encoding a photoactivatable channelrhodopsin protein, ChrimsonR, delivered via a modified AAV2 known as AAV2 7m8; and

•	Biomimetic goggles that stimulate the engineered retinal cells. The images are projected by a light source that uses a specific wavelength onto the retina.

Illustration of Mechanism of the External Wearable Medical Device

A New Generation of Channelrhodopsin-Based Gene Therapy

An optimized optogenetic protein

We have conducted proof-of-concept studies with channelrhodopsin-2, or ChR2, which when introduced into RGCs, has proven to restore vision in a murine model of RP. However, activation of ChR2 requires high-intensity blue light at 470 nm wavelength which has been shown to be toxic for the retina and is not practical for clinical use.

We have therefore developed a novel channelrhodopsin protein, known as ChrimsonR, which responds to light at near-red wavelength, where light scattering decreases and absorption by endogenous chromophores is reduced, meaning that long-term safety should be significantly improved compared to other channelrhodopsins.

A powerful gene delivery vector

Since RGCs are the cells closest to the vitreo-retinal surface, they are amenable to AAV infection with IVT injection, a major advantage from a surgical standpoint. Our AAV is an AAV2 modified in its capsid with an inserted 7m8 sequence. Experiments have demonstrated that AAV2.7m8 has markedly improved expression in RGCs and other retinal cells compared to AAV2 in both rodents and non-human primates.

Proof-of-concept study showing restoration of retinal electrical activity by ChrimsonR in a mouse model of RP

An rd1 mouse, which is a relevant model of RP, is affected by the degeneration of rods followed by the degeneration of cones, leading to the loss of vision five to six weeks after birth. When the retinas of such mice are dissected post-mortem and connected to a multi-electrode array, an electrical response to light is not detected. Using the same method with the retinas from rd1 mice that have received an IVT injection of GS030 an electrical response to light is produced and detected with the multi-electrode array and this response is a function of light intensity.

Proof-of-concept study showing restoration of retinal electrical activity by ChrimsonR in non-human primates

Monkeys received an IVT injection of GS030. After two months, the retinas of such monkeys were dissected and connected to a multi-electrode array system to record RGC electrical activity. Under blockade of photoreceptor signaling, RGCs of the macula responded to light by producing action potentials in a light intensity-dependent manner. Our proof-of-concept study thus shows that GS030-engineered RGCs become photoresponsive and produce visual-like signaling in non-human primates.

Optoelectronic external wearable medical device: the Biomimetic goggles

The natural range of light sensitivity of human photoreceptor cells is larger than that of channelrhodopsins. To achieve adequate stimulation of transduced RGCs, we combine our gene therapy-based treatment with an external wearable medical device, which allows the amplification of the image at specific optimal wavelength of the selected opsin.

We are developing an external wearable medical device composed of:

•	A visual interface integrating an asynchronous time-based image sensor, or ATIS, also called a neuromorphic video camera and a digital micromirror array, or DMD, driven by a microprocessor, that convey the visual information signal and light to the macula; and

•	A pocket processor connected to an optoelectronic stimulation device that processes the visual information and controls a light source in order to encode and amplify corresponding light signals at a specific wavelength of 550-640 nm.

Software will be provided to medical centers that will allow the tuning and definition of parameters to optimize the patient response.

The figure set forth below presents the components of the external wearable medical device:

External Wearable Medical Device Components

We determined the necessary specifications for the external wearable medical device to optimize the specific light wavelength for activation of the ChrimsonR proteins while taking into account the particular anatomy of the eye. Our team is developing the algorithms necessary to operate the device in close collaboration with the Laboratory of Mathematics Applied to Vision of the Université Pierre et Marie Curie in Paris, France. We have designed a prototype that will be further developed in advance of clinical trials and commercialization.

Preclinical Development of GS030 for RP

We are planning to conduct the following three main studies in order to support the clinical Phase I/II CTA submission:

•	phototoxicity of the specific 600nm light in mice models of RP;

•	safety of photoactivated proteins and vector biodistribution in mice models of RP in a GLP study; and

•	long-term safety and biodistribution of GS030 in a GLP study.

The first study will assess the phototoxicity of two light intensities in rd1 mice injected with GS030. We intend to test one dosing level of GS030 and two energy levels of light at a wavelength of 600 nm light for 12 hours per day over one month. The purpose of the study will be to determine the maximal tolerated light intensity based on the following endpoints: histopathology of the retina, outer layer thickness, number of RGCs, cell viability and/or apoptosis.

The second study will assess the toxicity of the photoactivated protein, the biodistribution of the protein, shedding of viral particles and immunogenicity of GS030 after IVT administration in rd1 mice. We intend to test two dosing levels of GS030 and one single intensity of 600 nm light for 12 hours per day, based on the previous experiment over three months. The study will allow us to evaluate the safety and local tolerability of photoactivated proteins, the biodistribution and shedding of the vector, and immunogenicity in serum.

The third study will evaluate the toxicity, biodistribution and shedding of viral particles and immunogenicity of GS030 after IVT injection in non-human primates. Based on the results of the previous study, one single dose will be injected bilaterally. The study will allow us to evaluate the safety and local tolerability of the vector and protein, the biodistribution and shedding of the vector in tissues and fluids at three and six months, as well as systemic and local ocular immunogenicity.

Clinical Development Program of GS030 for RP

We are currently planning a Phase I/II, open-label, single-center trial to evaluate the safety and tolerability of GS030 and the external wearable medical device in RP patients. This study will be conducted at the Centre Hospitalier National d’Ophtalmologie des XV-XX in Paris, France. The trial will include secondary endpoints that could serve to demonstrate proof of concept of the efficacy of our optogenics approach in RP patients. Restoration of visual perception would serve as a proof of concept for the combination of GS030 treatment with the use of biomimetic goggles.

Four patient cohorts will be studied. The initial three cohorts will undergo dose escalation to determine the maximal tolerated or feasible dose of GS030. In the fourth cohort, either the maximal tolerated or maximal feasible dose will be administered for safety analysis and proof of concept data collection.

The study is planned to encompass the testing of traditional ophthalmic parameters, such as visual acuity tests and electrophysiology, and also functional vision tests, such as avoiding obstacles or moving in unfamiliar or changing environments. We plan to carry out patient evaluation prior to GS030 administration with and without the biomimetic goggles to establish baseline parameters. Subsequent to IVT injection of GS030, a visual rehabilitation program will ensue, comprising a training period for learning to use the biomimetic goggles in a controlled laboratory environment, including in fixed and mobile simulations and subsequently in common indoor and outdoor environmental conditions.

The study is planned to include adult patients with documented diagnosis of RP. The initial cohorts will enroll RP patients with virtually no light perception. Pending safety outcomes, RP patients with higher levels of visual acuity may be considered for inclusion in the fourth cohort. As RP is a disease of photoreceptor degeneration, the restoration of vision sense will require some level of intactness of the downstream components of the visual apparatus, including the neuronal elements of the retina, RGCs, optic nerve and primary visual cortex. We believe that patients with higher degree of visual acuity would derive greater benefit from treatment with our GS030 product candidate by virtue of their visual apparatus being better preserved.

Patients may be screened for inclusion with structural and electrophysiology-based assessments for the ability of this visual apparatus to relay signals from photo-activated RGCs to the primary visual cortex utilizing various clinical tools. These include, but are not limited to, electroretinography, or ERG, visual evoked potentials, or VEPs, OCT, fundus autofluorescence and magnetic resonance imaging. Although currently not widely available for clinical use, adaptive optics imaging of the cellular mosaic of the retina is also intended to be included.

Baseline ophthalmological testing will be completed before and after IVT injection of GS030 with and without biomimetic goggles. Given the varied levels of disease state, it is not expected that all patients will show improvement in all secondary outcome measures. Furthermore, use of the biomimetic goggles will require training and, therefore, we expect that the learning period will vary among patients. As a result, the time point of gain of efficacy may vary among patients. Improvement will be assessed by whether a patient can perform a visual task with “goggles on” when light-induced activation of the optogenetic protein is expected to occur compared to baseline and also compared to “goggles off” when no or insufficient photo-activation of the optogenetic protein should take place.

Regulatory Interaction for GS030

In 2014, we requested the EMA Committee for Advanced Therapies, or CAT, to issue a recommendation regarding the classification of our GS030 product candidate relies on a combination of a biological product, the gene therapy, and a medical device, the biomimetic goggles.

In November 2014, we held a meeting with the EMA Innovative Task Force, or ITF, to present the concept of our optogenetic treatment combining the gene therapy product and the external wearable medical device. This meeting provided specific recommendations regarding the non-clinical safety program and the clinical design of the first-in-man study.

We plan to hold an Innovation Meeting with the French National Regulatory Authority, or ANSM, in September 2015. The objective of this meeting is to obtain ANSM input and guidance on our innovative GS030 therapeutic approach. If necessary, a formal scientific advice will be requested to ensure that the future regulatory submission of GS030 will comply with ANSM’s expectations for the future CTA for our clinical trial.

We plan to apply for an orphan drug designation for GS030 both in the United States and Europe by the end of 2015.

Market Opportunity for GS030 in GA

We believe that GS030 could be used for the treatment of dry age-related macular degeneration, or GA. Although RP and GA have very different origins, both diseases are characterized by the degeneration of the photoreceptor cells in the patient’s retina. Currently, there is no cure for GA.

AMD is a degenerative disorder driven by genetic and environmental factors. As its name implies, the disease specifically affects the macula, which is the central retina, while the peripheral retina is spared. Peripheral visual field is usually preserved even in the late stages of the disease. Central vision is essential to read, to perform precise tasks and recognize faces. Retention of peripheral vision allows the patient to maintain some degree of autonomy.

Macular degeneration typically occurs in patients over 55. The early form of AMD is called dry-AMD and evolves over time to late AMD. Late AMD can take two forms, either wet-AMD or GA. We estimate that about

12 to 15 million patients suffer from AMD worldwide. However, late-stage AMD patients represent only a fraction of this population, of which about one third are patients suffering from GA. The effect of age on GA is significant, as its prevalence increases significantly in those older than 75, reaching 22% in the population over 90. We believe that there are more than 250,000 patients who are blind from GA in Europe and North America.

The following image illustrates the deterioration of normal vision to blindness in GA:

Illustration of Progressive Vision Loss in GA

Once the proof of concept in man has been demonstrated from the results of our clinical trial in RP patients, we will start developing GS030 in GA patients. Our plan is to demonstrate that GS030 can be used to restore visual perception within the atrophic zone of the central retina. Our pivotal trial will recruit patients with well documented GA and a functional optic nerve. The patients taking part in this trial will receive a single IVT injection and the progression of their central visual acuity will be monitored at six and 12 months.

Manufacturing

We have chosen to outsource manufacturing to specialized contract manufacturing organizations, or CMOs. As part of this strategy, we have hired experienced chemistry, manufacturing and controls, or CMC, and quality assurance personnel in order to (i) assess potential CMO partners, (ii) conduct the necessary audits and due diligence in connection with partner CMOs, (iii) oversee, review and audit the CMC process to be used and all regulatory submission and (iv) oversee, review and control all the methods and protocols used to ensure that the final product meets the quality specifications that we set.

We partner with leading CMOs in gene therapy manufacturing to produce non-clinical and clinical drug products for clinical development and future commercialization. We have made significant efforts to scale-up and optimize the manufacturing process with a view to the delivery of commercial batches.

Our AAV-based gene therapy products are either produced using transient triple transfection process or using the baculovirus process. Production is carried out in compliance with cGMP by CMOs that have been certified by national regulatory authorities.

Manufacturing process using transient triple transfection

The transient triple transfection-based production process uses adherent HEK293 cells amplified in multi-tray cell-culture systems. Cells are co-transfected with three independent plasmids. Transfected cells are harvested and cell lysate is then clarified in order to eliminate cellular debris.

Purification of the AAV vector is then achieved by immunoaffinity and filtration in the final formulation buffer, leading to drug substance.

Drug substance is filtered and filled in individual vials. Batches are currently produced at the Genethon Bioprod facility in France in compliance with cGMPs. In anticipation of our commercial needs and process validation, we began implementing the transfer of the manufacturing process to the Henogen S.A. facility in

Belgium in June, 2015, to ensure both clinical and commercial supply for the European Union and the United States. For each batch production, a series of quality control tests are performed during the process and at release to assess product strength, quality, purity and safety under controlled and validated standard operating procedures in accordance with GMP.

Manufacturing Process using Baculovirus Production

The AAV is produced in SF9 insect cells using two recombinant baculovirus vectors. One vector carries the viral genome, the other carries elements for the expression of functions required for replication of the AAV genome and assembly of the viral capsids.

The SF9 cells are cultivated in suspension in a serum-free medium in single-use bioreactors. Production of AAV by the SF9 insect cells/baculovirus method has proven to be an efficient and scalable means of rAAV production.

During the manufacturing process, the AAV vector is isolated from lysed, harvested cells by affinity chromatography. The vector is further purified by ion-exchange chromatography to create the bulk drug substance, or BDS. To produce the drug product, the BDS is sterile filtered before being placed into individual vials and stored.

We are currently conducting a process development program with Lonza in the United States on a scale that will support non-clinical safety evaluation, clinical trials and potentially commercial needs with full GMP compliance. Lonza is an established supplier to the pharmaceutical industry with global manufacturing expertise in viral-based therapeutics. Lonza provides high-quality products and is FDA inspected. Lonza has broad experience in submitting Biologics License Applications, or BLAs, for biologic products in the United States and regulatory dossiers to other national regulatory authorities in Europe, Canada and Australia among others.

Competition

The biopharmaceutical industry, including the gene therapy field, is characterized by rapid scientific technological changes and significant competition. Any product candidates that we successfully develop and commercialize will have to compete with therapies that may become available in the future. We face competition from pharmaceutical and biotechnology companies, as well as from academic institutions, governmental agencies and public and private research institutions.

Most gene and cell therapy products are still in the early stages of development. Except for Glybera, the product being marketed by uniQure and Chiesi Farmaceutici SpA, no other gene therapy has been approved. We are aware of several companies focused on developing gene therapies in various other indications, including bluebird bio, Inc., Applied Genetic Technologies Corporation, Asklepios BioPharmaceutical, Inc., Audentes Therapeutics, Inc., Avalanche, Dimension Therapeutics, Inc., NightstaRx Ltd, Spark Therapeutics, Inc., uniQure and Voyager Therapeutics, Inc.

For our particular drug candidates, the main competitors include:

•	While no treatment has received market authorization for the treatment of LHON from the FDA, the Bascom Palmer Eye Institute of the University of Miami Miller School of Medicine in the United States is developing a similar gene therapy approach to GS010 to treat LHON patients. This approach includes the ND4 gene and a mitochondrial targeting sequence but unlike GS010, does not include the sequence that allows the binding to the surface of the mitochondria as part of their construct, the lack of which we believe is a major drawback. We believe that the ground-breaking nature of our MTS technology platform and our freedom to operate give us an advantage over competitors. We are aware of other companies and institutions focused on developing therapies in the LHON space, including:

•	the Huazhong University in China, which completed Phase I/II studies in 2013 using gene therapy without publishing results;

•	Santhera Pharmaceuticals Holding AG, or Santhera, in Switzerland using a chemical entity, Idebenone. On June 26, 2015, Santhera announced that the CHMP had recommended granting a marketing authorization under exceptional circumstances for Rexone/Idebenone as a treatment for LHON; and

•	Stealth Biotherapeutics Inc. using an antioxidant agent known as Ocuvia, which is currently in clinical trials.

•	Our main competitor in optogenetics for RP is RetroSense Therapeutics, LLC, or RetroSense, which is developing a ChR2-based optogenetic product that will have to utilize blue light. To our knowledge, we are the only company developing a technology to light at near-red wavelength that we believe will offer improved safety features. Other optogenetic approaches generally provide no visual interface, which constitutes a major problem as optogenetic tools are less light sensitive than photoreceptors. We are aware of other companies and institutions focused on developing other technologies to treat vision loss due to RP, such as gene replacement therapy and small molecule therapeutics, including Genable Technologies Ltd in Ireland, Oxford BioMedica plc in the United Kingdom, Proretina Therapeutics S.L. in Spain, ReGeniX Biosciences LLC, in United States and QLT Inc. in the United States.

In addition, no approved therapy currently exists for GA, the leading cause of visual impairment in an aging population in the United States and other developed countries. Most major clinical-stage therapeutic treatments for GA are in the field of cell therapy, except for the clinical development of lampalizumab, an anti-Factor D, which is being led by F. Hoffmann-La Roche Ltd. GlaxoSmithKline plc’s anti-amyloid beta mAb for patients with GA is in Phase II clinical trials. Novartis’ LFG-315 C5 mAb for patients with GA is in Phase II clinical trials.

Collaboration Agreements

Genethon

Partnership Agreement

In February 2013, we entered into a partnership agreement with Genethon to research, develop and commercialize selected research and development projects for gene therapy products within specific ocular indications using technology licensed by us under a license agreement with Inserm Transfert dated October 12, 2012. Under the terms of the partnership agreement, we and Genethon agree not to collaborate with any third party or to develop internally any product(s) the subject of the agreement, without the prior written consent of the other party.

The partnership agreement establishes a strategic committee comprising two duly authorized representatives of each of Genethon and us, whose purpose is, inter alia, to identify and determine whether to pursue a given research and development project. Once the strategic committee has determined to pursue a research and development project, the parties negotiate and enter into a corresponding project addendum, which will set forth the specific conditions applicable to the specific research and development project.

Under the terms of the partnership agreement, we are primarily responsible for (i) the performance of all in vitro and in vivo preclinical studies and for all clinical activities and, as sponsor, for the initiation, conduct and management of all clinical trials to be conducted in the context of the research and development project, and (ii) all regulatory affairs matters related to the development of the product(s) (other than matters specific to product manufacturing) with support from Genethon. Genethon is primarily responsible for (i) the development of the processes to manufacture product(s) and for the manufacture of product(s) required for preclinical and clinical studies; and (ii) all regulatory affairs matters related to the manufacture of the product(s), including the elements of clinical trial and marketing authorization submissions that relate to the manufacture of the product(s).

Costs are shared between us and Genethon in accordance with certain principles set forth in the partnership agreement. Each party bears its own internal costs incurred in the performance of preclinical activities. We are responsible for all external costs incurred by the parties in the performance of preclinical activities. Genethon is responsible for all internal and external costs incurred to manufacture research quality grade batches of the products in the context of preclinical activities. Genethon also assumes the internal and external costs incurred to manufacture all batches, whether GMP or not, of products used for regulatory preclinical toxicology studies, and one GMP bath for the initial Phase I clinical studies. We are responsible for all internal and external costs incurred by the parties in the performance of clinical activities. In addition, we bear all internal and external costs for the manufacture of all GMP batches of products other than any GMP preclinical toxicology batches, and the initial GMP both for Phase I clinical studies, the costs of which are borne by Genethon. Genethon bears all internal costs associated with activities of regulatory support in connection with manufacturing a product, while all such external costs are borne by us.

Under the terms of the partnership agreement, Genethon is free to exploit the data, know-how, materials and inventions, whether patentable or not, developed or generated in the course of performing a given research and development project that relate to the processes, materials and assays used to manufacture biological products for any purpose without further obligation or payment to us. We may exploit the the data, know-how, materials and inventions, whether patentable or not, developed or generated in the course of performing a given research and development project that relate a product being developed by the parties pursuant to a given research and development project for any purpose at our own discretion, subject to the payment to Genethon of any milestone payments and royalties negotiated and agreed in a product addendum

The partnership agreement will continue in full force and effect for the longer of (i) a period of 10 years; or (ii) until the expiration/termination of the last project addendum duly executed between us and Genethon, unless otherwise terminated under the terms of the partnership agreement.

As of the date hereof, we have entered into two addenda with Genethon with respect to the LHON Research Program.

Friedrich Miescher Institute

On March 1, 2014, we entered into a research collaboration agreement with the FMI, under which the parties agreed to collaborate in research comprising the design, planning and carrying out of experiments on different animal models with the aim of testing new therapeutic approaches, including the development and testing of optogenetic tools. Under the terms of this research collaboration agreement, we agreed to pay €111,240 to FMI in each of 2014, 2015 and 2016 as a contribution to the cost of the research work.

The agreement provides that we will have at least a worldwide license, with the right to create sub-licenses, in the inventions created during the research, including the right to use the inventions in research and to make, to make use of or to sell such inventions. In some circumstances, we will have an exclusive worldwide license in relation to such inventions, subject only to FMI’s right to continue to use any such inventions for non-commercial purposes.

Either party may terminate the research collaboration agreement in the event that the other party materially breaches the agreement where such breach remains uncured for 15 days after written notice from the non-breaching party. The provisions relating to our rights to use the inventions created by the agreement shall survive termination of the agreement. The agreement shall remain in force until 28 February 2017, subject to prior termination.

Sight Again

Consortium Agreement

In July 2014, we entered into a consortium agreement with Pixium Vision, a company based in France that develops vision restoration systems and Fondation Voir et Entendre, or FVE, a scientific foundation that funds scientific programs in the field of ophthalmic diseases. This consortium agreement, known as “Sight Again,” or the Program, aims to further unlock technology hurdles in the development of new therapeutic approaches to restore sight to legally blind patients suffering from differing stages of RP. Sight Again is part of Programme d’Investissement d’Avenir, a major investment initiative launched and organized by the French Government. Under the agreement, we, in conjunction with Pixium Vision and FVE, are focusing on two complementary therapeutic remedies: an optogenetic gene therapy developed by us, GS030, and a vision restoration system comprising a sub-retinal implant developed by Pixium Vision, PRIMA, designed to deliver improved visual perception. Both therapeutic remedies require a visual stimulation device, comprising a visual interface, a mobile processor and software. Under the terms of the consortium agreement, we may exploit our own results. Jointly obtained results will be owned pro rata in accordance with our respective contribution and we will have co-exclusive rights to use and license, in our respective domain, the jointly-owned results of our research. FVE will be entitled to royalties based on sales from any direct or indirect commercial use of these jointly-owned results.

Under the terms of this agreement we are responsible for conducting all research and development activities in relation to our product candidates, from proof of concept to request for marketing authorizations.

During the collaboration period, the Program is governed by a joint steering committee, or JSC, consisting of representatives of the parties to the collaboration agreement. The JSC is responsible for, among other things, monitoring and assessing the progress of collaboration activities, validating the results and information provided by working groups, modifying or suspending the program in whole or in part and approving amendments to this agreement.

Under the terms of the agreement, results obtained become the property of the party responsible for carrying out the research. In the case of joint research, results become the property of the parties involved with the research on a pro rata basis in accordance with their respective contributions. We may freely use our own and joint results, except for research benefiting third parties. We may be granted an operating license should we need specific knowledge of results of another party, and a free use of rights of products developed by FVE under the Program as well as a right of first review on any of the results of FVE. We and Pixium Vision have been granted a joint-exclusive operating license, each in our respective fields, on joint results obtained within the program. In consideration for this joint exclusivity, we and Pixium Vision pay royalties to FVE, calculated as a percentage of net sales generated by the joint results and joint patents. Such royalties may not exceed 0.6 percent of revenues generated by the commercial use of the patent, and an annual threshold of €50,000 per company, and shall expire when the cumulated amount of royalties paid reaches a total of €500,000.

The term of the agreement is five years and six months, subject to prior termination.

Master Agreement

In December 2014, we entered into a master agreement relating to the Program with Bpifrance Financement, Pixium Vision and FVE setting forth the characteristics of the Program, to fix the amount and conditions for awarding funding granted by Bpifrance Financement as well as to clarify the principles and arrangements for monitoring the implementation of the Program by Bpifrance Financement.

Financial Aid Agreement

In December 2014, we entered into a financial aid agreement relating to the Program with Bpifrance Financement, Pixium Vision and FVE setting forth the amounts and conditions upon which Bpifrance Financement shall grant financial aid to the Program. We will benefit from approximately €6.8 million, of which €1.1 million is available as subsidies and approximately €5.7 million as repayable advances. The approximately €5.7 million repayable advances and any interest thereon will only be repayable if and when the product hits the market. Should we, within two years following the termination of this agreement, reach cumulated revenues of €80 million (excluding taxes) we shall be required to make an additional payment to Bpifrance Financement of a maximum aggregate amount of €2.72 million. The financial aid from Bpifrance Financement is intended to cover both industrial research and experimental development.

The terms of the consortium agreement, master agreement and financial aid agreement currently apply to the development of the optogenetics product candidate targeting RP known as GS020. The parties intend to supplement the agreements no later than December 2015 to include provisions relating to the development of GS030.

Institut de la Vision

In December 2013, we entered into a framework agreement with Université Pierre et Marie Curie, Institut National de la Santé et de la Recherche Médicale, Centre National de la Recherche Scientifique and Centre de Recherche Institut de la Vision under which the parties agree to create a partnership in the field of research and development in ophthalmic diseases.

The framework agreement covers research activities, such as research on small molecules, proteins and expression of therapeutic genes, the study of therapeutic candidates on which we hold rights, cooperation in the field of sight restoring strategy by means of an optogenetic approach for persons suffering from RP or GA, in the field of mitochondria and therapeutic genetic remedies of LHON and by a transfer of biological equipment.

Under the terms of this framework agreement, we agree to pay €2,209,957, excluding taxes, at our discretion, over a three-year period starting 2014, in consideration for the specific research and development activities undertaken by the laboratory and the exclusive right of use in the field granted to us by our partners on joint results.

Either party may terminate this cooperation agreement in the event that the other party materially breaches or defaults in the performance of any of its material obligations, where such breach continues for one month after written notice of the non-breaching party. Either party is entitled to terminate this cooperation agreement in the event that we cease business operations or become the subject of a voluntary or involuntary petition in bankruptcy.

In October 2014, as a part of the framework agreement, we entered into a specific agreement with Université Pierre et Marie Curie, Institut National de la Santé et de la Recherche Médicale and Centre National de la Recherche Scientifique for the development and evaluation of the visual stimulation goggles, for a duration of 24 months.

In October 2014, as a part of the framework agreement, we entered into a specific research agreement with Université Pierre et Marie Curie, Institut National de la Santé et de la Recherche Médicale and Centre National de la Recherche Scientifique for a program aiming to restore high acuity vision with optogenetic therapy, and defining the technical means required and the milestones to be achieved.

In June 2015, as a part of the framework agreement, we entered into a specific research agreement with Université Pierre et Marie Curie, Institut National de la Santé et de la Recherche Médicale and Centre National de la Recherche Scientifique for a program aiming to develop and approve clinical prototypes of glasses for the stimulation of an optogenetically transfected retina.

Intellectual Property

In-License Agreements

We have rights to use and exploit certain issued patents and pending patent applications under license from certain third parties.

Avalanche Biotechnologies

On February 23, 2014, we entered into a non-exclusive license agreement with Avalanche. Under the license agreement, Avalanche granted us a worldwide non-exclusive royalty-bearing sublicense, with a limited right to grant further sublicenses, under certain patents and patent applications to which Avalanche has obtained certain rights from the Regents of the University of California, or the Regents, to use, make, have made, import, sell, and offer for sale products and services that comprise a recombinant adeno-associated virus serotype 2 7m8 vector, or AAV2 7m8, to deliver any of three genes (channelrhodopsin, halorhodospin or rod-derived cone viability factor) for the treatment of ocular diseases in humans. Upon the termination of the license agreement between Avalanche and Regents, our license agreement with Avalanche will survive, provided that, among other things, we will be required to make any monetary payments that Avalanche would have been required to make under our agreement with the Regents had it not been terminated.

Under our license agreement with Avalanche, we are obliged to use commercially reasonable efforts to develop, manufacture and commercialize the licensed products at our own cost and expense in accordance with a specific development plan under the Avalanche agreement and are obligated to achieve certain specified milestones, including regulatory approvals, by certain target dates. If we fail to achieve any of these milestones by its target date, we have the option to extend the target date by 12 months upon the payment of $50,000 to Avalanche for each such extension.

We paid Avalanche a one-time license fee of $30,000 in addition to $145,000 as reimbursement for past costs for preparing, filing, prosecuting and maintaining the licensed patent rights. Under the terms of the license agreement, we also are required to reimburse Avalanche for all such present and future costs up to a maximum of $30,000 per year, together with an annual license maintenance fee of $30,000 (minus the patent expenses paid in the prior year). Further milestone payments on a product-by-product basis are expected, upon the achievement of certain late milestone events.

Further, upon the sale of any products or services licensed under the Avalanche agreement, we are required to pay to Avalanche our low-to mid-single-digit royalties on annual worldwide net sales of such licensed products and services. Our royalty payment obligations to Avalanche endure on a country-by-country and product/service-by-product/service basis for so long as at least one valid claim of any patent sublicensed from Avalanche covers the manufacture, use or sale of a given product/service in a given country.

Avalanche is responsible for and retains sole control over the prosecution, filing, maintenance and enforcement of all patents licensed to us under the agreement.

The license agreement will continue in full force and effect on a country-by-country basis until there are no remaining royalty obligations in any country, at which time the agreement shall expire in such country, unless otherwise terminated by the parties in accordance with the terms of the license agreement. We may terminate the agreement at any time upon 90 days’ prior written notice to Avalanche, and Avalanche may terminate the agreement in part or its entirety upon written notice to us if we assign the agreement in violation of its terms or fail to timely meet any of our specified development or milestones achievement obligations.

Inserm Transfert

On October 12, 2012, we entered into a license agreement with Inserm Transfert S.A. (acting as delegatee of Inserm). Under the license agreement, Inserm Transfert and Inserm granted us (i) an exclusive, royalty-bearing worldwide license under certain patent rights and biological material in the treatment of ocular diseases in humans (including mitochondrial diseases of the ocular area), (ii) a non-exclusive, royalty-bearing worldwide license under certain patent rights and biological material in the treatment of mitochondrial diseases in humans together with (iii) a non-exclusive, royalty-bearing worldwide license under certain know-how, to develop, make, have made, use, and sell or otherwise distribute certain products, in the treatment of mitochondrial diseases and ocular diseases in humans, with a limited right to grant sublicenses. Inserm Transfert and Inserm reserved the right to practice and use the patent rights and biological material in the treatment of ocular diseases in humans (including mitochondrial diseases of the ocular area) (i) for any academic purposes as well as (ii) for the performance of research programs performed in the frame of industrial partnerships and (iii) with our prior written approval on the clinical protocol, for certain non-profit clinical research. Inserm Transfert reserved the right to practice and use the know-how for any purposes as well as the patent rights and biological material for any purposes outside the treatment of ocular diseases in humans (including mitochondrial diseases of the ocular area). Under the agreement, we have the first right of negotiation for exploitation rights of any results that may issue from such non-profit clinical research in the treatment of ocular diseases in humans (including mitochondrial diseases of the ocular area) and under certain conditions. We are required to use our best efforts to develop the products in compliance with a certain development plan and to use our reasonable efforts to introduce the product into the commercial market, in each case, as soon as practicable, consistent with reasonable business practices.

Upon entering into the license agreement we paid an upfront license fee and reimbursed Inserm Transfert for all expenses incurred by it prior to entry into the license agreement in connection with the filing, prosecution, defense and maintenance of the patent rights. We are responsible for the payment of all future fees and costs relating to the prosecution, defense and maintenance of the patent rights during the term of the license agreement. In addition, we are required to make certain milestone payments to Inserm Transfert upon the achievement of certain development, regulatory and commercial milestone events. Under the terms of the license agreement, we also are required to pay Inserm Transfert low-to mid-single-digit royalties on incremental annual worldwide net sales of the products.

Under the agreement, we manage the prosecution, defense and maintenance of the licensed patent rights, at our own cost and in consultation with Inserm Transfert.

The license agreement will continue in full force and effect until the later of (i) the expiration of the last to expire patent right covering the manufacture, use or sale of the licensed product in any country of the world and (ii) ten years after the first commercial sale of the licensed product in a country in which a royalty is paid, unless otherwise earlier terminated under the terms of the license agreement. Inserm Transfert may at its sole discretion convert the license in the treatment of ocular diseases in humans into a non-exclusive license or terminate the agreement if (a) we have not timely met any of the development milestones in the development plan; (b) we interrupt certain development activities in respect of any licensed product for more than nine months; (c) we interrupt commercialization of a licensed product for more than 12 months after a first commercialization of such product in a country; (d) there is no commercialization of a licensed product within two years following the obtaining of its commercialization approval in a country; or (e) we have not put the licensed product into commercial use and are not keeping the products reasonably available to the public within ten years of the effective date of the agreement.

Association Française contre les Myopathies

On December 2, 2013, we entered into a license agreement for use of scientific data with the Association Française contre les Myopathies, or AFM, the French Muscular Dystrophy Association, Genethon and Inserm Transfert, acting as a delegate of Inserm and on behalf of the Université Pierre et Marie Curie, or UPMC. Under the agreement, AFM, Inserm, Genethon and UPMC, or the licensors, granted us a worldwide, exclusive, royalty-bearing license, with a limited right to grant sublicenses, for the use of certain scientific data and information developed, owned or controlled by the licensors, to develop, make, have made, use, and sell or otherwise distribute certain products, including to obtain authorization to develop and commercialize products for the treatment of mitochondrial diseases and ocular diseases in humans as described in our license agreement with Inserm Transfert. The scientific data are defined as data needed to obtain agencies authorizations. We are required to use all commercially reasonable efforts to develop the products in compliance with the development plan set forth in our license agreement with Inserm Transfert and to use our reasonable efforts to introduce the product into the commercial market, in each case, as soon as practical, consistent with our reasonable business practices.

We paid the licensors a one-time license fee of €10,000. We also are obliged to make milestone payments ranging from €12,500 to €375,000 upon the achievement of certain development, regulatory and commercial milestone events. We have paid the licensors €12,500 in connection herewith. Under the terms of the license agreement, we are required to pay to the licensors low single-digit royalty payments on annual worldwide net sales.

Under the license agreement, we have committed to achieving certain milestones relating to the development, manufacture and commercialization of the licensed products, including certain regulatory, clinical and commercial objectives. Under certain circumstances, such as the imposition of government regulatory restricting the implementation of the development program or requiring changes thereto, unforeseen results in preclinical experiments or clinical trials or technical constraints, we and Inserm Transfert may reasonably extend the development plan.

The license agreement will continue in full force and effect until the later of (i) the expiration of the patent rights licensed to us under our license agreement with Inserm Transfert and (ii) ten years after the first commercial sale of the product in a country in which a royalty is paid, unless otherwise earlier terminated under the terms of the license agreement. Inserm Transfert may at its sole discretion convert the exclusive license under the agreement into a non-exclusive license or terminate the agreement if (a) we have not timely met any of the development milestones in the development plan; (b) we interrupt certain development activities in respect of any product for more than nine months; (c) we have not put the product into commercial use and are not keeping the products reasonably available to the public within ten years of the effective date of the agreement.

Massachusetts Institute of Technology

In January 2015, we entered into a patent option agreement with M.I.T., under which they granted us an option to negotiate a royalty-bearing, limited-term exclusive worldwide license under certain patent rights jointly owned by M.I.T. and the University of Alberta in the field of use in the retina of the Chrimson, ChrimsonR and Jaws gene expression sequences for the prevention and treatment of blindness in humans, subject to the right of M.I.T., the University of Alberta and any other non-profit research institute to practice under the patent rights for research, teaching and educational purposes and a royalty-free, non-exclusive, non-transferable license to practice the patent rights reserved by the United States government.

We may elect to exercise the option upon written notice to M.I.T. during an initial nine-month period from January 9, 2015, or, upon the payment of an extension fee, during an additional three-month period beyond such initial period. If we exercise the option during either of these periods, the option agreement requires that we negotiate in good faith with M.I.T. a license agreement containing commercially reasonable terms and conditions for us to develop and sell products using the M.I.T. gene sequences for the prevention and treatment of blindness in humans. If we are unable to reach an agreement with M.I.T. during this negotiation period within 90 days after we exercise the option right, the patent option agreement shall terminate. We expect to exercise this option right prior to the end of the initial option period.

Upon entering the patent option agreement, we paid M.I.T. an upfront fee. If we choose to extend the initial option period as set forth above, we will be required to pay an extension option fee. The upfront fee and the extension option fee will be credited against any future upfront license agreement fee. We and any licensees granted an option or license under the patent rights to develop and sell products are obliged to pay all fees and costs, including attorneys’ fees, relating to the filing, prosecution and maintenance of the patent rights. We are responsible for our pro rata share of all such costs through the initial option period in addition to any extension option period and negotiation period. As commercial licensees of the licensed patent rights are added over time, our pro rata share of such costs will decrease on a forward going basis. Our pro rata share has thus far remained at 100 percent.

If we commit a material breach of our obligations under this patent option agreement and fail to cure such breach within 30 days after receiving written notice thereof, M.I.T. may terminate this patent option agreement immediately upon written notice to us. If the alleged breach involves nonpayment of any amounts due to M.I.T. under this patent option agreement, we will have only one opportunity to cure such a material breach; any subsequent material breach for nonpayment by us will entitle M.I.T. to terminate this patent option agreement immediately upon written notice to us, without the 30-day cure period.

Owned and In-Licensed Intellectual Property

We strive to protect and enhance the proprietary technology, inventions and improvements that are commercially important to the development of our business, including seeking, maintaining and defending certain patent rights licensed from third parties. We also rely on trade secrets and know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain our proprietary position in the fields of allogeneic transfer, optogenetics, gene therapy and specific optics and algorithms that may be important for the development of our business. We additionally may rely on regulatory protection afforded through data exclusivity, market exclusivity and patent term extensions where available. See “Government Regulations.”

Our future commercial success may depend, in part, on our ability to obtain and maintain patent and other proprietary protection for commercially important technologies, inventions and know-how related to our business; defend and enforce our in-licensed patents and any patents that we may own in the future; preserve the confidentiality of our trade secrets and proprietary know-how; and operate without infringing the patents and proprietary rights of third parties. Our ability to stop third parties from making, using, selling, offering to sell or importing our products may depend on the extent to which we have rights, either owned or in-licensed, under valid and enforceable patents, trade secrets or other know-how that cover these activities. In some cases, these rights may need to be enforced by third-party licensors.

We have in-licensed numerous patents and patent applications and possess significant know-how and trade secrets relating to our product candidates. Our rights to intellectual property, whether in-licensed or owned, are generally directed to methods of treatment or prevention of clinical indications important for our development programs, allotopic expression, mitochondrial trafficking, optogenetics, AAV vectors, transferring genetic material into cells, processes to manufacture and purify our product candidates, optics and other proprietary technologies and processes related to our product candidates.

At least 36 patent applications that we in-license or have an option to in-license have been filed in the United States and foreign jurisdictions by or on behalf of our licensors. To date, eight patents from these applications have been issued.

The patent application family we in-license from Avalanche relates to AAV virions with altered capsid protein 7m8 AAV. Two applications in this family are pending in the United States, and corresponding patent applications are pending in Australia, Canada, Europe, Israel, Japan, South Korea, China, Mexico, Singapore, Russia and Hong Kong. Patents that grant from this patent family are generally expected to expire in 2032, subject to possible patent term extensions.

The patent application family we in-license under our license agreement with Inserm Transfert relates to allotropic expression of mitochondrial genes and products and methods relating to mitochondrial trafficking. Within this patent family, one U.S. patent issued in 2015, three divisional applications are pending with the U.S. Patent and Trademark Office, or USPTO, one European patent issued in 2015 and one divisional application is pending in Europe. Patents that grant from this patent family are generally expected to expire in 2025, subject to possible patent term extensions.

The patent applications in the family to which we have an option to in-license under our patent option agreement with M.I.T. are pending in the United States, Europe and South Korea. The U.S. patent covering the Jaws gene expression sequences to which we have an option to in-license under the agreement issued in 2015. Patents that grant from this patent family are generally expected to expire in 2032, subject to possible patent term extensions.

The “GenSight” trademark is registered in France in connection with our business and we have filed an application for a Community Trade Mark covering all 28 member states of the European Union. We may, in the future, file additional applications to register this trademark in other territories and/or file applications for other trademarks in certain markets of interest.

In addition to the above, we have capabilities focused in the areas of preclinical research and development, manufacturing and manufacturing process scale-up, quality control, quality assurance, regulatory affairs and clinical trial design and implementation. We believe that such capabilities, together with our expertise, will help us develop products based on our proprietary intellectual property.

Government Regulation

Biological products, including gene therapy products and medical devices are subject to regulation under the Federal Food, Drug and Cosmetic Act, or FD&C Act, and the Public Health Service Act, or PHS Act, and other federal, state, local and foreign statutes and regulations. Both the FD&C Act and the PHS Act and their corresponding regulations govern, among other things, the testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, export and import, reporting, approval, advertising and other promotional practices involving biological and medical device products.

The FDA approval must be obtained before clinical testing of biological products commences, and each clinical study protocol for a gene therapy product is reviewed by the FDA and, in some instances, the National Institutes of Health, or NIH, through its Recombinant DNA Advisory Committee, or RAC. FDA approval also must be obtained before marketing of biological products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources, and regulatory approval is not guaranteed.

Within the FDA, CBER regulates gene therapy products. The CBER works closely with the NIH and its RAC, which makes recommendations to the NIH on gene therapy issues and engages in a public discussion of scientific, safety, ethical and societal issues related to proposed and ongoing gene therapy protocols. The FDA and the NIH have published guidance documents with respect to the development and submission of gene therapy protocols. Although FDA has not yet approved any human gene therapy product for sale, it has published guidance documents related to, among other things, gene therapy products in general, their preclinical assessment, observing subjects involved in gene therapy studies for delayed adverse events, potency testing and chemistry, manufacturing and control information in gene therapy INDs.

Ethical, social and legal concerns about gene therapy, genetic testing and genetic research could result in additional regulations restricting or prohibiting the processes we may use. Federal and state agencies, congressional committees and foreign governments have expressed interest in further regulating biotechnology. More restrictive regulations or claims that our products are unsafe or pose a hazard could prevent us from commercializing any products. New government requirements may be established that could delay or prevent regulatory approval of our product candidates under development. It is impossible to predict whether legislative changes will be enacted, regulations, policies or guidance changed, or interpretations by agencies or courts changed, or what the impact of such changes, if any, may be.

U.S. biological products development process

The process required by the FDA before a biological product may be marketed in the United States generally involves the following:

•	completion of non-clinical laboratory tests and animal studies according to Good Laboratory Practices, or GLP, and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•	submission to the FDA of an application for an IND, which must become effective before human clinical studies may begin;

•	performance of adequate and well-controlled human clinical studies according to the FDA’s regulations, commonly referred to as good clinical practices, or GCPs, and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biological product for its intended use;

•	submission to the FDA of aBLA for marketing approval that includes substantive evidence of safety, purity and potency from results of non-clinical testing and clinical studies;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with GMP, to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity and, if applicable, the FDA’s current good tissue practices, or GTPs, for the use of human cellular and tissue products;

•	potential FDA audit of the non-clinical and clinical study sites that generated the data in support of the BLA; and

•	FDA review and approval, or licensure, of the BLA.

Before testing any biological product candidate, including a gene therapy product, in humans, the product candidate enters the preclinical testing stage. Preclinical tests, also referred to as non-clinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLP.

Where a gene therapy study is conducted at, or sponsored by, institutions receiving NIH funding for recombinant DNA research, prior to the submission of an IND application to the FDA, a protocol and related documentation is submitted to and the study is registered with the NIH Office of Biotechnology Activities, or OBA, pursuant to the NIH Guidelines for Research Involving Recombinant DNA Molecules, or NIH Guidelines. Compliance with the NIH Guidelines is mandatory for investigators at institutions receiving NIH funds for research involving recombinant DNA; however, many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them. Institutions that receive NIH funding also are potentially subject to review by the NIH Office of Biotechnology Activities’ RAC however, NIH recently announced that the RAC will soon only publicly review clinical trials if the trials cannot be evaluated by standard oversight bodies and pose unusual risks.

The clinical study sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical study on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical study can begin. The FDA may impose clinical holds on a biological product candidate at any time before or during clinical studies due to safety concerns or non-compliance. If the FDA imposes a clinical hold, studies may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical studies to begin, or that, once begun, issues will not arise that suspend or terminate such studies.

Clinical studies involve the administration of the biological product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the study sponsor’s control. Clinical studies are conducted under protocols detailing, among other things, the objectives of the clinical study, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical study will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. Clinical studies must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research subjects provide informed consent. Further, each clinical study must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical study will be conducted. An IRB is charged with protecting the welfare and rights of study participants and considers such items as whether the risks to individuals participating in the clinical studies are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical study subject or his or her legal representative and must monitor the clinical study until completed. Clinical studies also must be reviewed by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment.

Human clinical studies are typically conducted in three sequential phases that may overlap or be combined:

Phase I. The biological product is initially introduced into healthy human subjects and tested for safety, dose tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

Phase II. The biological product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

Phase III. Clinical studies are undertaken to further evaluate dosage, clinical efficacy, potency and safety in an expanded patient population at geographically dispersed clinical study sites. These clinical studies are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. In some cases, the FDA may condition approval of a BLA for a product candidate on the sponsor’s agreement to conduct additional clinical trials after the product’s approval. In other cases, a sponsor may voluntarily conduct additional clinical trials post approval to gain more information about the product. Post-approval clinical studies, sometimes referred to as Phase IV clinical studies, may be conducted after initial marketing approval. These clinical studies are used to gain additional information from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. The FDA recommends that sponsors observe subjects for potential gene therapy-related delayed adverse events for a 15-year period, including a minimum of five years of annual examinations followed by ten years of annual queries, either in person or by questionnaire, of study subjects.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data and clinical study investigators. Annual progress reports detailing the results of the clinical studies must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA, the NIH and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase I, Phase II and Phase III clinical studies may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend a clinical study at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical study at its institution if the clinical study is not being conducted in accordance with the IRB’s requirements or if the biological product has been associated with unexpected serious harm to patients.

Sponsors of clinical trials of investigational products are required to register on clinicaltrials.gov, a National Institute of Health website registry database, and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. Competitors may use this publicly-available information to gain knowledge regarding the progress of development programs.

Human gene therapy products are a new category of therapeutics. Because this is a relatively new and expanding area of novel therapeutic interventions, there can be no assurance as to the length of the study period, the number of patients the FDA will require to be enrolled in the studies in order to establish the safety, efficacy, purity and potency of human gene therapy products, or that the data generated in these studies will be acceptable to the FDA to support marketing approval. The NIH and the FDA have a publicly accessible database, the Genetic Modification Clinical Research Information System which includes information on gene transfer studies and serves as an electronic tool to facilitate the reporting and analysis of adverse events on these studies.

Concurrent with clinical studies, companies usually complete additional animal studies and must also develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with GMP requirements. To help reduce the risk of the introduction of adventitious agents (unwanted viruses or bacteria), with use of biological products, the PHS Act emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. biological product review and approval processes

After the completion of clinical studies of a biological product, FDA approval of a BLA must be obtained before commercial marketing of the biological product. The BLA must include results of product development, laboratory and animal studies, human studies, information on the manufacture and composition of the product, proposed labeling and other relevant information. In addition, under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. According to the FDA’s fee schedule, effective through September 30, 2015, the user fee for an application requiring clinical data, such as a BLA, is $2,335,200. PDUFA also imposes an annual product fee for biologics of $110,370 and an annual establishment fee of $569,200 on facilities used to manufacture prescription biologics. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe and potent, or effective, for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with GMP to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the biological product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, is necessary to assure the safe use of the biological product. If the FDA concludes REMS is needed, the sponsor of the BLA must submit proposed REMS; the FDA will not approve the BLA without REMS, if required.

Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with GMP requirements and adequate to assure consistent production of the product within required specifications. For a gene therapy product, the FDA also will not approve the product if the manufacturer is not in compliance with the GTPs. The GTPs are FDA regulations that govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues, and cellular and tissue based products, or HCT/Ps, which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human recipient. The primary intent of the GTP requirements is to ensure that cell and tissue based products are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease. FDA regulations also require tissue establishments to register and list their HCT/Ps with the FDA and, when applicable, to evaluate donors through screening and testing. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical studies were conducted in compliance with IND study requirements and GCP requirements. To assure cGMP, GTP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production and quality control.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval. Data obtained from clinical studies are not always conclusive and the FDA may interpret data differently than we interpret the same data. If the agency decides not to approve the BLA in its present form, the FDA will issue a complete response letter that usually describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical studies. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. In addition, the FDA may require postmarketing clinical studies, sometimes referred to as Phase IV clinical studies, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

One of the performance goals agreed to by the FDA under the PDUFA is to review 90% of standard BLAs in 12 months of receipt and 90% of priority BLAs in eight months of receipt, whereupon a review decision is to be made. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs, and its review goals are subject to change from time to time. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the BLA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan product designation must be requested before submitting a BLA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan product exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same biological product as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. If a drug or biological product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity. Orphan drug status in the European Union has similar, but not identical, benefits.

Expedited development and review programs

The FDA is authorized to expedite the review of BLAs in several ways. For example, the Fast Track program is intended to expedite or facilitate the process for reviewing new drugs and biological products that meet certain criteria. Specifically, new drugs and biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a Fast Track product at any time during the clinical development of the product. Unique to a Fast Track product, the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.

Any product submitted to the FDA for marketing, including under a Fast Track program, may be eligible for other types of FDA programs intended to expedite development and review, such as breakthrough designation, priority review and accelerated approval.

Priority review. Any product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biological product designated for priority review in an effort to facilitate the review.

Accelerated approval. A product may be eligible for accelerated approval. Drug or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical studies establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled postmarketing clinical studies. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Breakthrough therapy designation. To qualify for the breakthrough therapy program, product candidates must be intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence must indicate that such product candidates may demonstrate substantial improvement on one or more clinically significant endpoints over existing therapies. The FDA will seek to ensure the sponsor of a breakthrough therapy product candidate receives intensive guidance on an efficient development program, intensive involvement of senior managers and experienced staff on a proactive, collaborative and cross-disciplinary review, and rolling review.

Fast Track designation, breakthrough designation, priority review and accelerated approval do not change the standards for approval, but may expedite the development or approval process.

Biological product manufacturers and other entities involved in the manufacture and distribution of approved biological products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with GMPs and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain GMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including withdrawal of the product from the market. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

U.S. patent term restoration and marketing exclusivity

Depending upon the timing, duration and specifics of the FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved biological product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. PTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical studies and other factors involved in the filing of the relevant BLA.

A biological product can obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot accept or approve a biosimilar application.

The Patient Protection and Affordable Care Act, or Affordable Care Act, signed into law on March 23, 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product. A reference biologic is granted twelve years of exclusivity from the time of first licensure of the reference product. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. However, complexities associated with the larger and often more complex structure of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

Review and Approval of Medical Devices in the United States

Medical devices in the United States are strictly regulated by the FDA. Under the FD&C Act, a medical device is defined as an instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including a component part, or accessory which is, among other things: intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals; or intended to affect the structure or any function of the body of man or other animals, and which does not achieve its primary intended purposes through chemical action within or on the body of man or other animals and which is not dependent upon being metabolized for the achievement of any of its primary intended purposes. This definition provides a clear distinction between a medical device and other FDA regulated products such as drugs. If the primary intended use of the product is achieved through chemical action or by being metabolized by the body, the product is usually a drug. If not, it is generally a medical device.

Unless an exemption applies, a new medical device may not be marketed in the United States unless and until it has been cleared through filing of a 510(k) premarket notification, or 510(k), or approved by the FDA pursuant to a Premarket Approval, or PMA, application. The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness.

Class I devices are low risk devices for which reasonable assurance of safety and effectiveness can be provided by adherence to the FDA’s general controls for medical devices, which include applicable portions of the FDA’s Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events and malfunctions and appropriate, truthful and non-misleading labeling, advertising and promotional materials. Many Class I devices are exempt from premarket regulation; however, some Class I devices require premarket clearance by the FDA through the 510(k) premarket notification process.

Class II devices are moderate risk devices and are subject to the FDA’s general controls, and any other special controls, such as performance standards, post-market surveillance and FDA guidelines, deemed necessary by the FDA to provide reasonable assurance of the devices’ safety and effectiveness. Premarket review and clearance by the FDA for Class II devices are accomplished through the 510(k) premarket notification procedure, although some Class II devices are exempt from the 510(k) requirements. Premarket notifications are subject to user fees, unless a specific exemption applies.

Class III devices are deemed by the FDA to pose the greatest risk, such as those for which reasonable assurance of the device’s safety and effectiveness cannot be assured solely by the general controls and special controls described above and that are life-sustaining or life-supporting. A PMA application must provide valid scientific evidence, typically extensive preclinical and clinical trial data and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications (and supplemental PMA applications) are subject to significantly higher user fees than are 510(k) premarket notifications.

510(k) Premarket Notification

To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating that the proposed device is “substantially equivalent” to a predicate device, which is a previously cleared 510(k) device or a pre-amendment device that was in commercial distribution before May 28, 1976, for which the FDA has not yet called for the submission of a PMA application. The FDA’s 510(k) clearance pathway usually takes from three to 12 months from the date the application is submitted and filed with the FDA, but it can take significantly longer and clearance is never assured. The FDA has issued guidance documents meant to expedite review of a 510(k) and facilitate interactions between applicants and the agency. To demonstrate substantial equivalence, a manufacturer must show that the device has the same intended use as a predicate device and the same technological characteristics, or the same intended use and different technological characteristics and does not raise new questions of safety and effectiveness than the predicate device.

Most 510(k)s do not require clinical data for clearance, but the FDA may request such data. The FDA seeks to review and act on a 510(k) within 90 days of submission, but it may take longer if the agency finds that it requires more information to review the 510(k). If the FDA determines that the device is substantially equivalent to a predicate device, the subject device may be marketed. However, if the FDA concludes that a new device is not substantially equivalent to a predicate device, the new device will be classified in Class III and the manufacturer will be required to submit a PMA application to market the product. Devices of a new type that the FDA has not previously classified based on risk are automatically classified into Class III by operation of the FD&C Act, regardless of the level of risk they pose. To avoid requiring PMA review of low- to moderate-risk devices classified in Class III by operation of law, the FD&C Act allows the FDA to classify a low- to moderate-risk device not previously classified into Class I or II, a process known as the de novo process. A company may apply directly to the FDA for classification of its device as de novo or may submit a de novo petition within 30 days of receiving a not substantially equivalent determination.

Modifications to a 510(k)-cleared device frequently require the submission of a traditional 510(k), but modifications meeting certain conditions may be candidates for FDA review under a Special 510(k). If a device modification requires the submission of a 510(k), but the modification does not affect the intended use of the device or alter the fundamental technology of the device, then summary information that results from the design control process associated with the cleared device can serve as the basis for clearing the application. A Special 510(k) allows a manufacturer to declare conformance to design controls without providing new data. When the modification involves a change in material, the nature of the “new” material will determine whether a traditional or Special 510(k) is necessary.

Any modification to a 510(k)-cleared product that would constitute a major change in its intended use or any change that could significantly affect the safety or effectiveness of the device may, in some circumstances, require the submission of a PMA application, if the change raises complex or novel scientific issues or the product has a new intended use. A manufacturer may be required to submit extensive preclinical and clinical data depending on the nature of the changes.

The FDA requires every manufacturer to make the determination regarding the need for a new 510(k) submission in the first instance, but the FDA may review any manufacturer’s decision. If the FDA disagrees with the manufacturer’s determination and requires new 510(k) clearances or PMA application approvals for modifications to previously cleared products for which the manufacturer concluded that new clearances or approvals are unnecessary, the manufacturer may be required to cease marketing or distribution of the products or to recall the modified product until it obtains clearance or approval, and the manufacturer may be subject to significant regulatory fines or penalties. In addition, the FDA is currently evaluating the 510(k) process and may make substantial changes to industry requirements.

Premarket Approval Application

The PMA application process for approval to market a medical device is more complex, costly and time- consuming than the 510(k) clearance procedure. A PMA application must be supported by extensive data, including technical information regarding device design and development, preclinical studies, clinical trials, manufacturing and controls information and labeling information that demonstrate the safety and effectiveness of the device for its intended use. After a PMA application is submitted, the FDA has 45 days to determine whether it is sufficiently complete to permit a substantive review. If the PMA application is complete, the FDA will file the PMA application. If the FDA accepts the application for filing, the agency will begin an in-depth substantive review of the application. By statute, the FDA has 180 days to review the application although, generally, review of the application often takes between one to three years, and may take significantly longer. If the FDA has questions, it will likely issue a first major deficiency letter within 150 days of filing. It may also refer the PMA application to an FDA advisory panel for additional review, and will conduct a preapproval inspection of the manufacturing facility to ensure compliance with the Medical Device Quality System Regulation, or QSR, either of which could extend the 180-day response target. In addition, the FDA may request additional information or request the performance of additional clinical trials in which case the PMA application approval may be delayed while the trials are conducted and the data acquired are submitted in an amendment to the PMA. Even with additional trials, the FDA may not approve the PMA application.

If the FDA’s evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter authorizing commercial marketing or an approvable letter that usually contains a number of conditions that must be met in order to secure final approval. If the FDA’s evaluations are not favorable, the FDA will deny approval of the PMA application or issue a not approvable letter. The PMA application process, including the gathering of clinical and non-clinical data and the submission to and review by the FDA, can take several years, and the process can be expensive and uncertain. Moreover, even if the FDA approves a PMA application, the FDA may approve the device with an indication that is narrower or more limited than originally sought. The FDA can impose post-approval conditions that it believes necessary to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution. After approval of a PMA application, a new PMA application or PMA application supplement may be required for a modification to the device, its labeling, or its manufacturing process. PMA application supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive technical or clinical data or the convening of an advisory panel. The time for review of a PMA application supplement may vary depending on the type of change, but it can be lengthy. In addition, in some cases the FDA might require additional clinical data.

Investigational Device Exemption

A clinical trial is typically required for a PMA application and, in a small percentage of cases, the FDA may require a clinical study in support of a 510(k) submission. A manufacturer that wishes to conduct a clinical study involving the device is subject to the FDA’s investigational device exemption, or IDE, regulation. The IDE regulation distinguishes between significant and nonsignificant risk device studies and the procedures for obtaining approval to begin the study differ accordingly. A significant risk device presents a potential for serious risk to the health, safety, or welfare of a subject. Significant risk devices are devices that are substantially important in diagnosing, curing, mitigating, or treating disease or in preventing impairment to human health. Studies of devices that pose a significant risk require both FDA and an IRB approval prior to initiation of a clinical study. Nonsignificant risk devices are devices that do not pose a significant risk to the human subjects. A nonsignificant risk device study requires only IRB approval prior to initiation of a clinical study.

An IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. An IDE application is considered approved 30 days after it has been received by the FDA, unless the FDA otherwise informs the sponsor prior to 30 calendar days from the date of receipt, that the IDE is approved, approved with conditions, or disapproved. The FDA typically grants IDE approval for a specified number of subjects to be enrolled at specified study centers. The clinical trial must be conducted in accordance with applicable regulations, including but not limited to the FDA’s IDE regulations and GCP. The investigators must obtain subject informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with all reporting and record keeping requirements. A clinical trial may be suspended or terminated by the FDA, the IRB or the sponsor at any time for various reasons, including a belief that the risks to the study participants outweigh the benefits of participation in the trial. Approval of an IDE does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and efficacy, even if the trial meets its intended success criteria.

Post-Approval Regulation of Biological Products and Medical Devices in the United States

After a biological product or device is placed on the market, numerous regulatory requirements apply including, but not limited to:

•	submitting and updating establishment registration and device listings with the FDA;

•	compliance with the manufacturing regulations and standards, including cGMP, for biological products, and the QSR, which require device manufacturers to follow stringent design, testing, control, documentation, record maintenance, including maintenance of complaint and related investigation files, and other quality assurance controls during the manufacturing process;

•	unannounced routine or for-cause inspections by the FDA, which may include suppliers’ facilities;

•	advertising and promotion regulations, which prohibit the promotion of products for uncleared or unapproved or “off-label” uses and impose other restrictions on labeling;

•	post-approval restrictions or conditions, including requirements to conduct post-market surveillance studies to establish continued safety data or tracking products through the chain of distribution to the patient level; and

•	compliance with the regulations requiring the reporting of adverse events and certain device malfunctions to the FDA.

The failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	untitled letters, warning letters, fines, injunctions or civil penalties;

•	recalls, detentions or seizures of products;

•	operating restrictions;

•	delays in the introduction of products into the market;

•	total or partial suspension of production;

•	delay or refusal of the FDA or other regulators to grant 510(k) clearance or PMA application approvals of new products;

•	withdrawals of 510(k) clearance or PMA application approvals; or

•	criminal prosecution.

Discovery of previously unknown problems or the failure to comply with applicable regulatory requirements could have a material adverse effect on us.

Review and Approval of Combination Products in the United States

Certain products may be comprised of components that would normally be regulated under different types of regulatory authorities, and frequently by different Centers at the FDA. These products are known as combination products. Specifically, under regulations issued by the FDA, a combination product may be:

•	a product comprised of two or more regulated components that are physically, chemically, or otherwise combined or mixed and produced as a single entity;

•	two or more separate products packaged together in a single package or as a unit and comprised of drug and device products;

•	a drug or device packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug or device where both are required to achieve the intended use, indication, or effect and where upon approval of the proposed product the labeling of the approved product would need to be changed, e.g., to reflect a change in intended use, dosage form, strength, route of administration, or significant change in dose; or

•	any investigational drug or device packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, device, or biological product where both are required to achieve the intended use, indication, or effect.

Under the FD&C Act, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. That determination is based on the “primary mode of action” of the combination product. Thus, if the primary mode of action of a device-drug combination product is attributable to the drug product, the FDA Center responsible for premarket review of the drug product would have primary jurisdiction for the combination product. The FDA has also established an Office of Combination Products to address issues surrounding combination products and provide more certainty to the regulatory review process. That office serves as a focal point for combination product issues for agency reviewers and industry. It is also responsible for developing guidance and regulations to clarify the regulation of combination products, and for assignment of the FDA center that has primary jurisdiction for review of combination products where the jurisdiction is unclear or in dispute.

Other healthcare laws and regulations

If we obtain regulatory approval for any of our product candidates, we may also be subject to healthcare regulation and enforcement by the federal government and the states and foreign governments in which we conduct our business. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

•	federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent;

•	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	the federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members;

•	the Health Insurance Portability and Accountability Act, or HIPAA, as amended by The Health Information Technology for Economic and Clinical Health Act, or HITECH, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; and

•	state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and impact our financial results.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payers. Third-party payers include government authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payer will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payer will pay for the drug product. Third-party payers may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. Moreover, a payer’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Third-party payers are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain regulatory approvals. Our product candidates may not be considered medically necessary or cost-effective. If third-party payers do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. The United States government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. By way of example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the Affordable Care Act, contains provisions that may reduce the profitability of drug products, including, for example, increased the minimum rebates owed by manufacturers under the Medicaid Drug Rebate Program, extended the rebate program to individuals enrolled in Medicaid managed care plans, addressed a new method by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payers fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on cost containment measures in the United States and other countries has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Government regulation outside of the United States

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical studies, commercial sales and distribution of our products, and pricing and reimbursement. The requirements and process governing the conduct of clinical studies, product licensing, pricing and reimbursement vary from country to country. If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Regulatory approval of biological products in the European Union

To obtain regulatory approval of an investigational biological product under European Union regulatory systems, we must submit a marketing authorization application. The application used to file the BLA in the United States is similar to that required in the European Union, with the exception of, among other things, country-specific document requirements. The European Union also provides opportunities for market exclusivity. For example, in the European Union, upon receiving marketing authorization, new chemical entities generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic product can be marketed until the expiration of the market exclusivity. However, there is no guarantee that a product will be considered by the European Union’s regulatory authorities to be a new chemical entity, and products may not qualify for data exclusivity. Products receiving orphan designation in the European Union can receive ten years of market exclusivity, during which time no similar medicinal product for the same indication may be placed on the market. An orphan product can also obtain an additional two years of market exclusivity in the European Union for pediatric studies. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.

Regulatory approval of medical devices in the European Union

Premarket approval of medical devices does not exist in the European Union; however, the European Union has adopted numerous directives and standards regulating, among other things, the design, manufacture, clinical trials, labeling, approval and adverse event reporting for medical devices. Compliance with these requirements is a prerequisite to be able to affix the CE Mark of Conformity to medical devices, without which they cannot be marketed or sold in the European Economic Area, or EEA, comprised of the European Union member states plus Norway, Iceland and Liechtenstein. Actual implementation of these directives, however, may vary on a country-by-country basis.

Employees

As of December 31, 2014, we had 18 employees, 12 of whom are full-time, 11 of whom hold Ph.D. or M.D. degrees, 13 of whom are engaged in preclinical development and regulatory affairs, clinical development, research, engineering and production, and five of whom are engaged in management and administration. We consider our labor relations to be good. As of March 31, 2015, all of our employees are located in France.

Facilities

On February 14, 2013, we entered into a sublease agreement, which expired on September 29, 2014, pursuant to which we sublet 206 square meters of office space, in addition to an exterior parking lot, located in Paris, France. The total annual rent for the office space was €85,430, excluding tax, and sublease rent.

Effective January 1, 2015, we lease office space, consisting of 656 square meters located in Paris, France. The lease for this facility expires on December 31, 2024. We believe our current office space is sufficient to meet our needs in the immediate foreseeable future and we do not expect any additional needs before 2018.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Our Executive Officers and Directors

Below is a list of the names and ages of our directors and officers as of August 10, 2015, and a brief account of the business experience of each of them. Unless otherwise stated, the business address for our directors and officers is c/o GENSIGHT BIOLOGICS S.A., 74, rue du Faubourg Saint-Antoine, 75012 Paris, France.

Name	Age	Position
Executive Officers
Bernard Gilly, Ph.D.	58	Chief Executive Officer, Chairman of the Board and Co-Founder
Thomas Gidoin	32	Chief Financial Officer
Nitza Thomasson, Ph.D.	42	Chief Pre-Clinical Officer
Didier Pruneau, Ph.D.	59	Chief Scientific Officer
Jean-Philippe Combal, Pharm.D., Ph.D.	49	Chief Operating Officer
Non-Employee Directors
Florent Gros(1)	47	Director
Peter Goodfellow, Ph.D.	64	Director
Genghis Lloyd-Harris, M.D., Ph.D.	58	Director
Guido Magni, M.D., Ph.D.	61	Director
Michael Wyzga	60	Director

(1)	Mr. Gros has notified us that he intends to resign from our board of directors immediately prior to the completion of this offering.

Executive Officers

Bernard Gilly, Ph.D., one of our founders, has served as our Chief Executive Officer and as Chairman of our board of directors since our creation. From 2012 through 2014, Dr. Gilly served as Chief Executive Officer at Pixium Vision S.A. from which date he has served as non-executive chairman of the board of directors. From 2005 to 2009, he founded and was Chairman and Chief Executive Officer of Fovea Pharmaceuticals S.A., or Fovea, a privately funded biotech company, which was acquired by Sanofi S.A., or Sanofi. He then became Senior Vice-President of the Ophthalmology Division of Sanofi S.A. until March 2012. Prior to Fovea, Dr. Gilly was a partner at Sofinnova Partners S.A.S. from December 2000 to November 2005. From January 1992 to October 2000, he was Chief Executive Officer of Transgene S.A., a company listed on the NASDAQ stock exchange and the Nouveau Marché of Euronext Paris, France. Dr. Gilly received an engineering degree from Ecole Nationale d’Agronomie and a Ph.D. from Université de Rennes.

Thomas Gidoin is our Chief Financial Officer. From 2012 to mid-2015, Mr. Gidoin was Vice President Finance at DBV Technologies S.A., where he led the Corporate Finance team and participated in public offerings and private placements, including the dual listing of DBV Technologies S.A. on the NASDAQ Global Select Market in 2014. From 2008 to 2011, Mr. Gidoin served at various positions at Ipsen S.A., including UK Operations Controller in London and Senior Financial Analyst in the Global Operations division in Paris. He started his career in audit at Ernst & Young. Mr. Gidoin received a Master’s degree in International Finance from ESGF Paris and a Master’s degree in International Management from Neoma Business School in France.

Jean-Philippe Combal, Pharm.D., Ph.D., is our Chief Operating Officer. From 2011 to early 2014, Dr. Combal was managing preclinical and clinical product and portfolio development at Galderma International S.A. for its Dermatology Strategic Therapeutic Area. Prior to joining Galderma International S.A., he served as Vice President, Director of Development at Fovea, and then held the position of Vice President, Strategic

Marketing for the Ophthalmic Division at Sanofi. Dr. Combal received a Pharm.D and Ph.D. from Paris XI and Paris V University, respectively, a master’s degree from ESCP in strategic marketing and a general management degree from CEDEP-INSEAD.

Nitza Thomasson, Ph.D., is our Chief Pre-Clinical Officer. From 2010 to 2012, Dr. Thomasson was Director of the Preclinical Department at Sanofi Ophthalmology Business division, responsible for Chemistry Manufacturing and Control, or CMC, and the preclinical regulatory program. Dr. Thomasson joined Fovea in 2009 to lead the development of compounds in ophthalmology, including non-clinical, CMC, clinical and regulatory aspects. From 2001 to 2009, she held various positions at Servier Pharmaceuticals S.A.S., including Head of Biological Studies in the Neuropsychiatry Department. Dr. Thomasson received a Ph.D. in neuroscience from Paris VI—La Salpêtrière.

Didier Pruneau, Ph.D., is our Chief Scientific Officer. From 1983 to 2005, Dr. Pruneau was Head of the Department of Pharmacology at Fournier Pharma S.A., then, from 2006 to 2009, he was Head of Scientific Operations at Fovea, and then from 2009 to 2013, Head of the Scientific Evaluation and Drug Discovery Ophthalmology Division at Sanofi. Dr. Pruneau has expertise in pharmacology of G-protein coupled receptors, nuclear receptors and ion channels. Dr. Pruneau set up and led drug discovery programs in cardiovascular diseases, traumatic brain injury, skin diseases (wound healing), pain, metabolic diseases and ocular diseases, such as ARMD, diabetic retinopathy, glaucoma, ocular surface inflammatory diseases. Dr. Pruneau received a Ph.D. in biochemistry from Dijon University and a master’s degree in pharmacology from Paris V University, followed by a fellowship in cardiovascular pharmacology in Melbourne, Australia.

Directors

Florent Gros is Managing Director at Novartis Venture Fund, a corporation that is affiliated with Novartis Pharma AG. He has held various positions in the intellectual property and venture areas at Nestlé S.A., Pasteur Merieux Connaught S.A. and Novartis S.A. Mr. Gros is a Kaufmann Fellow (class 12) and received a master’s degree in biotechnology engineering from ESBS in France. He also holds European and French patent law degrees and a Masters in Private Law. Mr. Gros currently serves on the board of Applied Immune Technologies Ltd, Atlas Genetics Ltd, Merus B.V., MyoPowers Medical Technologies S.A., Anokion S.A., Opsona Therapeutics Ltd. and Vaxin Inc. Mr. Gros has notified us that he intends to resign from our board of directors immediately prior to the completion of this offering.

Peter Goodfellow, Ph.D., is a science advisor and consultant for Abingworth LLP, or Abingworth, Sanofi and the Bill and Melinda Gates Foundation. Dr. Goodfellow was previously the Balfour Professor of Genetics at Cambridge University before working for SmithKline Beecham (later GSK) as head of research. He has founded two biotechnology companies and has sat on the Boards of Prosensa Holdings N.V., deCode and several medical charities. Dr. Goodfellow holds doctorates from Oxford and Bristol Universities.

Genghis Lloyd-Harris, M.D., Ph.D., is Partner at Abingworth. Prior to joining Abingworth in 2004, Dr. Lloyd-Harris was Managing Director in the European equity research group at Credit Suisse First Boston (CSFB) where he was responsible for coverage of the European biotechnology industry and was ranked first for Pan-European Biotechnology in the Institutional Investor surveys each year from 2001 to 2003. Before joining equity research at CSFB, he worked for CSFB’s health care group in the investment banking division in New York. Dr. Lloyd-Harris was previously a paediatrician in Melbourne, Australia. Dr. Lloyd-Harris holds a medical degree from the University of Liverpool, UK, a Ph.D. in clinical pharmacology from the University of Melbourne, Australia, and an MBA from Harvard Business School. Dr. Lloyd-Harris currently serves on the board of Avillion LLP, Wilson Therapeutics AB and Abingworth, and has previously served on the board of several companies, including Solexa Inc., Novexel S.A., HBI Ltd., Syntaxin Ltd., In Pharmatica Ltd. and Synosia AG.

Guido Magni, M.D., Ph.D., is a Partner with Versant Ventures, based in Basel, Switzerland. Dr. Magni previously served as a Managing Director of EuroVentures, a Versant incubator, where he was involved with several biotech investments including Synosia Therapeutics AG, which was sold to Biotie Therapeutics AG, or

Biotie, Flexion Therapeutics AG and Okairos AG, which was sold to GSK. Dr. Magni was previously Global Head of Medical Sciences in Roche, in the Global Drug Development department. During his twelve years in this position, Dr. Magni oversaw the development and the registration of a large number of new chemical and biological entities including Pegasys, Mabthera, Xeloda, Herceptin, Tamiflu and Tarceva. Dr. Magni currently serves on the board of Biotie, Piqur Therapeutics AG and AM Pharma B.V.. Dr. Magni has an M.D. degree from the University of Padua and a Ph.D. in neuropharmacology.

Michael Wyzga, is currently a biotechnology consultant and has extensive experience in the biotechnology industry. Mr. Wyzga served as the President and Chief Executive Officer and a member of the board of Radius Health, Inc., a biopharmaceutical company, from November 2011 to November 2013. Prior to that, Mr. Wyzga joined Genzyme in March 1999 where he served as Executive Vice President, Finance from May 2003 until November 2011 and as Chief Financial Officer from July 1999 until June 2011. Mr. Wyzga previously served on the board of Idenix Pharmaceuticals, Inc. and Prosensa Holding N.V. Mr. Wyzga currently serves on the board of Oncomed Pharmaceuticals, Inc., Akebia Therapeutics, Inc. and Exact Sciences Corp. Mr. Wyzga received an M.B.A. from Providence College and a B.S. from Suffolk University.

Each of Dr. Magni and Dr. Goodfellow has been appointed to our board of directors pursuant to the Shareholders Agreement. See “Related-Party Transactions—Transactions with Our Principal Shareholders.”

Family Relationships

There are no family relationships among any of our executive officers or directors.

Composition of our Board of Directors

We currently have six directors, less than a majority of whom are citizens or residents of the United States. We intend to appoint one additional independent director by the end of 2016.

Under French law and our bylaws, our board of directors must be composed of between three and 18 members. Within this limit, the number of directors is determined by our shareholders. Directors are elected, re-elected and may be removed at a shareholders’ general meeting with a simple majority vote of our shareholders. Pursuant to our bylaws, our directors are elected for three-year terms. In accordance with French law, our bylaws also provide that our directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the votes of the shareholders present, represented by a proxy or voting by mail at the relevant ordinary shareholders’ meeting, and that any vacancy on our board of directors resulting from the death or resignation of a director, provided there are at least three directors remaining, may be filled by vote of a majority of our directors then in office provided that there has been no shareholders’ meeting since such death or resignation. Directors chosen or appointed to fill a vacancy shall be elected by the board of directors for the remaining duration of the current term of the replaced director. The appointment must then be ratified at the next shareholders’ general meeting. In the event the board of directors would be composed of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board of directors, in accordance with French law.

The following table sets forth the names of our directors, the year of their initial appointment as directors and the expiration dates of their current term:

Name	Current Position	Year of Initial Appointment	Term Expiration Year(1)
Bernard Gilly, Ph.D.	Chief Executive Officer, Chairman of the Board and Co-Founder	2012	2015
Florent Gros	Director	2013	2016
Peter Goodfellow, Ph.D.	Director	2014	2017
Genghis Lloyd-Harris, M.D., Ph.D.	Director	2013	2016
Guido Magni, M.D., Ph.D.	Director	2013	2016
Michael Wyzga	Director	2015	2018

(1)	At the end of the ordinary general meeting convened to approve the accounts for the previous financial year during the year in which their term office expires.

In addition, Mr. Roulon, representing Bpifrance Investissement, has been appointed as a non-voting observer (censeur) of our board of directors since December 2013, its term expiring in 2016.

Dr. Sahel and Mr. de Rubertis were appointed as non-voting observers (censeurs) of our board of directors in 2013, their terms expiring in 2016.

Director Independence

As a foreign private issuer, under the listing requirements and rules of NASDAQ, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to comply with independent requirements. However, our board of directors has determined that, under current listing requirements and rules of NASDAQ (which we are not subject to) and taking into account any applicable committee independence standards, Mr. Wyzga and Dr. Goodfellow are “independent directors.” In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any). By the end of 2016, we intend that at least 50% of our board members will be independent.

Role of the Board in Risk Oversight

Our board of directors is primarily responsible for the oversight of our risk management activities and has delegated to the audit committee the responsibility to assist our board in this task. While our board oversees our risk management, our management is responsible for day-to-day risk management processes. Our board of directors expects our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face.

Corporate Governance Guidelines

As a foreign private issuer listed on the NASDAQ Global Market, we are subject to corporate governance listing standards. However, rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices for non-public companies in France, which is our home country, may differ significantly from corporate governance listing standards. We intend to rely on exemptions for foreign private issuers and follow French corporate governance practices as applicable to a non-public French company in lieu of the NASDAQ corporate governance rules, including such rules requiring

(1) a majority of the board of directors to consist of independent directors; (2) the establishment of a nominating and corporate governance committee; (3) the compensation committee to be composed entirely of independent directors; and (4) that independent directors hold regularly scheduled meetings at which only independent directors are present.

As a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. However, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting.

In addition, NASDAQ rules require that a listed company specify that the quorum for any meeting of the holders of ordinary shares at least 33 1/3% of the outstanding shares of the company’s common voting stock. Consistent with French Law, our bylaws provide that a quorum requires the presence of shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary shareholders’ general meeting or at an extraordinary shareholders’ general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ general meeting. If a quorum is not present, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months. See the section of this prospectus entitled “Description of Share Capital—Certain Important Provisions of Our Articles of Incorporation, Bylaws and French Law.”

Board Structure and Committee Composition

The board of directors has established an audit committee and a compensation committee, which operate pursuant to a charter adopted by our board of directors. The composition and functioning of all of our committees will comply with all applicable requirements of the French Commercial Code, the Exchange Act, the exchange on which the ADSs are listed, and SEC rules and regulations.

In accordance with French law, committees of our board of directors only have an advisory role and can only make recommendations to our board of directors. As a result, decisions will be made by our board of directors taking into account the non-binding recommendations of the relevant board committee.

Audit Committee

Our audit committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent registered public accountants and assists our board of directors in its oversight of our corporate accounting and financial reporting. Mr. Gros, Dr. Lloyd-Harris, Dr. Magni, Dr. Goodfellow and Mr. Wyzga currently serve on our audit committee. Mr. Gros is the chairperson of our audit committee. Our board has determined that Mr. Wyzga and Dr. Goodfellow are independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act and Mr. Gros, Dr. Lloyd-Harris and Dr. Magni do not satisfy the independence requirements of listing rules and Rule 10A-3 under the Exchange Act. Our board of directors has further determined that Mr. Wyzga is an “audit committee financial expert” as defined by SEC rules and regulations and that Mr. Wyzga qualifies as financially sophisticated under the applicable exchange listing rules. We intend to comply with the applicable independence requirements with respect to our audit committee within the applicable time frame under the applicable transition rules of the SEC. We are required to have one audit committee member who meets the independence requirements for the first 90 days following the closing of the offering. By the end of the first year following the closing of the offering, a majority of our audit committee members must meet the independence requirements.The principal duties and responsibilities of our audit committee include (1) analyzing economic and financial information and (2) ensuring the accuracy and honesty of our company’s financial statements, as well as the quality of the information provided.

Our board of directors has specifically assigned the following duties to the audit committee:

•	with regard to our financial statements:

•	examine our draft budgets and draft annual financial statements, as well as our draft three-year plan before the board meets;

•	meet with our statutory auditor to assist the board in its verification and control tasks;

•	evaluate and contribute to defining the applicable accounting, financial or ethical standards to be implemented by us, and prevent any potential violations in applying these standards;

•	examine draft comments, announcements and financial communications on the financial statements;

•	examine any contemplated issues of new securities or bonds by us; and

•	provide specific advice to our financial team at our company’s request.

•	with regard to our external control system:

•	assess proposed nominations for our statutory auditors and their compensation, after receiving competitive bids; and

•	each year, with the statutory auditors, examine their action plans, findings and recommendations, as well as the follow-up given to them.

•	with regard to our internal control and audit systems:

•	evaluate our internal control systems with internal control managers; and

•	examine the audit programs and action plans with internal control managers, the findings of these interventions and actions, and make recommendations.

•	with regard to treasury:

•	examine general treasury policy (investments and borrowings, risk-hedging tools) and our cash situation.

Compensation Committee

Our compensation committee assists our board of directors in reviewing and making recommendations to our board of directors with respect to the compensation of our executive officers and directors. Mr. Gros, Dr. Lloyd-Harris, Dr. Magni and Dr. Goodfellow currently serve on the compensation committee. Dr. Lloyd-Harris is the chairperson of our compensation committee. The principal duties and responsibilities of our compensation committee include:

•	propose the total compensation, retirement and social security systems and benefits in kind for corporate officers and members of our executive committee, based on an assessment of individual performance;

•	propose the annual gross compensation of all managers whose compensation exceeds €100,000 per year, based notably on comparative market factors;

•	as applicable, propose directors’ attendance fees to be submitted to the general shareholders’ meeting, as well as their distribution among board members;

•	provide an opinion on our key guidelines with regard to compensation policy;

•	give its opinion on the principles set by us with regard to profit sharing and shareholding; and

•	give its opinion on funds allocated to board members elected by the employees, if applicable.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee. For a description of any transactions between us and members of our Compensation Committee and affiliates of such members, please see “Related-Party Transactions.”

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, executive officers and directors. Following the completion of this offering, the Code of Conduct will be available on our website at www.gensight-biologics.com. The audit committee of our board of directors will be responsible for overseeing the Code of Conduct and will be required to approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

EXECUTIVE COMPENSATION

Compensation of Directors and Executive Officers.

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2014, was €1,113,787 million. For the year ended December 31, 2014, €8,580 of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.

Director Compensation

Our shareholders at the ordinary shareholders’ general meeting of 2014 set the total annual attendance fees to be distributed among non-employee directors, except those who are affiliated with one of our significant shareholders, at €35,000. On July 2, 2014, upon recommendation of our compensation committee, our board of directors set the attendance fee for our independent director at €7,000 per meeting. The following table sets forth information regarding the compensation earned by our directors who are not executive officers or affiliated with one of our significant shareholders for service on our board of directors during the year ended December 31, 2014. Dr. Gilly, our Chief Executive Officer, Chairman and Co-Founder, is a director but does not receive any additional compensation for his services as a director.

Name	Fees Earned (€)	Warrants (€)		Total (€)
Florent Gros	—	—		—
Peter Goodfellow, Ph.D.	35,127	9,976	(1)	44,976
Genghis Lloyd-Harris, M.D., Ph.D.	—	—		—
Guido Magni, M.D., Ph.D.	—	—		—

(1)	Granted in 2014, consisting of 82,500 share warrants (BSA)

Our other directors receive no compensation for their service as directors but are reimbursed for reasonable expenses incurred in connection with attending board and committee meetings.

Except as described in the section of this prospectus entitled “Related-Party Transactions—Agreements with Our Directors and Executive Officers” with respect to Dr. Gilly, there are no arrangements or understandings between us and any of our directors providing for benefits upon termination of their service as our directors.

CEO Compensation

The following table sets forth information regarding compensation earned by Dr. Gilly, our Chief Executive Officer, Chairman and Co-Founder, during the year ended December 31, 2014.

Name and principal position	Salary (€)	Bonus (€)	Equity Awards (€)	Non-Equity Incentive Plan Compensation (€)		All Other Compensation (€)		Total (€)
Bernard Gilly, Ph.D.	250,000	—	—	112,503	(1)	41,432	(2)	403,943
Chief Executive Officer, Chairman and Co-Founder

(1)	On February 11, 2015, our board of directors awarded Dr. Gilly a variable compensation of €112,503 as a bonus for achieving qualitative and quantitative objectives regarding the fiscal year ended December 31, 2014, mainly related to research and development programs progressing as planned.
(2)	Consisting of a housing allowance.

Executive Compensation Arrangements

For a discussion of our employment arrangements with our executive officers, see the section of this prospectus entitled “Related-Party Transactions—Employment Arrangements.” Except the arrangements described in the section of this prospectus entitled “Related-Party Transactions—Employment Arrangements,” there are no arrangements or understanding between us and any of our other executive officers providing for benefits upon termination of their employment, other than as required by applicable law.

Limitation of Liability and Indemnification Matters

Under French law, provisions of bylaws that limit the liability of directors are prohibited. However, French law allows sociétés anonymes to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers. Criminal liability cannot be indemnified under French law, whether directly by us or through liability insurance.

We intend to maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act, and we intend to enter into agreements with our directors and executive officers to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under French law, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity. We believe that this insurance and these agreements are necessary to attract qualified directors and executive officers.

These agreements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these insurance agreements.

Certain of our non-employee directors may, through their relationships with their employers or partnerships, be insured against certain liabilities in their capacity as members of our board of directors.

Equity Incentive

We believe that our ability to grant incentive awards is a valuable and necessary compensation tool that allows us to attract and retain the best available personnel for positions of substantial responsibility, provides additional incentives to employees and promotes the success of our business. Due to French corporate law and tax considerations, historically, we have granted several different equity incentive instruments to our directors, executive officers, employees and other service providers. These are:

•	share warrants for founders, otherwise known as bons de souscription de parts de créateurs d’entreprise, or BCE, granted to our officers and employees; and

•	share warrants, otherwise known as bons de souscription d’actions, or BSA, historically typically granted only to non-employee directors not eligible for share warrants for founders.

Our board of directors’ authority to grant these equity incentive instruments and the aggregate amount authorized to be granted must be approved by a two-thirds majority of the votes held by our shareholders present, represented or voting by authorized means at the relevant extraordinary shareholders’ meeting. Once approved by our shareholders, our board of directors can continue to grant equity awards for 18 months for share warrants for founders and share warrants and for 38 months for employee share options and free shares authorized by the shareholders. To date, no employee share options or free share have been authorized.

In general, share warrants for founders and share warrants no longer continue to vest following termination of the employment, office or service of the holder and all vested shares must be exercised within post-termination exercise periods set forth in the grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable grant documentation provides for appropriate adjustments of the numbers of shares issuable and/or the exercise price of the outstanding warrants or share options.

As of August 10, 2015, BCE warrants and BSA warrants held by directors of the Company could be exercised for the purchase of an aggregate of 3,192,696 ordinary shares at a weighted average exercise price of €0.01, or $                     per share. In addition, BCE warrants and BSA warrants could be exercised for the purchase of an aggregate of 2,135,747 ordinary shares at a weighted average exercise price of €1.31, or $             per share.

Share Warrants for Founders (BCE)

Share warrants for founders were granted only to our employees who are French tax residents as they carry favorable tax and social security treatment for French tax residents. Share warrants for founders may also be granted to our chairman and chief executive officers and to our executive officers. They entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our board of directors and at least equal to the fair market value of an ordinary share on the date of grant. Share warrants for founders may only be issued by growth companies meeting certain criteria, which we will not meet following the completion of the offering. There is no legal limitation to the size of the share warrant for founders pool under French law.

We have issued three types of share warrants for founders as follows:

	BCE Issued July 2013		BCE Issued April 2014		BCE Issued December 2014		BCE Issued July 2015
Meeting Date	02/05/2013		02/05/2013		06/25/2014		06/29/2015
Date of allocation by the board of directors	07/08/2013		04/09/2014		12/03/2014		07/08/2015
Total number of BCE authorized	5,837,398	(1)	5,837,398	(1)	5,837,398	(1)	2,140,000	(2)
Total number of BCE granted	2,230,000		484,500		150,000		1,833,247
Including those granted to Dr. Gilly	750,000		—		—		402,500
Start date for the exercise of the BCE	07/08/2013		04/08/2024		12/03/2014		07/08/2015
BCE expiry date	07/07/2023		04/07/2024		12/02/2024		07/07/2025
BCE exercise price	€0,01		€0,01		€0,01		€1,31
Number of shares subscribed as of August 10, 2015	404,404		—		—		—
Total number of BCE canceled or obsolete as of August 10, 2015	—		—		—		—
Total number of BCE outstanding as of August 10, 2015	1,825,596		484,500		150,000		1,833,247
Total number of shares available for subscription as of August 10, 2015	1,825,596		484,500		150,000		1,833,247

(1)	i.e. 15% of our fully diluted share capital.
(2)	i.e. 5% of our fully diluted share capital.

Pursuant to delegations granted by our shareholders, our board of directors determined the recipients, dates of grant and exercise price of share warrants for founders, the number of share warrants for founders to be granted and the terms and conditions of the share warrants for founders, including the period of their exercisability and their vesting schedule.

Share warrants for founders are not transferable and may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by laws of descent or distribution and may be exercised, during the lifetime of the beneficiary, only by the beneficiary.

Share Warrants (BSA)

Historically, share warrants were typically granted by our board of directors to non-employee directors not eligible for share warrants for founders. In addition to any exercise price payable by a holder upon the exercise of any share warrant, share warrants need to be subscribed for a price which is determined by the board on the date of grant. There is no legal limitation to the size of the share warrant pool.

We have issued three types of share warrants as follows:

	BSA Issued July 2013		BSA Issued April 2014		BSA Issued July 2015
Meeting Date	02/05/2013		02/05/2013		06/29/2015
Date of allocation by the board of directors	07/08/2013		04/09/2014		07/08/2015
Total number of BSA authorized	5,837,398	(1)	5,837,398	(1)	2,140,000	(2)
Total number of BSA granted	820,000		82,500		302,500
Including those granted to Dr. Gilly	—		—		—
Start date for the exercise of the BSA	07/08/2013		04/09/2014		07/08/2015
BSA expiry date	07/07/2023		04/08/2024		07/07/2025
BSA exercise price	€0,01		€0,01		€1,31
Number of shares subscribed as of August 10, 2015	169,900		—		—
Total number of BSA canceled or obsolete as of August 10, 2015	—		—		—
Total number of BSA outstanding as of August 10, 2015	650,100		82,500		302,500
Total number of shares available for subscription as of August 10, 2015	650,100		82,500		302,500

(1)	i.e. 15% of our fully diluted share capital.
(2)	i.e. 5% of our fully diluted share capital.

Pursuant to delegations granted by our shareholders, our board of directors determined the recipients, dates of grant and exercise price of share warrants, the number of share warrants to be granted and the terms and conditions of the share warrants, including the period of their exercisability and their vesting schedule.

Share warrants may not be transferred to any person subject to certain exceptions detailed in our BSA plan.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, Series A preferred shares and Series B preferred shares as of August 10, 2015 for:

•	each beneficial owner of more than 5% of our outstanding ordinary shares; and

•	each of our directors and executive officers.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares that can be acquired within 60 days of August 10, 2015. The percentage ownership information shown in the following table prior to this offering is based upon a total of 5,044,495 ordinary shares, 17,416,135 Series A preferred shares and 11,562,175 Series B preferred shares, exchangeable into ordinary shares on a one-for-one basis, outstanding as of August 10, 2015. The percentage ownership information shown in the following table after this offering is based upon          ordinary shares outstanding, assuming the sale of          shares and ADSs by us in this offering and no exercise of the underwriters’ over-allotment option. The percentage ownership information shown in the following table after this offering if the underwriters’ over-allotment option is exercised in full is based upon a total of 5,044,495 ordinary shares, 17,416,135 Series A preferred shares and 11,562,175 Series B preferred shares, exchangeable into ordinary shares on a one-for-one basis, outstanding as of August 10, 2015, assuming the sale of          shares and ADSs by us in this offering assuming the exercise in full of the underwriters’ over-allotment option and the Series B preferred share financing.

The percentage ownership calculation and other information in the following table gives effect to the conversion of all of our outstanding Series A preferred shares and Series B preferred shares into an aggregate of 28,978,310 ordinary shares immediately prior to the completion of this offering; and excludes all outstanding warrants to purchase ordinary shares which, in the aggregate, entitle the holders to purchase          ordinary shares immediately prior to the completion of this offering.

Except as otherwise indicated, all of the shares reflected in the following table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to warrants held by that person that are immediately exercisable or exercisable within 60 days of August 10, 2015. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Except as otherwise indicated in the following table addresses of the directors, executive officers and named beneficial owners are in care of GenSight Biologics S.A., 74 rue du Faubourg Saint-Antoine 75012 Paris, France.

	Shares, BSA and BSPCE Beneficially Owned Prior to this Offering(*)		Shares, BSA and BSPCE Beneficially Owned After this Offering		Shares, BSA and BSPCE Beneficially Owned After this Offering if Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	Percentage	Percentage		Percentage
5% Shareholders:
Novartis Pharma AG(1)	6,929,435	20.37%		%		%
Abingworth Bioventures VI LP(2)	5,805,155	17.06%		%		%
Versant(3)(4)	5,805,120	17.06%		%		%
Vitavest S.à.r.l.(5)	2,546,100	7.48%		%		%
Fidelity(6)(7)	3,211,710	9.44%		%		%
Directors and Executive Officers:
Bernard Gilly(a)	1,646,501	4.18%		%		%
Didier Pruneau(b)	470,000	1.19%		%		%
Jean-Philippe Combal(c)	784,500	1.99%		%		%
Nitza Thomasson(d)	470,000	1.19%		%		%
Peter Goodfellow(e)	100,000	0.25%		%		%
Michael Wyzga(f)	100,000	0.25%		%		%
Thomas Gidoin(g)	400,000	1.02%		%		%

(*)	Pending availability of pricing data, shares beneficially owned prior to the offering have been computed giving effect to the conversion of all our outstanding Series A preferred shares and Series B preferred shares into an aggregate of 28,978,310 ordinary shares immediately prior to the completion of this offering (based on a conversion ratio equal to one ordinary share for each Series A and Series B preferred shares).
(1)	The address of Novartis Pharma AG is 35, CH-4002, Basel, Switzerland.
(2)	Abingworth Bioventures VI GP LP, a Scottish limited partnership, serves as the general partner of Abingworth Bioventures VI LP, or ABV VI. Abingworth General Partner VI LLP, an English limited liability partnership, serves as the general partner of Abingworth Bioventures VI GP LP. ABV VI (acting by its general partner Abingworth Bioventures VI GP LP, acting by its general partner Abingworth General Partner VI LLP) has delegated to Abingworth LLP, an English limited liability partnership, all investment and dispositive power over the securities held by ABV VI. An investment committee of Abingworth LLP, comprised of Joseph Anderson, Michael F. Bigham, Stephen W. Bunting, Timothy Haines and Genghis Lloyd-Harris, our director, approves investment and voting decisions by a majority vote, and no individual member has the sole control or voting power over the securities held by ABV VI. Each of Abingworth Bioventures VI GP LP, Abingworth General Partner VI LLP, Mr. Anderson, Mr. Bigham, Mr. Bunting, Mr. Haines, and Dr. Lloyd-Harris disclaims beneficial ownership of the securities held by the ABV VI except to the extent of their proportionate pecuniary interest therein. The address of the principal place of business of each of the entities and individuals listed above is c/o Abingworth LLP, Princes House, 38 Jermyn Street, London, England SW1Y 6DN.
(3)	The address of Versant is One Sansome Street, Suite 3630, San Francisco, CA 94104, USA.
(4)	Consists of 5,768,785 shares held by Versant Venture Capital IV, L.P. and 36,335 shares held by Versant Side Fund IV, L.P.
(5)	The address of Vitavest S.à.r.l. is 1, Boulevard de la Foire, L-1528 Luxembourg.
(6)	The address of Fidelity Select Portfolios: Biotechnology Portfolio, Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, Fidelity Blue Chip Growth Commingled Pool, Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, Fidelity OTC Commingled Pool and Fidelity Securities Fund: Fidelity OTC Portfolio is 245 Summer Street Boston, MA 02110, United States. The address of Pyramis Lifecycle Blue Chip Growth Commingled Pool is 900 Salem Street Smithfield, Rhode Island 02917, United States.
(7)	Consists of 832,970 shares held by Fidelity Select Portfolios: Biotechnology Portfolio, 191,500 shares held by Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, 386,175 shares held by Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, 7,145 shares held by Fidelity Blue Chip Growth Commingled Pool, 48,320 shares held by Pyramis Lifecycle Blue Chip Growth Commingled Pool, 1,059,505 shares held by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, 11,040 shares held by Fidelity OTC Commingled Pool and 675,055 shares held by Fidelity Securities Fund: Fidelity OTC Portfolio. These accounts are managed by direct or indirect subsidiaries of FMR LLC. Edward C. Johnson 3d is a Director and the Chairman of FMR LLC and Abigail P. Johnson is a Director, the Vice Chairman and the President of FMR LLC. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.
(a)	The ordinary shares shown include 996,996 shares that Bernard Gilly has the right to acquire pursuant to share warrants for founders.
(b)	The ordinary shares shown include 230,300 shares that Didier Pruneau has the right to acquire pursuant to share warrants for founders.
(c)	The ordinary shares shown include 784,500 shares that Jean-Philippe Combal has the right to acquire pursuant to share warrants for founders.
(d)	The ordinary shares shown include 230,300 shares that Nitza Thomasson has the right to acquire pursuant to share warrants for founders.
(e)	The ordinary shares shown include 100,000 shares that Peter Goodfellow has the right to acquire pursuant to share warrants.
(f)	The ordinary shares shown include 100,000 shares that Michael Wyzga has the right to acquire pursuant to share warrants.
(g)	The ordinary shares shown include 400,000 shares that Thomas Gidoin has the right to acquire pursuant to share warrants for founders.

RELATED PARTY TRANSACTIONS

Since our inception in April 2012, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related parties. Except as noted below, the following discussion does not give effect to the automatic conversion of our outstanding Series A and Series B preferred shares into ordinary shares immediately prior to the completion of this offering.

Transactions with Our Principal Shareholders

Issuance of Ordinary and Preferred Shares

Since April 17, 2012, we have sold 670,588 ordinary shares, 17,416,135 Series A preferred shares and 11,562,178 Series B preferred shares in a series of private placements.

The following table summarizes the ordinary shares, Series A and Series B preferred shares sold in connection with these private placements by our directors, executive officers, and holders of more than 5% of our outstanding voting securities and their affiliates.

Name of Shareholder	Number of Ordinary Shares Purchased (#)	Aggregate Ordinary Shares Purchase Price (€)	Number of Series A Preferred Shares Purchased (#)	Number of Series B Preferred Shares Purchased (#)	Aggregate Series A preferred shares Purchase Price (€)	Aggregate Series B preferred shares Purchase Price (€)
Abingworth Bioventures VI LP(1)	—	—	4,580,357	1,224,765	1.12	2.78
Novartis Pharma AG(2)	670,588	0.01	4,938,360	1,320,493	1.12	2.78
Versant Venture Capital IV, L.P.(3)	—	—	4,551,684	1,217,098	1.12	2.78
Versant Side Fund IV, L.P.(3)	—	—	28,673	7,667	1.12	2.78
Vitavest S.à.r.l.	—	—	2,008,929	537,178	1.12	2.78
Fidelity	—	—	—	3,211,717	—	2.78

(1)	Dr. Lloyd-Harris, one of our directors, is a Partner at Abingworth Bioventures VI LP. Abingworth Bioventures VI GP LP, a Scottish limited partnership, serves as the general partner of Abingworth Bioventures VI LP (“ABV VI”). Abingworth General Partner VI LLP, an English limited liability partnership, serves as the general partner of Abingworth Bioventures VI GP LP. ABV VI (acting by its general partner Abingworth Bioventures VI GP LP, acting by its general partner Abingworth General Partner VI LLP) has delegated to Abingworth LLP, an English limited liability partnership, all investment and dispositive power over the securities held by ABV VI. An investment committee of Abingworth LLP, comprised of Joseph Anderson, Michael F. Bigham, Stephen W. Bunting, Timothy Haines and Genghis Lloyd-Harris, our director, approves investment and voting decisions by a majority vote, and no individual member has the sole control or voting power over the securities held by ABV VI. Each of Abingworth Bioventures VI GP LP, Abingworth General Partner VI LLP, Mr. Anderson, Mr. Bigham, Mr. Bunting, Mr. Haines, and Dr. Lloyd-Harris disclaims beneficial ownership of the securities held by the ABV VI except to the extent of their proportionate pecuniary interest therein.
(2)	Mr. Gros, one of our directors, is a Managing Director at Novartis Venture Fund. Novartis Pharma AG owns Novartis Venture Fund.
(3)	Dr. Magni, one of our directors, is a member of Versant Venture IV, LLC, the general partner of Versant Venture Capital IV, L.P. and Versant Side Fund IV, L.P.

All outstanding Series A preferred shares and Series B preferred shares will be automatically converted on a one-for-one basis into ordinary shares immediately prior to the completion of the offering.

Transactions with Our Principal Shareholders

Shareholders’ Agreement

We are a party to a shareholders’ agreement under which certain holders of our capital shares, including entities with whom certain of our directors are affiliated, have agreed to vote in a certain way, including with respect to the election of directors and observers. Mr. Gros, Dr. Lloyd-Harris and Dr. Magni were elected to our board of directors and Dr. Sahel, Mr. De Rubertis and Thibaut Roulon were appointed observers pursuant to this shareholders’ agreement. Our shareholders’ agreement also includes pre-emptive rights, tag-along and drag-along rights and other shareholders’ arrangements. This agreement will terminate upon the closing of this offering. Upon the termination of this agreement, there will be no further contractual obligation regarding the election of our directors.

Novartis License Agreement

We entered into a license agreement with Novartis Pharma AG, or Novartis, pursuant to which we have an exclusive in-license to research, develop, make, use, sell, offer for sale or otherwise distribute, import and export any products within the scope of the patents and patent applications under two patent families for all ophthalmologic uses. The Company, as the licensee, may grant and authorize sublicenses within the scope of the license granted by Novartis, as the licensor, provided that the Company notifies Novartis for prior approval, which shall only be withheld by Novartis for duly justified ethical reasons. In consideration for the rights granted by Novartis to us, we paid Novartis an upfront license fee through the issuance of 670,588 new ordinary shares, corresponding to 15% of our share capital. The subscription of such shares was made by offsetting the upfront license fee claim against Novartis.

Agreements with Our Directors and Executive Officers

Founder Non-Compete Undertaking

Under our shareholders’ agreement, which will otherwise terminate upon the closing of this offering, Dr. Gilly agreed not to engage in certain competitive activities for a period of one year in the event that he terminates his duties with us. For a period of one year from the termination of this undertaking, and unless we elect to waive these restrictions, we will be required to make a monthly payment of 40% of Dr. Gilly’s total net monthly compensation excluding any bonuses for a period of 12 months following his termination.

Lease Agreement with SAS Passage de l’Innovation

We entered into a lease agreement for our new premises with SAS Passage de l’Innovation on January 1, 2015. See “Management—Executive Officers and Directors.” Bernard Gilly is currently president of SAS Passage de l’Innovation.

Employment Arrangements

Bernard Gilly

Dr. Gilly, our Chief Executive Officer, does not have an employment agreement with us. Dr. Gilly’s compensation is determined by our board of directors upon recommendation of the compensation committee. On February 14, 2013, our board of directors resolved that we may pay Dr. Gilly a termination payment equal to the last 12 months of his compensation in the event of (1) dismissal by us, other than for gross negligence, (2) resignation, other than resignation for health or family reasons, or (3) a change of control or sale of substantially all of our assets and the termination of Dr. Gilly’s term or changes in his responsibilities in the twelve months following the sale.

We have entered into employment agreements with the following directors and executive officers.

Thomas Gidoin

On May 19, 2015, we entered into an employment agreement with Mr. Gidoin under which he commenced employment with us effective June 15, 2015. Mr. Gidoin is entitled to an annual base salary and a 30% bonus based on yearly objectives. Mr. Gidoin is also eligible to receive equity grants as our board may determine and to participate in our bonus plan. Mr. Gidoin’s employment agreement includes restrictions on certain competitive activities during the one-year period following the date of his termination of employment. Unless we elect to waive these restrictions, we will be required to make monthly payments of 60% of Mr. Gidoin’s gross monthly compensation for a period of 12 months following his termination.

Jean-Philippe Combal

On November 12, 2013, we entered into an employment agreement with Dr. Combal, our Chief Operating Officer, with an effective date as of January 2, 2014. Dr. Combal is entitled to an annual base salary, a 40% bonus based on yearly objectives and a company car. Dr. Combal is also eligible to receive equity grants as our board may determine equal to 2% of our share capital and to participate in our bonus plan. Dr. Combal will be entitled to a termination payment in the event of a change of control or sale of substantially all of our assets and the termination of his term or changes in his job description in the twelve months following the sale. Dr. Combal’s employment agreement includes restrictions on certain competitive activities during the one-year period following the date of his termination of employment. Unless we elect to waive these restrictions, we will be required to make monthly payments of 60% of Dr. Combal’s gross monthly compensation for a period of 12 months following his termination.

Didier Pruneau

We entered into an employment agreement with Dr. Pruneau, our Chief Scientific Officer, with an effective date as of March 11, 2013. Dr. Pruneau is entitled to an annual base salary and to a 30% bonus based on yearly objectives. Dr. Pruneau is also eligible to receive equity grants as our board may determine and to participate in our bonus plan. Dr. Pruneau’s employment agreement includes restrictions on certain competitive activities during the one-year period following the date of his termination of employment. Unless we elect to waive these restrictions, we will be required to make monthly payments of 60% of Dr. Pruneau’s gross monthly compensation for a period of 12 months following his termination.

Nitza Thomasson

On February 8, 2013, we entered into an employment agreement with Dr. Thomasson, our Chief Pre-Clinical Officer, with an effective date as of February 11, 2013, as amended on January 1, 2014. Dr. Thomasson is entitled to an annual base salary and to a 25% bonus based on yearly objectives. Dr. Thomasson is also eligible to receive equity grants as our board may determine and to participate in our bonus plan. Dr. Thomasson’s employment agreement includes restrictions on certain competitive activities during the one-year period following the date of his termination of employment. Unless we elect to waive these restrictions, we will be required to make monthly payments of 60% of Dr. Thomasson’s gross monthly compensation for a period of 12 months following her termination.

José Sahel

On December 3, 2012, we entered into a consulting agreement with Université Pierre et Marie Curie, Le Centre Hospitalier National d’Ophtalmologie des XV-XX and Institut National de la Santé et de la Recherche Médicale, providing for consulting services by Dr. Sahel, professor at Université Pierre et Marie Curie, for a period of five years. Pursuant to this agreement, Dr. Sahel may only spend 5% of his working time with us. Dr. José Sahel is entitled to monthly consulting fees of €4,000.

Director and Executive Officer Compensation

See “Executive Compensation—Compensation of Directors and Executive Officers” for information regarding compensation of directors and executive officers.

Share Warrants for Founders and Share Warrants

We have granted warrants to purchase ordinary shares to our directors (including non-voting observers) and executive officers since April 17, 2012 as follows:

Name	Grant Date	Type of Grant		Number of Ordinary Shares Underlying Awards (#)(2)	Exercise Price (€)	Expiration Date
Bernard Gilly	07/08/2013	BCE	(1)	750,000	0.01	07/07/2023
	07/08/2015	BCE	(1)	402,500	1.31	07/07/2025
Didier Pruneau	07/08/2013	BCE	(1)	240,000	0.01	07/07/2023
	07/08/2015	BCE	(1)	40,000	1.31	07/07/2025
Nitza Thomasson	07/08/2013	BCE	(1)	240,000	0.01	07/07/2023
	07/08/2015	BCE	(1)	40,000	1.31	07/07/2025
José Sahel	07/08/2013	BSA	(1)	700,000	0.01	07/07/2023
	07/08/2015	BSA	(1)	120,000	1.31	07/07/2025
Jean-Philippe Combal	04/09/2014	BCE	(1)	484,500	0.01	04/08/2024
	07/08/2015	BCE	(1)	300,000	1.31	07/07/2025
Peter Goodfellow	04/09/2014	BSA	(1)	82,500	0.01	04/08/2024
	07/08/2015	BSA	(1)	17,500	1.31	07/07/2025
Jean-François Carmier	07/08/2013	BCE	(1)	280,000	0.01	07/07/2023
Michael Wyzga	07/08/2015	BSA	(1)	100,000	1.31	07/07/2025

(1)	BCE refers to share warrants for founders. BSA refers to share warrants.
(2)	Each BCE and BSA warrant entitles its holder to subscribe to one ordinary share, with a nominal value of €0.01 each, at an exercise price of €0.01 or €1.31 per share. 25% of the warrants vest twelve months from the date of grant with the remaining warrants vesting in thirty-six equal monthly installments thereafter, subject to the recipient’s continued service with us. The BCE warrants and the BSA warrants will vest early in the event of a change of control, a complete sale, or an initial public offering, in which case, all BSA and BCE warrants will be immediately exercisable by each holder at the time of a change of control or complete sale. Only 25% of the BSA and BCE warrants issued in July 2015 of each holder will be immediately exercisable at the time of an initial public offering.

We entered into a contractual agreement with our shareholders and our directors and executive officers holding founders’ and share warrants providing for (i) tag-along, drag-along and pre-emptive rights, (ii) a best efforts commitment from the parties to meet the necessary conditions for an initial public offering or sale of the company no later than January 31, 2018, and (iii) priority payments to holders of Series A preferred shares and Series B preferred shares in the event of a sale of the company. This contractual agreement has a 15-year term and will automatically terminate upon any initial public offering.

See “Security Ownership of Beneficial Owners and Management” for information regarding equity awards to our executive officers.

Indemnification Agreements

In connection with this offering, we intend to enter into indemnification agreements with each of our directors and executive officers. See the section of this prospectus entitled “Executive Compensation—Limitation of Liability and Indemnification Matters.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Registration Rights

We entered into a registration rights agreement dated July 28, 2015 with certain of the holders of our outstanding Series B preferred shares. For a more detailed description of these registration rights, see the section of this prospectus titled “Description of Share Capital—Registration Rights.”

Related-Party Transactions Policy

Prior to the completion of this offering, we expect to adopt a related-party transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related-party transactions. The policy will become effective immediately upon the completion of this offering. For purposes of our policy only, a related-party transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related parties are, were or will be participants, which are not (1) in the ordinary course of business, (2) at arms’ length and (3) in which the amount involved exceeds €100,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. For purposes of this policy, a related party is any executive officer, director (or nominee for director) or beneficial owner of more than five percent (5%) of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related-party transaction, including any transaction that was not a related-party transaction when originally consummated or any transaction that was not initially identified as a related-party transaction prior to consummation, our management must present information regarding the related-party transaction to our board of directors for review, consideration and approval. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related parties, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related-party transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related-party transactions, our board, or to the extent permitted by applicable law an independent body of our board, will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related party is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related-party transaction, our board of directors, or if permitted by applicable law an independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our board of directors, or if permitted by applicable law, an independent body of our board of directors, determines in the good faith exercise of its discretion.

DESCRIPTION OF INDEBTEDNESS

We do not have any contractual indebtedness other than the contractual advances received from Bpifrance Financement. See the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes certain provisions of our bylaws as they will be in effect upon the completion of this offering. Such summaries do not purport to be complete. For a more complete discussion, please refer to our bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

General

As of August 10, 2015, our outstanding share capital consisted of a total of 34,022,805 shares, with nominal value of €0.01 per share, all issued and outstanding, divided into:

•	5,044,495 ordinary shares;

•	17,416,135 Series A preferred shares; and

•	11,562,175 Series B preferred shares.

As of August 10, 2015, to our knowledge, approximately:

•	3,043,905, or 60.34%, of our outstanding ordinary shares were held of record by 11 residents of France;

•	1,102,000, or 21.85%, of our outstanding ordinary shares were held of record by 3 residents of the United States;

•	4,701,820, or 13.82%, of our outstanding ordinary shares, on an as-converted basis (assuming the conversion of all of our outstanding Series A and Series B preferred shares on a one-for-one basis into an aggregate of 1,657,915 ordinary shares immediately prior to the completion of this offering) were held of record by 12 residents of France; and

•	10,921,760, or 32.10%, of our outstanding ordinary shares, on an as-converted basis (assuming the conversion of all of our outstanding Series A and Series B preferred shares on a one-for-one basis into an aggregate of 9,819,755 ordinary shares immediately prior to the completion of this offering) were held of record by 14 residents of the United States.

Under French law, our bylaws set forth only our issued and outstanding share capital as of the date of the bylaws. Our fully diluted share capital represents all issued and outstanding shares, as well as all potential shares which may be issued upon exercise of outstanding warrants, as approved by our shareholders and granted by our board of directors.

Pursuant to our bylaws, immediately prior to the completion of this offering, each outstanding Series A and Series B preferred share will convert to one ordinary share. As a result, upon closing of this offering, our outstanding share capital will consist of                  ordinary shares, nominal value €             per share, of which                  ordinary shares, or                  if the underwriters exercise their option to purchase in full, will be issued and outstanding.

Reconciliation of the Shares Outstanding Prior to this Offering

Shares outstanding at December 31, 2012	3,800,000	(1)
Number of ordinary shares issued in connection with the share capital increase of February 5, 2013	670,588
Number of Series A preferred shares issued in connection with the share capital increases of February 5, 2013, March 20, 2013 and December 19, 2013	17,416,135
Shares outstanding at December 31, 2013	21,886,723	(1)
Number of ordinary shares issued in connection with the exercise of share warrants and founders’ warrants	573,900
Shares outstanding at December 31, 2014	22,460,623	(1)
Number of Series B preferred shares issued in connection with the share capital increase of July 7, 2015	11,562,178
Shares outstanding at August 10, 2015	34,022,805	(1)

(1)	Represents the aggregate number of ordinary shares, Series A and Series B preferred shares, as applicable, outstanding on the applicable date.

History of Securities Issuances

From April 17, 2012 through August 10, 2015, the following events have changed the number and classes of our issued and outstanding shares:

•	On February 5, 2013, we issued 670,588 ordinary shares to Novartis Pharma AG, or Novartis, 3,571,428 Series A preferred shares with two BSA warrants attached to each Series A preferred shares in a private placement to Abingworth Bioventures VI L.P., or Abingworth, and Novartis and 36,575 Series A preferred shares to Novartis.

•	On March 20, 2013, we issued 12,500,000 Series A preferred shares with two BSA warrants attached to each Series A preferred shares in a private placement to Abingworth, Novartis, Venture Capital IV, Versant Side Fund IV L.P. and Vitavest S.à.r.l.

•	On December 19, 2013, we raised additional financing of approximately €1.7 million. We issued 1,308,132 preferred A shares with two BSA warrants attached to each Series A preferred shares in a private placement to FBIMR.

•	During the month of December 2014, BCE and BSA warrants were exercised at an exercise price of €0.01 per share. Pursuant to these exercises, we issued an aggregate of 573,900 ordinary shares during the month of December 2014.

•	On July 7, 2015, we cancelled 34,759,120 share warrants attached to the Series A preferred shares.

•	On July 7, 2015, we sold 11,562,178 Series B preferred shares in a private placement to 19 investors pursuant to an investment agreement dated June 30, 2015 which, with the exception of the indemnification clause therein, will terminate upon completion of this offering.

•	On July 8, 2015, we issued 1,833,247 BCE and 302,500 BSA, each BCE and BSA giving the right to subscribe for one share at an exercise price of €1.31.

Our Series A and Series B preferred shares will convert to ordinary shares immediately prior to completion of this offering.

Certain Important Provisions of Our Articles of Incorporation, Bylaws and French Law

The following is a summary of certain important provisions of our articles of incorporation, as amended, our bylaws and certain related provisions of French law. Please note that this is only a summary and is not intended to be exhaustive. For a more complete discussion, please refer to our articles of incorporation and amendments thereto, our bylaws and French law.

Upon the closing of this offering our current bylaws will be replaced by amended and restated bylaws in their entirety. The description below reflects the terms of our amended and restated bylaws and summarizes the material rights of holders of our ordinary shares under French law, and is not intended to be exhaustive. For further information, please refer to the full version of our bylaws, which is included as an exhibit to the registration statement of which this prospectus is a part.

Corporate Purpose (Article 2 of the bylaws)

Our corporate purpose in France and abroad includes:

•	the research and development in the treatment of ophthalmic pathologies and neurodegenerative diseases of any kind;

•	the technical development, including by way of clinical trials, the production and marketing of any product and material enabling the treatment of ophthalmic pathologies and any services and activities in relation thereto;

•	the acquisition, operation or sale of any process, patent or other intellectual property rights in relation thereto;

•	the participation, by any means, whether directly or indirectly, in any operation that could be connected to the activities described above by way of incorporation, contribution, subscription or acquisition of the shares, merger or creation, acquisition, leasing including any management leasing, of any business; and

•	more generally, all industrial, commercial, real estate, financial and civil transactions relating directly or indirectly to any of the aforementioned corporate purposes or any similar or related purpose.

Directors

Quorum and Voting (Article 16 of the bylaws). The board of directors can only deliberate if at least half of the directors attend the meeting in the manners provided for in our bylaws. French law, our bylaws and the charter of the board allow directors to attend meetings of the board of directors in person or, to the extent permitted by applicable law, by videoconference or other telecommunications arrangements. In addition, our by-laws allow a director to grant another director a proxy to represent him at a meeting of the board of directors, but no director can hold more than one proxy at a meeting. Decisions of the board of directors are taken by the majority of votes cast.

Directors’ Voting Powers on Proposal, Arrangement or Contract in which any Director Is Materially Interested (Article 20 of the bylaws). Under French law, any agreement entered into (directly or through an intermediary) between us and any director that is not entered into (1) in the ordinary course of our business and (2) upon standard market terms is subject to the prior authorization of the board of directors (it being specified that the interested director cannot vote on such decision). The same provision applies to agreements between us and another company, provided that the company is not one of our wholly owned subsidiaries, if one of our directors is the owner or a general partner, manager, director, general manager or member of the executive or supervisory board of the other company, as well as to agreements in which one of our directors has an indirect interest.

Directors’ Compensation. The aggregate amount of attendance fees (jetons de présence) of the board of directors is determined at the shareholders’ annual ordinary general meeting. The board of directors then divides this aggregate amount among some or all of its members by a simple majority vote. In addition, the board of directors may grant exceptional compensation (rémunérations exceptionnelles) to individual directors on a case-by-case basis for special and temporary assignments. The board of directors may also authorize the reimbursement of reasonable travel and accommodation expenses, as well as other expenses incurred by directors in the corporate interest. See the section of this prospectus entitled “Executive Compensation—Director Compensation” for a description of our compensation policy for our non-employee directors.

Board of Directors’ Borrowing Powers (Article 17 of the bylaws). There are currently no limits imposed on the amounts of loans or borrowings that the board of directors may approve.

Directors’ Age Limits (Article 15 of the bylaws). No person who is more than 75 years old may be a director.

Employee Director Limits (Article 15 of the bylaws). The number of directors who are also party to employment contracts with us may not exceed one-third of the directors in office.

Directors’ Share Ownership Requirements. None.

Rights, Preferences and Restrictions Attaching to Ordinary Shares

Dividends (Article 33 of the bylaws). Pursuant to French law, we may only distribute dividends out of our “Distributable Profits,” plus any amounts held in our reserves that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law.

“Distributable Profits” consist of our net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to French law (see below).

Legal Reserve. Pursuant to French law, we must allocate 5% of our net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital.

Approval of Dividends. Pursuant to French law, our board of directors may propose a dividend for approval by the shareholders at the annual ordinary general meeting.

Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when our net assets are or would become as a result of such distribution lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders (the amount of our share capital plus the amount of our legal reserves which may not be distributed was equal to €19,442,555 on December 31, 2014).

Our board of directors may distribute interim dividends after the end of the fiscal year but before the approval of the financial statements for the relevant fiscal year when the interim balance sheet, established during such year and certified by an auditor, reflects that we have earned distributable profits since the close of the last financial year, after recognizing the necessary depreciation and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the bylaws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.

Pursuant to French law, if a dividend is declared, we may be required to pay a dividend tax in an amount equal to 3% of the aggregate dividend paid by us.

Distribution of Dividends (Article 33 of the bylaws). Dividends are distributed to shareholders pro rata according to their respective holdings of shares. In the case of interim dividends, distributions are made to shareholders on the date set by our board of directors during the meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general shareholders’ meeting or by our board of directors in the absence of such a decision by the shareholders. Shareholders that own shares on the actual payment date are entitled to the dividend.

Dividends may be paid in cash or, if the shareholders’ meeting so decides, in kind, provided that all shareholders receive a whole number of assets of the same nature paid in lieu of cash. Our bylaws provide that, subject to a decision at a shareholders’ meeting taken by ordinary resolution, each shareholder may be given the choice to receive its dividend in cash on in shares.

Timing of Payment. Pursuant to French law, dividends must be paid within a maximum of nine months after the close of the relevant fiscal year, unless extended by court order. Dividends not claimed within five years after the payment date shall be deemed to expire and revert to the French state.

Voting Rights (Article 11 of the bylaws). Upon the closing of the offering, we will only have ordinary shares outstanding. Each share shall entitle its holder to vote and be represented in the shareholders’ meetings in accordance with the provisions of French law and of our bylaws. Ownership of one share implies, ipso jure, adherence to our bylaws and the decisions of the shareholders’ meeting.

In general, each shareholder is entitled to one vote per share at any general shareholders’ meeting.

Under French law, treasury shares or shares held by entities controlled by us are not entitled to voting rights and do not count for quorum purposes.

Rights to Share in Our Profit. Each share entitles its holder to a portion of the corporate profits and assets proportional to the amount of share capital represented thereby.

Rights to Share in the Surplus in the Event of Liquidation (Article 35 of the bylaws). If we are liquidated, any assets remaining after payment of the debts, liquidation expenses and all of the remaining obligations will first be used to repay in full the nominal value of our shares. Any surplus will first be distributed pro rata among shareholders in proportion to the number of shares respectively held by them.

Repurchase and Redemption of Shares. Under French law, we may acquire our own shares for the following purposes only:

•	to decrease our share capital, provided that such a decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at an extraordinary general meeting; in this case, the shares repurchased must be cancelled within one month from the expiry of the purchase offer; and

•	to provide shares for distribution to employees or managers under a profit-sharing, free share or share option plan in this case the shares repurchased must be distributed within 12 months from their repurchase failing which they must be cancelled; or

•	under a share repurchase program to be authorized by the shareholders in accordance with the provisions of Article L. 225-209-2 of the French Commercial Code.

No such repurchase of shares may result in us holding, directly or through a person acting on our behalf, more than 10% of our issued share capital. Shares repurchased by us continue to be deemed “issued” under French law but are not entitled to dividends or voting rights so long as we hold them directly or indirectly, and we may not exercise the pre-emptive rights attached to them.

Sinking Fund Provisions. Our bylaws do not provide for any sinking fund provisions.

Liability to Further Capital Calls. Shareholders are liable for corporate liabilities only up to the nominal value of the shares they hold; they are not liable to further capital calls.

Requirements for Holdings Exceeding Certain Percentages. None except as described under the section of this prospectus entitled “—Form, Holding and Transfer of Shares—Ownership of Shares by Non-French Persons.”

Actions Necessary to Modify Shareholders’ Rights

Under French law, shareholders’ rights may only be modified at an extraordinary shareholders’ meeting. In addition, shareholders’ obligations may only be increased at an extraordinary shareholders’ meeting with prior approval of each shareholder.

Special Voting Rights of Warrant Holders

Under French law, the holders of warrants of the same class (i.e., warrants that were issued at the same time and with the same rights), including investors’ warrants, share warrants and founders’ warrants, are entitled to vote as a separate class at a general meeting of that class of warrant holders under certain circumstances, principally in connection with any proposed modification of the terms and conditions of the class of warrants or any proposed issuance of preferred shares or any modification of the rights of any outstanding class or series of preferred shares.

Rules for Admission to and Calling Annual Shareholders’ Meetings and Extraordinary Shareholders’ Meetings

Access to, Participation in and Voting Rights at Shareholders’ Meetings (Articles 26, 27 and 29 of the bylaws). Shareholders’ meetings are composed of all shareholders. Each shareholder has the right to attend the meetings and participate in the discussions (1) personally, (2) by granting proxy to any individual or legal entity of his choosing as permitted by applicable law; (3) by sending a proxy to the company without indication of the mandate, (4) by voting by correspondence, or (5) if the board of directors so decides, by videoconference or another means of telecommunication in accordance with applicable laws that allows identification. The board of directors organizes, in accordance with legal and regulatory requirements, the participation and vote of these shareholders at the meeting, assuring, in particular, the effectiveness of the means of identification.

Participation in shareholders’ general meetings, in any form whatsoever, is subject to registration or registration of shares two trading days prior to the data of the relevant general meeting.

The final date for returning voting ballots by correspondence is set by the board of directors. This date cannot be earlier than three days prior to the meeting.

The shareholder having voted by correspondence will no longer be able to participate directly in the meeting or to be represented. In the case of returning the proxy form and the voting by correspondence form, the proxy form is taken into account, subject to the votes cast in the voting by correspondence form.

The proxy is only valid for a single meeting or for successive meetings convened with the same agenda. It can also be granted for two meetings, one ordinary, the other extraordinary, held on the same day or within a period of fifteen days.

Any shareholder may vote by correspondence by means of a voting form, which is sent by us (1) upon request, addressed in writing (this request must be received at the registered office at least six days before the date of the meeting); (2) at our initiative; or (3) in appendix to a proxy voting form under the conditions provided for by current laws and requirements.

The voting by correspondence form addressed by a shareholder is only valid for a single meeting or for successive meetings convened with the same agenda.

To better understand the voting rights of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares—Voting Rights.”

Notice of Annual Shareholders’ Meetings. Shareholders’ meetings are convened by our board of directors, or, failing that, by the statutory auditors, or by a court appointed agent or liquidator in certain circumstances. Meetings are held at our registered offices or at any other location indicated in the convening notice.

Subject to special legal provisions, the meeting notice is sent out at least fifteen days prior to the date of the meeting, by regular letter, or by registered letter if the shareholders so request and include an advance of expenses, sent to their last known address. This notice may also be transmitted by electronic means of telecommunication, in lieu of any such mailing, to any shareholder requesting it beforehand by registered letter with acknowledgment or receipt in accordance with legal and regulatory requirements, specifying his e-mail address. The letter may at any time expressly request by registered letter to the Company with acknowledgement of receipt that the aforementioned means of telecommunication should be replaced in the future by a mailing. When the shareholders’ meeting cannot deliberate due to the lack of the required quorum, the second meeting must be called at least ten days in advance in the same manner as used for the first notice.

Agenda and Conduct of Annual Shareholders’ Meetings (Article 25 and 28 of the bylaws). The agenda of the shareholders’ meeting shall appear in the notice to convene the meeting and is set by the author of the notice. The shareholders’ meeting may only deliberate on the items on the agenda except for the removal of directors and the appointment of their successors which may be put to vote by any shareholder during any shareholders’ meeting. One or more shareholders representing a percentage of share capital required by French law, and acting in accordance with legal requirements and within applicable time limits, may request the inclusion of items or proposed resolutions on the agenda.

Shareholders’ meetings shall be chaired by the Chairman of the board of directors or, in his or her absence, the meeting itself shall elect a Chairman. Vote counting shall be performed by the two members of the meeting who are present and accept such duties, who represent, either on their own behalf or as proxies, the greatest number of votes.

Ordinary Shareholders’ Meeting. Ordinary shareholders’ meetings are those meetings called to make any and all decisions that do not amend our bylaws. An ordinary meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the annual accounts for the relevant fiscal year or, in case of postponement, within the period established by court order. Upon first notice, the meeting may validly deliberate only if the shareholders present or represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon second notice, no quorum is required. Decisions are made by a majority of the votes held by the shareholders present, or represented by proxy, or voting by mail. Abstentions will have the same effect as “no” vote.

Extraordinary Shareholders’ Meeting. Only an extraordinary shareholders’ meeting is authorized to amend our bylaws. It may not, however, increase shareholder commitments without the approval of each shareholder. Subject to the legal provisions governing share capital increases from reserves, profits or share premiums, the resolutions of the extraordinary meeting shall be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote upon first notice, or one-fifth upon second notice. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was initially called. Decisions are made by a two-thirds majority of the votes held by the shareholders present, represented by proxy, or voting by mail. Abstentions will have the same effect as “no” vote.

Provisions Having the Effect of Delaying, Deferring or Preventing a Change in Control

Provisions contained in our bylaws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. These provisions include the following:

•

a merger (i.e., in a French law context, a stock for stock exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	a merger of our company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;

•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

•	our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

•	our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

•	our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

•	our board of directors can only be convened by its chairman or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;

•	our board of directors’ meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;

•	our shares are in registered form only and we must be notified of any transfer of our shares in order for such transfer to be validly registered;

•	under French law, a non-resident of France may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings; see the section of this prospectus entitled “Limitations Affecting Shareholders of a French Company”;

•	approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

•	advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;

•	the bylaws can be amended in accordance with applicable laws; and

•	pursuant to French law, the sections of the bylaws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by at least 66 2/3% of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

Declaration of Crossing of Ownership Thresholds

None except as described under the section of this prospectus entitled “—Form, Holding and Transfer of Shares—Ownership of Shares by Non-French Persons.”

Changes in Share Capital

Increases in Share Capital. Pursuant to French law, our share capital may be increased only with shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The shareholders may delegate to our board of directors either the authority (délégation de compétence) or the power (délégation de pouvoir) to carry out any increase in share capital. If shareholders delegate authority to the board of directors at an extraordinary general meeting to decide a capital increase (délégation de compétence), the delegation determines the period (26 months maximum) during which the board of directors may decide to carry out the capital increase and the overall threshold of the capital increase. If shareholders delegate power to the board of directors at an extraordinary general meeting to carry out a capital increase (délégation de pouvoir) already decided by the extraordinary general meeting, the board of directors is granted the power to determine the terms and conditions of the capital increase within the limits set forth by the extraordinary general meeting.

Increases in our share capital may be effected by:

•	issuing additional shares;

•	increasing the nominal value of existing shares;

•	creating a new class of equity securities; and

•	exercising the rights attached to securities giving access to the share capital.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

•	in consideration for cash;

•	in consideration for assets contributed in kind;

•	through an exchange offer;

•	by conversion of previously issued debt instruments;

•	by capitalization of profits, reserves or share premium; and

•	subject to certain conditions, by way of offset against debt incurred by us.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premium require shareholders’ approval at an extraordinary general shareholders’ meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premium. All other capital increases require shareholders’ approval at an extraordinary general shareholders’ meeting acting under the regular quorum and majority requirements for such meetings.

Reduction in Share Capital. Pursuant to French law, any reduction in our share capital requires shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The share capital may be reduced either by decreasing the nominal value of the outstanding shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

Preferential Subscription Right. According to French law, if we issue additional securities for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. Preferential subscription rights entitle the individual or entity that holds them to subscribe pro rata based on the number of shares held by them to the issuance of any securities increasing, or that may result in an increase of, our share capital by means of a cash payment or a set-off of cash debts. The preferential subscription rights are transferable during the subscription period relating to a particular offering.

The preferential subscription rights with respect to any particular offering may be waived at an extraordinary general meeting by a two-thirds vote of our shareholders or individually by each shareholder. Our board of directors and our independent auditors are required by French law to present reports to the shareholders’ meeting that specifically address any proposal to waive the preferential subscription rights.

Our current shareholders waived their preferential subscription rights with respect to this offering at an extraordinary general shareholders’ meeting held on             , 2015.

In the future, to the extent permitted under French law, we may seek shareholder approval to waive preferential subscription rights at an extraordinary general shareholders’ meeting in order to authorize the board of directors to issue additional shares and/or other securities convertible or exchangeable into shares.

Form, Holding and Transfer of Shares

Form of Shares (Article 20 of the bylaws). Our shares are held in registered form.

Holding of Shares. In accordance with French law concerning the “dematerialization” of securities, the ownership rights of shareholders are represented by book entries instead of share certificates. Shares issued are registered in individual accounts opened and maintained by us or by a representative appointed by us, in the name of each shareholder and kept according to the terms and conditions laid down by the legal and regulatory provisions. Each shareholder’s account shows the name of the relevant shareholder and number of shares held.

Ownership of Shares by Non-French Persons. Neither French law nor our bylaws limit the right of non-residents of France or non-French persons to own or, where applicable, to vote our securities. However, non-residents of France must file an administrative notice with the French authorities in connection with certain direct or indirect investments in us, including through ownership of ADSs, on the date a binding purchase agreement is executed or a tender offer is made public. Under existing administrative rulings the following transactions qualify as foreign investments in us that require the filing of an administrative notice:

•	any transaction carried out on our capital by a non-French resident provided that after the transaction the cumulative amount of the capital or the voting rights held by non-French residents exceeds 33 1/3% of our capital or voting rights;

•	any transaction mentioned above by a corporation incorporated under French law whose capital or voting rights are held for more than 33 1/3% by non-French residents;

•	any transaction carried out abroad resulting in a change of the controlling shareholder of a corporation incorporated under a foreign law that holds a shareholding or voting rights in us if our capital or voting rights are held for more than 33 1/3% by non-French residents;

•	loans and guarantees granted by the acquirer to us in amounts evidencing control over our financing; and

•	patent licenses granted by an acquirer or management or technical assistance agreements with such acquirer that place us in a dependent position vis-à-vis such party or its group.

Assignment and Transfer of Shares (Article 13 of the bylaws). Shares are freely negotiable, subject to applicable legal and regulatory provisions. They are registered in a share account and transferred by means of a transfer order from account to account. We must receive notice of any transfer for it to be validly registered in our accounts.

Securities Exercisable for Ordinary Shares

Equity Incentives

See the section of this prospectus entitled “Executive Compensation—Equity Incentive” for a description of securities granted by our board of directors to our founders, directors, executive officers, employees and other service providers.

Registration Rights

After our initial public offering, holders of our ordinary shares that are issued upon conversion of our Series B preferred shares, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. These shares are referred to as registrable securities. Once all of our ordinary shares or such other securities held by the holder thereof are eligible for sale by such holder under Rule 144 without any limitation thereunder (including with respect to volume or manner of sale) or need for current public information, such securities no longer constitute registrable securities.

The holders of these registrable securities possess the registration rights described below pursuant to the terms of a registration rights agreement that we entered into, in connection with our issuance of Series B preferred shares in 2015.

The registration of ordinary shares pursuant to the exercise of registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions and share transfer taxes, of the shares registered pursuant to the demand, piggyback and Form F-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include.

Demand Registration Rights

Under our registration rights agreement, beginning six months after the completion of this offering, upon the request of a holder or a group of holders of the ordinary shares into which our Series B preferred shares were converted can demand we file a registration statement under the Securities Act covering registrable securities which would be expected to result in aggregate proceeds to the sellers of at least $25.0 million, in the case of the first request for registration, and $15.0 million thereafter. We are obligated to use commercially reasonable efforts to register the sale of all registrable securities that the holders may request to be registered. We are required to effect no more than one registration statement within any six-month period and, no more than three registration statements that are declared or ordered effective in the aggregate. We may postpone the filing of a registration statement for up to 90 days in the aggregate on two occasions in a 12-month period if we reasonably determine that effecting the registration would materially and adversely affect an offering of securities the preparation of which had then been commenced, or we are in possession of material non-public information the disclosure of which during the specified period we reasonably believe in good faith would not be in our best interests. The managing underwriter of any underwritten offering may advise us to limit the number of shares registered by these holders.

Piggyback Registration Rights

Under our registration rights agreement, if after the completion of this offering we register any of our securities under the Securities Act, whether or not for our own account, we will also have to register all registrable securities that the holders of ordinary shares into which our Series B preferred shares were converted request be registered. This piggyback registration right does not apply to a shelf registration or a registration on Form S-8, F-4 or S-4 relating to ordinary shares issuable upon exercise of employee stock options or in connection with any employee benefit or similar plan or in connection with a direct or indirect acquisition by us. The managing underwriter of any underwritten offering may advise us to limit the number of shares registered by these holders.

Form F-3 Registration Rights

Under our registration rights agreement, beginning one year after the completion of this offering, upon request of a holder or a group of holders of the ordinary shares into which our Series B preferred shares were converted, we are obligated to register all or a portion of their shares under a registration statement pursuant to Rule 415 of the Securities Act. We are required to effect no more than one public offering from such shelf registration within any six-month period. We may postpone the filing of a registration statement for up to 90 days in the aggregate on two occasions in a 12-month period if we determine that effecting the registration would materially and adversely affect an offering of securities the preparation of which had then been commenced, or we are in possession of material non-public information the disclosure of which during the specified period we reasonably believe in good faith would not be in our best interests.

Limitation of Liability and Indemnification

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for the ADSs will be The Bank of New York Mellon.

Listing

We intend to list the ADSs on NASDAQ Global Market under the symbol “GNST.”

LIMITATIONS AFFECTING SHAREHOLDERS OF A FRENCH COMPANY

Ownership of ADSs or Shares by Non-French Residents

Neither the French Commercial Code nor our bylaws presently impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares. However, residents outside of France, as well as any French entity controlled by non-French residents, must file an administrative notice with French authorities in connection with their direct and indirect foreign investments in us, including through ownership of ADSs, on the date a binding purchase agreement is executed or a tender offer is made public. Under existing administrative rulings, the following transactions qualify as foreign investments in us:

•	any transaction carried out on our capital by a non-French resident provided that after the transaction the cumulative amount of the capital or the voting rights held by non-French residents exceeds 33 1/3% of our capital or voting rights;

•	any transaction mentioned above by a corporation incorporated under French law whose capital or voting rights are held for more than 33 1/3% by non-French residents;

•	any transaction carried out abroad resulting in a change of the controlling shareholder of a corporation incorporated under a foreign law that holds a shareholding or voting rights in us if our capital or voting rights are held for more than 33 1/3% by non-French residents;

•	loans and guarantees granted by the acquirer to us in amounts evidencing control over our financing; and

•	patent licenses granted by an acquirer or management or technical assistance agreements with such acquirer that place us in a dependent position vis-à-vis such party or its group.

Violation of this administrative notice requirement is sanctioned by a fine of €750. This amount may be multiplied by five if the violation is made by a legal entity.

Foreign Exchange Controls

Under current French foreign exchange control regulations there are no limitations on the amount of cash payments that we may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a French resident to a non-resident such as dividend payments be handled by an accredited intermediary. All registered banks and substantially all credit institutions in France are accredited intermediaries.

Availability of Preferential Subscription Rights

While our current shareholders waived their preferential subscription rights with respect to this offering at a shareholders’ general meeting held on                     , 2015, in the future our shareholders will have the preferential subscription rights described under the section of this prospectus entitled “Description of Share Capital—Certain Important Provisions of Our Articles of Association, Bylaws and French Law—Changes in Share Capital—Preferential Subscription Rights.” Under French law, shareholders have preferential rights to subscribe for cash issues of new shares or other securities giving rights to acquire additional shares on a pro rata basis. Holders of our securities in the U.S., which may be in the form of shares or ADSs, may not be able to exercise preferential subscription rights for their securities unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional shares, such as warrants, at a time when no registration statement is in effect and no Securities Act exemption is available. If so, holders of our securities in the U.S. will be unable to exercise any preferential subscription rights and their interests will be diluted. We are under no obligation to file any registration statement in connection with any issuance of new shares or other securities. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with registering the rights, as well as the indirect benefits to us of enabling the exercise by holders of shares and holders of ADSs in the U.S. of the subscription rights, and any other factors we consider appropriate at the time, and then to make a decision as to whether to register the rights. We cannot assure you that we will file a registration statement.

For holders of our shares in the form of ADSs, the depositary may make these rights or other distributions available to ADS holders. If the depositary does not make the rights available to ADS holders and determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case the holders will receive no value for them. The section of this prospectus entitled “Description of American Depositary Shares—Dividends and Other Distributions” explains in detail the depositary’s responsibility in connection with a rights offering. See also “Risk Factors—Your right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to your holdings.”

COMPARISON OF SHAREHOLDER RIGHTS

We are a société anonyme, or S.A., incorporated under the laws of France. The laws applicable to French sociétés anonymes differ from laws applicable to U.S. corporations and their shareholders. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the common shares of a typical corporation incorporated under the laws of the state of Delaware, which result from differences in governing documents and the laws of France and Delaware. For a more complete discussion, please refer to the Delaware General Corporation Law, or the DGCL, French law, and our governing corporate statutes.

France	Delaware

Number of Directors

Under French law, a société anonyme must have at least three and may have up to 18 directors. The number of directors is fixed by or in the manner provided in the bylaws.	Under the DGCL, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation.

Director Qualifications

Under French law, a corporation may prescribe qualifications for directors under its bylaws. In addition, under French law, members of a board of directors of a corporation may be legal entities, and such legal entities may designate an individual to represent them and to act on their behalf at meetings of the board of directors.	Under the DGCL, a corporation may prescribe qualifications for directors under its certificate of incorporation or bylaws.

Removal of Directors

Under French law, directors may be removed from office, with or without cause, at any shareholders’ meeting without notice or justification, by a simple majority vote of the shareholders present and voting at the meeting in person or by proxy.	Under the DGCL, except in the case of a corporation with a classified board or with cumulative voting, any director or the entire board may be removed from office, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

Vacancies on the Board of Directors

Under French law, vacancies on the board of directors resulting from death or a resignation, provided that at least three directors remain in office, may be filled by a majority of the remaining directors pending ratification by the shareholders by the next shareholders’ meeting.	Under the DGCL, unless otherwise provided in the certificate of incorporation or bylaws, a vacancy or a newly created directorship may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of shareholders at which the term of the class of directors to which the newly elected director has been elected expires.

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Annual General Meeting

Under French law, the annual general meeting of shareholders shall be held at such place, on such date and at such time as decided each year by the board of directors and notified to the shareholders in the convening notice of the annual meeting, within six months after the close of the relevant fiscal year unless such period is extended by court order.	Under the DGCL, unless directors are elected by written consent in lieu of an annual meeting as permitted by the DGCL, the annual meeting of shareholders shall be held for the election of directors on a date and at a time as designated by or in the manner provided in the bylaws.

General or Special Meetings

Under French law, general meetings of the shareholders may be called by the board of directors or, failing that, by the statutory auditors, or by a court appointed agent or liquidator in certain circumstances, or by the majority shareholder in capital or voting rights following a public tender offer or exchange offer or the transfer of a controlling block on the date decided by the board of directors or the relevant person.	Under the DGCL, special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Notice of General Meetings

Under French law, for corporations all the shares of which are in registered form, written notice (avis de convocation) of any meeting of the shareholders must be given at least 15 calendar days before the date of the meeting. When the shareholders’ meeting cannot deliberate due to the lack of the required quorum, the second meeting must be called at least ten calendar days in advance in the same manner as used for the first notice. The notice shall specify the name of the company, its legal form, share capital, registered office address, registration number with the French Registry of commerce and companies, the place, date, hour and agenda of the meeting and its nature (ordinary or extraordinary meeting).

The meeting notice must also indicate the conditions under which the shareholders may vote by correspondence and the places and conditions in which they can obtain voting forms by mail.

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the shareholders must be given to each shareholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

Proxy

Each shareholder has the right to attend the meetings and participate in the discussions (i) personally, or (ii) by granting proxy to any individual or legal entity of his choosing; or (iii) by sending a proxy to the company without indication of the mandate, or (iv) by voting by correspondence, or (v) by videoconference or another means of telecommunication in accordance with applicable laws that allow identification. The proxy is only valid for a single meeting or for successive meetings convened with the same agenda. It can also be	Under the DGCL, each shareholder entitled to vote at a meeting of shareholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such shareholders by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

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granted for two meetings, one ordinary, the other extraordinary, held on the same day or within a period of fifteen days.

Shareholder Action by Written Consent

Under French law, shareholders’ action by written consent is not permitted in a société anonyme.	Under the DGCL a corporation’s certificate of incorporation (1) may permit shareholders to act by written consent if such action is signed by all shareholders, (2) may permit shareholders to act by written consent signed by shareholders having the minimum number of votes that would be necessary to take such action at a meeting or (3) may prohibit actions by written consent. Unless otherwise provided in the certificate of incorporation, any action that is required by the DGCL to be, or that can be, taken at an annual or special meeting of the shareholders may be taken without a meeting, without prior notice and without a vote, if written consent to the action is signed by the holders of outstanding shares having not less than the minimum number of votes necessary to authorize or take the action at a meeting at which all shares entitled to vote thereon were present and voted.

Preemptive Rights

Under French law, in case of issuance of additional shares or other securities for cash or set-off against cash debts, the existing shareholders have preferential subscription rights to these securities on a pro rata basis unless such rights are waived by a two-thirds majority of the votes held by the shareholders present at the extraordinary general meeting deciding or authorizing the capital increase, voting in person or represented by proxy or voting by mail. In case such rights are not waived by the extraordinary general meeting, each shareholder may individually either exercise, assign or not exercise its preferential rights.	Under the DGCL, no shareholder shall have any preemptive right to subscribe to an additional issue of shares or to any security convertible into such shares unless, and except to the extent that, such right is expressly granted to such shareholder in the corporation’s certificate of incorporation.

Sources of Dividends

Under French law, dividends may only be paid by a French société anonyme out of “distributable profits,” plus any distributable reserves and “distributable premium” that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law.

“Distributable profits” consist of the unconsolidated net profits of the relevant corporation for each fiscal year, as increased or reduced by any profit or loss carried forward from prior years.

Under the DGCL, subject to any restrictions contained in the certificate of incorporation, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either (1) out of its surplus or (2) if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except when the capital of the corporation is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by the issued and outstanding shares of

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“Distributable premium” refers to the contribution paid by the shareholders in addition to the nominal value of their shares for their subscription that the shareholders decide to make available for distribution.

Except in case of a share capital reduction, no distribution can be made to the shareholders when the net equity is, or would become, lower than the amount of the share capital plus the reserves which cannot be distributed in accordance with the law or the bylaws.

all classes having a preference on the distribution of assets. “Surplus” is defined in the DGCL as the excess of the net assets of the corporation over capital, as such capital may be adjusted by the board of directors.

Repurchase of Shares

Under French law, a private corporation (which the company will be for French law purposes for so long as it is listed in the United States only) may acquire its own shares for the following purposes only:

•    to decrease its share capital, provided that such decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at the extraordinary general meeting deciding the capital reduction;

•    with a view to distributing within one year of their repurchase the relevant shares to employees or managers under a profit sharing, restricted (free) share or share option plan;

•    to sell relevant shares to any shareholders willing to purchase them as part of a process organized by the corporation within five years of their repurchase;

•    or within the limit of 5% of its issued share capital, in payment or in exchange for assets acquired by the corporation within two years of their repurchase. No such repurchase of shares may result in the company holding, directly or through a person acting on its behalf, more than 10% of its issued share capital.

Under the DGCL, a corporation may generally purchase or redeem shares of its stock; provided, however, that no corporation shall purchase or redeem its own shares of capital stock if the capital of the corporation is impaired or such redemption or repurchase would impair the capital of the corporation, except that a corporation may purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets to a preference over another class or series of its shares, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of the corporation reduced in accordance with the DGCL.

Liability of Directors

Under French law, the bylaws may not include any provisions limiting the liability of directors.

Under the DGCL, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages arising from a breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director for:

•    any breach of the director’s duty of loyalty to the corporation or its shareholders;

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•    acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•    intentional or negligent payment of unlawful dividends or unlawful share purchases or redemptions; or

•    any transaction from which the director derives an improper personal benefit.

Voting Rights

French law provides that, unless otherwise provided in the bylaws, each shareholder is entitled to one vote for each share of capital stock held by such shareholder.	Under the DGCL, unless otherwise provided in the certificate of incorporation, each shareholder is entitled to one vote for each share of capital stock held by such shareholder.

Shareholder Vote on Certain Transactions

Generally, under French law, completion of a merger, dissolution, sale, lease or exchange of all or substantially all of a corporation’s assets requires:

•    the approval of the board of directors; and

•    approval by a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting or, in the case of a merger with a non-EU company, approval of all shareholders of the corporation.

Under the DGCL, certain fundamental changes such as amendments to the certificate of incorporation, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, are generally required to be approved by the holders of a majority of the outstanding shares entitled to vote on the matter, unless the certificate of incorporation requires a higher percentage.

However, under the DGCL, mergers in which less than 20% of a corporation’s shares outstanding immediately prior to the effective date of the merger is issued generally do not require shareholder approval. In addition, mergers in which one corporation owns 90% or more of each class of shares of a second corporation may be completed without the vote of the second corporation’s board of directors or shareholders. In certain situations, the approval of a business combination may require approval by a certain number of the holders of a class or series of shares. In addition, Section 251(h) of the DGCL provides that shareholders of a constituent corporation need not vote to approve a merger if: (i) the merger agreement permits or requires the merger to be effected under Section 251(h) and provides that the merger shall be effected as soon as practicable following the tender offer or exchange offer, (ii) a corporation consummates a tender or exchange offer for any and all of the outstanding shares of such constituent corporation that would otherwise be entitled to vote

France	Delaware

to approve the merger, (iii) following the consummation of the offer, the stock accepted for purchase or exchanges plus the stock owned by the consummating corporation equals at least the percentage of stock that would be required to adopt the agreement of merger under the DGCL, (iv) the corporation consummating the offer merges with or into such constituent corporation , and (v) each outstanding share of each class or series of stock of the constituent corporation that was the subject of and not irrevocably accepted for purchase or exchange in the offer is to be converted in the merger into, or the right to receive, the same consideration to be paid for the shares of such class or series of stock of the constituent corporation irrevocably purchased or exchanged in such offer.

Dissenters’ Appraisal Rights

French law does not provide for any such right but provides that a merger is subject to shareholders’ approval by a two-thirds majority vote as stated above.

Under the DGCL, any shareholder of a corporation who holds share of stock on the date of making a demand for appraisal of such shareholder’s shares under the DGCL, who continuously holds such shares through the effective date of a merger or consolidation, who has neither voted in favor of the merger or consolidation nor consented thereto shall be entitled to an appraisal by the Delaware Court of Chancery of the fair value of the shareholder’s shares of stock; provided, however, that no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or held of record by more than 2,000 shareholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:

•    shares of stock of the surviving corporation;

•    shares of stock of another corporation that are either listed on a national securities exchange or held of record by more than 2,000 shareholders;

•    cash in lieu of fractional shares of the stock described in the two preceding bullet points; or

•    any combination of the above.

Notwithstanding the foregoing, appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation if the holders of such corporation are required by the agreement of merger or consolidation to accept for such stock anything but:

•    shares of stock of the surviving corporation or depository receipts in respect thereof;

France	Delaware

•    shares of stock of another corporation, or depository receipts in respect thereof, that are either listed on a national securities exchange or held of record by more than 2,000 shareholders;

•    cash in lieu of fractional shares or fractional depository receipts described in the two preceding bullet points; or

•    any combination of the above.

In addition, appraisal rights are not available to holders of shares of the surviving corporation in specified mergers that do not require the vote of the shareholders of the surviving corporation.

Standard of Conduct for Directors

French law does not contain specific provisions setting forth the standard of conduct of a director. However, directors have a duty to act without self-interest, on a well-informed basis and they cannot make any decision against a corporation’s corporate interest (intérêt social).	The DGCL does not contain provisions expressly setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on an informed basis and in a manner that they reasonably believe to be in the best interest of the shareholders.

Shareholder Suits

French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action are borne by the relevant shareholder or the group of shareholders.

The plaintiff must remain a shareholder through the duration of the legal action.

There is no other case where shareholders may initiate a derivative action to enforce a right of a corporation.

A shareholder may alternatively or cumulatively bring individual legal action against the directors, provided he has suffered distinct damages from those suffered by the corporation. In this case, any damages awarded by the court are paid to the relevant shareholder.

Under the DGCL, a shareholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must state that the plaintiff was a shareholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; provided, however, that under Delaware case law, the plaintiff generally must be a shareholder not only at the time of the transaction which is the subject of the suit, but through the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated shareholders where the requirements for maintaining a class action have been met.

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Amendment of Certificate of Incorporation

Unlike companies incorporated under Delaware law, the organizational documents of which comprise both a certificate of incorporation and bylaws, companies incorporated under French law only have bylaws as organizational documents.

As indicated in the paragraph below, only the extraordinary shareholders’ meeting is authorized to adopt or amend the bylaws under French law.

Under the DGCL, a corporation may amend its certificate of incorporation if:

•    its board of directors has adopted a resolution setting forth the amendment proposed and declaring its advisability; and

•    if a majority of the outstanding stock entitled to vote on the amendment, and a majority of the outstanding stock of each class entitled to vote on the amendment as a class, has been voted in favor of the amendment.

Amendment of Bylaws

Under French law, only the extraordinary shareholders’ meeting is authorized to adopt or amend the bylaws.	Under the DGCL, the shareholders entitled to vote have the power to adopt, amend or repeal bylaws. A corporation may also confer, in its certificate of incorporation, such power upon the directors. The fact that such power has been so conferred upon the directors shall not divest the shareholders of the power nor limit their power to adopt, amend or repeal bylaws.

Legal Name; Formation; Fiscal Year; Registered Office

Our legal and commercial name is GenSight Biologics S.A. We were incorporated as a société anonyme (S.A.) under the laws of the French Republic on April 17, 2012 for a period of 99 years. We are registered at the Paris Trade and Companies Register (Registre du commerce et des sociétés) under the number 751 164 757. Our principal executive offices are located at 74, rue du Faubourg Saint-Antoine, 75012 Paris, France, and our telephone number is +33 1 76 21 72 20. Our agent for service of process in the United States is Law Debenture Corporation Services Inc. Our fiscal year ends December 31.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent              shares (or a right to receive              shares) deposited with BNP Paribas Securities Services, as custodian for the depositary in Paris. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. French law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents see the section of this prospectus entitled “Where You Can Find More Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash

The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See the section of this prospectus entitled “Material United States Federal Income Tax Considerations for U.S. Holders.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares

The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares

If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions

The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of France and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as an agent, fiduciary or broker on behalf of any other person and earns revenue, including, without limitation, fees and spreads that it will retain for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion will be the most favorable rate that could be obtained at the time or as to the method by which that rate will be determined, subject to its obligations under the deposit agreement.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying Your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRSs that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed in the United States for our ordinary shares or the ADSs. Future sales of ADSs in the public market after this offering, and the availability of ADSs for future sale, could adversely affect the market price of the ADSs prevailing from time to time. As described below, a significant number of currently outstanding ordinary shares will not be available for sale shortly after this offering due to contractual restrictions on transfers of ordinary shares. However, sales of substantial amounts of the ADSs or future sales of substantial amounts of the ordinary shares, or the perception that these sales could occur, could adversely affect prevailing market prices for the ADSs and could impair our future ability to raise equity capital.

Based on the number of ordinary shares outstanding on            , 2015, upon completion of this offering, ordinary shares will be outstanding, assuming no outstanding options or warrants are exercised. All of the ADSs sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any ADSs sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. Restricted securities may be sold in the United States on the NASDAQ Global Market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or 701 promulgated under the Securities Act. The restricted ordinary shares may also be sold outside of the United States in accordance with Regulation S of the Securities Act.

Additionally, assuming no outstanding warrants are exercised and no exercise of the underwriters’ option to purchase additional ADSs, warrants exercisable for 5,328,443 ordinary shares will be vested and eligible for sale 180 days after the date of this prospectus.

Under the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act and French law, and assuming no exercise of the underwriters’ option to purchase additional ADSs, these restricted securities will be available for sale in the U.S. public market as follows:

•	approximately shares, including ordinary shares represented by ADSs, will be eligible for immediate sale on the date of this prospectus; and

•	shares, including ordinary shares represented by ADSs, will be eligible for sale upon the expiration of the lock-up agreements 180 days after the date of this prospectus, provided that shares held by our affiliates will remain subject to volume, manner of sale, and other resale limitations set forth in Rule 144, as described below.

Lock-up Agreements

We, our directors and officers, and other holders of all of our ordinary shares outstanding immediately prior to the completion of this offering, have agreed that, without the prior written consent of Leerink Partners LLC and Evercore Group L.L.C. on behalf of the underwriters and our prior written consent in case of the lock-up agreements executed by our directors and officers and the other shareholders, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any ordinary shares or any securities convertible into or exchangeable or exercisable for ordinary shares, which includes the ADSs, or the Lock-Up Securities, or exercise any right with respect to the registration of any of the Lock-Up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act; or

•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of ordinary shares or other securities, in cash or otherwise.

Whether any transaction described above is to be settled by delivery of our ordinary shares, ADSs or such other securities, in cash or otherwise. Leerink Partners LLC and Evercore Group L.L.C. on behalf of the underwriters, and we, for the lock-up agreements described above, will have discretion in determining if, and when, to release any shares or ADSs subject to lock-up agreements.

We do not currently expect any release of shares or ADSs subject to lock-up agreements prior to the expiration of the applicable lock-up periods. Upon the expiration of the applicable lock-up periods, substantially all of the ordinary shares and ADSs subject to such lock-up restrictions will become eligible for sale, subject to the limitations described above.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (1) 1% of the number of our ordinary shares outstanding, which will equal approximately              ordinary shares immediately after this offering; and (2) the average weekly trading volume of our ordinary shares on              during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any of our employees, directors or officers who acquired shares from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 is entitled to sell such shares in reliance on Rule 144 but without compliance with certain of the requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our affiliates may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our affiliates may resell those shares without compliance with Rule 144’s minimum holding period requirements.

MATERIAL UNITED STATES FEDERAL INCOME TAX

CONSIDERATIONS FOR U.S. HOLDERS

U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax, or USFIT, considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of the ADSs. This discussion assumes that we are not a “controlled foreign corporation” under Section 957(a) of the Code for USFIT purposes. It is not a comprehensive description of all tax considerations that may be relevant to a particular U.S. Holder’s decision to acquire the ADSs.

This discussion applies only to a U.S. Holder that is an initial purchaser of the ADSs pursuant to this offering and that will hold such ADSs as capital assets for tax purposes. In addition, it does not represent a detailed description of the tax consequences applicable to a holder that is subject to special treatment under the U.S. federal income tax laws, including, without limitation:

•	a dealer in securities or currencies;

•	a bank or other financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding the ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the market-to-market method of accounting for its ADSs;

•	a person liable for alternative minimum tax;

•	a person who owns, directly, indirectly, or by attribution, 10% or more of the voting power or value of our stock;

•	a U.S. expatriate or former long-term resident of the United States subject to section 877 of the Code; or

•	a person whose “functional currency” is not the U.S. dollar.

Accordingly, this summary is not intended to be, and should not be construed as, legal or USFIT advice with respect to any particular U.S. Holder. Furthermore, this summary does not address the U.S. federal estate or gift tax considerations, or any state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of the ADSs.

If an entity that is classified as a partnership for USFIT purposes holds ADSs, the USFIT treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ADSs and partners in such partnerships are encouraged to consult their own tax advisors as to the particular USFIT consequences of holding and disposing of ADSs.

This description is based on the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which could apply retroactively and to differing interpretations, all of which could affect the tax considerations described below.

No rulings have been sought from the U.S. Internal Revenue Service, or the IRS, regarding the matters discussed herein and there can be no assurances that the IRS will not take a position concerning the tax consequences of the acquisition, ownership and disposition of the ADSs or that such a position would not be sustained. U.S. Holders should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of the ADSs in their particular circumstances.

As used for purposes of this section, “U.S. Holder” is a shareholder who, for USFIT purposes, is a beneficial owner of the ADSs and is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for USFIT purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate whose income is subject to USFIT regardless of its source; or

•	a trust, if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons (as such term is defined under the Code) have authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in place under applicable U.S. Treasury Regulations to treat the trust as a United States person (as such term is defined under the Code).

As indicated below, this discussion is subject to USFIT rules applicable to a “passive foreign investment company,” or a PFIC.

U.S. Holders are encouraged to consult their own tax advisors concerning the U.S. federal, state, local, estate and foreign tax consequences of owning and disposing of ADSs in their particular circumstances.

Taxation of Distributions

Subject to the PFIC rules described below, distributions paid on ADSs will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under USFIT principles). Because we do not maintain calculations of our earnings and profits under USFIT principles, we expect that distributions generally will be reported to U.S. Holders as dividends. The amount of a dividend will include any amounts withheld by us in respect of French income taxes. Potential U.S. Holders should review the discussion below under “French Tax Implications for U.S. Holders—Taxation of Dividends” and their obligations thereunder. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, French income taxes withheld from dividends on ADSs at a rate not exceeding the rate provided by the income tax treaty between France and the United States may be creditable against the U.S. Holder’s USFIT liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any French income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs

Subject to the PFIC rules described below, a U.S. Holder will generally recognize gain or loss for USFIT purposes upon the sale, exchange or other taxable disposition of ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. Holder’s tax basis for those ADSs. Subject to the PFIC rules described below, this gain or loss will generally be a capital gain or loss and will generally be treated as from sources within the United States. The adjusted tax basis in an ADS generally will be equal to the cost of such ADS. Capital gain from the sale, exchange or other taxable disposition of ADSs of a non-corporate U.S. Holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. Holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ADSs exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for USFIT purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

For a cash basis taxpayer, if the ADSs are treated as traded on an “established securities market,” units of foreign currency paid or received are translated into U.S. dollars at the spot rate of exchange on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer, however, may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of the ADSs that are treated as traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer that does not make such election, units of foreign currency paid or received are translated into U.S. dollars at the spot rate of exchange on the trade date of the purchase or sale. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. Holder realizes will be U.S. source ordinary income or loss.

Passive Foreign Investment Company Considerations

Under the Code, a non-U.S. corporation is considered to be a PFIC for USFIT purposes for any taxable year in which either:

•	75% or more of its gross income for such year is passive income, or

•	50% or more of the average quarterly value of the corporation’s assets during such year (as determined on the basis of fair market value and which may be determined in large part by reference to the market value of the ADSs and our ordinary shares, which may be volatile) produce, or are held for the production of, passive income. For this purpose, cash is categorized as a passive asset.

For purposes of the application of these tests, a non-U.S. corporation will be treated as owning a proportionate share of the assets and income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

“Gross income” generally means revenue less the cost of goods sold, and “passive income” generally includes interest, dividends, rents, certain non-active royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

The determination of PFIC status is fundamentally factual in nature, and the value of the ADSs and the relative amount of our passive assets will vary over the course of any year and from year to year as will the composition of our income. Accordingly, the determination of PFIC status generally cannot be made until after the close of the taxable year in question, and thus cannot be predicted for the current year with certainty as of the date of this prospectus.

Because we currently own, and are expected to own after the completion of this offering, a substantial amount of passive assets, including cash, and because the values of our assets, including intangible assets, that generate non-passive income for PFIC purposes, is uncertain and may vary substantially over time, we expect to be classified as a PFIC for our current taxable year and for the foreseeable future. If we are a PFIC for any taxable year during which a U.S. Holder holds ADSs, we would generally continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ADSs, even if we ceased to meet the threshold requirements for PFIC status.

If we are a PFIC for any taxable year during which a U.S. Holder holds ADSs, such shareholder will generally be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including a pledge) of the ADSs in that year, unless such shareholder makes one of the two special elections discussed below. Distributions received by a U.S. Holder in a taxable year will be treated as an excess distribution if they are greater than 125% of the average annual distributions such shareholder received during the three preceding taxable years (or the U.S. Holder’s holding period for the ADSs if shorter).

Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ADSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of the disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains realized on the sale of the ADSs cannot be treated as capital gains, even if the U.S. Holder holds the ADSs as capital assets.

Alternatively, a U.S. Holder may make a “mark-to-market” election, described below, which would alleviate some of the negative USFIT consequences of the “excess distribution” rules described above. The mark-to-market election is available only for “marketable stock,” which is stock that is “regularly traded” on a “qualified exchange.” The ADSs will be treated as “regularly traded” in any calendar year in which they are traded in more than de minimis quantities on at least 15 days during each calendar quarter. “Qualified exchange” is defined in the applicable U.S. Treasury regulations. It is unclear whether the ADSs will be treated as “marketable stock” for purposes of the mark-to-market rules. If the ADSs are treated as regularly traded on a qualified exchange within the meaning of the mark-to-market election rules, then the mark-to-market election would be available to a U.S. Holder if we are or become a PFIC. U.S. Holders should consult their own tax advisors regarding the potential availability of the mark-to-market election.

If a U.S. Holder makes a valid mark-to-market election for the ADSs, such shareholder would include in ordinary income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of such shareholder’s taxable year over the shareholder’s adjusted basis in such ADSs, and may recognize an ordinary loss for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year (but only to the extent of any net mark-to-market gains on the ADSs included in the U.S. Holder’s income for prior taxable years). Any gain on the actual sale or other disposition of the ADSs will be treated as ordinary income, rather than capital gain. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. A U.S. Holder’s basis in the ADSs will be adjusted to reflect any mark-to-market income or loss amounts. If a U.S. Holder makes such a valid mark-to-market election, the lower tax rate with respect to qualified dividend income would not apply.

An alternative to the mark-to-market election is the QEF election under Section 1295 of the Code. U.S. Holders should be aware, however, that we have not determined whether we will provide to U.S. holders the information required to make a valid QEF election and we currently make no undertaking to provide such information.

If we are a PFIC for any year during which a U.S. Holder holds ADSs, we generally will continue to be treated as a PFIC for all succeeding years during which such shareholder holds ADSs, even if we cease to meet the definition of a PFIC based on the asset and income tests described above. Such a U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above) as if the ADSs held were sold on the last day of the last tax year for which we were a PFIC. We will not be a PFIC for U.S. Holders who acquire ADSs after we cease to meet the definition of a PFIC.

U.S. Holders who own ADSs, directly or indirectly, in any year in which we are a PFIC generally must file U.S. IRS Form 8621 annually with respect to their ADSs.

The PFIC rules are very complex and U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of ADSs, the availability of certain USFIT elections under the PFIC rules, and the requirements of filing information returns under such rules.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ADSs. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of investments in the ADSs.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s USFIT liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for stock held through certain financial institutions). In addition, certain U.S. Holders may be required to file a FinCEN Form 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Treasury Department each year to report their interest in the ADSs. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to ADSs.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of the ADSs. You should consult your tax advisor concerning the tax consequences of your particular situation.

FRENCH TAX IMPLICATIONS FOR U.S. HOLDERS

The following describes the material French income tax consequences to U.S. Holders of purchasing, owning and disposing of the ADSs.

This discussion does not purport to be a complete analysis or listing of all potential tax effects of the acquisition, ownership or disposition of the ADSs to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. All of the following is subject to change. Such changes could apply retroactively and could affect the consequences described below.

France has recently introduced a comprehensive set of new tax rules applicable to French assets that are held by or in foreign trusts. These rules provide inter alia for the inclusion of trust assets in the settlor’s net assets for the purpose of applying the French wealth tax, for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the French wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to ADSs held in trusts. If ADSs are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax advisor regarding the specific tax consequences of acquiring, owning and disposing of securities.

The description of the French income tax and wealth tax consequences set forth below is based on the Convention Between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994, or the Treaty, which came into force on December 30, 1995 (as amended by any subsequent protocols, including the protocol of January 13, 2009), and the tax guidelines issued by the French tax authorities in force as of the date of this prospectus.

If a partnership (or any other entity treated as partnership for U.S. federal income tax purposes) holds ADSs, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such partner or partnership is urged to consult its own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of securities.

This discussion applies only to investors that hold ADSs as capital assets that have the U.S. dollar as their functional currency, that are entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty, and whose ownership of the ADSs is not effectively connected to a permanent establishment or a fixed base in France. Certain U.S. Holders (including, but not limited to, U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, banks, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired the securities pursuant to the exercise of employee share options or otherwise as compensation, persons that own (directly, indirectly or by attribution) 5% or more of our voting stock or 5% or more of our outstanding share capital, dealers in securities or currencies, persons that elect to mark their securities to market for U.S. federal income tax purposes and persons holding securities as a position in a synthetic security, straddle or conversion transaction) may be subject to special rules not discussed below.

U.S. Holders are urged to consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of securities in light of their particular circumstances, especially with regard to the “Limitations on Benefits” provision.

Tax on Sale or Other Disposition

Provided such person is not a French resident for French tax purposes, a U.S. Holder who is a U.S. resident for purposes of the Treaty will not be subject to French tax on any capital gain from the sale, exchange, repurchase or redemption by us (other than redemption proceeds which may, under certain circumstances be partially or fully characterized as dividends under French domestic tax law or administrative guidelines) of ordinary shares or ADSs unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France. Special rules apply to U.S. Holders who are residents of more than one country.

Pursuant to Article 235 ter ZD of the Code général des impôts (French Tax Code, or FTC), purchases of shares or ADSs of a French company listed on a regulated market of the European Union or on a foreign regulated market formally acknowledged by the French Financial Market Authority (AMF) are subject to a 0.2% French tax on financial transactions provided that the issuer’s market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year. NASDAQ is not currently acknowledged by the French AMF but this may change in the future. A list of French relevant companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year is published annually by the French State.

Following this offering, purchases of our securities may be subject to such tax provided that its market capitalization exceeds 1 billion euros and that NASDAQ is acknowledged by the French AMF.

In the case where Article 235 ter ZD of the FTC is not applicable, transfers of shares issued by a listed French company are be subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement (“acte”) executed either in France or outside France.

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 30%. Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%. However, eligible U.S. Holders entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 30% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. Holder who is a U.S. resident as defined pursuant to the provisions of the Treaty and whose ownership of the ordinary shares or ADSs is not effectively connected with a permanent establishment or fixed base that such U.S. Holder has in France, is generally reduced to 15%, or to 5% if such U.S. Holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuer; such U.S. Holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rates of 15% or 5%, if any.

For U.S. Holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the Treaty, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rates contained in the “Limitation on Benefits” provision of the Treaty, are complex, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. Holders are advised to consult their own tax advisors regarding their eligibility for Treaty benefits in light of their own particular circumstances. Dividends paid to an eligible U.S. Holder may immediately be subject to the reduced rates of 5% or 15% provided that:

•	such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000); or

•

the depositary or other financial institution managing the securities account in the U.S. of such holder provides the French paying agent with a document listing certain information about the U.S. Holder and its ordinary shares or ADSs and a certificate whereby the financial institution managing the U.S. Holder’s securities account in the United States takes full responsibility for the accuracy of the information provided in the document.

Otherwise, dividends paid to a U.S. Holder will be subject to French withholding tax at the rate of 30%, or 75% if paid in a non-cooperative State or territory (as defined in Article 238-0 A of the FTC), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid. Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

Estate and Gift Taxes

In general, a transfer of securities by gift or by reason of death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, unless the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or the securities were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

Wealth Tax

The French wealth tax (impôt de solidarité sur la fortune) applies only to individuals and does not generally apply to securities held by an eligible U.S. Holder who is a U.S. resident, as defined pursuant to the provisions of the Treaty, provided that such U.S. Holder does not own directly or indirectly more than 25% of the issuer’s financial rights.

UNDERWRITING

Leerink Partners LLC and Evercore Group L.L.C. are acting as representatives of each of the underwriters named below and as joint book-running managers for this offering. Subject to the terms and conditions set forth in the underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of ADSs set forth opposite its name below.

Underwriter	Number of ADSs
Leerink Partners LLC
Evercore Group L.L.C.
Canaccord Genuity Inc.

Total

We have agreed to reimburse the underwriters for certain out-of-pocket expenses of the underwriters payable by us, in an aggregate amount not to exceed $            .

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ADSs sold under the underwriting agreement if any of the ADSs are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Any purchases of ADSs by the underwriters pursuant to the underwriting agreement are carried out by the underwriters agreeing, severally and not jointly, to subscribe for ordinary shares and deposit such ordinary shares with the Depositary, receiving in return the ADSs.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the ADSs representing ordinary shares that they subscribe for pursuant to the underwriting agreement, subject to prior issue, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs and the ordinary shares underlying the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the ADSs to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per ADS. After the initial offering of the ADSs, the public offering price, concession or any other term of the offering may be changed by the representatives.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ADSs.

Total
	Per ADS	Without Option	With Option
Initial public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $            . We also have agreed to reimburse the underwriters for up to $             for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Option to Purchase Additional ADSs

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to             additional ADSs at the public offering price, less the underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our directors and officers, and other holders of all of our ordinary shares outstanding immediately prior to the completion of this offering, have agreed that, without the prior written consent of Leerink Partners LLC and Evercore Group L.L.C. on behalf of the underwriters and our prior written consent in case of the lock-up agreements executed by our directors and officers and the other shareholders, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any ordinary shares or any securities convertible into or exchangeable or exercisable for ordinary shares, which includes the ADSs (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-Up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act; or

•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of ordinary shares or other securities, in cash or otherwise.

NASDAQ Global Market Listing

We have applied to list the ADSs on the NASDAQ Global Market, subject to notice of issuance, under the symbol “GNST.”

Determination of Offering Price

Before this offering, there has been no public market for the ADSs. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	our history and the prospects and the history and prospects of the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the ADSs in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing ADSs. However, the representatives may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option described above. The underwriters may close out any covered short position by either exercising their option or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the closing of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area, or each Relevant Member State, no offer of ADSs may be made to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive; or

(b)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ADSs shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any ADSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We and the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of ADSs in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of ADSs. Accordingly, any person making or intending to make an offer in that Relevant Member State of the ADSs which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of the ADSs in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC, as amended.

Notice to Prospective Investors in the United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only to qualified investors (investisseurs qualifiés) and/or to persons providing investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) as defined in, and in accordance with, articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier.

LEGAL MATTERS

The validity of the issuance of the ADSs offered in this prospectus and certain other legal matters, including those with respect to French law, will be passed upon for us by Gide Loyrette Nouel LLP, London, United Kingdom and Gide Loyrette Nouel A.A.R.P.I., Paris, France. The underwriters are being represented by Shearman & Sterling LLP, New York, New York and Shearman & Sterling LLP, Paris, France.

EXPERTS

The financial statements as of January 1, 2013, December 31, 2013 and 2014 and for each of the years ended December 31, 2013 and December 31, 2014 included in this prospectus have been audited by Deloitte & Associés, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte  & Associés are located at 185, avenue Charles de Gaulle, 92524 Neuilly-sur-Seine Cedex, France.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of France. Most of our directors and officers, and some of the experts named in this prospectus, are residents of France or otherwise reside outside of the United States, and all or a substantial portion of their assets, and all or a substantial portion of our assets, are located outside of the United States. We have appointed an agent for service of process in the United States, but it may be difficult for shareholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for shareholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. There can be no assurance that U.S. investors will be able to enforce against us, members of our board of directors, officers or certain experts named herein who are residents of France or other countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws.

Nevertheless, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would be recognized and enforced in France provided that a French judge considers that this judgment meets the French legal requirements concerning the recognition and the enforcement of foreign judgments and is capable of being immediately enforced in the United States. A French court is therefore likely to grant the enforcement of a foreign judgment without a review of the merits of the underlying claim, only if (1) that judgment resulted from legal proceedings compatible with French standards of due process, (2) that judgment does not contravene international public order and public policy of France and (3) the jurisdiction of the United States federal or state court has been based on principles of French private international law. The French court would also require that the U.S. judgment is not tainted with fraud and is not incompatible with a judgment rendered by a French court in the same matter, or with an earlier judgment rendered by a foreign court in the same matter.

In addition, French Law guarantees full compensation for the harm suffered but is limited to the actual damages, so that the victim does not suffer or benefit from the situation. Such system excludes damages such as, but not limited to, punitive and exemplary damages.

As a result, the enforcement, by U.S. investors, of any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities law against us or members of our board of directors, officers or certain experts named herein who are residents of France or countries other than the United States would be subject to the above conditions.

Finally, there may be doubt as to whether a French court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in France against us or such members, officers or experts, respectively.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of ADSs being registered. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority filing fee and the                     listing fee.

Item	Amount to be paid
SEC registration fee	US$	*
FINRA filing fee	US$	*
Stock exchange listing fee	US$	*
Blue sky fees and expenses	US$	*
Printing and engraving expenses	US$	*
Legal fees and expenses	US$	*
Accounting fees and expenses	US$	*
Transfer agent and registrar fees and expenses	US$	*
Miscellaneous expenses	US$	*
Total	US$	*

*	To be completed by amendment.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ADSs offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the ADSs offered hereby, please refer to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

Upon completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. We are not required to prepare and issue quarterly reports as a foreign private issuer. We currently intend to file semi-annual reports on Form 6-K with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and Section 16 short-swing profit reporting for our officers, directors and holders of more than 10% of our ordinary shares.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of GenSight Biologics SA

Paris, France

We have audited the accompanying statements of financial position of GenSight Biologics S.A. (the “Company”) as of January 1, 2013, December 31, 2013 and 2014 and the related statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of January 1, 2013, December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte & Associés

Represented by Dominique Valette

Neuilly-sur-Seine, France

May 12, 2015

STATEMENTS OF FINANCIAL POSITION

		As of January 1,	Year ended December 31,
	Notes	2013	2013	2014
ASSETS
Non-current assets
Intangible assets	4	€580	€258,987	€240,040
Property, plant and equipment	5	6,304	325,289	277,782
Other non-current financial assets	6	—	31,350	31,388

Total non-current assets		€6,884	€615,626	€549,210

Current assets
Accounts receivable and related receivables	7	—	—	530,461
Other current assets	7	34,885	1,162,615	1,665,213
Marketable securities	8	—	—	1,402,151
Cash and cash equivalents	8	18,846	17,093,389	10,669,471

Total current assets		€53,731	€18,256,004	€14,267,296

TOTAL ASSETS		€60,615	€18,871,629	€14,816,505

		As of January 1,	Year ended December 31,
	Notes	2013	2013	2014
LIABILITIES
Shareholders’ equity
Share capital	9	€38,000	€218,867	€224,606
Premiums related to the share capital		—	19,217,883	19,043,787
Reserves		—	291,606	(2,018,232)
Net income (loss)		(104,469)	(2,762,861)	(6,671,142)

Total shareholders’ equity		€(66,469)	€16,965,495	€10,579,019

Non-current liabilities
Conditional advances—non-current portion	10	—	—	632,332
Non-current provisions	11	—	9,812	40,487

Total non-current liabilities		€—	€9,812	€672,819

Current liabilities
Conditional advances—current portion	10	—	—	—
Accounts payable and related payables	12	127,084	1,374,436	1,909,206
Other current liabilities	12	—	521,886	1,655,460

Total current liabilities		€127,084	€1,896,322	€3,564,666

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		€60,615	€18,871,629	€14,816,505

STATEMENTS OF INCOME (LOSS)

		Year ended December 31,
	Notes	2013	2014
Operating income
Revenues		€—	€—
Other income	14	908,442	1,102,693

Total operating income		€908,442	€1,102,693

Operating expenses
Research and development	15	2,785,743	6,197,031
General and administrative	15	961,077	1,648,832

Total operating expenses		€3,746,820	€7,845,863

Operating profit (loss)		€(2,838,378)	€(6,743,170)

Financial income	17	75,817	93,191
Financial expenses	17	(300)	(21,163)

Financial income (loss)		€75,517	€72,028

Income tax	18	—	—

Net income (loss)		€(2,762,861)	€(6,671,142)

Basic and diluted earnings (loss) per share	21	€(0.16)	€(0.30)

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended December 31,
	2013	2014
Net income (loss)	€(2,762,861)	€(6,671,142)

Actuarial gains and losses on employee benefits, net of income tax	(9,812)	(16,109)

Other comprehensive income	(9,812)	(16,109)
Other items	—	—
Total comprehensive income (loss)	€(2,772,673)	€(6,687,251)

STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Notes	2013	2014
Cash flows from operating activities
Net income (loss)		€(2,762,861)	€(6,671,142)
Reconciliation of net income (loss) and cash used for operating activities
Amortization and depreciation		40,310	255,615
Retirement pension obligations		—	14,547
Expenses related to share-based payments	15/16	130,946	294,971

Operating cash flows before change in working capital		€(2,591,605)	€(6,106,009)

Accounts receivable		—	(530,461)
Other receivables		(1,127,730)	(502,598)
Accounts payable		1,247,351	534,770
Other current liabilities		521,886	1,087,906
Change in working capital		€641,508	€589,617

Net cash flows from operating activities		€(1,950,097)	€(5,516,392)

Cash flows from investment activities
Acquisitions of property, plant and equipment	5	(341,693)	(189,142)
Acquisitions of intangible assets	4	(1,068)	—
Acquisitions of non-current financial assets		(31,350)	(38)
Purchase of marketable securities		—	(1,402,151)

Net cash flows from investment activities		€(374,111)	€(1,591,331)

Cash flows from financing activities
Conditional advances received	10	—	678,000
Treasury shares		180,867	5,739
Capital increases, net of transaction costs	9	19,217,883	66

Net cash flows from financing activities		€19,398,750	€683,805

Increase/(decrease) in cash and cash equivalents		€17,074,542	€(6,423,918)
Cash and cash equivalents at the beginning of the period		18,846	17,093,389

Cash and cash equivalents at the close of the period		€17,093,389	€10,669,471

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Premiums related to the share capital	Reserves	Net income (loss)	Total shareholders’ equity
	Number of shares	Amount
At January 1, 2013	3,800,000	€38,000	€—	€—	€(104,469)	€(66,469)

Net income (loss)	—	—	—	—	(2,762,861)	(2,762,861)
Other comprehensive income	—	—	—	(9,812)	—	(9,812)

Total comprehensive income (loss)	—	€—	€—	€(9,812)	€(2,762,861)	€(2,772,673)

Allocation of prior period net income (loss)	—	—	—	(104,469)	104,469	—
Capital increase by issuance of ordinary shares	670,588	6,706	—	274,941	—	281,647
Capital increase by issuance of Series A preferred shares	17,416,135	174,161	19,217,227	—	—	19,391,388
Issuance of share warrants	—	—	656	—	—	656
Share-based payments	—	—	—	130,946	—	130,946

At December 31, 2013	21,886,723	€218,867	€19,217,883	€291,606	€(2,762,861)	€16,965,495

Net income (loss)	—	—	—	—	(6,671,142)	(6,671,142)
Other comprehensive income	—	—	—	(16,109)	—	(16,109)

Total comprehensive income (loss)	—	€—	€—	€(16,109)	€(6,671,142)	€(6,687,251)

Allocation of prior period net income (loss)	—	—	—	(2,762,861)	2,762,861	—
Allocation to reserves	—	—	(174,161)	174,161	—	—
Capital increase by issuance of ordinary shares	573,900	5,739	—	—	—	5,739
Treasury shares	—	—	—	—	—	—
Issuance of share warrants	—	—	66	—	—	66
Share-based payments	—	—	—	294,971	—	294,971

At December 31, 2014	22,460,623	€224,606	€19,043,787	€(2,018,232)	€(6,671,142)	€10,579,019

NOTES TO THE FINANCIAL STATEMENTS

Note 1: General information about the Company

Incorporated in 2012, GenSight Biologics S.A. (hereinafter referred to as “GenSight” or the “Company”) is a clinical-stage company developing novel therapies for mitochondrial and neurodegenerative diseases of the central nervous system based on its proprietary platform technologies that combine gene therapy-based approaches, mitochondrial targeting and optogenetics. The Company’s focus is in ophthalmology where the Company develops product candidates to restore eyesight to patients suffering from retinal diseases that would otherwise lead to blindness.

The Company has incurred losses and negative cash flows from operations since its inception and had shareholders’ equity of €10,570,019 at December 31, 2014 as a result of several financing rounds (see Note 9). The Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its product candidates in development. Substantial additional financing will be needed by the Company to fund its operations and to commercially develop its product candidates.

The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its research and development; (ii) regulatory approval and market acceptance of the Company’s proposed future products; (iii) the timely and successful completion of additional financing; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies.

The accompanying financial statements as of December 31, 2013 and 2014 and related notes (the “financial statements”) present the operations of the Company. The Company is a société anonyme governed by French law and has its registered office located at 74 rue du Faubourg Saint-Antoine, 75012 Paris—France. The Company presents individual financial statements as it had no subsidiaries as of December 31, 2014.

The financial statements have been prepared under the responsibility of management of the Company. The financial statements were approved by the Board of Directors of the Company on May 11, 2015.

All amounts are expressed in euros, unless stated otherwise.

Note 2: Statement of compliance and transition to IFRS

2.1 Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) which is mandatory for the year ended December 31, 2014. Comparative figures are presented for the 12-month period ended December 31, 2013.

IFRS include International Financial Reporting Standards, International Accounting Standards (“IAS”), as well as the interpretations issued by the Standing Interpretations Committee (“SIC”) and the International Financial Reporting Interpretations Committee (“IFRIC”). The main accounting methods used to prepare the financial statements are described below. These methods were used for all periods presented.

Recently issued accounting pronouncements that may be relevant to the Company’s operations but have not yet been adopted are as follows:

•	On May 12, 2014, the IASB issued amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortisation¸ applicable from January 1, 2016. The Company currently has not capitalized any development costs and does not expect that the adoption of this amendment will be material to its financial statements.

•	On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers which specifies how and when to recognize revenue as well as requiring entities to provide users of financial statements with more informative and relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. This standard is effective for annual periods beginning on or after January 1, 2017. The Company is still in the process of assessing whether there will be a material change to its financial statements upon adoption of this new standard.

•	On July 24, 2014, the IASB issued the final version of IFRS 9 Financial Instruments (2014) which replaces IAS 39 Financial instruments: recognition and measurement (“IAS 39”), bringing together the classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is still in the process of assessing whether there will be a material change to its financial statements upon adoption of this new standard.

•	On August 12, 2014, the IASB issued amendments to IAS 27 Equity Method in Separate Financial Statements which is effective for annual periods beginning on or after January 1, 2016, with earlier adoption permitted. The Company does not expect that the adoption of this amendment will be material to its financial statements.

•	On September 25, 2014, the IASB issued Annual improvements to IFRSs (2012-2014) which includes various amendments to IFRSs. The Company does not expect that the adoption of these amendments will be material to its financial statements.

•	On December 18, 2014, the IASB issued amendments to IAS 1 Presentation of Financial Statements which clarifies various presentation and disclosure requirements related to materiality, subtotals, disaggregation and accounting policies. These amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The adoption of these new amendments will not have a material impact on the financial statements of the Company.

The Company does not plan to early adopt the new accounting standards, amendments and interpretations.

The accounting policies and measurement principles adopted for the financial statements as of and for the year ended December 31, 2014 are the same for the comparative period presented.

2.2 Transition to IFRS

The financial statements have been prepared under IFRS for the first time at December 31, 2014. As required by IFRS 1 First-time adoption of IFRS (“IFRS 1”), they include comparative information for 2013. As the Company was incorporated on April 17, 2012, the first financial statements prepared for statutory reporting purposes in accordance with accounting principles generally accepted in France (“French GAAP”) cover a period of 20 months and 14 days from April 17, 2012 to December 31, 2013. However, for comparative purposes and given that the amount of expenses incurred from April 17, 2012 to December 31, 2012 is immaterial, the Company has prepared its financial statements under IFRS using a 12-month period as of and for the two years ended December 31, 2014. See Note 24 for an explanation of the main adjustments affecting the financial position and results of operations from French GAAP to IFRS.

Note 3: Accounting principles

3.1 Intangible assets

Pursuant to IAS 38 Intangible Assets (“IAS 38”), intangible assets acquired are recognized as assets on the statement of financial position at their acquisition cost.

Research and development

Research costs are recorded in the financial statements as expenses.

In accordance with IAS 38, development costs are recognized in the financial statements as intangible assets only if all the following criteria are met:

(a)	it is technically feasible to complete the development of the project;

(b)	intention on the part of the Company to complete the project and to utilize it;

(c)	capacity to utilize the intangible asset;

(d)	proof of the probability of future economic benefits associated with the asset;

(e)	availability of the technical, financial and other resources for completing the project; and

(f)	reliable evaluation of the development expenses.

Because of the risks and uncertainties related to regulatory authorizations and to the research and development process, the Company believes that the six criteria stipulated by IAS 38 have not been fulfilled to date and the application of this principle has resulted in all development costs to be expensed as incurred in all periods presented.

Software

The costs related to the acquisition of licenses for software are recognized as assets on the basis of the costs incurred to acquire and to implement the software. They are amortized using the straight-line method over a period of one to three years depending on the anticipated period of use.

License

In February 2013, the Company entered into a partnership agreement with Novartis Pharma AG (“Novartis”) which provides for exclusive in-licenses for two patent families. The Company issued 670,588 ordinary shares as consideration paid for the exclusive licenses. Given that the fair value of the licenses cannot be reliably estimated, in accordance with IFRS 2 Share-based payment (“IFRS 2”), the amount of the intangible asset being recognized has been determined by reference to the fair value of the ordinary shares that were granted by the Company, based on an independent valuation. The licenses are amortized over 15 years from the date the agreement was signed, which corresponds to the expected useful life of the licenses.

3.2 Property, plant and equipment

Property, plant and equipment are recorded at their acquisition cost or, if applicable, at their production cost.

Property, plant and equipment are depreciated using the straight-line method over the estimated useful period of the property. Rented fixtures are depreciated over the term of their lifetime or over the term of the rental agreement, whichever is shorter.

The depreciation periods used are the following:

Property, plant and equipment item	Depreciation period
Fixtures and improvements in structures Research and development / production tools	5 to 10 years 5 years
Computer equipment	3 years
Office equipment and furniture	5 years

3.3 Financial assets

Financial assets include assets available for sale, assets owned until maturity, loans and receivables, cash and cash equivalents.

The valuation and the accounting treatment of the financial assets and liabilities are defined by IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”), with the exception of deposits and guarantees in relation to lease agreements, which are classified under non-current financial assets on the statement of financial position and measured at cost.

Assets owned until maturity

These securities are exclusively fixed income or determinable income and have fixed maturities, other than loans and accounts receivable, that the Company has the intention and the ability to keep until maturity. After their initial posting at their fair value, they are valued and recognized in the financial statements at the amortized cost on the basis of the effective interest rate (“EIR”) method.

The assets owned until maturity are monitored for any objective indication of impairment. A financial asset is impaired if its carrying value is greater than its recoverable amount as estimated during impairment tests. The impairment is recognized in the statement of income (loss).

Loans and receivables

This category includes other loans and accounts receivable and commercial receivables.

These instruments are initially recognized in the financial statements at their fair value and then at the amortized cost calculated with the EIR method. The short-term receivables without an interest rate are valued at the amount of the original invoice, unless the application of an implicit interest rate has a significant effect. For the loans and variable-rate accounts receivable, a periodic re-estimation of the cash flows, in order to reflect the change in the market interest rate, modifies the effective interest rate and therefore the valuation of the loan or of the receivable.

The loans and receivables are monitored for any objective indication of impairment. A financial asset is impaired if its book value is greater than its recoverable amount as estimated during impairment tests. The impairment is recognized in the statement of income (loss).

Assets at fair value through the statement of income (loss)

The assets considered to be held for trading purposes include the assets that the Company intends to resell in the near future in order to realize a capital gain, which is part of a managed portfolio of financial instruments classified as cash, cash equivalents and marketable securities for which there exists a practice of selling in the short term. The assets held for trading may also include assets voluntarily classified in this category, in a manner that is independent of the criteria listed above, in accordance with the fair value option accounting principle under IFRS.

Assets available for sale

The assets available for sale include, primarily, securities that do not meet the criteria of the definition of the other categories of financial assets. They are valued at their fair value, and the changes in value are recognized in other comprehensive income within shareholders’ equity.

The fair value corresponds to the market price for those securities that are listed on a stock exchange or to an estimate of the value for unlisted securities, determined on the basis of the financial criteria most appropriate for the specific security. When there is an objective indication of the impairment of these securities, the accumulated impairment is recognized in shareholders’ equity in the statement of income (loss).

3.4 Recoverable amount of the intangible assets and property, plant and equipment

The property, plant and equipment and intangible assets that have an established lifetime are subject to an impairment test when the recoverability of their book value is called into question by the existence of indications of impairment. An impairment is recognized in the financial statements up to the amount of the excess of the book value over the recoverable value of the asset. The recoverable value of an asset corresponds to its fair value minus the costs of sale or its use value, whichever is higher.

3.5 Cash and cash equivalents and marketable securities

Cash equivalents and marketable securities are owned for the purpose of meeting short-term cash commitments rather than for the objective of investment or for other purposes. They are readily convertible into a known amount of cash and are subject to a negligible risk of change in value. Cash and cash equivalents are liquid assets that are available immediately, long-term investments that can be liquidated immediately without a penalty and money market funds, which are readily convertible into a known amount of cash and are subject to a negligible risk of change in value. Cash equivalents are valued on the basis of the IAS 39 categories under which they fall.

Marketable securities are generally comprised of term deposits that have a maturity exceeding three months and are measured on the basis of the IAS 39 categories under which they fall.

Cash equivalents and marketable securities are measured at their fair value, and the changes in value are recognized through financial income or loss. Given the nature of these assets, their fair value is generally close to their net carrying value.

3.6 Share capital

Common shares are classified under shareholders’ equity. The costs of share capital transactions that are directly attributable to the issue of new shares or options are recognized in shareholders’ equity as a deduction from the revenue from the issue, net of tax.

3.7 Share-based payment

Since its formation, the Company has established several plans for compensation paid in equity instruments in the form of employee warrants (bons de souscription de parts de créateur d’entreprise or “BCEs”) granted to employees and/or executives and in the form of “share warrants” (bons de souscription d’actions or “BSAs”) granted to non-employee members of the board of directors and scientific consultants. Pursuant to IFRS 2, the cost of the transactions paid with equity instruments is recognized as an expense in exchange for an increase in the shareholders’ equity for the period during which the rights to be enjoyed from the equity instruments are acquired.

The Company has applied IFRS 2 to all equity instruments granted since its inception in 2012 to its employees, members of the board of directors, other individuals, or to companies.

The warrants are not subject to any market conditions. The warrants are described in Note 9.3.

3.8 Financial liabilities

Borrowings and other financial liabilities are measured initially at their fair value and then at amortized cost, calculated on the basis of the EIR method.

The transaction expenses that are directly attributable to the acquisition or to the issue of a financial liability reduce that financial liability. These expenses are then amortized actuarially over the lifetime of the liability, on the basis of the EIR.

The EIR is the rate that equalizes the anticipated flow of future cash outflows with the current net book value of the financial liability in order to deduct its amortized cost therefrom.

3.9 Research tax credit, subsidies and conditional advances

Research tax credit

The research tax credit (Crédit d’Impôt Recherche) (the “Research Tax Credit”) is granted to companies by the French tax authorities in order to encourage them to conduct technical and scientific research. Companies that prove that they have expenditures that meet the required criteria (research expenditures located in France or, since January 1, 2005, within the European Community or in another State that is a party to the Agreement on the European Economic Area that has concluded a tax treaty with France that contains an administrative assistance clause) receive a tax credit that can be used for the payment of the corporate tax due for the fiscal year in which the expenditures were made and the next three fiscal years, or, as applicable, can be reimbursed in cash. The expenditures taken into account for the calculation of the Research Tax Credit involve only research expenses.

The Company has received the Research Tax Credit since its inception.

The Company received the reimbursement of the Research Tax Credit for the year 2013 during the year 2014. It will request the reimbursement of the 2014 Research Tax Credit under the Community tax rules for small and medium firms in compliance with the regulatory texts in effect.

The CIR is presented under other income in the statement of income (loss) as it meets the definition of government grant as defined in IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.

Subsidies and conditional advances

Due to the innovative nature of its product candidate development programs, the Company has benefited from certain sources of financial assistance from Bpifrance Financement. Bpifrance Financement’s mission is to provide financial assistance and support to emerging French enterprises to facilitate the development and commercialization of innovative technologies.

The funds received by the Company are intended to finance its research and development efforts and the recruitment of specific personnel. The Company has received such funding in the form of non-refundable subsidies and conditional advances.

Subsidies

Subsidies received are grants that are not repayable by the Company and are recognized in the financial statements where there exists reasonable assurance that the Company will comply with the conditions attached to the subsidies and the subsidies will be received.

Subsidies that are upfront payments are presented as deferred revenue and recognized ratably through income over the duration of the research program to which the subsidy relates.

A public subsidy that is to be received either as compensation for expenses or for losses already incurred, or for immediate financial support of the Company without associated future costs, is recognized in the financial statements as other income for the period in which the grant is classified as a receivable.

Conditional advances

Funds received from Bpifrance Financement in the form of conditional advances are recognized as financial liabilities, as the Company has a contractual obligation to reimburse Bpifrance Financement for such conditional advances in cash based on a repayment schedule. Each award of an advance is made to help fund a specific development milestone. The details concerning the conditional advances are provided in Note 10. Receipts or reimbursements of conditional advances are reflected as financing transactions in the statement of cash flows.

The amount resulting from the benefit of conditional advances that do not bear interest at market rates is considered a subsidy. This benefit is determined by applying a discount rate equal to the rate the Company would have to pay for a bank borrowing over a similar maturity.

The implicit interest rate resulting from taking into account the whole repayments plus the additional payments due in case of commercial success as described in Note 10 is used to determine the amount recognized annually as a finance cost.

In the event of a change in payment schedule of the stipulated repayments of the conditional advances, the Company recalculates the net book value of the debt resulting from the discounting of the anticipated new future cash flows at the initial EIR. The adjustment that results therefrom is recognized in the statement of income (loss) for the period during which the modification is recognized.

The conditional advance that can be subject to this type of modification is the advance received from Bpifrance Financement, presented in Note 10.1.

3.10 Retirement pension obligations

The employees of the Company receive the retirement benefits stipulated by law in France:

•	compensation paid by the Company to employees upon their retirement (defined-benefit plan) and;

•	a payment of retirement pensions by the Social Security agencies, which are financed by the contributions made by companies and employees (defined-contribution plans).

For the defined-benefit plans, the costs of the retirement benefits are estimated by using the projected credit unit method. According to this method, the cost of the retirement benefit is recognized in the statement of income (loss) so that it is distributed uniformly over the term of the services of the employees. The retirement benefit commitments are valued at the current value of the future payments estimated using, for discounting, the market rate for high quality corporate bonds with a term that corresponds to that estimated for the payment of the benefits.

The Company appoints external actuaries to conduct an annual review of the valuation of these plans.

The difference between the amount of the provision at the beginning of a period and at the close of that period is recognized through profit or loss for the portion representing the costs of services rendered and the net interest costs, and through other comprehensive income for the portion representing the actual gains and losses.

The Company’s payments for the defined-contribution plans are recognized as expenses on the statement of income (loss) of the period during which they become payable.

3.11 Provisions for risks and expenses

The provisions for risks and lawsuits correspond to the commitments resulting from lawsuits and various risks whose due dates and amounts are uncertain.

A provision is recognized in the financial statements when the Company has a legal or implicit obligation to a third party resulting from a past event, which is likely or certain to cause an outflow of resources to that third party, and provided that the future outflows of liquid assets can be estimated reliably.

The amount recognized in the financial statements as a provision is the best estimate of the expenses necessary to extinguish the obligation.

3.12 Leases

The leases involving property, plant and equipment are classified as finance lease agreements when the Company bears substantially all the benefits and risks inherent in the ownership of the property. The assets that are covered under finance lease agreements are capitalized as of the beginning date of the rental agreement on the basis of the fair value of the rented asset or the discounted values of the future minimum payments, whichever is lower. Each rental payment is distributed between the debt and the financial cost in such a manner to determine a constant interest rate on the principal that remains due. The corresponding rental obligations, net of the financial expenses, are classified as financial liabilities. The property, plant and equipment acquired within the framework of a finance lease agreement is amortized over the use period or the term of the lease agreement, whichever is shorter.

The rental agreements for which a significant portion of the risks and advantages is preserved by the lessor are classified as operating leases. The payments made for these operating leases, net of any incentive measures, are recognized as expenses on the statement of income (loss) in a linear manner over the term of the agreement.

3.13 Income tax

Deferred taxes are recognized for all the temporary differences arising from the difference between the tax basis and the accounting basis of the assets and liabilities that appear in the financial statements. The primary temporary differences are related to the tax losses that can be carried forward or backward. The legal tax rates as of the closing date are utilized to determine the deferred taxes.

The deferred tax assets are recognized in the financial statements only to the extent that it is likely that the future profits will be sufficient to absorb the losses that can be carried forward or backward. Considering its stage of development, which precludes the income projections from being sufficiently reliable to be made, the Company has not recognized deferred tax assets in relation to tax loss carryforward in the statement of financial position.

3.14 Segment information

The Company operates in a single operating segment: the conducting of research and development of novel therapies for mitochondrial and neurodegenerative diseases of the eye and central nervous system in order to market them in the future. The assets, liabilities and operating loss realized are located in France.

3.15 Presentation of financial assets and financial liabilities measured at fair value

In accordance with IFRS 7 Financial Statements: Disclosures, financial instruments are presented in three categories based on a hierarchical method used to determine their fair value:

•	level 1: fair value calculated using quoted prices in an active market for identical assets and liabilities;

•	level 2: fair value calculated using valuation techniques based on observable market data such as prices of similar assets and liabilities or parameters quoted in an active market;

•	level 3: fair value calculated using valuation techniques based wholly or partly on unobservable inputs such as prices in an inactive market or a valuation based on multiples for unlisted securities.

3.16 Use of estimates

The financial statements are prepared in accordance with IFRS. The preparation of the Financial Statements requires management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, income and expenses during the reporting period. The Company bases estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. The Company’s actual results may differ from these estimates under different assumptions or conditions. There have been no significant changes from original estimates in any periods presented.

These estimates and judgments involve mainly:

•	the measurement of the fair value of the employee warrants (BCEs) granted to employees and/or executives and share warrants (BSAs) granted to non-employee members of the board of directors and scientific consultants and to service providers, performed on the basis of actuarial models; these models require the use by the Company of certain calculation assumptions such as the expected volatility of the underlying security (see Note 16);

•	the estimate of the repayments of the conditional advances obtained by the Company from public institutions, such as Bpifrance Financement. The anticipated repayments of the conditional advances are analyzed at each reporting period (see Note 10);

•	the estimate of the amount of the intangible asset recognized in the context of a license agreement. The acquisition of this license resulted in the issuance of ordinary shares as consideration paid for the license. The amount of the intangible asset recognized was determined based on the fair value of the ordinary shares, €0.41 per share, issued as consideration for the license (see Note 4).

3.17 Events after the close of the fiscal year

The statement of financial position and the statement of income (loss) of the Company are adjusted to reflect the subsequent events that alter the amounts related to the situations that exist as of the closing date. The adjustments are made until the date the financial statements are approved and authorized for issuance by the Board of Directors.

Subsequent events following December 31, 2014 that have not resulted in adjustments are presented in Note 23.

Note 4: Intangible assets

The intangible assets are broken down as follows:

	As of January 1, 2013	As of December 31,
		2013	2014
Patents, licenses, trademarks	€—	€274,941	€274,941
Software	580	1,648	1,648

Total historical cost	€580	€276,589	€276,589

Accumulated amort. of patents, licenses and trademarks	—	16,572	34,901
Accumulated depreciation of software	—	1,030	1,648

Accumulated amortization and depreciation	€—	€17,602	€36,549

Net total	€580	€258,987	€240,040

An intangible asset was recognized at December 31, 2013 as a result of the license agreement signed with Novartis. The initial recognition cost amounted to €274,941 and was determined by reference to the fair value of the 670,588 ordinary shares, €0.41 per ordinary share, issued as consideration for the license.

There has been no recognition of impairment losses in application of IAS 36 Impairment of Assets over the periods presented.

Note 5: Property, plant and equipment

	As of January 1, 2013	Increase	Decrease	As of December 31, 2013
Technical equipment and installations	€—	€228,351	€—	€228,351
Leasehold improvements	—	48,791	—	48,791
Office and computer equipment	6,304	19,615	—	25,919
Furniture	—	33,057	—	33,057
Other property, plant and equipment	—	11,879	—	11,879

Total gross property, plant and equipment	€6,304	€341,693	€—	€347,997

Accumulated depreciation of technical equipment and installations	—	10,554	—	10,554
Accumulated depreciation of leasehold improvements	—	2,883	—	2,883
Accumulated depreciation of office and computer equipment	—	5,643	—	5,643
Accumulated depreciation of furniture	—	3,629	—	3,629
Accumulated depreciation of other property, plant and equipment	—	—	—	—

Total accumulated amortization and depreciation	€—	€22,708	€—	€22,708

Total net property, plant and equipment	€6,304	€—	€—	€325,289

	As of January 1, 2014	Increase	Decrease	As of December 31, 2014
Technical equipment and installations	€228,351	€73,870	€(168,901)	€133,320
Leasehold improvements	48,791	7,194	(48,791)	7,194
Office and computer equipment	25,919	23,078	—	48,996
Furniture	33,057	91,344	—	124,402
Other property, plant and equipment	11,879	5,534	(11,879)	5,534

Total gross property, plant and equipment	€347,997	€201,021	€(229,571)	€319,447

Accumulated depreciation of technical equipment and installations	10,554	171,984	(168,901)	13,637
Accumulated depreciation of leasehold improvements	2,883	4,881	(7,762)	2
Accumulated depreciation of office and computer equipment	5,643	10,974	—	16,616
Accumulated depreciation of furniture	3,629	7,781	—	11,410
Accumulated depreciation of other property, plant and equipment	—	—	—	—

Total accumulated amortization and depreciation	€22,708	€195,620	€(176,663)	€41,665

Total net property, plant and equipment	€325,289	€—	€—	€277,782

Over the two periods presented, the increase primarily relates to technical equipment and installations and to furniture. The increase in the building fixtures item is related to the improvements made in the Company’s new premises.

Note 6: Non-current financial assets

The non-current financial assets correspond to the deposit paid to the lessor for the registered offices of the Company.

Note 7: Accounts receivable and other current assets

7.1 Accounts receivable and related receivables

	As of January 1	As of December 31,
	2013	2013	2014
Accounts receivable and related receivables	€—	€—	€530,461
Valuation allowance (charges to income statement)	—	—	—

Total net value of accounts receivable	€—	€—	€530,461

All accounts receivable have payment terms of less than one year.

Accounts receivable and related receivables relate exclusively to rents re-billed to its subtenants. Rental income is classified as a reduction of operating expenses in the statement of income (loss) in research and development and general and administrative, as applicable (see Note 15).

No valuation allowance was recognized on accounts receivable as there is no past due receivable.

7.2 Other current assets

The other current assets are broken down as follows:

	As of January 1	As of December 31,
	2013	2013	2014
Prepayments	€14,051	€17,857	€410,277
Research tax credit	—	908,442	911,682
Other tax claims	20,834	211,846	269,543
Other receivables	—	—	300
Prepaid expenses	—	24,470	73,411

Total	€34,885	€1,162,615	€1,665,213

Prepayments are primarily related to the new premises.

The other tax claims are primarily related to deductible VAT as well as to the reimbursement of VAT that has been requested.

As of December 31, 2013, prepaid expenses were primarily insurance expenses.

As of December 31, 2014, prepaid expenses were primarily rental, insurance and travel expenses.

Research tax credit

The Company benefits from the provisions in Articles 244 quater B and 49 septies F of the French Tax Code related to the Research Tax Credit. In compliance with the principles described in Note 3.11, the Research Tax Credit is recognized in the statement of income (loss) in “other income” during the year in which the eligible research expenditures are incurred.

Changes in the Research Tax Credit over the last two periods are presented as follows:

Opening balance sheet receivable as of January 1, 2013	€—
Other operating income	908,442
Payment received	—

Closing balance sheet receivable as of December 31, 2013	€908,442

Opening balance sheet receivable as of January 1, 2014	€908,442
Other operating income	911,682
Payment received	(908,442)

Closing balance sheet receivable as of December 31, 2014	€911,682

Note 8: Cash and cash equivalents and marketable securities

Cash, cash equivalents and marketable securities items are broken down as follows:

	As of January 1, 2013	As of December 31,
		2013	2014
Cash	€18,846	€1,808,166	€1,396,492
Cash equivalents	—	15,285,223	9,272,979

Total cash and cash equivalent as reported in the statements of financial position	€18,846	€17,093,389	€10,669,471

Bank overdrafts	—	—	—

Total net cash and cash equivalents as reported in the statements of cash flows	€18,846	€17,093,389	€10,669,471

Marketable securities—time deposits	—	—	1,402,151

Total net cash and cash equivalents and marketable securities	€18,846	€17,093,389	€12,071,622

Note 9: Capital

9.1 Share capital issued

The share capital as of December 31, 2014 was €224,606.23. It is divided into 22,460,623 fully authorized, subscribed and paid-up shares with a nominal value of €0.01, of which 5,044,488 ordinary shares and 17,416,135 Series A preferred shares are outstanding.

Each Series A preferred share, immediately prior to the completion of an initial public offering, converts into one ordinary share. In addition, any unvested warrants to purchase Series A preferred shares vests immediately prior to the completion of an initial public offering. All unvested warrants to purchase ordinary shares also vest immediately prior to an initial public offering.

Series A preferred shares have the same voting rights as ordinary shares. In addition, Series A preferred shares provide their holders a preferential right with respect to dividends and upon liquidation of the Company.

On February 14, 2013 and March 20, 2013, the Company completed a financing round divided into three tranches and the Company issued 16,108,003 Series A preferred shares (ABSA 1) each with a nominal value of €0.01 and a share premium of €1.11 per share. In the event of an initial public offering, each Series A preferred share will be converted into one ordinary share.

The 22,460,623 outstanding shares does not include non-employee share warrants (“BSA”) and employee share warrants (“BCE”). BSA are granted to investors and other individual non-employees and BCE are granted to employees only.

Each Series A preferred share carries two warrants (BSA T2 and BSA T3). For each exercise of 18 warrants, seven Series A preferred shares are issued, at a subscription price of €1.12 per share (see Note 9.2).

On December 19, 2013, the Company raised additional financing divided into three tranches and the Company issued 1,308,132 Series A preferred shares (ABSA 1) with a nominal value of €0.01 and a share premium of €1.28 per share.

Each Series A preferred share carries two warrants (BSA T2 and BSA T3). For each exercise of 18 warrants, seven Series A preferred shares are issued, at a subscription price of €1.29 per share (see Note 9.2).

The table below presents the historical changes in the share capital of the Company as of December 31, 2013 and 2014:

	Share Capital	Share premium	Number of shares
Balance as of January 1, 2013	€38,000	€—	3,800,000
Capital increase by issuance of ordinary shares	6,706	—	670,588
Capital increase by issuance of Series A preferred shares	161,080	17,879,883	16,108,003
Issuance of shares upon exercise of subscription warrants(1)	—	656	—
Capital increase by issuance of Series A preferred shares	13,081	1,674,409	1,308,132

Sub-total as of December 31, 2013	€218,867	€19,554,948	21,886,723
Less cost of issuance of shares	—	(337,066)	—

Total as of December 31, 2013	€218,867	€19,217,883	21,886,723

	Share Capital	Share premium	Number of shares
Balance as of January 1, 2014	€218,867	€19,217,883	21,886,723
Reversal to reserves	—	(174,161)	—
Issuance of shares upon exercise of subscription warrants shares(1)	—	66	—
Capital increase by issuance of ordinary shares	5,739	—	573,900

Total as of December 31, 2014	€224,606	€19,043,787	22,460,623

(1)	The share premium corresponds to the subscription price of the warrants exercised.

The expenses incurred in relation to share capital increases have been recognized after deduction of the share premium, amounting to €337,066 in 2013.

9.2 Warrants issued

The company has issued non-employee warrants, or BSA, and employee warrants, or BCE.

The following two tables relate to the warrants attached to the Series A preferred shares described in Note 9.1.

Date	Type	Number of warrants issued as of 12/31/2013	Number of warrants null and void as of 12/31/2013	Number of warrants exercised	Number of warrants outstanding as of 12/31/2013	Maximum number of shares to be issued	Strike price per share
02/05/13	BSA T2	3,571,428	—	—	3,571,428	1,388,887	€1.12
02/05/13	BSA T3	3,571,428	—	—	3,571,428	1,388,887	€1.12
03/20/13	BSA T2	12,500,000	—	—	12,500,000	4,861,110	€1.12
03/20/13	BSA T3	12,500,000	—	—	12,500,000	4,861,110	€1.12
12/19/13	BSA T2 FBIMR*	1,308,132	—	—	1,308,132	508,718	€1.29
12/19/13	BSA T3 FBIMR*	1,308,132	—	—	1,308,132	508,718	€1.29

Total		34,759,120	—	—	34,759,120	13,517,430

*	Granted to Fonds Biothérapies Innovantes des Maladies Rares or FBIMR.

Date	Type	Number of warrants issued as of 12/31/2014	Number of warrants null and void as of 12/31/2014	Number of warrants exercised	Number of warrants outstanding as of 12/31/2014	Maximum number of shares to be issued	Strike price per share
02/05/13	BSA T2	3,571,428	—	—	3,571,428	1,388,887	€1.12
02/05/13	BSA T3	3,571,428	—	—	3,571,428	1,388,887	€1.12
03/20/13	BSA T2	12,500,000	—	—	12,500,000	4,861,110	€1.12
03/20/13	BSA T3	12,500,000	—	—	12,500,000	4,861,110	€1.12
12/19/13	BSA T2 FBIMR*	1,308,132	—	—	1,308,132	508,718	€1.29
12/19/13	BSA T3 FBIMR*	1,308,132	—	—	1,308,132	508,718	€1.29

Total		34,759,120	—	—	34,759,120	13,517,430

*	Granted to Fonds Biothérapies Innovantes des Maladies Rares.

The following two tables relate to warrants to purchase ordinary shares.

Date	Type	Number of warrants issued as of 12/31/2013	Number of warrants null and void as of 12/31/2013	Number of warrants exercised	Number of warrants outstanding as of 12/31/2013	Maximum number of shares to be issued	Strike price per share
07/08/13	BCE 2013-02	2,230,000	—	—	2,230,000	2,230,000	€0.01
07/08/13	BSA 2013-02	820,000	—	—	820,000	820,000	€0.01

Total		3,050,000	—	—	3,050,000	3,050,000

Date	Type	Number of warrants issued as of 12/31/2014	Number of warrants null and void as of 12/31/2014	Number of warrants exercised	Number of warrants outstanding as of 12/31/2014	Maximum number of shares to be issued	Strike price per share
07/08/13	BCE 2013-02	2,230,000	—	404,000	1,826,000	1,826,000	€0.01
07/08/13	BSA 2013-02	820,000	—	169,900	650,100	650,100	€0.01
04/09/14	BCE 2013-02	484,500	—	—	484,500	484,500	€0.01
04/09/14	BSA 2013-02	82,500	—	—	82,500	82,500	€0.01
12/03/14	BCE 2014-06	150,000	—	—	150,000	150,000	€0.01

Total		3,767,000	—	573,900	3,193,100	3,193,100

The impact of the share-based payments on the net loss is presented in Note 16.

Note 10: Financial liabilities

10.1 Conditional advances

In 2014, the Company received a grant from Bpifrance Financement of both subsidies and conditional advances in relation to the development of its technology platform. The program will be funded according to a specified schedule set forth in the contract, subject to completion of milestones. As the program advances, the Company will provide Bpifrance Financement with interim progress reports and a final report when the funded project ends. Based on these reports, the Company is entitled to conditional advances from Bpifrance Financement. Each award of an advance is made to help fund a specific development milestone. The total amount of the conditional advances granted was €5,685,975, of which €678,000 was received in December 2014, and recognized as non-current liabilities in the statement of financial position, as this conditional advance is repayable by the Company according to a repayment schedule.

The contract with Bpifrance Financement sets forth a repayment schedule that totals €6,490,000. Following the repayment of all of the conditional advances, the Company may be required to make additional payments over a period of two years of up to €2.72 million, depending on whether the Company reaches cumulative revenues, excluding taxes, of €80 million by 2029. The obligation to repay these amounts is based on the technical and commercial success of the funded program, as determined by the revenues forecast or revenues deriving from direct or indirect exploitation of those products and results of its optogenetics technology platform. In the event Bpifrance Financement determines that the program is not successful, Bpifrance Financement will meet with the Company to assess the impact on the repayments and the repayment schedule.

This program will be funded according to the following schedule, subject to completion of milestones:

•	€678,000 received in December 2014;

•	€2,675,000 to be received in May 2016;

•	€494,000 to be received in November 2017;

•	€852,975 to be received in November 2018; and

•	€986,000 to be received in November 2019.

The advances bear interest depending on the level of success of the funded program. The repayment schedule for a total amount of €6,490,000 (including interest at an annual rate of 1.44%) is as follows:

•	€550,000 on or before June 30, 2022;

•	€1,000,000 on or before June 30, 2023;

•	€1,500,000 on or before June 30, 2024;

•	€1,700,000 on or before June 30, 2025; and

•	€1,740,000 on or before June 30, 2026.

Portions of the conditional advances with terms longer than one year are classified as non-current liabilities, while the portions with terms of less than one year are classified as current liabilities.

The table below presents the details of the debts recorded on the statements of financial position:

Opening balance sheet debt as of January 1, 2013	€—
Receipts	—
Repayments	—
Other transactions	—

Closing balance sheet debt as of December 31, 2013	€—

Non-current portion	—
Current portion	—
Opening balance sheet debt as of January 1, 2014	€—
Receipts	678,000
Repayments	—
Other transactions	(45,668)

Closing balance sheet debt as of December 31, 2014	€632,332

Non-current portion	632,332
Current portion	—

The deduction that appears in other transactions is the effect of discounting of the conditional advance.

10.2 Maturity dates

Maturity dates of financial liabilities as of January 1, 2013 are as follows:

	Gross amount	Less than one year	One to five years	More than five years
Financial liabilities
Accounts payable and related payables	€127,084	€127,084	€—	€—

Total financial liabilities	€127,084	€127,084	€—	€—

Maturity dates of financial liabilities as of December 31, 2013 are as follows:

	Gross amount	Less than one year	One to five years	More than five years
Financial liabilities
Accounts payable and related payables	€1,374,436	€1,374,436	€—	€—

Total financial liabilities	€1,374,436	€1,374,436	€—	€—

Maturity dates of financial liabilities as of December 31, 2014 are as follows:

	Gross amount	Less than one year	One to five years	More than five years
Financial liabilities
Non-current conditional advances	€632,332	€—	€—	€632,332
Accounts payable and related payables	1,909,206	1,909,206	—	—

Total financial liabilities	€2,541,538	€1,909,206	€—	€632,332

Note 11: Non-current provisions

Non-current provisions as of January 1, 2013, December 31, 2013 and December 31, 2014 are as follows:

	As of January 1, 2013	As of December 31,
		2013	2014
Pension and employee benefits	€—	€9,812	€40,468
Miscellaneous	—	—	19

Total	€—	€9,812	€40,487

The commitments for compensation payable to employees upon their retirement as of January 1, 2013, December 31, 2013 and December 31, 2014 are as follows:

As of January 1, 2013	€—
Cost of services rendered (operating expense)	—
Interest expense	—
Benefits paid	—
Actuarial gain (loss)	9,812

As of December 31, 2013	€9,812

Cost of services rendered (operating expense)	14,256
Interest expense	291
Benefits paid	—
Actuarial gain (loss)	16,109

As of December 31, 2014	€40,468

As part of the estimate of the retirement commitments, the following assumptions were used for all categories of employees:

•	Social security contribution: 45% in 2013 and 2014;

•	Salary increase: 3% in 2013 and 2014;

•	Discount rate: 2.96% and 1.24% in 2013 and 2014, respectively;

•	Retirement age: 67;

•	Terms of retirement: voluntary retirement;

•	Life table: TGH05-TGF05;

•	Collective agreement: Convention Collective Nationale de l’Industrie Pharmaceutique (National Collective Agreement in the Pharmaceutical Industry); and

•	Turn-over of personnel: 10% (20-49), 0% above 50.

No retirement was recorded during any of the periods presented.

Note 12: Accounts payable and other current liabilities

12.1 Accounts payable and related parties

With respect to accounts payable and related payables, no discounting effect has been recognized to the extent that amounts did not represent payables on terms longer than one year at the end of each period presented.

12.2 Other current liabilities

	As of January 1, 2013	As of December 31,
		2013	2014
Due to employees	€—	€205,822	€429,077
Social security and payroll contribution liabilities	—	299,134	383,979
Other taxes	—	7,432	103,472
Other debts	—	9,498	17,852
Deferred revenues from subsidies	—	—	721,081

Total	€—	€521,886	€1,655,460

As mentioned in Note 10, in addition to the conditional advance, the Company has received one non-refundable subsidy from Bpifrance Financement in connection with its development of product candidates using its optogenetics technology platform as follows:

•	€865,000 received in December 2014;

•	€172,471 to be received in November 2018; and

•	€110,000 to be received in November 2019.

As a result, for the year ended December 31, 2014, an amount of €191,011 was recorded in other income in the statement of income (loss) based on research and development expenses incurred as of December 31, 2014, the remaining balance of €673,989 is recorded in deferred revenue in the statements of financial position.

Note 13: Financial instruments recognized in the statements of financial position and related effect on the statement of income (loss)

As of January 1, 2013	Book value on the statement of financial position	Fair value through profit and loss(1)	Loans and receivables(2)	At amortized cost(3)	Fair Value
Financial assets
Cash and cash equivalents	€18,846	€18,846	€—	€—	€18,846

Total financial assets	€18,846	€18,846	€—	€—	€18,846

Financial liabilities
Accounts payable and related payables	127,084	—	—	127,084	127,084

Total financial liabilities	€127,084	€—	€—	€127,084	€127,084

As of December 31, 2013	Book value on the statement of financial position	Fair value through profit and loss(1)	Loans and receivables(2)	At amortized cost(3)	Fair Value
Financial assets
Non-current financial assets	€31,350	€—	€—	€31,350	€31,350
Cash and cash equivalents	17,093,389	17,093,389	—	—	17,093,389

Total financial assets	€17,124,739	€17,093,389	€—	€31,350	€17,124,739

Financial liabilities
Accounts payable and related payables	1,374,436	—	—	1,374,436	1,374,436

Total financial liabilities	€1,374,436	€—	€—	€1,374,436	€1,374,436

As of December 31, 2014	Book value on the statement of financial position	Fair value through profit and loss(1)	Loans and receivables(2)	At amortized cost(3)	Fair value
Financial assets
Non-current financial assets	€31,388	€—	€—	€31,388	€31,388
Accounts receivable and related receivables	530,461	—	530,461	—	530,461
Marketable securities	1,402,151	1,402,151	—	—	1,402,151
Cash and cash equivalents	10,669,471	10,669,471	—	—	10,669,471

Total financial assets	€12,633,471	€12,071,622	€530,461	€31,388	€12,633,471

Financial liabilities
Conditional advances (non-current portion)	€632,332	€—	€—	€632,332	€632,332
Accounts payable and related payables	1,909,206	—	—	1,909,206	1,909,206

Total financial liabilities	€2,541,539	€—	€—	€2,541,539	€2,541,539

(1)	The fair value of financial assets classified as fair value through profit and loss corresponds to the market value of the assets.
(2)	The fair value of loans and receivables corresponds to the value reported in the statement of financial position meaning the value at the transaction date and then tested for impairment on each reporting date.
(3)	The book amount of financial liabilities measured at amortized cost was deemed to be a reasonable estimation of fair value.

Note 14: Other income

	As of December 31,
	2013	2014
Research tax credit (see Note 7.2)	€908,442	€911,682
Subsidies (see Note 12.2)	—	191,011

Total	€908,442	€1,102,693

Note 15: Operating expenses

The research and development expenditures are broken down as follows:

	As of December 31,
	2013	2014
Personnel expenses(1)	€1,189,954	€2,037,956
Sub-contracting, collaboration and consultants	1,123,927	3,469,888
Licensing and intellectual property	259,395	211,209
Real estate property rental, net(2)	91,626	107,121
Conferences and travel expenses	82,894	153,137
Allowance for provisions, amortization and depreciation	32,955	200,410
Others	4,992	17,311

Total R&D expenses	€2,785,743	€6,197,031

(1)	Includes €69,048 and €184,160 related to share-based payments for 2013 and 2014, respectively.
(2)	Includes €352,654 related to rental income from sublease agreements for 2014.

The distribution of general and administrative expenses is as follows:

	As of December 31,
	2013	2014
Personnel expenses(1)	€478,225	€818,446
Fees	286,708	342,667
Communication and travel expenses	101,773	167,409
Real estate property rental, net(2)	50,842	64,897
Office furniture and small equipment	18,366	82,735
Postal and telecommunication expenses	8,568	36,710
Allowance for amortization and depreciation	7,355	55,186
Directors attendance fees	—	35,127
Insurance and banking fees	6,529	18,720
Equipment rental	—	14,385
Others	2,711	12,552

Total G&A expenses	€961,077	€1,648,832

(1)	Includes €61,897 and €110,811 related to share-based payments as of December 31, 2013 and 2014, respectively.
(2)	Includes €88,163 related to rental income from sublease agreements for 2014.

Personnel expenses

The Company had 10 and 18 employees as of December 31, 2013 and 2014, respectively.

The personnel expenses are broken down as follows:

	As of December 31,
	2013	2014
Wages and salaries	€1,166,515	€1,944,887
Social security and payroll related contributions	370,718	602,287
Service cost related to employee benefits	—	14,256
Share-based payments	130,946	294,971

Total	€1,668,179	€2,856,402

Note 16: Share-based payments

The Board of Directors has been authorized by the general meeting of the shareholders to grant employee warrants (Bons de Souscription de Parts de Créateur d’Entreprise or “BCE”) and non-employee warrants (Bons de Souscription d’Actions or “BSA”), and to implement share options plans as follows:

•	with the authorization of the General Meeting of Shareholders on February 5, 2013, the board of directors issued 2,230,000 BCE 2013-02 warrants on July 8, 2013;

•	with the authorization of the General Meeting of Shareholders on February 5, 2013, the board of directors issued 820,000 BSA 2013-02 warrants on July 8, 2013;

•	with the authorization of the General Meeting of Shareholders on February 5, 2013, the board of directors issued 484,500 BCE 2013-02 warrants on April 9, 2014;

•	with the authorization of the General Meeting of Shareholders on February 5, 2013, the board of directors issued 82,500 BSA 2013-02 warrants on April 9, 2014; and

•	with the authorization of the General Meeting of Shareholders on June 25, 2014, the board of directors issued 150,000 BCE 2014-06 warrants on December 3, 2014.

16.1 BCE 2013-02 warrants

Date of Grant July 8, 2013 and April 9, 2014

The BCE 2013-02 warrants may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 1/4 of the BCE 2013-02 warrants on the first anniversary of the date of grant;

•	the remaining 75% becoming exercisable up to 1/36 per month from the first anniversary of the date of grant; and

•	at the latest within 10 years from the date of grant.

Details of BCE 2013-02 warrants

	Date of grant
	July 8, 2013	April 9, 2014
Plan expiration date	07/07/2023	04/08/2024
Number of BCE 2013-02 warrants granted	2,230,000	484,500
Exercise price	€ 0.01	€ 0.01
Valuation method	Black and Scholes	Black and Scholes
Expected volatility	42.50%	42.50%
Expected dividend	0%	0%
Fair value per BCE 2013-02 warrants	€ 0.18	€ 0.18

BCE 2013-02 warrants outstanding

	Year ended December 31,
	2013	2014
Balance outstanding at beginning of period	—	2,230,000
Granted during the period	2,230,000	484,500
Forfeited during the period	—	—
Exercised during the period	—	404,000
Expired during the period	—	—
Balance outstanding at end of period	2,230,000	2,310,500

BCE 2013-02 warrants closing balance

	Year ended December 31,
	2013		2014
	Outstanding	Exercisable	Outstanding	Exercisable
BCE 2013-02 warrants with exercise price of €0.01	2,230,000	—	2,310,500	153,500
Total	2,230,000	—	2,310,500	—

16.2 BSA 2013-02 warrants

Date of grant July 8, 2013 and April 9, 2014

The BSA 2013-02 warrants may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 1/4 of the BSA 2013-02 on the first anniversary of the date of grant;

•	the remaining 75% becoming exercisable up to 1/36 per month from the first anniversary of the date of grant; and

•	at the latest within 10 years from the date of grant.

Details of BSA 2013-02 warrants

	Date of grant
	July 8, 2013	April 9, 2014
Plan expiration date	07/07/2023	04/08/2024
Number of BSA 2013-02 warrants granted	820,000	82,500
Exercise price	€ 0.01	€ 0.01
Valuation method	Black and Scholes	Black and Scholes
Expected volatility	42.50%	42.50%
Expected dividend	0%	0%
Fair value per BSA 2013-02 warrants	€ 0.18	€ 0.18

BSA 2013-02 warrants outstanding

	Year ended December 31,
	2013	2014
Balance at beginning of period	—	820,000
Granted during the period	820,000	82,500
Forfeited during the period	—	—
Exercised during the period	—	169,900
Expired during the period	—	—
Balance at end of period	820,000	732,600

BSA 2013-02 warrants closing balance

	Year ended December 31,
	2013		2014
	Outstanding	Exercisable	Outstanding	Exercisable
BSA 2013-02 warrants with exercise price of €0.01	820,000	—	732,600	35,100
Total	820,000	—	732,600	—

16.3 BCE 2014-06 warrants

Date of grant December 3, 2014

The BCE 2014-06 warrants may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 1/4 of the BCE 2014-06 warrants on the first anniversary of the date of grant;

•	the remaining 75% becoming exercisable up to 1/36 per month from the first anniversary of the date of grant; and

•	at the latest within 10 years from the date of grant.

Details of BCE 2014-06 warrants

Date of grant
December 3, 2014
Plan expiration date	12/02/2024
Number of BCE 2014-06 warrants granted	150,000
Exercise price	€0.01
Valuation method	Black and Scholes
Expected volatility	42.50%
Expected dividend	0%
Fair value per BCE 2014-06 warrants	€0.18

BCE 2014-06 warrants outstanding

	Year ended December 31,
Number of BCE 2014-06 Warrants	2013	2014
Balance outstanding at beginning of period	—	—
Granted during the period	—	150,000
Forfeited during the period	—	—
Exercised during the period	—	—
Expired during the period	—	—
Balance outstanding at end of period	—	150,000

BCE 2014-06 warrants closing balance

	Year ended December 31,
	2013		2014
	Outstanding	Exercisable	Outstanding	Exercisable
BCE 2014-06 with exercise price of €0.01	—	—	150,000	—
Total	—	—	150,000	—

Note 17: Financial income and expenses

The financial income and expenses are broken down as follows:

	As of December 31,
	2013	2014
Financial income	€75,817	€93,191
Financial expenses	(300)	(21,163)

Total	€75,517	€72,028

The financial income is principally capital gains on the disposals of investment securities. Financial expenses are primarily foreign exchange losses related to the purchase of services denominated in U.S. dollars.

Note 18: Income tax expense

As mentioned in Note 3.11—Accounting Principles—Other Income, the French Research Tax Credit is not included in the line item income taxes but included in the line item other income.

18.1 Reconciliation between the effective and nominal income tax expense

The following table shows the reconciliation between the effective and nominal tax expense at the statutory French rate of 33.33%, excluding additional contributions:

	Year ended December 31,
	2013	2014
Income before taxes	€(2,762,861)	€(6,671,142)
Statutory tax rate	33.33%	33.33%

Nominal tax expense	€920,862	€2,223,492

Increase/decrease in tax expense arising from:	—	—
Research tax credit	302,814	303,894
Share-based compensation	(43,649)	(98,324)
Non-recognition of deferred tax assets related to tax losses and temporary differences	(1,179,460)	(2,429,962)
Other differences	(567)	900

Income tax expense	€—	€—

Effective tax rate	0%	0%

18.2 Deferred tax assets and liabilities

As mentioned in Note 3.13, the Company has not recognized deferred tax assets in the statement of financial position. As of December 31, 2014, the amount of accumulated tax loss carryforwards since inception was €7,258,244 with no expiration date.

Note 19: Commitments

Commitments under operating leases

The company has signed various ordinary rental agreements for office equipment and long-term car rental. The amount of the future rents under those agreements is broken down as follows as of December 31, 2014:

As of December 31,
2014
2015	€16,289
2016	10,541

Total	€26,830

As of December 31, 2014, the lease of the company premises expired. A new lease arrangement was signed on January 1, 2015 (see Note 23).

Commitments related to R&D operations

The Company has signed various licensing and collaboration agreements:

•	In October 2012, the Company entered into a license agreement with Inserm Transfert S.A. (“Inserm”), a French public scientific and technological institute. The Company paid a license fee of €40,000 in 2013 upon the execution of the agreement, which has been recognized as research and development expenses in the statement of income. Upon completion of development milestones, the Company will pay non-refundable fees up to €2,750,000 in the aggregate. Upon commercialization of any product covered by the licensed patents, the Company will be obligated to pay a percentage of net sales as a royalty. The royalty rate varies depending on the amount of net sales.

•	In December 2013, the Company entered into a license agreement for use of scientific data with the Association Française contre les Myopathies, or AFM, a non-profit association, the French Muscular Dystrophy Association, Genethon and Inserm Transfert, acting as a delegate of Inserm, a French public scientific and technological institute and the Université Pierre et Marie Curie, or UPMC, a French university. The Company paid a license fee of €10,000 upon the execution of the agreement, which has been recognized as research and development expenses in the statement of income. Upon completion of development milestones, the Company will pay non-refundable fees up to €687,500. Upon commercialization of any product covered by the license patents, the Company will be obligated to pay an annual royalty of 1% of net sales.

•	In December 2013, the Company entered into a 3-year research collaboration agreement with UPMC, a French university and the Institut de la Vision. The Company has the exclusive right to use the developed shared patents. The Company will have to pay an amount of €1,041,000, excluding tax, at its discretion, over a three-year period starting 2014. As of December 31, 2013, in accordance with the arrangement, the Company has recognized €423,600 as research and development expenses in the statement of income. As of December 31, 2014, the remaining payments under the agreement, representing an amount of €617,400 are to be paid in years 2015 and 2016, at sole discretion of the Company if the Company decides to continue to use UPMC for conducting research activities.

•	In February 2013, the Company entered into a license agreement with Novartis. The Company issued 670,588 ordinary shares as consideration paid for the licenses. The amount of the intangible asset recognized was €274,941 (see Note 4) and determined by reference to the fair value of the ordinary shares that were granted by the Company in exchange for the licenses. Upon commercialization of any product covered by the licenses, the Company will be obligated to pay a royalty of 5% of net sales.

•	In February 2014, the Company entered into a non-exclusive license, development and commercialization agreement with Avalanche Technologies (“Avalanche”), a biotechnology company. The annual license fee payable by the Company is U.S.$30,000, which was a €27,273 payment in 2014 and recognized as research and development expenses in the statement of income for the year ended December 31, 2014. Upon completion of development milestones, the Company will pay specified non-refundable fees of up to U.S.$5,900,000. Upon commercialization of any product covered by the license patents, the Company will be obligated to pay a percentage of net sales as a royalty. The royalty rate varies depending on the amount of net sales.

•	In March 2014, the Company entered into a research collaboration agreement with Friedrich Miescher Institute, or FMI, a biomedical research institute under which the parties agreed to collaborate in research comprising the design, planning and carrying out of experiments on different animal models with the aim of testing new therapeutic approaches, including the development and testing of optogenetic tools. Under the terms of this research collaboration agreement, the Company agreed to pay €111,240 to FMI in each of 2014, 2015 and 2016 as a contribution to the cost of the research work. The amount paid to FMI for 2014 has been recognized as research and development expenses in the statement of income.”

For each of these licensing and collaboration agreements, based on the significant uncertainties in the development of the product candidates as well as the Company having sole discretion to decide whether it would like to proceed with the research and development activities, the Company has concluded, based on the stage of development of its product candidates, that it is remote that a payment will be made by the Company to the parties under these licensing and collaboration agreements.”

Note 20: Relationships with related parties

The compensation amounts presented below, which were awarded to the members of the board of directors of the Company, were recognized as expenses during the period presented:

	As of December 31,
	2013	2014
Executive officers and directors	€341,537	€416,444
Board of Directors’ fees	—	35,127
Share-based payments to executive officers and directors	33,964	60,879

Total	€375,501	€512,450

The methods and assumptions used for the measurement of share-based payments are described in Note 16.

Liabilities to related parties as of December 31 are set forth below:

	As of December 31,
	2013	2014
Variable compensation	€87,503	€125,004
Pension obligations	5,345	11,614

Total	€92,848	€136,618

Note 21: Earnings per share

The basic earnings per share is calculated by dividing the net income for the period attributable to the shareholders of the Company by the weighted average number of common shares outstanding during the period. Preferred shares had the same rights and dividends as ordinary shares for purposes of calculating earnings per share. As a result, all outstanding ordinary and preferred shares have been taken into consideration for purposes of calculating basic earnings per share. The weighted average number of shares was 17,438,174 and 21,886,723 in 2013 and 2014, respectively.

The diluted earnings per share is calculated by dividing the net income for the period attributable to shareholders of the Company by the weighted average number of shares outstanding plus any potentially dilutive shares not yet issued from share-based compensation plans (see Note 16).

As noted in Note 9, Series A preferred shares are convertible upon the occurrence of certain liquidity events (e.g. an initial public offering). In the event of an initial public offering, the conversion ratio of the Series A preferred shares to ordinary shares is dependent on the price range. Based on the facts known as of December 31, 2014, an assumption was made that the conversion of the Series A preferred shares would be on a 1-for-1 basis (one Series A preferred share would convert into one ordinary share). Therefore, there was no adjustment to the number of shares that was taken into account for the determination of the diluted earnings (loss) per share.

Dilution is defined as a reduction of earnings per share or an increase of loss per share. When the exercise of outstanding share options and warrants decreases loss per share, they are considered to be anti-dilutive and excluded from the calculation of loss per share. Thus, basic and diluted earnings (loss) per share are equal as all equity instruments issued, representing 16,710,530 potential additional ordinary shares, have been considered anti-dilutive.

	As of December 31,
	2013	2014
Net income (loss) of the reporting period	€(2,762,861)	€(6,671,142)
Adjusted weighted average number of outstanding shares	17,438,174	21,886,723
Basic and diluted earnings (loss) per share	€(0.16)	€(0.30)

Note 22: Management of financial risks

The principal financial instruments held by the Company are cash, cash equivalents and marketable securities. The purpose of holding these instruments is to finance the ongoing business activities of the Company. It is not the Company’s policy to invest in financial instruments for speculative purposes. The Company does not utilize derivatives.

The principal risks to which the Company is exposed are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk.

Liquidity risk

The Company does not believe that it is exposed to short-term liquidity risk, considering the cash, cash equivalents and marketable securities that it had available as of December 31, 2014, amounting to €12,071,622, which was primarily cash and money market funds, term deposits and marketable securities that are convertible into cash immediately without penalty. Management believes that the amount of cash, cash equivalents and marketable securities available is sufficient to fund the Company’s planned operations through the next twelve months.

Foreign currency exchange risk

The Company is exposed to foreign exchange risk inherent in certain services provided in the United States, which have been invoiced in U.S. dollars. The Company does not currently have revenues in euros, dollars nor in any other currency. Due to the relatively low level of these expenditures, the exposure to foreign exchange risk is unlikely to have a material adverse impact on the results of operations or financial position of the Company. The Company’s exposure to currencies other than the U.S. dollar is negligible. For the year ended December 31, 2014, less than 16% of its purchases and other external expenses were made in U.S. dollars, generating a foreign exchange loss of €20,663. In light of these insignificant amounts, the Company has not adopted, at this stage, a hedging mechanism in order to protect its business activity against fluctuations in exchange rates. As the Company further increases its business, particularly in the United States, the Company expects to face greater exposure to exchange rate risk and would then consider adopting an appropriate policy for hedging against these risks.

Interest rate risk

The Company has very low exposure to interest rate risk. Such exposure primarily involves money market funds and time deposit accounts. Changes in interest rates have a direct impact on the rate of return on these investments and the cash flows generated.

The Company has no credit facilities. The repayment flows of the conditional advances from Bpifrance Financement are not subject to interest rate risk.

Credit risk

The credit risk related to the Company’s cash, cash equivalents and marketable securities is not significant in light of the quality of the co-contracting financial institutions.

Fair value

The fair value of financial instruments traded on an active market, such as the securities available for sale, is based on the market rate as of December 31, 2014. The market prices used for the financial assets owned by the Company are the bid prices in effect on the market as of the valuation date.

The nominal value, less the provisions for depreciation, of the accounts receivable and current debts, is presumed to approximate the fair value of those items.

Note 23: Events after the close of the fiscal year

On January 1, 2015, the Company signed a lease arrangement for its new premises located in Paris with SAS Passage de l’Innovation. Under this lease, the Company will pay €472,966 on an annual basis for rent and rental charges until the end of 2023.

In January 2015, the Company entered into several agreements, namely:

•	a financial aid agreement relating to the “Sight Again” program with Bpifrance Financement, Pixium Vision and Fondation Voir et Entendre setting forth the amounts and conditions upon which Bpifrance Financement will grant financial aid to the Program. The Company will benefit from €6.8 million, of which €1.1 million is available as subsidies and €5.7 million as conditional advances. The €5.7 million of conditional advances will only be repayable if and when the product hits the market. The financial aid from Bpifrance Financement is intended to cover both industrial research and experimental development.

•	a patent option agreement with M.I.T. under which they granted the Company an option to negotiate a royalty-bearing, limited-term exclusive worldwide license under certain patent rights jointly owned by M.I.T. and the University of Alberta for the prevention and treatment of blindness in humans. Upon entering the patent option agreement, the Company paid M.I.T. a fee of $7,500. If the Company chooses to extend the initial option period as set forth above, the Company will be required to pay an extension option fee of $3,750. The upfront fee and the extension option fee will be credited against any future upfront license agreement fee.

Note 24: Reconciliation from accounting principles generally accepted in France and IFRS

As mentioned in Note 2, the financial statements have been prepared under IFRS for the first time as of December 31, 2014.

The reconciliation of statutory net loss under French GAAP to net loss under IFRS is presented below:

	As of December 31,
	2013	2014
Statutory net loss under French GAAP	€ (2,617,018)	€ (6,343,862)
Share-based payments	(147,518)	(313,300)
Employee benefits	—	(14,547)
Unrealized gains on financial assets	1,675	568

Net loss under IFRS	€ (2,762,861)	€ (6,671,142)

The reconciliation of statutory shareholders’ equity under French GAAP to shareholders’ equity under IFRS is presented below:

	As of January 1,	As of December 31,	As of December 31,
	2013	2013	2014
Shareholders’ equity under French GAAP	€ (66,469)	€16,715,263	€10,377,205
Intangible assets	—	258,369	240,040
Employee benefits	—	(9,812)	(40,468)
Unrealized gains on financial assets	—	1,675	2,243

Shareholders’ equity under IFRS	€ (66,469)	€16,965,495	€10,579,090

Share-based payments

Under French GAAP, share-based compensation related to the grant of equity instruments is not recognized in the income statement. Under IFRS, as noted in Note 3.7, the cost of the transactions paid with equity instruments is recognized as an expense in exchange for an increase in the shareholders’ equity.

Intangible assets

Under IFRS, an intangible asset was recognized and amortized in the context of a license agreement. The acquisition of this license has resulted in the issuance of ordinary shares as consideration paid for the license. The amount of the intangible asset recognized was determined based on the fair value of the ordinary shares issued as consideration for the license.

Employee benefits

Under French GAAP, the Company has chosen not to recognize liabilities in relation to long-term employee benefits. Under IFRS, a liability has to be recognized for employee benefits for the defined benefit obligation and is measured as the present value of benefits that have accrued to employees through services rendered up to that date, based on actuarial methods of calculation.

Unrealized gains on financial assets

Under French GAAP, the Company recorded financial assets at cost, being the acquisition price. Potential loss at year end is recognized through income and unrealized gains are not recognized. Under IFRS, money market funds are measured at fair value, with unrealized gains being recognized through income as the Company has designated these financial assets at fair value through profit and loss.

Through and including                     , 2015 (25 days after the date of this prospectus), all dealers that effect transactions in the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

                    American Depositary Shares

GenSight Biologics S.A.

Representing Ordinary Shares

PROSPECTUS

Leerink Partners	Evercore ISI	Canaccord Genuity

                    , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Under French law, provisions of bylaws that limit the liability of directors are prohibited. However, French law allows sociétés anonymes to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third party action, provided that they acted in good faith and within their capacities as directors or officers. Criminal liability cannot be indemnified under French law, whether directly by us or through liability insurance.

We intend to maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act, and we intend to enter into agreements with our directors and executive officers to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under French law, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity. We believe that this insurance and these agreements are necessary to attract qualified directors and executive officers.

These agreements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these insurance agreements.

Certain of our non-employee directors may, through their relationships with their employers or partnerships, be insured against certain liabilities in their capacity as members of our board of directors.

In any underwriting agreement we enter into in connection with the sale of ADSs being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 7. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

Issuances of share capital

On February 5, 2013 and March 20, 2013, we sold an aggregate of 670,588 ordinary shares to Novartis Pharma AG, or Novartis, in consideration for the rights granted by Novartis, by offsetting the claim against our Company and 16,108,003 outstanding Series A preferred Shares to 5 investors at a purchase price of €1.12 per share, for an aggregate purchase price of €18,040,963.

On December 19, 2013, we sold 1,308,132 outstanding Series A preferred Shares to one investor at a purchase price of €1.29 per share, for an aggregate purchase price of €1,687,490.

The offers, sales and issuances of the securities described in the preceding two paragraphs were exempt from registration, either under Section 4(a)(2) of the Securities Act or under Regulation S promulgated under the Securities Act.

On July 7, 2015, we sold 11,562,178 Series B preferred Shares to 19 investors at a purchase price of €2.78 per share, for an aggregate purchase price of €32,142,855 pursuant to Rule 506 under Regulation D of the Securities Act or Regulation S promulgated under the Securities Act.

Issuances under our equity plans

On July 8, 2013, April 9, 2014, December 3, 2014 and July 8, 2015, we granted to employees and non-employee directors, pursuant to our equity incentive plans and in exchange for services rendered or to be rendered, warrants to purchase an aggregate of 5,902,747 ordinary shares with an exercise prices of €0.01 per share. Since April 17, 2013, an aggregate of 573,904 ordinary shares have been issued upon the exercise of options and warrants issued under our equity incentive plans, at an exercise price of €0.01 per share, for aggregate proceeds of approximately €5,739.

The offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation or (c) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Item 8. Exhibits and financial statement schedules

(a) Exhibits

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial statement schedules

All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or inapplicable, and therefore has been omitted.

Item 9. Undertakings

The undersigned Registrant hereby undertakes:

(1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, or the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Paris, France on August 10, 2015.

GENSIGHT BIOLOGICS S.A.

By:	/s/ Bernard Gilly
Name:	Bernard Gilly
Title:	Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons on August 10, 2015, in the capacities indicated.

Signature	Title

/s/ Bernard Gilly Bernard Gilly	Chief Executive Officer and Chairman (Principal Executive Officer)

/s/ Thomas Gidoin Thomas Gidoin	Chief Financial Officer (Principal Financial and Accounting Officer)

* Florent Gros	Director

* Genghis Lloyd-Harris	Director

* Guido Magni	Director

* Peter Goodfellow	Director

* Michael Wyzga	Director

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act, this registration statement on Form F-1 has been signed by the undersigned as the duly authorized representative in the United States of GenSight Biologics S.A. in New York, New York, on August 10, 2015.

By:	/s/ Giselle Manon
Name:	Giselle Manon

Exhibit Index

Number	Description of Exhibit	Previously Filed	Filed Herewith	To be Filed by Amendment

1.1	Form of Underwriting Agreement			x

3.1	Bylaws (statuts) of the registrant (English translation)		x

3.2	Form of bylaws of the registrant to become effective upon closing of the offering (English translation)			x

4.1	Form of Deposit Agreement			x

4.2	Form of American Depositary Receipt (included in Exhibit 4.1)			x

5.1	Opinion of Gide Loyrette Nouel A.A.R.P.I.			x

8.1	Tax opinion of Gide Loyrette Nouel A.A.R.P.I.			x

10.1*	Partnership Agreement between Genethon and the registrant dated February 1, 2013	x

10.2*	Addendum 1 to the Partnership Agreement between Genethon and the registrant dated April 2, 2013	x

10.3*	Addendum 1.1 to the Partnership Agreement between Genethon and the registrant dated January 1, 2014	x

10.4*	Research Collaboration Agreement between the Friedrich Miescher Institute and the registrant dated March 1, 2014	x

10.5*	Quality Agreement between Genethon and the registrant dated June 10, 2014	x

10.6*	Consortium Agreement between Pixium Vision S.A., or Pixium Vision, Fondation Voir et Entendre and the registrant dated July 11, 2014 (English translation)	x

10.7*	Master Agreement between Bpifrance Financement, Pixium Vision and the registrant dated December 16, 2014 (English translation)	x

10.8*	Financial Aid Agreement between Bpifrance Financement, Pixium, Fondation Voir et Entendre and the registrant dated December 16, 2014 (English translation)	x

10.9*	Cooperation Agreement between Université Pierre et Marie Curie, or UPMC, Institut National de la Santé et de la Recherche Médicale, or INSERM, Centre National de la Recherche Scientifique, or CNRS, Institut de la Vision and the registrant dated December 19, 2013 (English translation)	x

10.10	1st Amendment to the Cooperation Agreement between UPMC, INSERM, CNRS, Institut de la Vision and the registrant dated February 25, 2014 (English translation)	x

10.11	2nd Amendment to the Cooperation Agreement between UPMC, INSERM, CNRS, Institut de la Vision and the registrant dated December 4, 2014 (English translation)	x

Number	Description of Exhibit	Previously Filed	Filed Herewith	To be Filed by Amendment

10.12*	3rd Amendment to the Cooperation Agreement between UPMC, INSERM, CNRS, Institut de la Vision and the registrant dated June 15, 2015 (English translation)	x

10.13*	Specific Research Agreement between UPMC, INSERM, CNRS, Institut de la Vision and the registrant dated October 28, 2014 (English translation)	x

10.14*	Specific Research Agreement between UPMC, INSERM, CNRS, Institut de la Vision and the registrant dated November 26, 2014 (English translation)	x

10.15*	Specific Research Agreement between UPMC, INSERM, CNRS, Institut de la Vision and the registrant dated June 1, 2015 (English translation)	x

10.16*	License Agreement between Avalanche Biotechnologies Inc. and the registrant dated February 23, 2014	x

10.17*	License Agreement with Inserm Transfert S.A. and the registrant dated October 12, 2012	x

10.18*	License Agreement with Association Française contre les Myopathies, Inserm Transfert S.A. and the registrant dated December 2, 2013	x

10.19	Summary of BSA Plan		x

10.20	Summary of BSPCE Plan		x

10.21*	Biopharma Services Agreement between Henogen S.A and the registrant dated June 24, 2015	x

10.22	Registration Rights Agreement by and among the registrant and certain investors signatory thereto, dated July 28, 2015		x

10.23	Form of Indemnification Agreement between the registrant and each of its executive officers and directors	x

23.1	Consent of Deloitte & Associés		x

23.2	Consent of Gide Loyrette Nouel A.A.R.P.I. (included in Exhibit 5.1 and 8.1)			x

24.1	Power of Attorney of each of the directors of the registrant and the principal executive, financial and accounting officers of the registrant (included on signature page)	x

*	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been submitted separately to the Securities and Exchange Commission.